Form 10-K, Exhibit 13
period 1993-12-31
CINCINNATI BELL INC /OH/
filed 1994-03-30
CIK 716133

                                                                 Exhibit 13
                                                           To Form 10-K for 1993
SELECTED FINANCIAL AND OPERATING DATA                       Cincinnati Bell Inc.


Dollars in Thousands
Except Per Share Amounts                                          1993           1992           1991           1990           1989
- ----------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Revenues and sales (d)                                      $1,089,637     $1,101,448     $1,064,687     $  996,025     $  887,081

Costs and expenses (d,e)                                     1,108,370      1,010,258        946,823        822,547        728,451
                                                            ----------     ----------     ----------     ----------     ----------
Operating income (loss)                                        (18,733)        91,190        117,864        173,478        158,630

Other income (expense) - net                                     9,405         10,947          4,250          8,157          5,168

Interest expense                                                45,760         46,158         52,839         45,254         31,394
                                                            ----------     ----------     ----------     ----------     ----------

Income (loss) before income taxes
  and extraordinary charges                                    (55,088)        55,979         69,275        136,381        132,404

Income taxes                                                     1,707         17,042         26,565         45,387         38,045
                                                            ----------     ----------     ----------     ----------     ----------

Income (loss) before extraordinary charges                     (56,795)        38,937         42,710         90,994         94,359

Extraordinary charges, net of income
  tax benefit                                                       --         (3,690)            --             --             --
                                                            ----------     ----------     ----------     ----------     ----------

Net income (loss)                                              (56,795)        35,247         42,710         90,994         94,359

Preferred dividend requirements                                  2,248          4,350          4,350          4,350          4,350
                                                            ----------     ----------     ----------     ----------     ----------

Income (loss) applicable to common shares                   $  (59,043)    $  30,897      $   38,360     $   86,644     $   90,009
                                                            ----------     ----------     ----------     ----------     ----------
                                                            ----------     ----------     ----------     ----------     ----------

Earnings (loss) per common share                            $     (.93)    $      .50     $      .63     $     1.44     $     1.50
                                                            ----------     ----------     ----------     ----------     ----------
                                                            ----------     ----------     ----------     ----------     ----------

Dividends declared per common share (a)                     $      .80     $      .80     $      .80     $      .76     $      .68
                                                            ----------     ----------     ----------     ----------     ----------

Weighted average number of common
  shares outstanding (000)                                      63,296         61,914         61,334         60,282         59,993
                                                            ----------     ----------     ----------     ----------     ----------

Pre-tax profit percent                                          (5.1)%           5.1%           6.5%          13.7%          14.9%
                                                            ----------     ----------     ----------     ----------     ----------

After tax profit percent                                        (5.2)%           3.2%           4.0%           9.1%          10.6%
                                                            ----------     ----------     ----------     ----------     ----------

Effective tax rate                                               3.1 %          30.4%          38.3%          33.3%          28.7%
                                                            ----------     ----------     ----------     ----------     ----------
- ----------------------------------------------------------------------------------------------------------------------------------


FINANCIAL POSITION
Telephone plant investment at cost                          $1,430,822     $1,408,881     $1,365,546     $1,295,564     $1,221,050
                                                            ----------     ----------     ----------     ----------     ----------

Total assets                                                $1,664,090     $1,632,521     $1,743,134     $1,656,426     $1,393,329
                                                            ----------     ----------     ----------     ----------     ----------

Debt maturing within one year                               $  112,029     $  192,962     $  172,840     $  140,167     $   73,591

Long-term debt                                                 522,888        350,069        445,237        437,038        362,182

Preferred shares subject to
  mandatory redemption                                              --         60,000         60,000         60,000         60,000

Common shareowners' equity                                     515,615        568,883        581,594        578,610        516,114
                                                            ----------     ----------     ----------     ----------     ----------

Total capitalization                                        $1,150,532     $1,171,914     $1,259,671     $1,215,815     $1,011,887
                                                            ----------     ----------     ----------     ----------     ----------
                                                            ----------     ----------     ----------     ----------     ----------
- ----------------------------------------------------------------------------------------------------------------------------------


Dollars in Thousands
Except Per Share Amounts                           1988           1987           1986           1985           1984           1983
- ----------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Revenues and sales (d)                       $  730,258     $  635,035     $  533,838     $  487,089     $  447,417     $  428,150

Costs and expenses (d,e)                        584,732        509,128        418,567        379,829        348,265        322,416
                                             ----------     ----------     ----------     ----------     ----------     ----------

Operating income (loss)                         145,526        125,907        115,271        107,260         99,152        105,734

Other income (expense) - net                        850         (1,870)           136            231          2,154           (288)

Interest expense                                 28,846         25,279         18,436         19,596         21,365         19,535
                                             ----------     ----------     ----------     ----------     ----------     ----------

Income (loss) before income taxes
  and extraordinary charges                     117,530         98,758         96,971         87,895         79,941         85,911

Income taxes                                     33,195         34,405         38,743         36,290         31,587         36,272
                                             ----------     ----------     ----------     ----------     ----------     ----------

Income (loss) before extraordinary charges       84,335         64,353         58,228         51,605         48,354         49,639

Extraordinary charges, net of income
  tax benefit                                        --             --             --             --             --             --
                                             ----------     ----------     ----------     ----------     ----------     ----------

Net income (loss)                                84,335         64,353         58,228         51,605         48,354         49,639

Preferred dividend requirements                   1,945             --             --             --            103            660
                                             ----------     ----------     ----------     ----------     ----------     ----------

Income (loss) applicable to common shares    $   82,390     $   64,353     $   58,228     $   51,605     $   48,251     $   48,979
                                             ----------     ----------     ----------     ----------     ----------     ----------
                                             ----------     ----------     ----------     ----------     ----------     ----------

Earnings (loss) per common share             $     1.31     $     1.00     $      .89     $      .78     $      .72     $      .66
                                             ----------     ----------     ----------     ----------     ----------     ----------
                                             ----------     ----------     ----------     ----------     ----------     ----------

Dividends declared per common share (a)      $      .56     $      .48     $      .44     $      .39     $      .37     $      .35
                                             ----------     ----------     ----------     ----------     ----------     ----------

Weighted average number of common
  shares outstanding (000)                       62,702         64,050         65,610         66,426         67,236         73,773
                                             ----------     ----------     ----------     ----------     ----------     ----------

Pre-tax profit percent                            16.1%          15.6%          18.2%          18.0%          17.9%          20.1%
                                             ----------     ----------     ----------     ----------     ----------     ----------

After tax profit percent                          11.5%          10.1%          10.9%          10.6%          10.8%          11.6%
                                             ----------     ----------     ----------     ----------     ----------     ----------

Effective tax rate                                28.2%          34.8%          40.0%          41.3%          39.5%          42.2%
                                             ----------     ----------     ----------     ----------     ----------     ----------
- ----------------------------------------------------------------------------------------------------------------------------------


FINANCIAL POSITION
Telephone plant investment at cost           $1,229,539     $1,195,066     $1,115,459     $1,078,808     $1,027,664     $  988,559
                                             ----------     ----------     ----------     ----------     ----------     ----------

Total assets                                 $1,276,586     $1,154,240     $  993,734     $  949,696     $  895,335     $  878,081
                                             ----------     ----------     ----------     ----------     ----------     ----------

Debt maturing within one year                $    1,684     $      330     $      824     $    1,694     $    1,345     $      500

Long-term debt                                  322,619        319,303        210,146        210,137        211,443        214,052

Preferred shares subject to
  mandatory redemption                           60,000             --             --             --             --          2,500

Common shareowners' equity                      483,761        448,772        423,229        395,370        373,539        372,688
                                             ----------     ----------     ----------     ----------     ----------     ----------

Total capitalization                         $  868,064     $  768,405     $  634,199     $  607,201     $  586,327      $ 589,740
                                             ----------     ----------     ----------     ----------     ----------     ----------
                                             ----------     ----------     ----------     ----------     ----------     ----------
- ----------------------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL AND OPERATING DATA                       Cincinnati Bell Inc.


Dollars in Thousands
Except Per Share Amounts                                          1993           1992           1991           1990           1989
- ----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Total capital additions
  (including acquisitions)                                  $  235,411     $  140,056     $  193,348     $  284,335     $  202,532
                                                            ----------     ----------     ----------     ----------     ----------

Telephone plant construction                                $  111,595     $   94,956     $  115,931     $  127,690     $  142,871
                                                            ----------     ----------     ----------     ----------     ----------

Common shareowners                                              22,478         23,010         22,244         20,530         19,173
                                                            ----------     ----------     ----------     ----------     ----------

Ratio of earnings to combined fixed
  charges and preferred dividends (b)                          (c)               1.65           1.77           2.89           3.45
                                                            ----------     ----------     ----------     ----------     ----------

Access minutes of use (000)
  Interstate                                                 2,132,281      1,985,239      1,852,207      1,788,449      1,685,110
                                                            ----------     ----------     ----------     ----------     ----------
  Intrastate                                                   887,769        836,018        793,037        782,679        720,301
                                                            ----------     ----------     ----------     ----------     ----------

Network access lines                                           848,000        827,000        808,000        800,000        781,000
                                                            ----------     ----------     ----------     ----------     ----------

Total employees                                                 14,700         11,200         12,100         11,800         11,000
                                                            ----------     ----------     ----------     ----------     ----------

CBT employees                                                    3,400          3,700          3,800          4,200          4,300
                                                            ----------     ----------     ----------     ----------     ----------

Network access lines per CBT employee                              249            224            213            190            182
                                                            ----------     ----------     ----------     ----------     ----------


Market price per share
  High                                                      $   24.375     $   20.875     $   25.375     $   27.875     $   35.000
  Low                                                       $   16.125     $   15.375     $   17.875     $   18.625     $   20.000
  Close                                                     $   18.000     $   17.125     $   19.375     $   23.250     $   27.250


Dollars in Thousands
Except Per Share Amounts                           1988           1987           1986           1985           1984           1983
- ----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Total capital additions
  (including acquisitions)                   $  201,354     $  196,989     $  112,236     $  110,311     $   66,530      $  49,674
                                             ----------     ----------     ----------     ----------     ----------     ----------

Telephone plant construction                 $   76,268     $   87,269     $   78,358     $   86,311     $   59,280      $  49,674
                                             ----------     ----------     ----------     ----------     ----------     ----------

Common shareowners                               18,500         18,003         17,109         16,435         16,950         17,320
                                             ----------     ----------     ----------     ----------     ----------     ----------

Ratio of earnings to combined fixed
  charges and preferred dividends (b)              3.77           4.19           5.16           4.88           4.25           4.42
                                             ----------     ----------     ----------     ----------     ----------     ----------

Access minutes of use (000)
  Interstate                                  1,558,533      1,444,253      1,344,669      1,291,228      1,158,373          n/a
                                             ----------     ----------     ----------     ----------     ----------     ----------
  Intrastate                                    672,646        609,644        502,458        462,009        409,059          n/a
                                             ----------     ----------     ----------     ----------     ----------     ----------

Network access lines                            763,000        748,000        727,000        714,000        700,000        687,000
                                             ----------     ----------     ----------     ----------     ----------     ----------

Total employees                                   9,800          5,900          5,300          5,100          4,900          5,000
                                             ----------     ----------     ----------     ----------     ----------     ----------

CBT employees                                     4,100          4,300          4,300          4,400          4,400          4,700
                                             ----------     ----------     ----------     ----------     ----------     ----------

Network access lines per CBT employee               186            174            169            162            159            146
                                             ----------     ----------     ----------     ----------     ----------     ----------


Market price per share
  High                                       $   23.500     $   13.438     $   11.938     $    7.063     $    5.375      $   5.188
  Low                                        $   10.625     $    9.688     $    6.844     $    5.281     $    4.391      $   4.078
  Close                                      $   21.875     $   12.375     $   10.250     $    6.906     $    5.313      $   5.078


(a) Dividends declared per common share for 1985 exclude a special dividend of $.03 which was a one-time payment declared by the Company to accommodate a change in the schedule of its regular dividend payments.
(b) For the purpose of this ratio: (i) Earnings have been calculated by adding to Income before income taxes and extraordinary charges, adjusted for undistributed income and losses of partnerships, the amount of interest expense and the portion of rentals representative of the interest factor;
     (ii) Fixed charges comprise total interest expense, such portion of rentals representative of the interest factor and preferred dividend requirements.
(c) Earnings before income taxes were inadequate to cover fixed charges by $57,247 for the year ended December 31, 1993.
(d) Certain CBIS reimbursable costs previously recorded as revenues have been reclassified as a reduction of operating expenses. This reclassification decreased revenues and operating expenses, but had no effect on operating income (loss) or net income (loss) for all periods presented. In addition to this reclassification, certain prior year amounts have been reclassified to be consistent with the 1993 presentation.
(e) Included in costs and expenses for 1993, 1992 and 1991 are approximately $102 million, $11 million and $10 million for special charges (see note (b) of Notes to Financial Statements).


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE COMPANY

Cincinnati Bell Inc. (the "Company") is a holding company whose subsidiaries operate in four principal areas: telephone operations, information systems, marketing services and other telecommunications. Segment data are reported for telephone operations, information systems and marketing services. The telephone operations segment includes Cincinnati Bell Telephone Company ("CBT"), the information systems segment is comprised of Cincinnati Bell Information Systems Inc. ("CBIS") and the marketing services segment is represented by MATRIXX Marketing Inc. Other telecommunications includes Cincinnati Bell Directory, Cincinnati Bell Long Distance Inc. and Cincinnati Bell Supply.

This discussion should be read in conjunction with the consolidated financial statements and the accompanying notes.

RESULTS OF OPERATIONS

The Company's consolidated net loss for 1993 was $56.8 million compared to net income of $35.2 million in 1992 and $42.7 million in 1991. The 1993 loss per common share was $.93 compared to earnings per common share of $.50 in 1992 and $.63 in 1991. The 1993 results include approximately $102 million of special charges for the divesting of CBIS Federal and restructuring CBIS that reduced net income by approximately $88 million, or $1.39 per common share.

Revenues and sales decreased to $1,089.6 million from $1,101.4 million in 1992. This represents a decrease of 1 percent compared to an increase of 3 percent in 1992. The decrease was primarily the result of CBT's sale of the residential equipment leasing and PhoneCenter store businesses to AT&T in February 1993 and CBIS's completion of the Nippon Telegraph and Telephone ("NTT") project in 1992.

Total costs and expenses increased to $1,108.4 million from $1,010.3 million in 1992. This was an increase of 10 percent compared to an increase of 7 percent in 1992. The increase in expenses can be directly attributed to CBIS which recorded approximately $102 million of special charges in the fourth quarter 1993. In addition to the special charges, CBIS recorded significant write-downs of capitalized software costs to net realizable value and other costs and expenses related to the termination of certain contracts and products.

Certain reimbursable costs previously recorded as revenues in the information systems segment have been reclassified as a reduction of operating expenses. The reclassification had no effect on operating income (loss) or net income
(loss) for all periods presented.

SPECIAL CHARGES - CBIS OPERATIONS

In late 1993, the Company determined the need to reorganize CBIS, its information systems subsidiary. The reorganization focused on two phases. The first phase was the elimination of non-strategic and under-performing operations. This resulted in CBIS taking action to divest its holdings in its federal operation (CBIS Federal), consolidating its foreign data center operations, and eliminating domestic and international activities. The second phase of the plan was to reorganize the remaining operations into strategic business units. This change will allow the CBIS organization to better serve its clients, align accountability with responsibility, and narrow its focus on customer care and billing systems for the converging telecommunications market while reducing staffing levels. These actions began in 1993 and are expected to be completed in 1994.

These actions taken by CBIS resulted in recording special charges amounting to approximately $102 million for restructuring the operations of CBIS. The decision to sell CBIS Federal resulted in charges of $86 million that include the expected loss on the sale, projected operating losses through estimated date of sale, and other sale related expenses. CBIS Federal provides information services to governmental agencies and employees approximately 1,000 employees.

In addition to the charges related to the sale of CBIS Federal, CBIS also recorded approximately $16 million of charges for restructuring the remainder of its operations. The charges include employee severance costs of approximately $4 million, $6 million of fixed asset write-offs, and $6 million in costs associated with discontinuing unprofitable domestic and international business ventures. Included in the $102 million of special charges are approximately $68 million of charges that do not require future cash outlays. The write-off of approximately $63 million of unamortized goodwill accounted for the majority of the non-cash charges.

The net assets of the operations to be disposed or discontinued consist of $26 million of net current assets as of December 31, 1993. These amounts consist primarily of accounts receivable, property, plant and equipment and related liabilities. Included in the Consolidated Statements of Income for the year ended December 31, 1993 are $67.4 million of revenues and $88.6 million of expenses related to the operations to be disposed or discontinued.

The Company expects that future financial results will benefit from the actions taken by CBIS to reorganize its operations. The exclusion of operating losses and other costs recognized by CBIS in 1993 related to CBIS Federal and other under-performing operations will help to restore profitability to CBIS. It is currently estimated that 1994 operating income could be increased up to $10 million, net of increased software product development costs, as a result of the above actions.

In the fourth quarter 1992, CBIS recorded special charges totaling approximately $11 million for the consolidation of its European operations. Included in these charges were write-offs of fixed assets, lease termination payments, employee severance and relocation costs and estimated operating losses.

In the fourth quarter 1991, the Company recorded special charges of approximately $10 million to expense special termination benefits related to an early retirement incentive package, employee costs for involuntary separations and other related costs. Of this amount, $6 million was recorded at CBIS.

CHANGES IN REVENUES AND SALES
TELEPHONE OPERATIONS


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
  Local service                $ 10,677    4 %      $   6,876    2 %


In 1993, the increase in revenues was attributable to an increase in access lines, greater sales of advanced calling features, increased use of directory assistance services and higher public telephone revenues.

In 1992, the increase was caused primarily by access line growth and greater sales of advanced calling features.

Access lines increased by 21,000 or 2.5 percent to 848,000 from 827,000 in 1992 compared to an increase of 19,000 or 2.4 percent in 1992 over 1991.


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
  Network access               $ (6,702)  (5)%      $  12,022   10 %


During 1993, CBT recorded a $6.6 million reduction in interstate access revenues as the result of orders from the Federal Communications Commission ("FCC"). The FCC orders involved complaints against CBT alleging that CBT had exceeded targeted earnings levels for interstate access services for the 1987-1988 monitoring period. Other decreases were caused by reductions in July, 1992 and 1993 in rates for common carrier access. Partially offsetting the decreases were increases in end user charges from access line growth and increases in multi-line rates.

The increase in 1992 was the result of increased common carrier access and end user charges, transport services provided to independent carriers and settlements, which more than offset common carrier access rate reductions in July 1992.


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
  Long distance                $  8,297   25 %      $  (2,733)  (8)%


The increase in 1993 was caused primarily by higher settlements and increased IntraLATA message toll revenues.

In 1992, lower settlement revenues was the principal cause for the decrease.


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
  Other                        $(31,200) (28)%      $ (35,005) (24)%


The primary reason for the 1993 decrease was significant reductions in residential equipment leasing and PhoneCenter store revenues. These businesses were sold to AT&T Consumer Products in February 1993 and were responsible for approximately $24 million of the decrease in revenues. Billing and collection revenues decreased primarily as the result of AT&T's decision to perform certain functions in-house in 1992. Revenues from CBT owned leasing business telecommunications equipment decreased in 1993 as CBT discontinued this service and commission revenues were lower from concluding certain business activities. Partially offsetting the decreases were increases from new services offered, maintenance contracts and sales of used equipment.

In 1992, the decrease was caused by decreases in billing and collection revenues primarily from AT&T, lower commission revenues from reduced sales and leases of equipment and less lease revenues. In addition, lower sales of material and merchandise also contributed to the decrease. Partially offsetting the decreases were lower provisions for uncollectibles, discounts and allowances.

INFORMATION SYSTEMS


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
                               $(18,217)  (6)%      $  39,036   14 %


Professional and consulting revenues decreased in 1993 from 1992 as a result of the completion of the NTT project in 1992. Also contributing to the decrease were lower federal government contract revenues resulting from a decision in late 1992 by the Internal Revenue Service ("IRS") not to renew an automated data processing support contract. Partially offsetting the decreases were increased revenues from international contracts for the customization of telecommunications software and data processing revenues for increased business with existing customers.

The increase in 1992 was caused primarily from data processing revenues for increased business with existing customers, partially offset by a decrease in professional and consulting revenues caused by the completion of the NTT project.

Because of the decision to sell CBIS Federal and discontinue certain other unprofitable business ventures, revenues for 1994 will be lower than 1993. In addition, data processing revenues from card billing services provided to AT&T are expected to decline significantly in 1994. The negative impact should be partially offset by growth in CBIS' core business.

MARKETING SERVICES


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
                               $ 21,217   25 %      $   1,953    2 %


The acquisition of WATS Marketing of America ("WATS Marketing") in November 1993 accounted for $11.9 million of the increase in 1993 and will continue to contribute significant revenue increases in 1994. The remaining increase was from increased volume of business from new and existing customers. The increases were partially offset by a decrease caused from the completion of a major telephone marketing contract at the end of 1992.

The increase in 1992 was principally the result of increased volume of business from new and existing customers. Partially offsetting the increase was lower foreign telephone marketing revenues from the termination of lower profit margin contracts.

OTHER TELECOMMUNICATIONS


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
                               $  4,117    4 %      $  14,612   14 %


The increases in 1993 and 1992 were principally caused by increased revenues in the long distance business from expansion into new market areas and additional product offerings. The directory and supply businesses also contributed to the increase in 1992 because of higher sales.

CHANGES IN COSTS AND EXPENSES

Operating Expenses


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
                               $ (5,859)  (1)%       $ 51,006    9 %


One of the significant reasons for the decrease in 1993 was the result of fewer expenses related to the NTT project at CBIS that was completed in 1992. Costs also were lower in 1993 because of reduced work on government contracts at CBIS Federal. Additionally, the selling of the residential equipment leasing and PhoneCenter store businesses in early 1993, reduced cost of sales and operating expenses. Employee costs were lower in 1993 as the result of workforce reductions primarily at CBT and a change in CBT vacation policy.

Even though operating expenses decreased overall in 1993, there were several increases. CBIS recorded charges of $5.1 million to withdraw from certain unprofitable international contracts and products. Product development expenses increased approximately $15.6 million in 1993 over the prior year. The acquisition of WATS Marketing in November 1993, also contributed to the increase in costs over the prior period. The adoption of Statement of Financial Accounting Standards ("SFAS") SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", in 1993 increased expenses by approximately $6 million over the 1992 expense. Other reasons for increases in 1993 were increased provisions for inventory losses primarily at Cincinnati Bell Supply and various other costs.

Expenses for 1994 will be increased by the full-year effects for the acquired WATS Marketing and the absence of the one-time benefit of the change in the CBT vacation policy. Cost and expenses related to the businesses to be disposed and the withdrawal from unprofitable ventures will help to decrease 1994 amounts.

During 1993, CBT revised its vacation policy for management and non-management employees to be on an equivalent basis with the Company's other subsidiaries. The policy changed the period in which the employees earn vacation. The change in vacation policy decreased operating expenses and plant and building services expenses by approximately $6.2 million in 1993 compared to 1992.

The increase in 1992 was attributable to higher product development expenses of approximately $7.6 million at CBIS, greater expenses related to revenue generation efforts and increased advertising costs. Also included were increases in employee costs and consulting fees. Partially offsetting the increases were decreased expenses associated with the NTT project.

PLANT AND BUILDING SERVICES


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
                               $ (8,879)  (5)%       $  3,943    2 %


Lower employee costs resulting from CBT workforce reductions was a significant reason for the decrease in 1993. The CBT vacation policy change and a reduction in supplies and expensed purchases of equipment also contributed to the 1993 decrease. Partially offsetting the decreases were increases in expenses in 1993 over 1992 caused by higher office lease costs, increased telecommunications costs related to higher marketing service revenues, and the inclusion of the inclusion of the acquired WATS Marketing expenses.

In 1992, the increase was caused principally from increases in office lease costs. The increases were partially offset by lower employee costs from a reduction of employees at CBT and lower telecommunications costs directly related to a major telephone marketing contract.

DEPRECIATION AND AMORTIZATION


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
                               $ 21,492   16 %       $  5,173    4 %


The increase in 1993 was mainly the result of charges made in the third and fourth quarters by CBIS to reduce the carrying value of certain capitalized software to net realizable value. These charges increased amortization of software costs by approximately $17 million. The remaining increase was attributed to the acquisition of WATS Marketing and higher investment in property, plant and equipment.

In 1992, the increase was caused by federal and state depreciation rate represcriptions at CBT and higher investment in property, plant and equipment. Partially offsetting the increases was a decrease resulting from the reduction of the carrying value of capitalized software costs to net realizable value in June 1991.

TAXES OTHER THAN INCOME TAXES


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
                               $    273    -         $  2,759    3 %


The increase in 1992 was caused by property taxes increasing as a result of higher rates and amounts of property, plant and equipment and gross receipts taxes increasing from higher revenue subject to taxes. Partially offsetting the increase was a decrease in payroll taxes resulting from workforce reductions.

CHANGES IN OTHER INCOME (EXPENSE) - NET


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
                               $ (1,542) (14)%       $   6,697 158 %


The decrease in 1993 included the recording of $4.2 million in provisions for losses related to an investment in and loans to an international distributor of CBIS products and services. Other decreases were from lower interest charged construction and the effect of recording interest income in 1992 from IRS tax refunds. Mainly offsetting the decreases was an increase from the difference between the gain on the 1993 sale by CBT of its residential equipment and PhoneCenter store business to AT&T and the gain recognized in 1992 for an amendment to CBT's marketing agency relationship with AT&T.

For the past ten years, the Company has been a partner in the Anixter-Cincinnati joint venture with Anixter Bros., Inc. This joint venture sold equipment and material to CBT. According to the terms of the partnership agreement, the partnership was terminated at the end of 1993. The Company's share of the profits from this partnership for 1993 was $2.7 million, which is expected to be discontinued in 1994.

The increase in 1992 was primarily the result of a gain from an amendment to CBT's marketing agency relationship with AT&T and the effect of the Company's write-off of its investment in AT&E Corporation in 1991. There were higher amounts of interest charged construction and lower foreign exchange losses in 1992 compared to 1991.

CHANGES IN INTEREST EXPENSE


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
                               $   (398)  (1)%       $ (6,681) (13)%


The decrease in 1993 was primarily caused by decreasing interest rates and the effect of long-term refinancing activities in 1992 to take advantage of lower interest rates. Mostly offsetting the decreases was $4.2 million of interest expense which CBT recorded related to the FCC orders to refund interstate access revenues.

In 1992, the decrease was caused primarily by decreasing interest rates, lower average debt outstanding and the absence in 1992 of interest expense related to a 1991 federal tax settlement.

Interest expense in 1994 is expected to increase over 1993 as a consequence of higher total debt levels and a higher weighted average interest rate. The Company issued $170 million of long-term debt, mostly in late 1993 at long-term interest rates that were higher than short-term debt rates that the Company used as financing during most of 1993.


CHANGES IN INCOME TAXES


                                      Increase (Decrease)
                                      Thousands of Dollars
                              -------------------------------------
                                   1993                 1992
- -------------------------------------------------------------------
                               $(15,335) (90)%       $ (9,523) (36)%


The decrease in 1993 was principally the result of lower U. S. income before taxes. The decision to sell CBIS Federal resulted in losses which did not create income tax benefits.

The decrease in 1992 was attributable to lower U.S. income before taxes, the realization of research and development and foreign sales corporation tax benefits and higher amortization of investment tax credits.

OTHER FINANCIAL INFORMATION

The Financial Accounting Standards Board has issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits". Implementation of SFAS 112 is required in 1994. SFAS 112 requires the accrual of the obligation for benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. These benefits include workers' compensation, disability benefits and health care coverage for a limited time. SFAS 112 will change the Company's current method of accounting for postemployment benefits from recognizing costs as benefits are paid to accruing the expected costs of providing these benefits. The Company estimates that the adoption of SFAS 112 will increase result in a one-time charge of approximately $5 million in the first quarter 1994. Preliminary estimates indicate that the on-going expense recognized under SFAS 112 will not be significantly different from that recorded under existing methods.

REGULATORY MATTERS

In November 1993, CBT filed modifications to its proposed alternative regulation plan with the Public Utilities Commission of Ohio ("PUCO"). CBT's original proposal was filed in May 1993. CBT filed its request under alternative regulation guidelines that were approved by the PUCO in January 1993, to give regulated telephone companies the flexibility to price services competitively and bring services to the market more quickly. The request only applies to Ohio and Indiana customers. It has not been filed in Kentucky. The May 1993 filing included a request to raise the prices of most regulated local services by approximately 9 percent and if approved in its entirety, the proposal would yield about $17 million in new revenue annually from business and residence customers.

There is no assurance that the request, in whole or in part, will be approved or when any increase would be effective.

CBT presently gives accounting recognition to the actions of regulators where appropriate, as prescribed by SFAS No. 71, Accounting for the Effects of Certain Types of Regulation". Under SFAS 71, CBT records certain assets and liabilities because of the actions of regulators. Amounts charged to operations for depreciation expense reflect estimated useful lives and methods prescribed by regulators rather than those that might otherwise apply to unregulated enterprises. In the event CBT determines that it no longer meets the criteria for following SFAS 71, the accounting impact to CBT would be an extraordinary non-cash charge to operations of an amount which would be material. Criteria that give rise to the discontinuance of SFAS 71 include increasing competition, which restricts CBT's ability to establish prices to recover specific costs and a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. CBT periodically reviews these criteria to ensure that continuing application of SFAS 71 is appropriate.

FINANCIAL CONDITION

Cash provided by operating activities in 1993 was $198.1 million compared to $268.7 million in 1992. The 1992 amount included almost $100 million of non-recurring cash receipts related to the completion of the NTT project and was the primary explanation of the $70.6 million decrease between 1992 and 1993. Lower cash payments for interest and income taxes in 1993 helped to partially offset the decrease in cash from operating activities. In September 1993, the Company and First Data Corporation announced an agreement in principle for the Company to acquire First Data's telephone marketing subsidiary, WATS Marketing of America. The finalized agreement was signed in November 1993. The cost of the acquisition was $67.8 million, which included the purchase price of $63 million and $4.8 million of related acquisition costs and working capital adjustments. The purchase was financed by the issuance of short-term debt. The agreement contains provisions which could increase the purchase price up to $87.5 million, if certain conditions are met.

Investing activities used $72.2 million more cash in 1993 compared to 1992. Capital expenditures were $234.3 million and $147.2 million for 1993 and 1992, respectively. The 1993 capital expenditures include the acquisition of WATS Marketing mentioned above. Included in the capital expenditures were capitalized software costs of $26.2 million and $14.8 million, respectively. In 1994, capital expenditures are expected to be approximately $160 million of which $95 million is for telephone property, plant and equipment.

Financing activities provided $29.8 million in 1993 while using $123.9 million in 1992. In 1993, debt increased as a result of less cash available from operating activities and additional cash needed for the acquisition of WATS Marketing. In 1992, debt decreased as a result of using NTT project cash collections to reduce outstanding debt.

The Company was authorized by its Board of Directors to purchase up to 1,000,000 common shares in open market transactions through December 1993. The Company acquired 281,000 common shares for $5.5 million during 1993 under this program.

The Company's debt to capitalization ratio at December 31, 1993 was 55.2 percent compared to 46.3 percent at December 31, 1992. The increase was caused by a decrease in equity resulting primarily from the special charges and an increase in debt.

In May 1993, CBT filed a shelf registration with the Securities Exchange Commission for the issuance of up to $120 million of guaranteed debt securities. Pursuant to the shelf registration, CBT issued the $120 million during November and December 1993 with various interest rates and redemption and maturity dates. The debt securities are guaranteed by the Company on a subordinated basis. The net proceeds from the sale were used, in part, to reduce CBT' outstanding indebtedness which was incurred in December 1992 to redeem $75 million of CBT's long-term debt.

In July 1993, pursuant to a November 1992 shelf registration, the Company issued $50 million of thirty-year 7.25 percent notes due June 15, 2023. The net proceeds from the sale were used to reduce the Company's short-term borrowings.

In July 1993, the Western and Southern Life Insurance Company ("Western-Southern") elected to convert the outstanding preferred shares to common shares. The Company issued 3,157,896 common shares which increased Western-Southern's ownership of the Company's outstanding common shares to 6,627,696 shares or 10.2 percent of the shares then outstanding. Western-Southern's ownership has subsequently been reduced to 6,452,696 shares or 9.9 percent of the shares outstanding at December 31, 1993. The elimination of the preferred dividend approximately offsets the dilution in earnings per common share for 1993 that results from issuing these additional common shares.

In July 1993, CBT's debt rating on its senior notes and debentures was lowered by Duff & Phelps from AA+ to AA-. The deterioration in telephone company's earnings was the reason cited by Duff & Phelps for the change in the rating.

In February 1994, Duff & Phelps said that in light of the CBIS write-offs, which occurred in the fourth quarter 1993, it would be expanding again its credit rating review of the Company. At the same time, Moody's Investor Service lowered the ratings of the Company's senior long-term debt from A-1 to A-2, citing the continuing difficulties in achieving adequate earnings from its diversification strategy.

Management believes that the Company has adequate internal and external resources available to finance its business development, construction and dividend programs. The Company maintains adequate lines of credit with several institutions to provide support for borrowings and general corporate purposes.

Inflation did not have a material effect in 1993 on the operations of the Company. The Company continually attempts to minimize the impact from inflation through greater productivity and cost improvement programs.

COMPETITION

Regulatory, legislative and judicial decisions, new technologies and the convergence of other industries with the telecommunications industry are causes of increasing competition in the telecommunications industry. The range of communications services, the equipment available to provide and access such services and the number of competitors offering such services continue to increase. Federal and state regulators are encouraging changes that promote competition in the industry. These impacts are expected to make it difficult to maintain and grow telephone revenues. The telephone company will need to respond with active programs to market products and reduce costs.

BUSINESS OUTLOOK

Cincinnati Bell operates businesses in several different markets. Each of the businesses has fluctuations in revenues and operating earnings as the result of the overall level, timing and terms of many contracts. These circumstances may increase the variability of financial results on a quarter-to-quarter basis. Important to the Company's growth is the success of products developed using CBIS's new "Edge" system, an object-oriented, open-architecture, distributed processing platform. Precedent 2000, an important product using the CBIS Edge platform, is expected to be in use by certain customers later in the year. It is too early to predict the success of this system.

CBT continues to monitor the technological changes and competitive and regulatory environment of the telecommunications business and to develop strategies to address these changes.

CBT is evaluating the way it conducts business in order to further improve customer responsiveness and quality. CBT is evaluating regulatory changes that will be needed. Also, CBT is evaluating productively improvement programs that could involve retraining of employees, re-engineering of systems, restructure of its organization, resource levels and other operating costs.

As previously announced the Company estimated that earnings for the first quarter 1994 will be below results for the first quarter 1993. Improvement is contingent on the following: CBT must successfully navigate new technology, changes in regulatory policy and the competitive environment; CBIS must improve operational processes and generate sufficient revenues to recover its software costs; and, MATRIXX must successfully integrate the WATS acquisition.

The Company will continue to look carefully at its options in each of the business to improve shareowner value.

REPORT OF MANAGEMENT


  The management of Cincinnati Bell Inc. is responsible for the information and representations contained in this Annual Report. Management believes that the financial statements have been prepared in accordance with generally accepted accounting principles and that the other information in the Annual Report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments which it believes are reasonable under the circumstances.

  In meeting its responsibility for the reliability of the financial statements, management maintains a system of internal accounting controls which is continually reviewed and evaluated. Our internal auditors monitor compliance with it in connection with their program of internal audits. However, there are inherent limitations that should be recognized in considering the assurances provided by any system of internal accounting controls. The concept of reasonable assurance recognizes that the costs of a system of internal accounting controls should not exceed, in management's judgment, the benefits to be derived. Management believes that its system provides reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization, that the recorded accountability for assets is compared with the existing assets at reasonable intervals, and that appropriate action is taken with respect to any differences. Management also seeks to assure the objectivity and integrity of its financial data by the careful selection of its managers, by organizational arrangements that provide an appropriate division of responsibility, and by communications programs aimed at assuring that its policies, standards and managerial authorities are understood throughout the organization.

  The financial statements have been audited by Coopers & Lybrand, independent accountants. Their audit was conducted in accordance with generally accepted auditing standards.

  The Audit Committee of the Board of Directors (see page 60), which is composed of three directors who are not employees, meets periodically with management, the internal auditors and Coopers & Lybrand to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent accountants periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.


/s/ Brian C. Henry
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREOWNERS OF CINCINNATI BELL INC.


  We have audited the accompanying consolidated balance sheets of Cincinnati Bell Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, common shareowners' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cincinnati Bell Inc. and subsidiaries as of December 31, 1993, and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

  As discussed in note (d) to the financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in 1993.

/s/ Coopers & Lybrand
Cincinnati, Ohio
February 11, 1994

CONSOLIDATED STATEMENTS OF INCOME                           Cincinnati Bell Inc.


Thousands of Dollars Except Per Share Amounts          Year Ended December 31            1993         1992         1991
- -----------------------------------------------------------------------------------------------------------------------
Revenues and Sales

                  Telephone operations
                    Local service                                                  $  301,412   $  290,735   $  283,859
                    Network access                                                    129,663      136,365      124,343
                    Long distance                                                      41,448       33,151       35,884
                    Other                                                              80,008      111,208      146,213
                                                                                   ----------   ----------   ----------
                                                                                      552,531      571,459      590,299

                  Information systems                                                 309,684      327,901      288,865
                  Marketing services                                                  107,780       86,563       84,610
                  Other telecommunications                                            119,642      115,525      100,913
                                                                                   ----------   ----------   ----------
                    Total revenues and sales                                        1,089,637    1,101,448    1,064,687
                                                                                   ----------   ----------   ----------

- -----------------------------------------------------------------------------------------------------------------------
Costs and Expenses

                  Operating expenses                                                  603,574      609,433      558,427
                  Plant and building services                                         153,614      162,493      158,550
                  Depreciation and amortization                                       158,515      137,023      131,850
                  Taxes other than income taxes                                        91,037       90,764       88,005
                  Special charges                                                     101,630       10,545        9,991
                                                                                   ----------   ----------   ----------
                    Total costs and expenses                                        1,108,370    1,010,258      946,823
                                                                                   ----------   ----------   ----------
                    Operating income (loss)                                           (18,733)      91,190      117,864
                                                                                   ----------   ----------   ----------

- -----------------------------------------------------------------------------------------------------------------------
Other Income (Expense) - Net                                                            9,405       10,947        4,250
                                                                                   ----------   ----------   ----------

- -----------------------------------------------------------------------------------------------------------------------
Interest Expense                                                                       45,760       46,158       52,839
                                                                                   ----------   ----------   ----------

- -----------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes and
  Extraordinary Charges                                                               (55,088)      55,979       69,275
Income Taxes                                                                            1,707       17,042       26,565
                                                                                   ----------   ----------   ----------

- -----------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Charges                                            (56,795)      38,937       42,710
Extraordinary Charges, Net of Income Tax Benefit                                           --       (3,690)          --
                                                                                   ----------   ----------   ----------

- -----------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                                                   35,247       42,710
Preferred Dividend Requirements                                                         2,248        4,350        4,350
                                                                                   ----------   ----------   ----------

- -----------------------------------------------------------------------------------------------------------------------
Income (Loss) Applicable to Common Shares                                          $  (59,043)  $   30,897   $   38,360
                                                                                   ----------   ----------   ----------
                                                                                   ----------   ----------   ----------

- -----------------------------------------------------------------------------------------------------------------------
Weighted Average Number of Common Shares Outstanding (000)                             63,296       61,914       61,334

Earnings (Loss) Per Common Share
  Income (Loss) Before Extraordinary Charges                                       $     (.93)  $      .56   $      .63
  Extraordinary Charges                                                                    --         (.06)          --
                                                                                   ----------   ----------   ----------
  Net Income (Loss)                                                                $     (.93)  $      .50   $      .63
                                                                                   ----------   ----------   ----------
                                                                                   ----------   ----------   ----------
- -----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREOWNERS' EQUITY       Cincinnati Bell Inc.


                                                                Common Shareowners' Equity
                                                      ---------------------------------------------
                                                                                                       Foreign      Common
                                                                             Additional               Currency      Shares
                                                                   Common      Paid-In   Reinvested  Translation  Outstanding
Thousands of Dollars Except Per Share Amounts           Total      Shares      Capital    Earnings    Adjustment     (000)
- -----------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1991                            $578,610    $ 60,937    $139,400    $378,273   $      --      60,937

  Shares issued under shareowner plans                   4,835         218       4,617          --          --         218
  Shares issued under employee plans                    10,612         540      10,305        (233)         --         540
  Acquisition of shares                                 (1,833)       (100)       (246)     (1,487)         --        (100)
  Net income                                            42,710          --          --      42,710          --          --
  Adjustment for foreign currency translation              138          --          --          --         138          --
  Dividends:
    Preferred shares 7.25%                              (4,350)         --          --      (4,350)         --          --
    Common shares $.80 per share                       (49,128)         --          --     (49,128)         --          --

- -----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                           581,594      61,595     154,076     365,785         138      61,595

  Shares issued under shareowner plans                   4,553         256       4,297          --          --         256
  Shares issued under employee plans                     7,126         426       6,917        (217)         --         426
  Acquisition of shares                                 (5,593)       (322)       (845)     (4,426)         --        (322)
  Net income                                            35,247          --          --      35,247          --          --
  Adjustment for foreign currency translation             (138)         --          --          --        (138)         --
  Dividends:
    Preferred shares 7.25%                              (4,350)         --          --      (4,350)         --          --
    Common shares $.80 per share                       (49,556)         --          --     (49,556)         --          --

- -----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                           568,883      61,955     164,445     342,483          --      61,955

  Shares issued under shareowner plans                   1,467          64       1,403          --          --          64
  Shares issued under employee plans                     1,115          86       1,313        (284)         --          86
  Acquisition of shares                                 (5,480)       (281)       (746)     (4,453)         --        (281)
  Preferred shares converted to common shares           60,000       3,158      56,842          --          --       3,158
  Net income (loss)                                    (56,795)         --          --     (56,795)         --          --
  Adjustment for foreign currency translation              (16)         --          --          --         (16)         --
  Dividends:
    Preferred shares 7.25%                              (2,248)         --          --      (2,248)         --          --
    Common shares $.80 per share                       (51,311)         --          --     (51,311)         --          --

- -----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                          $515,615    $ 64,982    $223,257    $227,392    $    (16)     64,982
                                                      --------    --------    --------    --------    --------    --------
                                                      --------    --------    --------    --------    --------    --------

- -----------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS


Thousands of Dollars                                    at December 31            1993          1992
- ----------------------------------------------------------------------------------------------------
Assets

Current Assets
                    Cash and cash equivalents                               $    8,668    $    5,304
                    Receivables, less allowances of
                      $14,031 and $6,705, respectively                         241,669       219,169
                    Material and supplies                                       21,627        27,522
                    Prepaid expenses                                            30,391        31,041
                    Deferred charges                                            22,471        11,780
                                                                            ----------    ----------
                                                                               324,826       294,816
                                                                            ----------    ----------

- ----------------------------------------------------------------------------------------------------
Property, Plant and Equipment - At Cost

                    Telephone plant
                      In service                                             1,416,016     1,385,463
                      Under construction                                        14,806        23,418
                                                                            ----------    ----------
                                                                             1,430,822     1,408,881
                        Less:  Accumulated depreciation                       (541,690)     (525,215)
                                                                            ----------    ----------
                                                                               889,132       883,666
                                                                            ----------    ----------

                    Other property                                             303,917       253,988
                        Less:  Accumulated depreciation
                               and amortization                               (145,480)     (100,846)
                                                                            ----------    ----------
                                                                               158,437       153,142
                                                                            ----------    ----------

                                                                             1,047,569     1,036,808
                                                                            ----------    ----------

- ----------------------------------------------------------------------------------------------------
Other Assets

                    Intangibles, primarily goodwill-net                        192,161       223,751
                    Deferred charges and other                                  56,504        33,967
                    Other investments                                           43,030        45,179
                                                                            ----------    ----------
                                                                               291,695       300,897
                                                                            ----------    ----------

- ----------------------------------------------------------------------------------------------------
Total Assets                                                                $1,664,090    $1,632,521
                                                                            ----------    ----------
                                                                            ----------    ----------
- ----------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

                                                            Cincinnati Bell Inc.


Thousands of Dollars                                    at December 31            1993          1992
- ----------------------------------------------------------------------------------------------------
Liabilities and Invested Capital

Current Liabilities
                    Debt maturing within one year                           $  112,029    $  192,962
                    Accounts payable                                           132,648       108,797
                    Accrued disposal and restructuring costs                    35,385        10,545
                    Accrued taxes                                               38,135        33,538
                    Advance billing and customers' deposits                     31,553        26,464
                    Accrued compensated absences                                 7,414        19,404
                    Other                                                       17,173        17,234
                                                                            ----------    ----------
                                                                               374,337       408,944
                                                                            ----------    ----------

- ----------------------------------------------------------------------------------------------------
Long-Term Debt                                                                 522,888       350,069

- ----------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
                    Deferred income taxes                                      158,438       144,391
                    Unamortized investment tax credits                          19,371        22,258
                    Other                                                       73,441        77,976
                                                                            ----------    ----------
                                                                               251,250       244,625
                                                                            ----------    ----------

- ----------------------------------------------------------------------------------------------------
Commitments and Contingencies

- ----------------------------------------------------------------------------------------------------
Preferred Shares Subject to Mandatory Redemption                                    --        60,000

- ----------------------------------------------------------------------------------------------------
Common Shareowners' Equity

                    Common shares - $1.00 par value                             64,982        61,955
                      Authorized shares:  240,000,000
                      Outstanding shares:  1993 - 64,982,178
                                           1992 - 61,954,967
                    Additional paid-in capital                                 223,257       164,445
                    Reinvested earnings                                        227,392       342,483
                    Foreign currency translation adjustment                        (16)           --
                                                                            ----------    ----------
                                                                               515,615       568,883
                                                                            ----------    ----------
- ----------------------------------------------------------------------------------------------------
Total Liabilities and Invested Capital                                      $1,664,090    $1,632,521
                                                                            ----------    ----------
                                                                            ----------    ----------

- ----------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS                       Cincinnati Bell Inc.


Thousands of Dollars                    Year Ended December 31        1993         1992         1991
- ----------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income (loss)                                              $ (56,795)   $  35,247    $  42,710
  Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
    Depreciation and amortization                                  158,515      137,023      131,850
    Special charges                                                101,630       10,545        9,991
    Provision for loss on receivables                               14,614        8,225        9,772
    Extraordinary charges                                               --        5,591           --
    Other-net                                                       (2,122)       6,830       18,158
  Change in assets and liabilities net of effects
  from acquisitions:
    Decrease (increase) in receivables                             (11,354)      55,801      (39,458)
    Decrease (increase) in other current assets                     12,677       26,652      (25,808)
    Increase (decrease) in accounts payable                          9,083       (5,259)       5,152
    Increase (decrease) in other current liabilities                (2,816)     (12,848)      12,235
    Decrease in deferred income taxes and
      unamortized investment tax credits                            (6,850)      (6,061)      (4,324)
    Decrease (increase) in other assets and
      liabilities-net                                              (18,440)       6,941       19,523
                                                                 ---------    ---------    ---------
       Net cash provided by operating activities                   198,142      268,687      179,801
                                                                 ---------    ---------    ---------
- ----------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
    Capital expenditures - telephone plant                        (109,279)    (103,896)    (103,131)
    Capital expenditures - other                                   (57,206)     (43,318)     (58,524)
    Payments made for acquisitions, net of cash
      acquired                                                     (67,795)          --       (4,653)
    Other-net                                                        9,683       (5,190)       4,184
                                                                 ---------    ---------    ---------
       Net cash used in investing activities                      (224,597)    (152,404)    (162,124)
                                                                 ---------    ---------    ---------
- ----------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
    Proceeds from long-term debt                                   169,615       99,956           --
    Redemption of long-term debt                                        --     (169,168)          --
    Principal payments on long-term debt                           (28,115)      (3,465)      (2,676)
    Proceeds from (payments on) notes payable                      (55,467)      (3,445)      32,842
    Proceeds from issuance of common shares                          2,582       11,679       15,447
    Dividends paid                                                 (53,294)     (53,853)     (52,740)
    Payments made to acquire common shares                          (5,480)      (5,593)      (1,833)
                                                                 ---------    ---------    ---------

       Net cash provided by (used in) financing
       activities                                                   29,841     (123,889)      (8,960)
                                                                 ---------    ---------    ---------
- ----------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash
 equivalents                                                           (22)        (662)         786
                                                                 ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents                 3,364       (8,268)       9,503

Cash and cash equivalents at beginning of year                       5,304       13,572        4,069
                                                                 ---------    ---------    ---------

Cash and cash equivalents at end of year                         $   8,668    $   5,304    $  13,572
                                                                 ---------    ---------    ---------
                                                                 ---------    ---------    ---------
- ----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS


- --------------------------------------------------------------------------------
(a) Accounting Policies

                The consolidated financial statements of Cincinnati Bell Inc. reflect the application of the accounting policies described in this note. These statements have been prepared in conformity with generally accepted accounting principles.

                  Certain reimbursable costs previously recorded as information systems revenues have been reclassified as a reduction of operating expenses. The reclassification amounted to $43.2 million, $34.9 million and $23.3 million for 1993, 1992 and 1991, respectively. This reclassification had no effect on operating income (loss) or net income (loss) for all periods presented. In addition to the information systems revenues, certain prior year amounts have been reclassified to be consistent with the 1993 presentation.

                  Consolidation - These consolidated financial statements
                include the accounts of Cincinnati Bell Inc. and its wholly owned subsidiaries (the "Company"). The significant subsidiaries include: Cincinnati Bell Telephone Company ("CBT"), Cincinnati Bell Information Systems Inc. ("CBIS") and MATRIXX Marketing Inc. ("MATRIXX"). Investments in certain partnerships and joint ventures are accounted for using the equity method. The Company has a 45 percent interest in a limited partnership which provides cellular mobile telephone service to an area of Southern Ohio with a population of over four million people. The Company's share of income from such investments is included in Other Income (Expense) - Net in the Consolidated Statements of Income. All significant intercompany transactions and balances have been eliminated in consolidation.

                  Regulatory Accounting - CBT follows the accounting for
                regulated enterprises under Statement of Financial Accounting Standards ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulation". This accounting reflects the rate actions of regulators in the financial statements. The rate actions can provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset, or impose a liability. Actions of a regulator can also eliminate a liability previously imposed by the regulator. The Company continually reviews the applicability of SFAS 71 based on the developments in its current regulatory and competitive environment.

                  Foreign Currency Translation  - Assets and liabilities of
                foreign subsidiaries are translated to U.S. dollars at year-end exchange rates and revenue and expense items are translated at average rates of exchange prevailing during the year. The foreign currency translation adjustments are recorded in a separate component of shareowners' equity.

                  Financial Instruments - Certain foreign currency transactions are designated as effective hedges of the net investment in foreign subsidiaries. The related gains and losses are included in the foreign currency translation adjustment account. Foreign currency transaction gains and losses related to forward contracts that are designated and effective as hedges are deferred and recognized with the assets, liabilities or transactions being hedged. All other foreign currency transaction gains and losses are reflected in income. The interest rate differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized as an adjustment of interest expense.

                  Cash Equivalents - Cash equivalents represent highly liquid debt instruments with original maturities of three months or less and are stated at cost, which approximates market value.

                  Material and Supplies - New and reusable material, related to the regulated telephone operations, are carried in inventory at average original cost, except that specific costs are used in the case of large individual items. Nonreusable material is carried at estimated salvage value. All other material and supplies are stated at the lower of cost or market principally on an average cost basis.

                  Property, Plant and Equipment - Property, plant and equipment is stated at its original cost and does not purport to represent reproduction costs or current value. Telephone plant dedicated to providing communication services, other than minor items thereof which are replaced, is retired at the amount at which such plant has been carried in telephone plant in service and is charged to accumulated depreciation.

                  The Company's provision for depreciation of telephone plant is based on the remaining life method of depreciation and straight-line composite rates. The remaining life method provides for the full recovery of the investment in telephone plant. Provision for depreciation of other property is based on the straight-line method over the estimated useful life.

                  Software Development Costs - Research and development
                expenditures are charged to expense as incurred. The development costs of software to be marketed are charged to research and development expense until technological feasibility is established. After that time, the remaining software production costs are capitalized as Other Property in the Consolidated Balance Sheets. Amortization of the capitalized amounts is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product. Reductions in the carrying value of capitalized software costs to net realizable value are also included in amortization expense.

                  Intangibles, Primarily Goodwill-Net - Intangible assets
                consists primarily of goodwill, which represents the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for using the purchase method. These amounts are amortized on a straight-line basis over periods benefited, principally in the range of twenty to forty years. Other intangible assets are amortized on a straight-line basis over periods of five to nine years. Accumulated amortization of intangible assets at December 31, 1993 and 1992 was $49 million and $40 million, respectively. The Company periodically evaluates the carrying amount of its recorded goodwill related to acquired businesses. Management uses their best estimate of the future cash flows expected to result from the operations of the business and its eventual disposition. If future expected undiscounted net cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized.

                  Revenue Recognition - Local telephone service revenues are generally billed monthly in advance and revenues are recognized in the following month when services are provided. Software license revenue is recognized at the time of delivery if the Company does not have to provide additional significant service under the contract. All anticipated future costs under the contract are accrued at the time the revenue is recognized. If the contract requires significant additional obligations in addition to the delivery of the software license, the Company recognizes revenue under the percentage of completion method of accounting. Information systems maintenance revenue is generally recognized over the term of the agreement. All other revenues are recognized when services are performed regardless of the period in which they are billed.

                  Income Taxes - The provision for income taxes consists of an amount for taxes currently payable and a provision for tax consequences deferred to future periods.

                  During 1992, the Company implemented the provisions of SFAS
                109, "Accounting for Income Taxes". SFAS 109 supersedes SFAS 96 which the Company had adopted in 1990. The Statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes. CBT has recorded a regulatory asset and liability to recognize the cumulative effects of ratemaking activities. Financial statements for 1991 have not been restated and the cumulative effect of the accounting change was not material.

                  For financial statement purposes, deferred investment tax
                credits of CBT are being amortized as a reduction of the provision for income taxes over the estimated useful lives of the related property, plant and equipment.

                  Earnings (Loss) Per Common Share - Earnings (loss) per common share are calculated by using the weighted average number of common shares outstanding. The dilutive effect of the Company's common share equivalents (shares under option) is insignificant.

- --------------------------------------------------------------------------------
(b) Special Charges - CBIS Operations

                  In late 1993, the Company determined the need to reorganize
                CBIS, its information systems subsidiary. This reorganization focused on two phases. The first phase was the elimination of non-strategic and underperforming operations. This resulted in CBIS taking action to divest its holdings in its federal operation (CBIS Federal), consolidating its foreign data center operations, and eliminating unprofitable domestic and international activities. The second phase of the plan was to reorganize the remaining operations into strategic business units. These actions began in 1993 and are expected to be completed in 1994.

                  These actions taken by CBIS resulted in recording special
                charges amounting to approximately $102 million ($88 million after tax, or $1.39 per common share) for divesting of its federal operations and restructuring the operations of CBIS.
                The decision to sell CBIS Federal resulted in charges of $86 million that include the expected loss on the sale, projected operating losses through estimated date of sale, and other sale related expenses. CBIS Federal provides information services to governmental agencies and employs approximately 1,000 employees.

                  In addition to the charges related to the sale of CBIS
                Federal, CBIS also recorded approximately $16 million of charges for restructuring the remainder of its operations. The charges include employee severence costs of approximately $4 million, $6 million of fixed asset write-offs, and $6 million in costs associated with discontinuing unprofitable domestic and international business ventures.

                  Included in the $102 million of special charges are
                approximately $68 million of charges that do not require future cash outlays. The write-off of approximately $63 million of unamortized goodwill accounted for the majority of the non-cash charges.

                  The net assets of the operations to be disposed or
                discontinued consist of $26 million of net current assets and $10.2 million of net non-current assets as of December 31, 1993. These amounts consist primarily of accounts receivable, property, plant and equipment and related liabilities. Included in the Consolidated Statements of Income for the year ended December 31, 1993 are $67.4 million of revenues and $88.6 million of expenses related to the operations to be disposed or discontinued.

                  In the fourth quarter of 1992, CBIS recorded special charges totaling $10.5 million for the consolidation of its European operations. Included in these charges were write-offs of fixed assets, lease termination payments, employee severance and relocation costs and estimated operating losses.

                  In the fourth quarter of 1991, the Company recorded special charges of approximately $10 million to expense special termination benefits related to an early retirement incentive package, employee severance costs for involuntary separations and other related costs. Of this amount, $6 million was recorded at CBIS.

                  Also, during the fourth quarter 1993, the Company recorded significant other charges unrelated to the restructuring of CBIS. CBIS has accrued and included in operating expenses $5.1 million of costs to withdraw from certain international contracts and products. CBIS also recorded additional software amortization expense of $12 million in the fourth quarter 1993 and $5 million in the third quarter of 1993 related to the write-down of capitalized software costs to net realizable value (see note (f)).

                  In addition, a $4.2 million reserve for losses has been
                established related to an investment in and loans to an international distributor of CBIS products and services. These charges are included in Other Income (Expense)-net.

- -------------------------------------------------------------------------------
(c) Income Taxes

                The components of income tax expense are as follows:


             Thousands of Dollars       Year Ended December 31     1993      1992      1991
             ------------------------------------------------------------------------------
             Current:
               Federal                                          $19,113   $18,482   $32,475
               Foreign                                            1,658       512     1,028
               State and Local                                    2,282     3,327     2,556
                                                                -------   -------   -------
                 Total current                                   23,053    22,321    36,059
                                                                -------   -------   -------
             Deferred:
               Federal                                          (14,592)   (1,593)   (7,932)
               State and Local                                       15      (419)      520
                                                                -------   -------   -------
                 Total deferred                                 (14,577)   (2,012)   (7,412)
                                                                -------   -------   -------
             Investment tax credits                              (2,888)   (3,267)   (2,082)
                                                                -------   -------   -------
             Adjustment of valuation allowance related
               to net operating and capital losses               (3,881)       --        --
                                                                -------   -------   -------
             Total                                              $ 1,707   $17,042   $26,565
                                                                -------   -------   -------
                                                                -------   -------   -------


                The components of the Company's deferred tax assets and liabilities are as follows:


                Thousands of Dollars               at December 31               1993      1992
                ------------------------------------------------------------------------------
                Deferred tax asset:
                  Unamortized investment tax credit                          $10,432   $11,468
                  Net operating loss carryforwards                             7,510     6,711
                  Deferred tax consequences of net
                    regulatory liability                                       4,823     7,152
                  Allowance for doubtful accounts                              3,321       892
                  Accrual for disposal and restructuring costs                12,964     3,077
                  Accrued rent liability                                       3,969     2,231
                  FCC complaint                                                3,779        --
                  Property, plant and equipment depreciation
                    and amortization                                           3,194     3,352
                  Accrual for compensated absences                             1,102     3,323



                  Other                                                       10,200     5,605
                                                                            --------  --------
                                                                              61,294    42,919
                  Less:  Valuation allowance                                  (3,391)   (6,711)
                                                                            --------  --------
                  Net deferred tax asset                                      57,903    36,208
                                                                            --------  --------
                Deferred tax liability:
                  Property, plant and equipment depreciation
                    and amortization                                         164,080   149,589
                  Basis differences on items previously flowed
                    through to ratepayers                                     15,914    16,961
                  Accrual for property taxes                                   2,496     7,838
                  Other                                                        5,620     1,748
                                                                            --------  --------
                  Total deferred tax liability                               188,110   176,136
                                                                            --------  --------
                  Total net deferred tax liability                          $130,207  $139,928
                                                                            --------  --------
                                                                            --------  --------


                  The Company's deferred tax asset valuation allowance decreased approximately $3.3 million in 1993 principally as a result of certain business strategies involving the Company's operations in France.

                  During 1991, deferred income taxes were provided for
                significant temporary differences in the recognition of certain expenses for tax and financial statement purposes. These items, in thousands of dollars, for the year ended December 31, 1991, consisted of the following:


                        Depreciation                              $ 4,265
                        Compensated absences                       (1,430)
                        Property taxes                              1,142
                        Capital loss                               (1,700)
                        Pension and employee benefits              (7,409)
                        Other                                      (2,280)
                                                                  -------
                        Total                                     $(7,412)
                                                                  -------
                                                                  -------

                    The following is a reconciliation of the statutory Federal income tax rate of 35% for 1993 and 34% for 1992 and 1991 with the effective tax rate for each year:



                                                                      1993      1992      1991
                  -----------------------------------------------------------------------------
                  U.S. Federal statutory rate                       (35.0%)     34.0%     34.0%
                  Plant basis differences, net of depreciation        2.0        2.0       2.0



                  Amortization of investment tax credits             (5.2)      (5.8)     (2.3)
                  Rate differential on reversing temporary
                    differences                                      (4.0)      (3.0)     (3.0)
                  Disposal losses without income tax benefit         40.0        --         --
                  Amortization of intangible assets                   5.2        4.3       3.8
                  Foreign subsidiaries' losses for which no tax
                    benefit has been recognized                        --        2.6       3.2
                  Change in valuation allowance                      (6.0)        --        --
                  State and local income taxes, net of federal
                    income tax benefit                                2.7        3.4       2.9
                  Research and development tax credit                (4.1)      (2.3)       --
                  Taxes related to prior years                        5.6         --        --
                  Other differences                                   1.9       (4.8)     (2.3)
                                                                     -----      -----     -----
                  Effective rate                                      3.1%      30.4%     38.3%
                                                                     -----      -----     -----
                                                                     -----      -----     -----



                    The Omnibus Budget Reconciliation Act of 1993, which was
                  enacted in August 1993, increased the Federal income tax rate to 35 percent effective January 1, 1993. Pursuant to SFAS 71, the effect of the income tax rate increase on the deferred tax balances of CBT was primarily deferred through the establishment of regulatory assets of $.5 million and the reduction of regulatory liabilities of $5.6 million. The effect of the income tax rate increase on the deferred tax balances of the other subsidiaries was not material to the financial statements.

                    At December 31, 1993 and 1992, the liability for income
                  taxes includes approximately $16 million and $17 million, respectively, representing the cumulative amount of income taxes on temporary differences which were previously flowed through to ratepayers. CBT also recorded a corresponding regulatory asset on the balance sheet for these items, representing amounts which will be recovered through the ratemaking process, which is recorded in Deferred Charges and Other. These deferrals have been increased for the tax effect of the future revenue requirement and will be amortized over the lives of the related depreciable assets concurrently with their recovery in rates.

                    In addition, Other Deferred Credits and Liabilities
                  includes a regulatory liability at December 31, 1993 and 1992 of approximately $34.5 million and $45.1 million, respectively. A substantial portion of the regulatory liability represents the excess deferred taxes on depreciable assets, resulting primarily from the reduction in the statutory federal income tax rate from 46 percent to 35 percent. This amount will be amortized over the lives of the related depreciable assets in accordance with the average rate assumption method required by the Tax Reform Act of 1986. Another item included in the regulatory liability is associated with unamortized investment tax credits. This amount will be amortized in the same manner as the underlying investment tax credits. These regulatory liabilities have been increased to reflect future revenue requirement levels.

                    The Company has net operating loss carryforwards applicable to foreign subsidiaries at December 31, 1993 and 1992 of approximately $19.4 million and $16.7 million, respectively. Net operating loss carryforwards acquired through a business combination with a domestic subsidiary are approximately $3.0 million at December 31, 1993 and 1992. Utilization of both the U.S. and foreign carryforwards is dependent upon future earnings of each subsidiary with foreign carryforwards expiring 1994 through 2003 and the U.S. carryforwards expiring in 2003 through 2005. The Company has capital loss carry forwards of approximately $4.7 million at December 31,
                  1993.   Utilization of these capital losses is dependent upon
                  the generation of future capital gains with the carryforwards expiring in 1996 through 1998.

- -------------------------------------------------------------------------------
(d) Employee Retirement and Postemployment Benefits

                  PENSIONS

                  The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for nonmanagement employees and one supplementary, nonqualified, unfunded plan for certain senior managers. The pension benefit formula for the management plan was based on a stated percentage of adjusted career income for retirees prior to 1993. Effective December 31, 1993, the management pension plan change the method of calculating the defined benefit payable at retirement date to a cash balance benefit. The annual credits are based on a combination of age, rate of pay, the Social Security Taxable Wage Base and annual guaranteed interest credits. Further, the supplementary death benefit payable from the pension plan was frozen at the December 31, 1993 compensation level. The benefit formula for the nonmanagement plan is based on a flat dollar amount according to job classification times years of service. Benefits for the supplementary plan are based on years of service and eligible pay.

                    Funding of the management and nonmanagement plans is
                  achieved through contributions made to an irrevocable trust fund. The contributions are determined in accordance with the Aggregate Cost Method.

                    The Company uses the Projected Unit Credit Cost Method for determining pension cost for financial reporting purposes and accounts for certain benefits provided under early retirement packages discussed below as a special termination benefit.

                    Pension cost includes the following components:



                  Thousands of Dollars       Year Ended December 31      1993       1992       1991
                  ----------------------------------------------------------------------------------
                  Service cost (benefits earned during
                    the period)                                      $ 10,045   $ 12,605   $  14,520
                  Interest cost on projected benefit
                    obligations                                        40,270     39,874      34,933
                  Actual return on plan assets                        (79,576)   (64,852)  (111,179)
                  Amortization and deferrals - net                     29,424     15,091      63,451
                  Charge to expense for special
                    termination benefits                                7,616         --       2,760
                  Settlement gain                                      (7,901)        --          --
                                                                     --------   --------   ---------



                  Pension cost (income)                              $   (122)  $  2,718   $  4,485
                                                                     --------   --------   --------
                                                                     --------   --------   --------


                    The following table sets forth the plans' funded status:


                  Thousands of Dollars                    at December 31       1993      1992
                  -----------------------------------------------------------------------------
                  Actuarial present value of accumulated benefit
                    obligations including vested benefits of
                    $458,415 and $409,772, respectively                     $515,807  $465,531
                                                                            --------  --------
                                                                            --------  --------

                  Plan assets at fair value (primarily listed
                    stocks, bonds and real estate, including
                    $62,230 and $59,205, respectively in common
                    shares of Cincinnati Bell Inc.)                         $706,385  $689,839
                  Actuarial present value of projected benefit
                    obligation                                              (557,192) (534,556)
                                                                            --------  --------

                  Excess of assets over projected benefit
                    obligation                                               149,193   155,283
                  Unrecognized prior service cost                              7,818    23,021
                  Unrecognized transition asset                              (45,292)   52,770
                  Unrecognized net gain                                      (92,997)  114,233
                  Recognition of minimum liability                            (8,946)    8,527
                                                                            --------  --------
                  Prepaid pension cost                                      $  9,776  $  2,774
                                                                            --------  --------
                                                                            --------  --------


                    The Company used the following rates in determining the
                  actuarial present value of the projected benefit obligation and pension cost:


                  At December 31                                       1993      1992      1991
                  -----------------------------------------------------------------------------
                  Discount rate - projected benefit obligation        7.25%     8.00%     8.00%
                  Future compensation growth rate                     4.00%     5.00%     5.00%
                  Expected long-term rate of return on plan assets    8.25%     8.25%     8.25%


                    Pension cost has been determined in such a manner as to
                  anticipate that improvements in the pension plans will continue in the future. In the event of a change of control of the Company, the excess plan assets are to be used solely for providing pension benefits or post-retirement medical benefits for a period of five years.

                    Collective bargaining was completed with the Communication
                  Workers of America in May 1993. As a result of the bargaining, nonmanagement pension plan participants were granted an increase in the flat dollar pension amount of 5 percent effective October 1, 1993, an additional 5 percent effective October 1, 1994 and an additional 4 percent effective October 1, 1995. Further, the supplementary death benefit payable from the pension plan was frozen at the December 31, 1993 compensation level.

                    In November 1991, the Company offered an early retirement
                  incentive package to certain management employees. The package included an amendment to the management pension plan which was accounted for as a special termination benefit.
                  The impact of the workforce reduction on 1991 earnings, including the special termination benefit, severance pay related to involuntary separations and related costs, reduced net income by approximately $7 million or, $.11 per common share.

                    In December 1992, the Company offered a voluntary
                  separation incentive package to certain management employees. The package provided for enhancements to the benefit payments of the management pension plan or allowed for a lump sum payment. There were 137 employees who accepted the offer in 1993 and as a result, the Company recorded an expense for special termination benefits of $7.6 million and a settlement gain of $7.9 million.

                  EMPLOYEE POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

                    The Company provides health care and group life insurance
                  benefits for its retired employees. Substantially all the Company's employees may become eligible for these benefits if they retire with a service pension. Effective January 1, 1993, the Company adopted SFAS 106, "Employers Accounting for Postretirement Benefits Other Than Pensions". SFAS 106 requires that the cost of the net periodic postretirement benefit is to be recognized in the period in which employees render services necessary to earn such benefits. Prior to 1993, the Company's accrual method did not consider the health care inflation factor in the calculation of future benefits as required by SFAS 106. The Company used the Projected Unit Credit Cost Method for the determination of postretirement health care and life insurance benefits cost. In adopting SFAS 106, the Company elected to amortize the accumulated postretirement benefit obligation over twenty years.

                    The Company has funded its group life insurance benefits
                  through Retirement Funding Accounts ("RFAs") for many years and began funding trusts for health care benefits in 1989 using Voluntary Employee Benefit Associations ("VEBAs"). Contributions are determined in accordance with the Aggregate Cost Method. The associated plan assets, primarily corporate securities and bonds and temporary investments, were considered in determining the transition obligation under SFAS 106. The investments held by the management VEBAs earn income after a deduction for income taxes, whereas the nonmanagement VEBAs and RFAs earn income without tax. The Company intends to continue to fund the VEBAs and RFAs, and is exploring other available funding and cost containment alternatives.

                    The components of postretirement benefit cost for the year ended December 31, 1993, in thousands of dollars, are as follows:


                  Service cost (benefits earned during the period)                    $  2,431
                  Interest cost on accumulated postretirement
                    benefit obligation                                                  13,283
                  Actual return on plan assets                                          (5,369)
                  Amortization and deferrals - net                                       9,495
                                                                                      --------
                  Postretirement benefit cost                                         $ 19,840
                                                                                      --------
                                                                                      --------


                    The funded status of the plans, in thousands of dollars, at
                  December 31, 1993:

                    Retirees and dependents                                           $130,143
                    Fully eligible active participants                                  18,272
                    Other active participants                                           47,632
                                                                                      --------
                  Total Accumulated postretirement benefit obligation                  196,047
                  Less:  plan assets at fair value                                      46,926
                                                                                      --------
                  Accumulated postretirement benefit obligation
                    in excess of plan assets                                           149,121
                  Less:  unrecognized transition obligation                            129,063
                  Less:  unrecognized net loss                                          19,407
                                                                                      --------
                  Accrued postretirement benefit obligation                           $    651
                                                                                      --------
                                                                                      --------

                    The assumed discount rate used to measure the accumulated
                  postretirement benefit obligation was 7.25 percent. The expected long-term rate of return on plan assets was 8.25 percent on VEBAs and 8.0 percent on RFAs. The assumed health care cost trend rate used to measure the postretirement health benefit obligation at December 31, 1993 was 9 percent and is assumed to decrease gradually to 4.5 percent. A one percent increase in the assumed health care cost trend rate would have increased the aggregate of the service and interest cost components of 1993 postretirement health benefits by approximately $.6 million, and would increase the accumulated postretirement benefit obligation as of December 31, 1993, by approximately $8 million.

                    Collective bargaining was completed with the Communication
                  Workers of America in May 1993. As a result of the bargaining agreement, bargained employees reimbursement of the Medicare Part B was capped at $50 per month. The provision for retiree contributions in excess of the Company's reimbursement was amended. Retiree contributions shall not begin before January 1, 1997.


                    As of December 31, 1993, the Company had approximately
                  2,500 retirees eligible to receive health care and group life insurance benefits.

                    A substantial portion of the cost recognized under SFAS 106 is related to the Company's telephone subsidiary, CBT, which is subject to rate regulation. In April 1993, CBT received approval from the Public Utilities Commission of Ohio ("PUCO") to defer the incremental SFAS 106 costs, subject to certain return on equity limits. Deferrals began January 1, 1993, and will cease the earliest of December 31, 1997, the day prior to the effective date of rates which include postretirement costs on a SFAS 106 basis, or the date of the Company's consent to or withdrawal of a PUCO approved alternative regulation plan currently pending. During 1993, CBT recorded approximately $3.6 million in postretirement benefit cost as a regulatory asset related to the recovery of future incremental costs. The recording of a regulatory asset is in accordance with SFAS 71.

                    Prior to the adoption of SFAS 106, the Company had accrued and funded an actuarially determined amount. For the years 1992 and 1991, postretirement health care and life insurance benefit expense were approximately $10.2 million and $7.6 million, respectively. The effect of adoption of SFAS 106 on 1993 results (excluding the amounts deferred by CBT) was to increase postretirement expense by approximately $6 million or $.06 per common share.

                  SAVINGS PLANS

                    The Company sponsors several defined contribution plans
                  covering substantially all employees. The Company's contributions to the plans are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Company contributions to the defined contribution plans were $7.3 million, $7.9 million and $7.2 million for 1993, 1992 and 1991, respectively.

                  EMPLOYEE POSTEMPLOYMENT BENEFITS

                    The Financial Accounting Standards Board issued SFAS 112,
                  "Employers Accounting for Postemployment Benefits". Implementation of SFAS 112 is required in 1994. SFAS 112 requires the accrual of the obligation for benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. These benefits include workers' compensation, disability benefits and health care coverage for a limited time. SFAS 112 will change the Company's current method of accounting for postemployment benefits from recognizing costs as benefits are paid, to accruing the expected costs of benefits. The Company estimates that the adoption of SFAS 112 will result in a one-time charge of approximately $5 million in the first quarter 1994. Preliminary estimates indicate that the on-going expense recognized under SFAS 112 will not be significantly different from that recorded under existing methods.

- -------------------------------------------------------------------------------
(e)  Extraordinary Charges

                    On August 15, 1992, the Company redeemed $90 million of 8
                  5/8 percent notes due July 1997 at a redemption price of
                  101.5 percent of the principal amount. The call premium paid, associated call expenses and the unamortized note issue costs and issue discount reduced Net Income by $1.7 million or $.03 per common share.

                    On December 24, 1992, CBT redeemed $35 million of 8 3/8
                  percent debentures due October 2009 at a redemption price of
                  102.38 percent of the principal amount and $40 million of
                  9.60 percent debentures due October 2015 at a redemption price of 104.94 percent of the principal amount. The call premiums paid, associated call expenses and the unamortized note issue costs and issue discounts reduced Net Income by $2 million or $.03 per common share.

                    The charges resulting from the above redemptions were
                  recognized as extraordinary charges in the Consolidated Statements of Income.

- -------------------------------------------------------------------------------
(f)  Software Development Costs

                    Capitalized software costs, net of amortization, amounted
                  to $35.3 million and $34.7 million at December 31, 1993 and 1992, respectively. The Company incurred product development costs totaling approximately $29.9 million, $14.3 million and $6.7 million, which were expensed in 1993, 1992 and 1991, respectively. Amortization amounted to $25.8 million, $4.8 million and $14.0 million for 1993, 1992 and 1991, respectively, and is included in depreciation and amortization expense. Included in amortization expense were charges of approximately $5 million and $12 million the Company recorded during the third and fourth quarter 1993, respectively, to reduce the carrying value of certain capitalized software costs to net realizable value. Included in amortization expense for 1991 is a charge of approximately $10.5 million to reduce the carrying value of capitalized software costs to net realizable value.

- -------------------------------------------------------------------------------
(g) Debt Maturing Within One Year and Lines of Credit

                  Debt maturing within one year consists of the following:


                  Thousands of Dollars               at December 31         1993       1992       1991
                  -------------------------------------------------------------------------------------
                  Notes Payable
                    Commercial paper                                     $ 91,420   $140,047   $168,200
                    Other                                                  18,200     25,041        489
                  Current maturities of long-term debt                      2,409     27,874      4,151
                                                                         --------   --------   --------
                    Total                                                $112,029   $192,962   $172,840
                                                                         --------   --------   --------
                                                                         --------   --------   --------
                  Weighted Average Interest Rates on
                    Notes Payable                                            3.3%       3.4%       4.7%


                  Average notes payable and the related interest rates for the last three years are as follows:


                  Thousands of Dollars                                      1993       1992       1991
                  -------------------------------------------------------------------------------------
                  Average amounts of notes payable
                    outstanding during the year*                         $162,504   $158,251   $170,535
                  Weighted average interest rate
                    during the year**                                        3.2%       3.8%       6.0%
                  Maximum amounts of notes payable at
                    any month-end during the year                        $202,475   $209,823   $184,039

                   *   Amounts represent the average daily face amount of notes.
                  ** Weighted average interest rates are computed by dividing the daily average face amount of notes into the aggregate related interest expense.


                  At December 31, 1993, the Company had approximately $170 million of unused bank lines of credit, which are available to provide support for commercial paper borrowings. These lines of credit are available for general corporate purposes. There are no material compensating balances or commitment fee agreements under these credit arrangements.

- --------------------------------------------------------------------------------
(h) Long-Term Debt

                  Interest rates and maturities of long-term debt outstanding, at December 31, in thousands of dollars, were as follows:


                  Description                                                 1993        1992
                  -------------------------------------------------------------------------------
                         Debentures/Notes

                             Year of Maturity      Interest Rate
                             ----------------      -------------

                             1993                  4 1/2                   $     --     $ 25,000
                             1996                  7.30                      40,000       40,000
                             1997                  6.70                     100,000      100,000
                             1999                  8 5/8                     40,000       40,000
                             2000                  9.10                      75,000       75,000
                             2002                  4 3/8                     20,000       20,000
                             2003                  6.24                      20,000           --
                             2005                  6.33                      20,000           --
                             2011                  7 3/8                     50,000       50,000
                             2023                  7 1/4                     50,000           --
                             2023                  7.18-7.27                 80,000           --

                         Capital lease obligations                           29,986       26,982
                         Other                                                  919        1,222
                         Unamortized discount-net                              (608)        (261)
                         Less: Current maturities of
                               long-term debt                                (2,409)     (27,874)
                                                                           --------     --------
                         Total                                             $522,888     $350,069
                                                                           --------     --------
                                                                           --------     --------



                    In November 1992, the Company filed a shelf registration
                  statement with the Securities and Exchange Commission ("SEC") for the sale of up to $150 million in debt securities with terms to be determined at the time of sale. Pursuant to the shelf registration, the Company issued $100 million of 6.70 percent unsecured notes on December 15, 1992 which will mature in December 1997 and $50 million of 7 1/4 percent unsecured notes on July 12, 1993 which will mature in June 2023. The proceeds were used to reduce short-term notes payable and for other general corporate purposes.

                    CBT filed a shelf registration on May 5, 1993 with the SEC for the
                  issuance of up to $120 million in debt securities. Pursuant to the shelf registration, CBT has issued $120 million of notes during November and December 1993 with various interest rates and redemption and maturity dates. The debt securities are guaranteed by the Company on a subordinated basis. The net proceeds from the sale were used, in part, to reduce CBT's outstanding indebtedness which was incurred in December 1992 to redeem $75 million of CBT's long-term debt.

- --------------------------------------------------------------------------------
(i) Off-Balance-Sheet Risk and Concentration of Credit Risk

                    The Company has entered into a foreign currency and
                  interest rate swap agreement with Morgan Guaranty Trust Company of New York to reduce the impact of changes in interest rates and currency translation rates. At December 31, 1993, the Company had outstanding a currency and interest rate swap agreement with a notional principal amount of 225,000,000 French francs which will be swapped for approximately $41.7 million in the year 2000. This agreement effectively changed the Company's interest rate exposure on a portion of its variable rate short-term borrowings to a long-term fixed rate and reduced the currency risk associated with non-U.S. dollar denominated assets.

                    The Company continually monitors its positions and the
                  credit ratings of its contracting parties. While the Company may be exposed to credit losses in the event of nonperformance by its contracting parties, it does not expect to incur such losses.

- --------------------------------------------------------------------------------
(j)  Fair Value of Financial Instruments

                    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

                    Cash and cash equivalents, commercial paper and short-term notes payable - the carrying amount approximates fair value because of the short maturity of those instruments.

                    Long-term debt - the fair value of long-term debt is
                  estimated based on the quotes for similar liabilities obtained from an underwriter.

                    Foreign currency and interest rate swap agreement - the
                  fair value of foreign currency and interest rate swaps (used for hedging purposes) is the estimated amount that the Company would receive or (pay) to terminate the swap agreements at the reporting date, taking into account current currency translation and interest rates and the current credit-worthiness of the swap counterparty.

                    Cash and cash equivalents have both a carrying value and an estimated fair value of $8.7 at December 31, 1993 and $5.3 million at December 31, 1992.

                    Commercial paper and short-term notes payable have both a
                  carrying value and an estimated fair value of $109.6 million at December 31, 1993 and $165.3 million at December 31, 1992.

                    Long-term debt had a carrying value of $495.3 million and
                  an estimated fair value of $513.0 million at December 31, 1993. Long-term debt had a carrying value of $351.0 million and an estimated fair value of $358.8 million at December 31, 1992.

                    As described in note (i) the Company has entered into a
                  foreign currency and interest rate swap agreement. At December 31, 1993 and 1992, if the Company had closed its position on this agreement, additional costs of approximately $9.9 million and $6.7 million, respectively, would have been incurred.

- --------------------------------------------------------------------------------
(k) Preferred Shares Subject to Mandatory Redemption

                    The Company is authorized to issue up to 4,000,000 voting
                  preferred shares and 1,000,000 nonvoting preferred shares. On July 22, 1988, the Company issued to The Western and Southern Life Insurance Company ("Western-Southern") 1,578,948 7.25 percent Cumulative Convertible Voting Preferred Shares ("Voting Preferred Shares"), without par value, for $38 per share.

                    On July 7, 1993, Western-Southern elected to convert the
                  Voting Preferred Shares to common shares. The Company issued 3,157,896 common shares which increased Western-Southern's ownership of the Company's outstanding common shares to 6,627,696 shares or 10.2 percent of the shares then outstanding. Western-Southern's ownership of the Company's common shares has subsequently been reduced to 6,452,696 shares or 9.9 percent of the shares outstanding at December 31, 1993.

- --------------------------------------------------------------------------------
(l) Common Shares

                    The Company initiated programs to repurchase its common
                  shares as market conditions warrant. As part of these programs, the Company repurchased 281,000 common shares for $5.5 million in 1993, 322,000 common shares in 1992 for $5.6 million, and 100,000 common shares in 1991 for $1.8 million. The most recent program expired in December 1993.

                  SHARE PURCHASE RIGHTS PLAN

                    On November 5, 1986, the Company granted a dividend of one preferred share purchase right for each outstanding common share. The number of rights associated with each common share is subject to adjustment in certain situations, including a share split, share dividend or a combination of shares. At December 31, 1993, the number of rights associated with each common share was one quarter right.

                    Under certain conditions, each right entitles the holder to purchase one one-hundredth of a newly-issued Series A Preferred Share, without par value, for $125. The rights may only be exercised or transferred apart from the common shares after a person or group has acquired 20 percent or more of the Company's common shares, or after commencement of a tender offer by a third party which would result in such person or group controlling 30 percent or more of the outstanding common shares of the Company. Thereafter, if the Company is the surviving corporation in a merger, or if an acquirer becomes the beneficial owner of more than 40 percent of the common shares of the Company, or in the event of certain self-dealing transactions between the acquirer and the Company, each holder of a right will be entitled to purchase common shares of the Company having a value equal to two times the exercise price of the right. If the Company is not the surviving corporation in a merger, or if 50 percent or more of the Company's assets or earning power is sold or transferred, each holder of a right will be entitled to purchase common shares of the surviving company equal to two times the exercise price of the right. In either of these circumstances, any rights owned by the acquirer would be null and void. The rights, which expire on November 5, 1996, may be redeemed by the Company at a price of $.01 per right at any time prior to ten days (or such longer period as the Board of Directors may determine) after the acquisition of 20 percent of the Company's common shares.

- --------------------------------------------------------------------------------
(m)  Stock Option and Other Incentive Plans

                  The Company has several incentive plans which allow for the granting of options, stock appreciation rights ("SARs") and other awards.

                    The Cincinnati Bell Inc. 1988 Long Term Incentive Plan
                  provides for the granting of stock options, SARs in tandem with stock options or free standing, and other awards. Under the Plan, one percent of the Company's outstanding common shares as of the first day of each calendar year is available for grant in such year. All shares available for grant in any year which are not granted under the Plan shall be available for grant in subsequent years. The exercise price of any stock option or award will be the fair market value of the shares on the date of the grant. Options generally may be exercised no earlier than one year after the date of the grant and no later than ten years after the date of the grant. Under the Plan, exercise of either a related option or a related SAR cancels the other to the extent of such exercise. There were no SARs issued under the Plan during 1993, 1992, and 1991. Prior to the adoption of this plan, stock options were granted under the Cincinnati Bell Inc. 1984 Stock Option Plan, under which no new options can be granted.

                    The Cincinnati Bell Inc. 1988 Stock Option Plan for Non-
                  Employee Directors provides for the granting of stock options to non-employee directors. Under this Plan, options to purchase the Company's common shares are granted at the fair market value of the shares on the date of the grant, for a term not to exceed ten years.

                    The Cincinnati Bell Inc. 1989 Stock Option Plan provides
                  for the granting of stock options to certain employees. Options are granted at or greater than the fair market value of the shares at the grant date, with the term of the options not to exceed ten years.

                    Option transactions during 1993, 1992 and 1991 are
                  summarized as follows:




                  Options                                   1993                 1992                1991
                  -----------------------------------------------------------------------------------------
                  Outstanding at beginning of year        1,972,135           1,483,354           1,058,709
                    Granted                                 923,050             717,725             644,985
                    Exercised                              (239,245)           (102,194)           (102,900)
                    Cancelled                              (123,112)           (126,750)           (117,440)
                                                          ---------           ---------           ---------



                  Outstanding at end of year              2,532,828           1,972,135           1,483,354
                                                          ---------           ---------           ---------
                                                          ---------           ---------           ---------

                  Exercisable at December 31              1,326,053             926,315             601,459

                  Price of options exercised          $10.97-$21.13       $10.97-$11.13        $7.57-$21.13
                  Exercise price of options
                    outstanding                       $12.00-$26.50       $10.97-$26.50       $10.97-$26.50




                  There were 4,049,000, 4,124,000 and 4,101,000 common shares available for granting of options under the Plans at December 31, 1993, 1992 and 1991, respectively. During 1993, 1992 and
                  1991, 5,500 shares, 1,000 shares and 45,000 shares,
                  respectively, were granted as other awards under the 1988 Long Term Incentive Plan.

- --------------------------------------------------------------------------------
(n) Lease Commitments

                  The Company leases certain facilities and equipment used in its operations. Total rental expenses amounted to approximately $71 million, $67.6 million and $62.4 million in 1993, 1992 and 1991, respectively.

                    At December 31, 1993, the aggregate minimum rental
                  commitments under noncancelable leases for the periods shown, in thousands of dollars, are as follows:



                                                                   Operating       Capital
                        Years                                        Leases         Leases
                  ------------------------------------------------------------------------
                        1994                                       $ 50,414       $  6,558
                        1995                                         42,218          4,737
                        1996                                         28,695          4,446
                        1997                                         20,471          4,431
                        1998                                         22,286          6,313
                  Thereafter                                         45,284         50,968
                                                                   --------       --------
                       Total                                       $209,368         77,453
                                                                   --------
                                                                   --------
                  Amount representing interest                                      47,467
                                                                                  --------
                  Present value of net minimum lease payments                     $ 29,986
                                                                                  --------
                                                                                  --------


                        Capital lease obligations incurred were approximately $5.8 million, $.9 million and $14.2 million in 1993, 1992 and 1991 respectively.

- --------------------------------------------------------------------------------
(o) Quarterly Financial Information (Unaudited)

                        All adjustments necessary for a fair statement of income for each period have been included.



                                Thousands of Dollars
                                -----------------------------------------------------------
                  Calendar          Total Revenues        Operating                            Earnings (Loss) Per
                  Quarter              and Sales        Income (Loss)     Net Income (Loss)       Common Share
                  ------------------------------------------------------------------------------------------------
                  1993
                  1st                 $  262,467          $ 31,197             $ 20,827              $  .32
                  2nd                    262,602            28,240               13,500                 .20
                  3rd                    277,357            32,185               15,645                 .24
                  4th                    287,211          (110,355)            (106,767)              (1.69)
                                      ----------          --------             --------               -----
                     Total            $1,089,637          $(18,733)            $(56,795)              $(.93)
                                      ----------          --------             --------               -----
                                      ----------          --------             --------               -----


                  1992
                  1st                 $  290,242          $ 30,010              $14,451                $.22
                  2nd                    266,976            27,902               11,410                 .16
                  3rd                    268,223            26,318               10,783                 .16
                  4th                    276,007             6,960               (1,397)               (.04)
                                      ----------          --------             --------                ----
                     Total            $1,101,448          $ 91,190             $ 35,247                $.50
                                      ----------          --------             --------                ----
                                      ----------          --------             --------                ----



                    Fourth quarter 1993 results were affected by several
                  significant charges as described in notes (b), (f) and (q). On a combined basis, these charges increased Net Loss by approximately $108.6 million or $1.72 per common share.

                    Net Income for the third quarter 1993 was reduced by $2.8
                  million or $.04 per common share because of capitalized software adjustments as described in note (f).

                    Net Income for the second quarter 1993 was reduced by $2.0 million or $.03 per common share charge recorded by Cincinnati Bell Supply to reduce the carrying amount of its inventory to net realizable value.

                    First quarter 1993 results include the $6.5 million or $.10 per common share gain on the sale of certain CBT businesses as described in note (q).

                    Fourth quarter 1992 results include extraordinary charges
                  because of the
                  early redemption of CBT debentures as described in note (e). The charges reduced net income by $2 million or $.03 per common share. The results for the quarter also included special charges of $7 million or $.12 per common share for restructuring as described in note (b). CBIS also recorded charges of $5.9 million or $.09 per common share related to the write-off of the IRS contract acquisition costs and related expenses in the quarter.

                    Third quarter 1992 results include extraordinary charges
                  because of the early redemption of the Company's notes as described in note (e). The charges reduced Net Income by $1.7 million or $.03 per common share.

                    First quarter 1992 results include an increase in Net
                  Income of $3.1 million or $.05 per common share resulting from an amendment to CBT's marketing agency agreement as described in note (q).

- --------------------------------------------------------------------------------
(p) Additional Financial Information


                  Thousands of Dollars          Year Ended December 31        1993        1992        1991
                  -----------------------------------------------------------------------------------------
                  Taxes other than income taxes:
                    Property                                                $39,065     $39,869     $34,583
                    Gross receipts                                           18,232      18,031      17,422
                    Payroll-related                                          33,085      32,460      35,331
                    Other                                                       655         404         669
                                                                            -------     -------     -------
                      Total                                                 $91,037     $90,764     $88,005
                                                                            -------     -------     -------
                                                                            -------     -------     -------

                  Interest expense:
                    Long-term debt                                          $35,983     $39,242     $39,391
                    Notes payable and other                                   9,777       6,916      13,448
                                                                            -------     -------     -------
                      Total                                                 $45,760     $46,158     $52,839
                                                                            -------     -------     -------
                                                                            -------     -------     -------
                  Cash paid for:
                    Interest (net of amount capitalized)                    $36,584     $40,255     $48,236
                    Income taxes                                            $22,667     $35,153     $24,008



                    In November 1993, the Company finalized an agreement to
                  acquire WATS Marketing of America ("WATS Marketing") from First Data Corporation. WATS Marketing provides inbound and outbound telephone marketing services and as been combined with MATRIXX as part of the Marketing Services segment. The cost of the acquisition was $67.8 million which includes the purchase price of $63 million and $4.8 million of related acquisition costs and working capital adjustments. The purchase was financed by the issuance of short-term debt.
                  The purchase contract contains provisions that could increase the purchase price up to $87.5 million if certain conditions are met. Any increases in the purchase price will be recorded as goodwill. This transaction was accounted for as a purchase and the resulting goodwill of $45.6 million is being amortized over twenty years. In conjunction with this acquisition, $7.6 million in liabilities were assumed. The operating results of WATS Marketing, which were not significant, are included in the accompanying Consolidated Statements of

                  Income since the date of acquisition.

                    In 1991, the Company also incurred additional costs related to 1990 acquisitions.

- --------------------------------------------------------------------------------
(q) Cincinnati Bell Telephone Company

                  The following summarized financial information is for the Company's consolidated wholly owned subsidiary, Cincinnati Bell Telephone Company:


                  Thousands of Dollars         Year Ended December 31         1993        1992        1991
                  -----------------------------------------------------------------------------------------
                  Revenues and sales                                       $575,511    $594,273    $612,581
                  Costs and expenses                                       $481,944    $506,162    $510,961
                  Net income                                               $ 59,224    $ 53,450    $ 58,364



                  Thousands of Dollars                 At December 31         1993        1992
                  -----------------------------------------------------------------------------------------
                  Current assets                                         $  159,641  $  113,696
                  Telephone plant-net                                       900,141     895,259
                  Other noncurrent assets                                    32,161      24,686
                                                                         ----------  ----------
                      Total assets                                       $1,091,943  $1,033,641
                                                                         ----------  ----------
                                                                         ----------  ----------
                  Current liabilities                                    $  139,438  $  199,239
                  Noncurrent liabilities                                    196,389     195,974
                  Long-term debt                                            310,500     184,959
                  Common shareowner's equity                                445,616     453,469
                                                                         ----------  ----------

                      Total liabilities and invested
                        capital                                          $1,091,943  $1,033,641
                                                                         ----------  ----------
                                                                         ----------  ----------



                    Results in all four quarters of 1993 reflect a decrease in
                  Operating Expenses and Plant and Building Services expenses as a result of CBT revising its vacation policy. The policy changed the period in which employees earn vacations. The change decreased Net Loss for the year by approximately $3.9 million ($.06 per common share).

                    CBT's results for 1993 include amounts accrued related to
                  orders by the Federal Communications Commission ("FCC") to refund to interexchange carriers earnings in excess of the FCC's target range in the 1987-1988 monitoring period. CBT is appealing the FCC's order to the Federal Court of Appeals.
                  The accruals reduced Network Access Revenues by approximately

                  $6.6 million and increased Interest Expense by approximately $4.2 million. These charges increased Net Loss by approximately $7 million.

                    CBT's results for 1993 include a gain recorded in Other
                  Income (Expense)-Net from the sale of the residential equipment leasing and PhoneCenter stores businesses to AT&T Consumer Products which reduced Net Loss by approximately $6.5 million ($.10 per common share).

                    Fourth quarter 1992 results include extraordinary charges
                  because of the early redemption of CBT debentures as described in note (e). The charges reduced Net Income by approximately $2 million ($.03 per common share).

                    CBT's results for 1992 also include a gain recorded in Other
                  Income (Expense)-Net from an amendment to the marketing agency relationship with AT&T which increased Net Income by approximately $3.1 million ($.05 per common share).

- --------------------------------------------------------------------------------
(r) Business Segment Information


                    The Company operates primarily in three industry segments,
                  Telephone Operations, Information Systems and Marketing Services. Telephone Operations provides telecommunications network services. Information Systems designs, markets, and manages information systems for telecommunications and general business needs. Marketing Services provides telephone marketing, research, fulfillment and data base services.

                    For the years ended December 31, 1993, 1992 and 1991, the
                  Company's segment information is as follows:



                                                                                                         Corporate,
                                                            Telephone     Information      Marketing      Other and
                  Thousands of Dollars                     Operations       Systems        Services     Eliminations  Consolidated
                  ----------------------------------------------------------------------------------------------------------------
                  1993

                  Revenues and sales to
                    unaffiliated customers                  $  552,531     $  309,684     $  107,780     $  119,642     $1,089,637

                  Intersegment revenues
                    and sales                               $   22,980     $   46,876     $      415     $  (70,271)    $       --

                  Operating income (loss)                   $   93,568     $ (124,579)    $    2,018     $   10,260     $  (18,733)

                  Assets                                    $1,091,943     $  293,394     $  225,238     $   53,515     $1,664,090

                  Capital additions (includes               $  111,595     $   40,053     $   73,726     $   10,037     $  235,411
                    acquisitions)

                  Depreciation and amortization             $   99,179     $   46,977     $    8,422     $    3,937     $  158,515

                  ----------------------------------------------------------------------------------------------------------------

                  1992

                  Revenues and sales to
                    unaffiliated customers                  $  571,459     $  327,901     $   86,563     $  115,525     $1,101,448

                  Intersegment revenues
                    and sales                               $   22,814     $   58,719     $    1,701     $  (83,234)    $       --

                  Operating income (loss)                   $   88,111     $  (11,833)    $      744     $   14,168     $   91,190

                  Assets                                    $1,033,641     $  355,636     $  140,200     $  103,044     $1,632,521

                  Capital additions                         $   94,596     $   32,286     $    5,268     $    7,906     $  140,056

                  Depreciation and amortization             $  100,262     $   26,085     $    7,574     $    3,102     $  137,023

                  ----------------------------------------------------------------------------------------------------------------

                  1991

                  Revenues and sales to                     $  590,299     $  288,865     $   84,610     $  100,913     $1,064,687



                  unaffiliated customers

                  Intersegment revenues
                    and sales                               $   22,282     $   62,850     $    1,726     $  (86,858)    $       --

                  Operating income (loss)                   $  101,620     $    7,418     $   (5,410)    $   14,236     $  117,864

                  Assets                                    $1,109,511     $  438,042     $  145,696     $   49,885     $1,743,134

                  Capital additions                         $  115,931     $   57,623     $   11,576     $    8,218     $  193,348

                  Depreciation and amortization             $   88,554     $   34,796     $    6,341     $    2,159     $  131,850



                    Certain corporate administrative expenses have been
                  allocated to segments based upon the nature of the expense. Assets are those assets used in the operations of the segment.

                    Certain reimbursable costs previously recorded as revenues in the Information Systems segment have been reclassified. This reclassification decreased revenues and operating expenses but had no effect on operating income (loss) for all periods presented.

                    During 1993, 1992 and 1991 the Information Systems segment had special charges of approximately $102 million, $10.5 million and $6 million, respectively (see note (b)).

                    During November 1993, the Company acquired WATS Marketing.
                  The results, assets and the cost of the acquisition are included in the Marketing Services segment (see note (p)).

- --------------------------------------------------------------------------------
(s) Contingencies

                    The Company is from time to time subject to routine
                  complaints incidental to the business. The Company believes that the results of any complaints and proceedings will not have a materially adverse effect on the Company's financial condition.

- --------------------------------------------------------------------------------
(t) Major Customer

                    The Company derives significant revenue from AT&T by
                  providing network services, information management systems and marketing services. During 1993, 1992, and 1991, revenues from AT&T accounted for 11.7 percent, 13.7 percent and 12.2 percent of consolidated revenues, respectively.