Form 10-K, Exhibit 13
CINCINNATI BELL INC /OH/
filed 1995-03-30
CIK 716133

                                                                Exhibit 13
                                                           To Form 10-K for 1994


SELECTED FINANCIAL AND OPERATING DATA                   CINCINNATI BELL INC.


Thousands of Dollars
Except Per Share Amounts                             1994         1993          1992        1991         1990         1989
-----------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Revenues                                          $1,228,223   $1,089,637   $1,101,448   $1,064,687   $  996,025   $  887,081

Costs and expenses excluding special charges       1,057,136    1,006,740      999,713      936,832      822,547      728,451
                                                  ----------   ----------   ----------   ----------   ----------   ----------

Operating income excluding special charges           171,087       82,897      101,735      127,855      173,478      158,630


Special charges (a)                                    5,673      101,630       10,545        9,991            -            -
                                                  ----------   ----------   ----------   ----------   ----------   ----------

Operating income (loss)                              165,414      (18,733)      91,190      117,864      173,478      158,630

Other income (expense) - net                           1,727        9,405       10,947        4,250        8,157        5,168

Interest expense                                      49,546       45,760       46,158       52,839       45,254       31,394
                                                  ----------   ----------   ----------   ----------   ----------   ----------

Income (loss) before income taxes, extraordinary
  charges and accounting change                      117,595      (55,088)      55,979       69,275      136,381      132,404

Income taxes                                          42,038        1,707       17,042       26,565       45,387       38,045
                                                  ----------   ----------   ----------   ----------   ----------   ----------

Income (loss) before extraordinary charges            75,557      (56,795)      38,937       42,710       90,994       94,359
  and accounting change

Extraordinary charges, net of income
  tax benefit                                              -            -       (3,690)           -            -            -

Accounting change-cumulative effect to
  January  1,  1994                                   (2,925)           -            -            -            -            -
                                                  ----------   ----------   ----------   ----------   ----------   ----------

Net income (loss)                                     72,632      (56,795)      35,247       42,710       90,994       94,359

Preferred dividend requirements                            -        2,248        4,350        4,350        4,350        4,350
                                                  ----------   ----------   ----------   ----------   ----------   ----------

Income (loss) applicable to common shares         $   72,632   $  (59,043)  $   30,897   $   38,360   $   86,644      $90,009
                                                  ----------   ----------   ----------   ----------   ----------   ----------

Earnings (loss) per common share                  $     1.11   $     (.93)  $      .50   $      .63   $     1.44   $     1.50
                                                  ----------   ----------   ----------   ----------   ----------   ----------

Dividends  declared per common share              $      .80   $      .80  $       .80         $.80   $      .76   $      .68

Weighted average number of common
  shares outstanding (000)                            65,443       63,296       61,914       61,334       60,282       59,993

Operating margin                                       13.5%       (1.7)%         8.3%        11.1%        17.4%        17.9%

After-tax profit margin                                 5.9%       (5.2)%         3.2%         4.0%         9.1%        10.6%

Effective tax rate                                     35.7%        3.1 %        30.4%        38.3%        33.3%        28.7%


-----------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets                                      $1,723,448   $1,664,090   $1,632,521   $1,743,134   $1,656,426   $1,393,329

Long-term debt                                    $  528,255   $  522,888   $  350,069   $  445,237   $  437,038   $  362,182

Total debt                                        $  596,944   $  634,917   $  543,031   $  618,077   $  577,205   $  435,773

Preferred shares subject to
  mandatory redemption                            $        -   $        -   $   60,000   $   60,000   $   60,000   $   60,000

Common shareowners' equity                           552,402      515,615      568,883      581,594      578,610      516,114


-----------------------------------------------------------------------------------------------------------------------------



OTHER DATA
Total capital additions
  (including acquisitions)                        $  156,174   $  235,411   $  140,056   $  193,348  $   284,335   $  202,532

Telephone plant construction                      $  112,755   $  111,595   $   94,956   $  115,931  $   127,690   $  142,871

Ratio of earnings to combined fixed
  charges and preferred dividends (b)                   2.62       (c)            1.65         1.77         2.89         3.45

Access minutes of use (000)
  Interstate                                       2,336,493    2,132,281    1,985,239    1,852,207    1,788,449    1,685,110
  Intrastate                                         931,570      887,769      836,018      793,037      782,679      720,301

Network access lines in service                      877,000      848,000      827,000      808,000      800,000      781,000

CBT employees                                          3,300        3,400        3,700        3,800        4,200        4,300

Network access lines per CBT employee                    266          249          224          213          190          182


Market price per share
  High                                            $   20.125   $   24.375   $   20.875   $   25.375  $    27.875    $  35.000
  Low                                             $   15.375   $   16.125   $   15.375   $   17.875  $    18.625    $  20.000
  Close                                           $   17.000   $   18.000   $   17.125   $   19.375  $    23.250    $  27.250







 (a)For special charges see Notes 2, 6 and 20 of Notes to Financial Statements.

 (b)For the purpose of this ratio: (i) Earnings have been calculated by adding to income before income taxes, extraordinary charges and accounting change, adjusted for undistributed income and losses of partnerships, the amount of interest expense and the portion of rentals representative of the interest factor; (ii) Fixed charges comprise total interest expense, such portion of rentals representative of the interest factor and preferred dividend requirements.

 (c)Earnings before income taxes were inadequate to cover fixed charges by $57,247 for the year ended December 31, 1993.


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cincinnati Bell Inc. (the Company) is a holding company whose principal subsidiaries are divided into three industry segments. The telephone operations segment, Cincinnati Bell Telephone (CBT), provides telecommunications services and products, mainly local service, network access and toll telephone services. The information systems segment, Cincinnati Bell Information Systems (CBIS), provides data processing services and software development services through long-term contracts for telecommunications and general business needs. The marketing services segment, MATRIXX Marketing (MATRIXX), provides telephone marketing, research, fulfillment and database services. The operations of the Company's long distance re-selling, directory services, and equipment supply businesses are included with corporate operations in the Other category within the following discussion.

The following discussion should be read in conjunction with the consolidated financial statements and the accompanying notes.

RESULTS OF OPERATIONS
---------------------

OVERVIEW

The Company's consolidated net income was $72.6 million for 1994 compared with a net loss of $56.8 million in 1993 and net income of $35.2 million in 1992. The 1994 earnings per common share were $1.11 compared to a loss per common share of $.93 in 1993 and earnings per common share of $.50 in 1992.

Results in 1994 included an after-tax charge of $6.6 million or $.10 per common share for special charges and a change in accounting for the adoption of Statement of Financial Accounting Standards (SFAS) 112 for postemployment benefits. The 1993 results included $102 million of special charges in the information systems segment for the disposal of CBIS Federal and other non-strategic businesses as well as the restructuring of the remaining CBIS operations. These charges reduced 1993 net income by approximately $88 million or $1.39 per common share (see Note 2 of Notes to Financial Statements). Results in 1993 also included an after-tax gain of $6.5 million or $.10 per common share from the sale of CBT's residential equipment leasing and PhoneCenter store businesses.

Revenues grew to $1,228.2 million in 1994 from $1,089.6 million in 1993. This represents an increase of 13% compared with a decrease of 1% in 1993. Several factors affected the 1994 revenues. Telephone operations revenues increased primarily as the result of record growth in access lines and a new Ohio rate plan. Information systems revenues increased in data processing and professional and consulting fees from a growing cellular market. Marketing services revenues increased significantly because of the acquisition of WATS Marketing (WATS) in November 1993 combined with strong internal growth. The increases were offset by the absence of revenues in 1994 from businesses that were sold or closed.

The decrease in revenues in 1993 was caused primarily by CBT's sale of its residential equipment leasing and PhoneCenter store businesses to AT&T in February 1993 and CBIS's completion of the Nippon Telegraph and Telephone
(NTT) project in 1992.

Costs and expenses were $1,062.8 million in 1994 up nearly 6% from approximately $1,007 million in 1993 after excluding $102 million of special charges. Telephone depreciation expenses increased in 1994 as a result of changes in regulatory prescribed rates. In addition, higher right-to-use fees for advanced intelligent network software upgrades, the effect of a vacation policy change in 1993 and higher postretirement costs contributed to increases in costs in 1994. Information systems costs and expenses increased correspondingly with the growth in its revenues from the cellular market. Marketing services costs and expenses increased principally because of the inclusion of WATS for a full year and increased activity.

The increase in costs and expenses in 1993 was directly attributed to $102 million of special charges in information systems for the disposal of CBIS Federal and other non-strategic businesses and the restructuring of CBIS operations.

Disposal and Restructuring of CBIS Operations

During 1994, the Company substantially completed its disposal and restructuring plan related to CBIS by selling CBIS Federal and other businesses, closing of its foreign data center, eliminating unprofitable domestic and international activities and restructuring the remaining CBIS operations. The 1994 operating results of the businesses to be sold or closed were charged to the disposal and restructuring reserve; therefore, the revenues and costs and expenses of these businesses were not included in the 1994 reported amounts. See Note 2 of Notes to Financial Statements for additional information.

TELEPHONE OPERATIONS

                                            Change                       Change
                                           94 vs 93                     93 vs 92
                                         --------------              --------------
(In millions)          1994     1993     Amount     %      1992       Amount     %
                      ------   ------    ------    ----   ------     -------    ---
Revenues
  Local service       $329.3   $304.1    $ 25.2       8   $293.4      $ 10.7      4
  Network access       141.0    131.9       9.1       7    138.8        (6.9)    (5)
  Long distance         37.2     41.4      (4.2)    (10)    33.2         8.2     25
  Other                 92.2     98.1      (5.9)     (6)   128.9       (30.8)   (24)
                      ------   ------    ------     ---   ------      ------    ---
    Total             $599.7   $575.5    $ 24.2       4   $594.3      $(18.8)    (3)

Costs and expenses    $500.2   $481.9    $ 18.3       4   $506.2      $(24.3)    (5)

Access lines (000)       877      848        29     3.4      827          21    2.5

Minutes of use
 (millions)
  Interstate           2,336    2,132       204      10    1,985         147      7
  Intrastate             932      888        44       5      836          52      6

Record growth in access lines and a new Ohio rate plan in May 1994 accounted for $14.7 million of the increase in local service revenues in 1994. Revenues were also higher by $9.3 million as a result of sales of enhanced custom calling services and central office features and usage of directory assistance and public telephone services.

Local service revenues increased in 1993 from growth in access lines resulting in higher revenues of $5.2 million. In addition, sales of enhanced custom calling services and central office features and usage of directory assistance, and public telephone and other services accounted for an increase of $5.5 million.

The increase in interstate network access revenues in 1994 was primarily attributable to the effect of a $6.6 million reduction in 1993 revenues resulting from orders of the Federal Communications Commission (FCC). The FCC orders involved overearnings complaints against CBT for the 1987-1988 monitoring period. The orders have been appealed to the U. S. Court of Appeals and a hearing is expected in 1995. In addition, higher minutes of use and lower support payments to the National Exchange Carrier Association
(NECA) accounted for $5.5 million of the increase. Partially offsetting the increases were $2.6 million in lower intrastate access revenues from a reduction in the Ohio carrier common line rate and independent company settlements.

The decrease in network access revenues in 1993 was primarily the result of the $6.6 million reduction recorded from the FCC orders. Reductions in local transport, switching, Ohio carrier common line rates in July 1992 and 1993, and lower independent company settlement revenues resulted in $5.8 million of lower interstate and intrastate access revenues in 1993. Partially offsetting the decreases were $5.5 million in additional interstate access revenues resulting from increased minutes of use, lower support payments to NECA and increases in multi-line rates.

Long distance revenues declined $4.2 million in 1994 because of lower settlement revenues from independent companies, the effect of a favorable retroactive interexchange carrier adjustment in February 1993 and an interstate message toll rate reduction in January 1994. Higher settlements and increased intraLATA message toll revenues were the principal reasons for the increase of $8.2 million in long distance revenues in 1993.

Other revenues were lower in 1994 by $10.3 million because CBT discontinued its business telecommunications equipment leasing business in late 1993 and sold its residential equipment leasing and PhoneCenter store businesses in the first quarter 1993. These actions were the result of decisions by CBT management to pursue opportunities that had the potential to achieve higher returns for its available resources in fields other than equipment leasing and sales. The decrease was partially offset by $2.2 million of higher sales and marketing commissions and maintenance contract revenues and $1.2 million in lower provisions for uncollectible accounts.

The primary reason for the decrease in other revenues in 1993 was the sale of CBT's residential equipment leasing and PhoneCenter store operations. These businesses were responsible for approximately $24 million of the decrease in revenues. Billing and collection revenues decreased $9 million primarily from a lower volume of business. Revenues also decreased $4.5 million because of CBT discontinuing its business telecommunications leasing business in late 1993 and lower sales and marketing commission revenues. Partially offsetting the decreases were revenue increases of $4.2 million from the offering of new services, maintenance contracts and sales of used equipment.

Costs and expenses increased $18.3 million in 1994. Right-to-use fees for advanced intelligent network software upgrades increased $3.5 million. Postretirement benefit costs increased $4.5 million primarily from expensing 1993 costs which were deferred with regulatory approval (see Note 20 of Notes to Financial Statements). Expenses were $5.2 million higher in 1994 because of a 1993 change in vacation policy which resulted in a one-time expense reduction. Other increases were from upgrading systems and costs associated with re- engineering CBT's processes. Depreciation and amortization expense increased $11.4 million in 1994, with $9.7 million resulting from depreciation rate represcriptions by the Federal and Kentucky authorities effective January 1, 1994, and the Public Utilities Commission of Ohio (PUCO) effective July 1, 1994.

In November 1994, CBT presented a separation offer to 18 of its senior managers, 12 of whom accepted the offer. Costs of $3.6 million related to the offer were recorded in the fourth quarter 1994 and were included in special charges in the income statement.

Partially offsetting the increases in costs and expenses was a $7.4 million reduction because of businesses sold and discontinued and $3.7 million resulting from lower software costs.

Cost and expenses decreased $24.3 million in 1993 from 1992. Employee costs were $14.4 million lower primarily from workforce reductions and a change in vacation policy, which accounted for $6.2 million of the decrease. The sale of the residential equipment leasing and PhoneCenter store businesses resulted in expenses being $5.8 million lower in 1993. Additionally, there were decreases of $5.4 million in supplies and expensed purchases of equipment from cost containment efforts, lower property taxes and the effect of a 1992 telephone plant depreciation reserve deficiency adjustment. Partially offsetting the decreases was $4.3 million of higher postretirement benefit costs as a result of the adoption in 1993 of SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

INFORMATION SYSTEMS

                                              Change                     Change
                                             94 vs 93                   93 vs 92
                                          --------------             -------------
(In millions)            1994     1993     Amount    %       1992    Amount     %
                        ------   ------   --------   ---    ------   -------    ---
Revenues                $343.8   $356.6   $ (12.8)    (4)   $386.6   $(30.0)     (8)

Costs and expenses      $316.7   $481.2   $(164.5)   (34)   $398.4   $ 82.8      21

Revenues increased about 20% in 1994 when compared to 1993 after excluding 1993 amounts related to operations sold or closed. Revenues for these operations in 1993 were $67.4 million. The strong revenue growth was primarily the result of higher data processing and professional services provided to the cellular industry and professional service contracts with international clients for development of telecommunication solutions. CBIS maintained its strong presence in the cellular market when it announced in August 1994 a major contract renewal through 1999 with McCaw Cellular Communications, Inc. With the growing cellular market, the contract is expected to generate revenues in excess of $600 million. In addition, CBIS had several other smaller contracts that were renewed in 1994.

The decrease in revenues in 1993 compared to 1992 was primarily in professional and consulting services as a result of the completion of the NTT project in 1992 causing a reduction of $21 million and a decision in late 1992 by the Internal Revenue Service (IRS) not to renew a data processing support contract which resulted in lower revenues of $28 million. The decreases were partially offset by higher revenues of $19.1 million from international clients and data processing services for cellular clients.

Costs and expenses increased 9% in 1994 compared to 1993 after excluding $88.6 million of 1993 expenses related to operations sold or closed and $102 million in special charges. The special charges included the expected loss on the sale of CBIS Federal operations of $71.2 million of which $63 million was for the write-down of goodwill. Special charges also included lease termination costs of $8.3 million, future operating losses during the disposal period of $13.3 million, write-down of assets of $3 million, and employee termination costs of $6.2 million. Also in 1993, CBIS recorded $17 million of additional amortization of capitalized software costs to reflect net realizable value. These decreases were partially offset by increased production costs of $28 million to support cellular and wireline billing clients. In addition, international contract costs increased $23 million including a provision as a result of CBIS cost estimates exceeding expected revenues on certain long-term contracts.

The increase in costs and expenses in 1993 compared to 1992 was directly attributed to the special charges and additional amortization of capitalized software costs. Other increases were from product development costs of $15.6 million and costs to withdraw from certain unprofitable international contracts and products of $5.1 million. Partially offsetting these increases were $22.1 million in lower expenses due to the completion of the NTT project and $18.6 million in reduced expenses because of the IRS contract.

In 1994 CBIS completed the sale of CBIS Federal and other businesses as well as the closures of certain operations included in the 1993 special charges. The sales and closures were completed within the estimated amounts contained in the special charges and did not result in any additional charges.

MARKETING SERVICES

                                             Change                    Change
                                            94 vs 93                  93 vs 92
                                         -------------              --------------
(In millions)           1994    1993     Amount     %       1992    Amount      %
                       ------  ------    ------    ---     ------   ------     ----
Revenues               $226.1  $108.2    $117.9    109     $ 88.2   $ 20.0      23

Costs and expenses     $203.5  $106.2    $ 97.3     92     $ 87.5   $ 18.7      21

The acquisition of WATS in late 1993 by MATRIXX accounted for a significant amount of the 1994 increase in revenues. Revenues in 1994 would have increased about 20% if WATS had been part of MATRIXX throughout 1993. The growth was from broad based business volumes in the outbound, inbound, business and custom service divisions. The contract with DIRECTV-Registered Trademark- was a significant contributor to MATRIXX's results in the fourth quarter of 1994 and is expected to contribute to MATRIXX's operating results in 1995.

In 1993, $11.9 million of the revenue increase was the result of including the revenues of WATS. In addition, increases of $24.2 million resulted from increased business volume in the outbound, inbound and business divisions. The increases were partially offset by a decrease of $16.1 million principally caused from the completion of a major telephone marketing contract at the end of 1992.

Costs and expenses increased in 1994 from the inclusion of WATS for a full year and from higher costs of providing services associated with increased revenues. Costs and expenses would have increased only 14% if WATS had been a part of MATRIXX throughout 1993. Revenues growing at a higher rate than costs and expenses was a strong indicator of cost management efforts. The increased costs and expenses came primarily from workforce additions and long distance telephone costs. MATRIXX's international division improved results modestly but yet to reach break-even. MATRIXX continues to expect improving results from this division as the European economy improves and outsourcing emerges overseas as it has in the United States. Amortization of goodwill related to WATS increased cost and expenses by $2.3 million.

WATS accounted for $8.2 million of the increase in costs and expenses in 1993 over 1992. Higher costs of providing services associated with increased revenues amounted to $10.5 million.


OTHER

                                           Change                    Change
                                          94 vs 93                  93 vs 92
                                      --------------               ------------
(In millions)          1994    1993    Amount     %      1992      Amount    %
                      ------  ------  --------   ---    ------     -------  ---
Revenues              $129.6  $124.4   $  5.2     4     $120.6     $  3.8    3

Costs and expenses    $117.5  $118.3   $  (.8)   (1)    $110.4     $  7.9    7

Revenues of the Company's long distance re-selling business increased $5 million in 1994 primarily from an increased customer base, higher usage levels, its 800- service and paging and voicemail services. Revenues of the directory and the equipment supply businesses were comparable with 1993 amounts.

Revenues of the long distance reselling business increased $8.8 million in 1993 principally from expansion into new market areas and additional product offerings. Offsetting the increases were decreases of $5 million in the directory and equipment supply businesses as a result of lower revenue from advertising and equipment sales.

The decrease in costs and expenses in 1994 was caused primarily by a decrease in directory expenses and the effect in 1993 of a $3 million provision for inventory loss in the equipment supply business. Partially offsetting the decreases were increases in costs associated with the growth in the long distance re-selling business and a $4.1 million charge for curtailment losses for the Company's non-qualified pension program included in the special charges line of the income statement (see Note 6 of Notes to Financial Statements).

Expenses in 1993 included a $3 million provision for inventory loss on used telecommunications and computer equipment in the equipment supply business. The provision was the result of management's evaluation of the marketability of the inventories in light of market conditions and management plans at the time. The long distance re-selling business had increased costs of providing services from revenue growth.

OTHER INCOME (EXPENSE) - NET

The 1993 results include a $9.8 million gain from the sale of CBT's residential equipment leasing and PhoneCenter stores partially offset by a $4.2 million provision for a loss related to an investment in and loans to an international distributor of CBIS products and services. The charge was recorded after management reviewed the results and forecasts of the distributor and concluded that recovery was no longer possible. Results for 1992 include a $4.9 million gain recognized for an amendment to CBT's marketing agency relationship with AT&T, $1.2 million of interest income from IRS tax refunds and $1.6 million more of interest charged construction than in 1993.

INTEREST EXPENSE

Refinancing short-term debt in late 1993 with long-term debt at higher interest rates to reduce exposure to increases in short-term rates and an increase in average total debt caused an increase in interest expense in 1994. In 1993 CBT recorded $4.2 million of interest charges related to FCC orders to refund interstate access revenues.

Declining short-term interest rates and the effect of long-term refinancing activities in 1992 to take advantage of lower interest rates caused a decrease of $4.6 million in 1993. Mostly offsetting the decrease was $4.2 million in interest expense which CBT recorded relating to FCC orders.

Interest expense related to the Company's swap agreement was $4.5 million, $4.2 million and $3.8 million in 1994, 1993 and 1992, respectively. Interest expense for the agreement will continue to increase as interest is accrued on the principal as well as on unpaid interest costs. The accrued interest on the French franc loan segment of the swap is 129 million French francs or $23.5 million at December 31, 1994. To date, the Company has decided not to hedge the currency risk associated with the accrued interest because the financial risk is immaterial to the Company's financial position. The swap agreement increased the Company's weighted average interest rate from 7.4% to 8.2% in 1994, from 6.8% to 7.6% in 1993 and from 7.3% to 8.0% in 1992. See
Note 13 of Notes to Financial Statements for additional information.

The Company's average total debt outstanding increased $59 million from $542 million in 1993 to $601 million in 1994 principally from the issuance of long- term debt in late 1993. The average total debt outstanding in 1992 was $568 million.

INCOME TAXES

The Company's effective tax rate for 1994 was 35.7% compared to 3.1% for 1993 and 30.4% for 1992.

Higher 1994 income before taxes was the principal reason for the increase in income taxes in 1994. The decrease in 1993 was principally the result of lower income before taxes. The decision to sell CBIS Federal resulted in losses of $63 million which did not create income tax benefits.

ACCOUNTING CHANGE

In 1994 the Company adopted SFAS 112, "Employers' Accounting for
Postemployment Benefits." See Note 8 of Notes to Financial Statements for additional information.

FINANCIAL CONDITION
--------------------

Return to Shareowners

Management's overall objective is to maximize shareowner value. One of the most important measuring tools in evaluating management's success is the utilization of the Company's financial resources.

Capital Investment, Resources And Liquidity

Management believes that the Company has adequate internal and external resources available to finance its ongoing operating requirements, including network expansion and modernization, business development and dividend programs. The Company maintains adequate lines of credit with several institutions to provide support for borrowings and general corporate purposes.

Cash provided by operating activities, which is the Company's primary source of liquidity, was $271.3 million in 1994, an increase of $73.2 million over 1993. Additional cash was provided from the sale of businesses and the issuance of shares to meet the requirements of the Company's dividend reinvestment and benefit plans. The surplus of cash provided over cash used to fund capital expenditures and pay dividends reduced short-term borrowings by $46 million and increased cash and cash equivalents by $70 million.

The Company's most significant investing activity continued to be capital expenditures which were $146.8 million in 1994 compared to $234.3 million for 1993. The 1993 amount includes $67.8 million for the acquisition of WATS in November 1993. Excluding the acquisition of WATS, 1994 capital expenditures were lower by $19.7 million. Requirements for additional updating of facilities will be continuously evaluated based on customer and market demand and engineering economics. CBT invested $66 million in digital equipment and fiber cable as well as $47 million for other telephone plant and equipment. Included in capital expenditures were capitalized software development costs of $5.5 million and $26.4 million for 1994 and 1993, respectively. The decrease in capitalized costs was the result of a decrease in gross software development expenditures as CBIS continues to focus on its core businesses and the result of less costs eligible for capitalization. Capital expenditures for 1995 are expected to be approximately $140 million of which approximately $100 million is for CBT.

CBT could decide that in order to remain competitive in the future, it must aggressively pursue a strategy of expanding its offerings beyond its traditional business. For example, CBT may adopt a strategy of running fiber optic wiring to a majority of residential customers in order to offer a full line of services. This decision would result in a need for capital but the amount is not determinable at this time because of unknown factors such as customer acceptance, period of implementation, and area of coverage. Any capital spending increases would not be entirely incremental or additive as reductions would be achieved in other areas. CBT may wish to enter other businesses through investments and strategic alliances with established companies in such businesses and through the development of such capabilities internally. Such transactions could require substantial capital which could be generated internally and from external sources.

Accounts payable and accrued liabilities increased $47 million from December 31, 1993 levels. Most of the increase consisted of employee costs of $16 million, contingent payments for the WATS acquisition of $10 million, software and hardware upgrades of $8 million, contract costs of $6 million and costs related for increased revenues of $5 million. Accrued taxes increased approximately $23 million from last year primarily from improved earnings and a change in the tax law for timing federal tax payments.

Capitalization

As a result of the improved operating cash flows and reduced capital spending in 1994, the Company's debt to capitalization ratio was reduced to 51.9% at December 31, 1994, from 55.2% at December 31, 1993.

In March 1994 Duff & Phelps lowered the ratings of the notes of the Company from A to A-. The reasons given for the change were an increase in debt, additional risk exposure in the competitive telemarketing business as the result of the acquisition of WATS and the lack of consistent profitability in the information systems segment. Separately, Duff & Phelps established an initial rating of Duff 1- for the Company's commercial paper. In September 1994 Standard & Poor's lowered its ratings on the Company's senior unsecured debt from A to A- and commercial paper from A-1 to A-2. The reasons for the change were increased debt for the acquisition of WATS, a riskier business profile as the Company relies on a greater portion of revenues from its diversified activities, and the performance of CBIS over the last three years. In December 1994, Moody's lowered CBT's senior unsecured debt ratings from Aa2 to Aa3 citing that CBT's level of return and cash flow generation will be pressured as a result of low revenue growth and increasing competition. Also, the Company's senior unsecured debentures and commercial paper ratings were lowered by Moody's from A2 to A3 and P-1 to P-2, respectively. The reason given was that the Company derives the bulk of its credit support from CBT. The Company's and CBT's ratings on its notes and debentures remain investment quality. The changes in ratings by the various rating agencies have not had a significant impact on interest expense but are expected to cause increases in interest costs in future periods.

REGULATORY MATTERS
------------------

Alternative Regulation

CBT filed for a threshold increase in rates with an alternative regulation proposal with the PUCO in 1993. In May 1994 the PUCO approved a rate plan which increases revenues $11.9 million annually or 3.75% on Ohio regulated services. The authorized rate of return on capital is 11.18%, but CBT may earn up to 11.93% in a monitoring period. Earnings higher than 11.93% will trigger a revenue retargeting formula. This alternative regulation plan provides increased pricing flexibility in some areas, designed to allow CBT to be more responsive to customers and the market.


Optional Incentive Regulation

For interstate services, CBT began to operate under an Optional Incentive Regulation plan in January 1994. This is an alternative form of regulation for small and mid-sized companies with more emphasis on price regulation similar to price caps. In addition, CBT has more pricing flexibility. Rate changes and new services can be made on a 14-day notice without cost support if CBT sets rates no higher than a geographically adjacent price cap local exchange carrier. This also allows CBT to be more responsive to customers and the market.

Kentucky Filing

During October 1994 CBT filed a proposal with the Public Service Commission of Kentucky (PSCK) for new regulated rates for telephone services provided to its Kentucky customers. This proposal, if approved in its entirety, would result in uniform rates for basic service in CBT's Kentucky and Ohio metropolitan service areas and increase revenues by $3.4 million annually.
An order from the PSCK is expected in 1995.

Depreciation Rate Changes

In January 1994 CBT completed a successful triennial depreciation represcription with regulators from the FCC, the PUCO and the PSCK. The new depreciation rates were effective January 1, 1994, in the interstate and Kentucky jurisdictions, and effective July 1, 1994, in the Ohio jurisdiction.

Effects of Regulatory Accounting

CBT presently gives accounting recognition to the actions of regulators where appropriate, as prescribed by SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Under SFAS 71, CBT records certain assets and liabilities because of the actions of regulators. Amounts charged to operations for depreciation expense reflect estimated useful lives and methods prescribed by regulators rather than those that might otherwise apply to unregulated enterprises. Typically, regulatory recovery periods are longer than the useful lives that otherwise might be used. Criteria that could give rise to the discontinuance of SFAS 71 include increasing competition, which would restrict CBT's ability to establish prices to recover specific costs, and a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. CBT periodically reviews these criteria to ensure that continuing application of SFAS 71 is appropriate. If CBT was required to discontinue the accounting prescribed in SFAS 71, there would be a significant non-cash charge to operations. It is expected that the minimum after-tax charge would be at least $60 million.
The actual non-cash charge could be much higher depending on many factors including CBT's business strategy as well as judgments of both competitive impact and technology changes at the time.

BUSINESS OUTLOOK
----------------

Cincinnati Bell operates businesses in several different markets. Each of the businesses has fluctuations in revenues and operating earnings as the result of the overall level, timing and terms of many contracts. There is also a business risk that a customer will decide to perform services in-house or move its business to a competitor if the services do not meet price and performance standards. These circumstances may increase the variability of financial results on a period to-period basis.

The Company's 1995 revenues are not expected to grow at the same rate as in 1994 because WATS revenues for 1994 and 1995 will be on a comparable basis. CBT's revenues are expected to increase but could be offset by a potential decline in its customer base from increased competition. Approximately $200 million of CBIS's revenues are from clients in the cellular industry which is a rapidly growing industry. CBIS expects to experience revenue growth from clients in this industry but the growth may be reduced by volume discounts. MATRIXX's 1995 revenues, while benefiting from the DIRECTV-Registered Trademark- contract, are not expected to increase at the same rate as in 1994.

CBT conducts its business generally by customer requests which are completed in a very short time period but no longer than a few months. CBIS primarily conducts its business under long-term contracts covering two markets. The first is the international market and the average contract length is two to five years. The contracts are for specific client telecommunications projects. After completion of the initial contract, CBIS expects to generate maintenance revenues related to the project. During a contract period, CBIS has the opportunity to bid on additional business with its client. Due to the nature of the projects, CBIS is always in a competitive situation with respect to new bids. The second market is for data processing and support services for clients in the telecommunications industry. Contracts range in length from three to ten years and constitute the majority of CBIS's revenues. CBIS was successful in renewing all contracts due for renewal during 1994. These contracts range in length from one to five years. MATRIXX customer contracts are usually for a term of less than six months and only a few contracts go beyond six months.

Customer demands, technology, the preferences of policy makers and the convergence of other industries with the telecommunications industry are causes for increasing competition in the telecommunications industry for CBT. The range of communications services, the equipment available to provide and access such services and the number of competitors offering such services continue to increase. Federal and state regulators are encouraging changes that promote competition in the industry and CBT is evaluating these regulatory changes. During the fourth quarter 1994, two companies filed requests with the PUCO to offer basic local exchange telephone service within CBT's Ohio operating territory. CBT has intervened in these requests and is actively participating in resolving the issue of local telecommunications competition.

CBT is redesigning and streamlining its processes and work activities to improve responsiveness to customer needs, permit more rapid introduction of new products and services, improve the quality of product and service offerings and reduce costs. On February 6, 1995, the Company announced the approval of a restructuring plan which will result in a first quarter 1995 pre-tax charge of $70 to $100 million and the reduction in CBT's workforce by approximately 800 employees. CBT recently reorganized its functions into 12 processes designed to streamline work and named a management team responsible for the processes. Other elements will be adopted over the next several years. CBT will develop advanced information systems that will help to respond to changing expectations of its customers. CBT estimates that the restructuring, when fully implemented in 1997, should result in a savings of approximately $50 million from current projections of its annual operating expenses.

Although CBIS has achieved success in retaining clients, the telecommunications industry is becoming highly competitive. CBIS must continue to provide high quality services at competitive prices to retain these clients. CBIS has received indications from a current cellular billing client that the client may not renew its contract when it ends in 1996. The revenues from this contract amounted to approximately five percent of CBIS's revenues in 1994. A contract non-renewal from a significant client could have a material impact on the future earnings of CBIS.

MATRIXX has taken aggressive steps to capture efficiencies by integrating the WATS acquisition. The continued trend in the outsourcing of telemarketing is important for MATRIXX's continued growth. In addition, the MATRIXX French operations must continue to improve to avoid reducing the recorded value of goodwill.

The success of other Company businesses will be determined by how well they meet the changing needs of their customers. The Company continues to review opportunities for acquisitions and divestitures for all its businesses to enhance shareowner value.

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

     The financial statements have been audited by Coopers & Lybrand L.L.P., independent accountants. Their audit was conducted in accordance with generally accepted auditing standards.

     The Audit Committee of the Board of Directors (see page 60), which is composed of three directors who are not employees, meets periodically with management, the internal auditors and Coopers & Lybrand L.L.P. to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent accountants periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.


/s/ Brian C. Henry
Executive Vice President and Chief Financial Officer

Report of Independent Accountants
To the Shareowners of Cincinnati Bell Inc.


     We have audited the accompanying consolidated balance sheets of Cincinnati Bell Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, common shareowners' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cincinnati Bell Inc. and subsidiaries as of December 31, 1994, and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes 7 and 8 of Notes to Financial Statements, the Company changed its method of accounting for postemployment benefits in 1994 and postretirement benefits other than pensions in 1993.


/s/ Coopers & Lybrand L.L.P.
Cincinnati, Ohio
February 13, 1995

CONSOLIDATED STATEMENTS OF INCOME                           Cincinnati Bell Inc.


Thousands of Dollars Except Per Share Amounts Year Ended December  31          1994           1993            1992
------------------------------------------------------------------------------------------------------------------
Revenues                                                                 $1,228,223     $1,089,637      $1,101,448
------------------------------------------------------------------------------------------------------------------

Costs and Expenses

   Operating expenses                                                        632,757        603,574        609,433
   Plant and building services                                               177,492        153,614        162,493
   Depreciation and amortization                                             154,062        158,515        137,023
   Taxes other than income taxes                                              92,825         91,037         90,764
   Special charges                                                             5,673        101,630         10,545
                                                                         -----------    -----------    -----------
     Total costs and expenses                                              1,062,809      1,108,370      1,010,258
                                                                         -----------    -----------    -----------

Operating Income (Loss)                                                      165,414        (18,733)        91,190
------------------------------------------------------------------------------------------------------------------

Other Income (Expense) - Net                                                   1,727          9,405         10,947
Interest Expense                                                              49,546         45,760         46,158
                                                                         -----------    -----------    -----------
Income (Loss) Before Income Taxes and
  Extraordinary Charges and Accounting Change                                117,595        (55,088)        55,979
Income Taxes                                                                  42,038          1,707         17,042
                                                                         -----------    -----------    -----------
Income (Loss) Before Extraordinary Charges
  and Accounting Change                                                       75,557        (56,795)        38,937
Extraordinary Charges, Net of Income Tax Benefit                                  --             --         (3,690)
Cumulative Effect of Accounting Change                                        (2,925)            --             --
                                                                         -----------    -----------    -----------
Net Income (Loss)                                                             72,632        (56,795)        35,247
Preferred Dividend Requirements                                                   --          2,248          4,350
                                                                         -----------    -----------    -----------
Income (Loss) Applicable to Common Shares                                 $   72,632     $  (59,043)    $   30,897
                                                                         -----------    -----------    -----------
                                                                         -----------    -----------    -----------
------------------------------------------------------------------------------------------------------------------
Weighted Average Number of Common Shares
  Outstanding (000)                                                           65,443         63,296         61,914

Earnings (Loss) Per Common Share
  Income (Loss) Before Extraordinary Charges
    and Accounting Change                                                  $    1.15      $    (.93)      $    .56
  Extraordinary Charges                                                           --             --           (.06)
  Accounting Change                                                             (.04)            --             --
                                                                         -----------    -----------    -----------
  Net Income (Loss)                                                        $    1.11      $    (.93)      $    .50
                                                                         -----------    -----------    -----------
                                                                         -----------    -----------    -----------
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS


Thousands of Dollars                            at December 31                             1994           1993
--------------------------------------------------------------------------------------------------------------
Assets

Current Assets
   Cash and cash equivalents                                                         $   78,368     $    8,668
   Receivables, less allowances of
     $14,056 and $14,031, respectively                                                  246,122        241,669
   Material and supplies                                                                 15,988         21,627
   Prepaid expenses                                                                      29,180         30,391
   Other current assets                                                                  28,984         22,471
                                                                                     ----------     ----------
                                                                                        398,642        324,826
                                                                                     ----------     ----------

Property, Plant and Equipment

   Telephone plant                                                                    1,447,411      1,430,822
   Accumulated depreciation                                                            (556,004)      (541,690)
                                                                                     ----------     ----------
                                                                                        891,407        889,132
                                                                                     ----------     ----------

   Other property                                                                       279,355        303,917
   Accumulated depreciation                                                            (134,587)      (145,480)
                                                                                     ----------     ----------
                                                                                        144,768        158,437
                                                                                     ----------     ----------
                                                                                      1,036,175      1,047,569
                                                                                     ----------     ----------

Other Assets
   Goodwill and other intangibles                                                       197,425        192,161
   Investments in unconsolidated entities                                                48,809         42,405
   Deferred charges and other                                                            42,397         57,129
                                                                                     ----------     ----------
                                                                                        288,631        291,695
                                                                                     ----------     ----------

Total Assets                                                                         $1,723,448     $1,664,090
                                                                                     ----------     ----------
                                                                                     ----------     ----------
--------------------------------------------------------------------------------------------------------------
Liabilities and Shareowners' Equity

Current Liabilities
   Debt maturing within one year                                                     $   68,689     $  112,029
   Accounts payable and accrued liabilities                                             179,658        132,648
   Accrued disposal and restructuring charges                                            11,076         35,385
   Accrued taxes                                                                         61,054         38,135
   Advance billing and customers' deposits                                               38,793         31,553
   Other current liabilities                                                             24,067         24,587
                                                                                     ----------     ----------
                                                                                        383,337        374,337
                                                                                     ----------     ----------

Long-Term Debt                                                                          528,255        522,888
                                                                                     ----------     ----------

Deferred Credits and Other Long-Term Liabilities
   Deferred income taxes                                                                164,059        158,438
   Unamortized investment tax credits                                                    16,191         19,371
   Other long-term liabilities                                                           79,204         73,441
                                                                                     ----------     ----------
                                                                                        259,454        251,250
                                                                                     ----------     ----------

Commitments and Contingencies

Shareowners' Equity

   Common shares - $1 par value; authorized shares: 240,000,000                          65,948         64,982
   Additional paid-in capital                                                           239,507        223,257
   Retained earnings                                                                    246,568        227,392
   Foreign currency translation adjustment                                                  379            (16)
                                                                                     ----------     ----------
                                                                                        552,402        515,615
                                                                                     ----------     ----------

Total Liabilities and Shareowners' Equity                                            $1,723,448     $1,664,090
                                                                                     ----------     ----------
                                                                                     ----------     ----------
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                       Cincinnati Bell Inc.


Thousands of Dollars                        Year Ended December  31              1994           1993           1992
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income (loss)                                                         $  72,632      $ (56,795)     $  35,247
  Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
    Depreciation and amortization                                             154,062        158,515        137,023
    Special charges                                                             5,673        101,630         10,545
    Provision for loss on receivables                                          11,099         14,614          8,225
    Extraordinary charges                                                          --             --          5,591
    Accounting change                                                           4,500             --             --
    Other-net                                                                   9,342         (2,122)         6,830
  Change in assets and liabilities net of effects
  from acquisitions and disposals:
    Decrease (increase) in receivables                                        (33,059)       (11,354)        55,801
    Decrease in other current assets                                            6,330         12,677         26,652
    Increase (decrease) in accounts payable and
      accrued liabilities                                                      38,834         19,628         (5,259)
    Decrease in accrued disposal and
      restructuring costs                                                     (29,961)       (10,545)            --
    Increase (decrease) in other current liabilities                           31,712         (2,816)       (12,848)
    Decrease in deferred income taxes and
      unamortized investment tax credits                                       (4,072)        (6,850)        (6,061)
    Decrease (increase) in other assets and
      liabilities-net                                                           4,196        (18,440)         6,941
                                                                           ----------     ----------     ----------
       Net cash provided by operating activities                              271,288        198,142        268,687
                                                                           ----------     ----------     ----------
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
    Capital expenditures - telephone plant                                   (110,547)      (109,279)      (103,896)
    Capital expenditures - other                                              (36,212)       (57,206)       (43,318)
    Payments made for acquisitions, net of cash
      acquired                                                                     --        (67,795)            --
    Proceeds from disposal of businesses                                       27,012             --             --
    Other-net                                                                   1,813          9,683         (5,190)
                                                                           ----------     ----------     ----------
       Net cash used in investing activities                                 (117,934)      (224,597)      (152,404)
                                                                           ----------     ----------     ----------
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
    Proceeds from long-term debt                                                   --        169,615         99,956
    Redemption of long-term debt                                                   --             --       (169,168)
    Principal payments on long-term debt                                       (1,510)       (28,115)        (3,465)
    Net decrease in notes payable                                             (45,934)       (55,467)        (3,445)
    Proceeds from issuance of common shares                                    15,262          2,582         11,679
    Dividends paid                                                            (52,256)       (53,294)       (53,853)
    Payments made to acquire common shares                                         --         (5,480)        (5,593)
                                                                           ----------     ----------     ----------
       Net cash provided by (used in) financing
       activities                                                             (84,438)        29,841       (123,889)
                                                                           ----------     ----------     ----------
-------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
 cash equivalents                                                                 784            (22)          (662)
                                                                           ----------     ----------     ----------
Net increase (decrease) in cash and cash
 equivalents                                                                   69,700          3,364         (8,268)

Cash and cash equivalents at beginning of year                                  8,668          5,304         13,572
                                                                           ----------     ----------     ----------
Cash and cash equivalents at end of year                                    $  78,368      $   8,668      $   5,304
                                                                           ----------     ----------     ----------
                                                                           ----------     ----------     ----------
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREOWNERS' EQUITY       Cincinnati Bell Inc.


                                                                       Common Shareowners' Equity
                                                         --------------------------------------------------------
                                                                                                             Foreign       Common
                                                                                  Additional                 Currency      Shares
                                                                       Common      Paid-In     Retained    Translation   Outstanding
Thousands  of  Dollars  Except Per Share  Amounts          Total       Shares      Capital     Earnings     Adjustment      (000)
------------------------------------------------------------------------------------------------------------------------------------
Balance  at  January  1, 1992                            $581,594     $ 61,595     $154,076     $365,785    $     138       61,595

 Shares issued under shareowner plans                       4,553          256        4,297           --           --          256
 Shares issued under employee plans                         7,126          426        6,917         (217)          --          426
 Acquisition of shares                                     (5,593)        (322)        (845)      (4,426)          --         (322)
 Net income                                                35,247           --           --       35,247           --           --
 Adjustment for foreign currency translation                 (138)          --           --           --         (138)          --
 Dividends:
   Preferred shares 7.25%                                  (4,350)          --           --       (4,350)          --
   Common shares $.80 per share                           (49,556)          --           --      (49,556)          --           --

------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                              568,883       61,955      164,445      342,483           --       61,955

 Shares issued under shareowner plans                       1,467           64        1,403           --           --           64
 Shares issued under employee plans                         1,115           86        1,313         (284)          --           86
 Acquisition of shares                                     (5,480)        (281)        (746)      (4,453)          --         (281)
 Preferred  shares converted to common shares              60,000        3,158       56,842           --           --        3,158
 Net loss                                                 (56,795)          --           --      (56,795)          --           --
 Adjustment for foreign currency translation                  (16)          --           --           --          (16)          --
 Dividends:
   Preferred shares 7.25%                                  (2,248)          --           --       (2,248)          --           --
   Common shares $.80 per share                           (51,311)          --           --      (51,311)          --           --

------------------------------------------------------------------------------------------------------------------------------------
Balance  at December 31, 1993                            $515,615     $ 64,982     $223,257     $227,392    $     (16)      64,982

 Shares issued under shareowner plans                       6,542          373        6,169           --           --          373
 Shares issued under employee plans                        10,674          593       10,081           --           --          593
 Net income                                                72,632           --           --       72,632           --           --
 Pension liability adjustment                              (1,021)          --           --       (1,021)          --           --
  Adjustment for foreign currency translation                 395           --           --           --          395           --
  Dividends  on common shares $.80 per share              (52,435)                               (52,435)          --           --

------------------------------------------------------------------------------------------------------------------------------------
Balance  at  December 31, 1994                           $552,402     $ 65,948     $239,507     $246,568    $     379       65,948
                                                         --------     --------     --------     --------    ---------      -------
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.  Accounting Policies

    Consolidation - The consolidated financial statements include the accounts of Cincinnati Bell Inc. and its wholly owned subsidiaries (collectively the Company). The Company operates in three principal segments. The telephone operations segment includes Cincinnati Bell Telephone (CBT) which provides telecommunications services and products. The information systems segment includes Cincinnati Bell Information Systems (CBIS) which provides data processing services and software development services. The marketing services segment includes MATRIXX Marketing (MATRIXX) which provides telephone marketing, research, fulfillment and database services. Investments in partnerships and joint ventures are accounted for using the equity method. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to be consistent with the 1994 presentation.

      Basis of Accounting - The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles. CBT follows the accounting under the provisions of Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation." This accounting reflects the rate actions of regulators in the financial statements. The rate actions can provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset, impose a liability, or eliminate a liability previously imposed. The most significant impact from the rate actions is on depreciation because regulatory recovery periods used for telephone plant are longer than the useful lives that might otherwise be used. The Company continually reviews the applicability of SFAS 71 based on the developments in its current regulatory and competitive environment. The accounting under the provisions of SFAS 71 results in regulatory assets of $14.1 million and regulatory liabilities of $29.8 million as described in Note 5.

      Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at year-end exchange rates and revenue and expense items are translated at average rates of exchange prevailing during the year. The related foreign currency translation adjustments are reflected in shareowners' equity. To the extent that the obligation pursuant to this transaction exceeds such net investment, currency gains and losses are included in income. Gains and losses from foreign currency transactions are based on current exchange rates and are included in income. Gains and losses related to forward contracts that are designated and effective as hedges are deferred and included in the recorded value of the transaction being hedged.

      Financial Instruments - The Company maintains an interest rate and currency swap designated as an effective hedge of its net investment in its French telephone marketing business. The related foreign currency translation gains and losses are included in shareowners' equity. The interest rate differential to be paid or received on the interest rate swap agreement and related foreign currency transaction gains and losses are accrued as interest rates change and are recognized as an adjustment of interest expense.

      Cash Equivalents - Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less which are readily convertible to cash.

      Material and Supplies - New and reusable material, related to the regulated telephone operations, are carried in inventory at average original cost, or specific costs for large items. Nonreusable material is carried at estimated salvage value. All other material and supplies are stated at the lower of cost or market principally on an average cost basis.

      Property, Plant and Equipment - Property, plant and equipment are stated at original cost.

      The Company's provision for depreciation of telephone plant is determined on a straight-line basis using the whole life and remaining life methods. Depreciation expense also includes amortization of certain classes of telephone plant and identified depreciation reserve deficiencies over periods allowed by regulatory authorities. Provision for depreciation of other property is based on the straight-line method over the estimated useful life.

      Telephone plant is retired at its original cost, net of cost of removal and salvage, and is charged to accumulated depreciation. Gains and losses related to the disposal of all other property, plant and equipment are recorded in income.

      Software Development Costs - Research and development expenditures are charged to expense as incurred. The development costs of software to be marketed are charged to expense until technological feasibility is established. After that time, the remaining software production costs are capitalized and recorded in property, plant and equipment. Amortization of the capitalized amounts is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product, generally not exceeding four years. Reductions in the carrying value of capitalized software costs to net realizable value are included in amortization expense.

      Goodwill and Other Intangibles - Goodwill resulting from the purchase of businesses and other intangibles are recorded at cost and amortized on a straight-line basis over 5 to 40 years. Goodwill and other intangibles is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. If future expected undiscounted net pre-tax cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized.

      Revenue Recognition - Local telephone service revenues are generally billed monthly in advance and are recognized when services are provided. Information services revenues primarily consist of data processing revenue recognized as services are performed. On certain long-term telecommunications systems development contracts, the percentage of completion method is used to recognize the revenues. Revenues from software maintenance agreements are deferred and are recognized over the maintenance period. Software licensing revenues are recognized when delivery of the software occurs if the Company does not have to provide additional significant service under the contract. Billed but unearned revenues are deferred. All other revenues are recognized when the services are performed regardless of the period in which they are billed.

      Income Taxes - The provision for income taxes consists of an amount for taxes currently payable and a provision for tax consequences deferred to future periods based on the liability method. For financial statement purposes, deferred investment tax credits are being amortized as a reduction of the provision for income taxes over the estimated useful lives of the related property, plant and equipment.

      Earnings Per Common Share - Earnings per common share are calculated by using the weighted average number of common shares outstanding. The dilutive effect of the Company's common shares under option is insignificant.

-------------------------------------------------------------------------------

2.  Disposal and Restructuring of CBIS Operations

    In late 1993, the Company commenced a plan to dispose of certain lines of business within CBIS, and to restructure the remainder of the CBIS operations. The disposal plan included the elimination of non-strategic operations, including divesting its holdings in CBIS Federal, closing its foreign data center, and eliminating other unprofitable domestic and international activities. During 1993, $102 million ($88 million after tax, or $1.39 per common share) of special charges, related to the plan, were recorded. Included in this amount were $97.4 million related to the disposition of businesses (including $63 million for the write-off of CBIS Federal goodwill) and $4.6 million related to the restructuring of other CBIS operations including a reduction in workforce.

      Details of the charges for expected transactions, in millions of dollars, are as follows:

                                            Disposition
                                           of Businesses      Restructuring
                                           -------------      -------------
    Loss on disposal                           $71.2              $  -
    Operating losses during disposal period     13.3                 -
    Lease termination costs                      8.3                 -
    Employee termination costs                   2.4                3.8
    Write-down of fixed assets                   2.2                 .8
                                               -----               -----
                                               $97.4                $4.6
                                               -----               -----
                                               -----               -----

      During 1994, the Company substantially completed its disposal and restructuring plan by selling CBIS Federal and other businesses, closing its foreign data center, eliminating other unprofitable domestic and international activities and restructuring the remaining CBIS operations including the termination of employees. The businesses were sold for approximately $16 million. There are no remaining assets of the operations to be sold or disposed included in the financial statements at December 31, 1994.

      An analysis of the disposal and restructuring reserve is as follows:


    Millions of Dollars                   Year Ended December 31      1994     1993
-------------------------------------------------------------------------------------
    Balance - beginning of year                                       $ 35.4   $ 10.5
      Special charges                                                      -     101.6
      Adjustment to CBIS Federal carrying value                            -     (63.1)
      Operating results of businesses to be sold or disposed -
        Revenues                                                        52.3        .4
        Operating expenses                                             (68.9)     (9.7)
      Difference in actual and estimated losses on sale                  1.7         -
      Lease termination costs                                              -       (.5)
      Employee termination costs                                        (4.3)      (1.8)
      Write-down of fixed assets                                        (3.1)      (2.0)
      Reduction in reserves                                             (2.0)         -
                                                                      ------     ------
    Balance - end of year                                             $ 11.1     $ 35.4
                                                                      ------     ------
                                                                      ------     ------

      While operating expenses of businesses sold or disposed in 1994 were higher than originally expected, lease termination arrangements were more favorable than originally anticipated. The net result was a reduction of the disposal and restructuring reserve of approximately $2 million in 1994. This reduction was included as a decrease in the special charges line of the income statement.

      Charges to the reserve required cash outlays of approximately $22 million and $9 million for 1994 and 1993, respectively.

      The Company believes that the reserve of $11.1 million at December 31, 1994, is adequate to provide for estimated future costs associated with lease termination, employee termination, discontinued products and contingencies related to businesses sold. It is expected that cash expenditures for these activities will be approximately $7 million during 1995 and approximately $2 million each in 1996 and 1997.

      In the fourth quarter of 1992, CBIS recorded special charges totaling $10.5 million for the consolidation of its European operations. These charges included write-offs of fixed assets, lease termination payments, employee severance and relocation costs and estimated operating losses. These activities were substantially completed during 1993 and the actual amounts were not significantly different from amounts accrued in 1992.

-------------------------------------------------------------------------------

3.  Subsequent Event

    On February 6, 1995, the Company approved a restructuring plan for CBT. The restructuring plan will result in the need for fewer people to operate the business. In all, CBT expects to eliminate approximately 800 management and hourly positions. The majority of the reduction in CBT's workforce is expected to result from an offer of early retirement incentives to eligible employees. Involuntary separations may also be required to achieve CBT's staffing objectives.

      The retirement incentive offer increases by five years each eligible employee's age and years of service for purposes of calculating pension benefits. In addition, retiring employees will receive an enhancement to their pensions equal to two weeks pay for every year of service, but not to exceed one year's pay. Other employees who leave will receive severance benefits.

      The Company will record a one-time pre-tax charge of $70 to $100 million in the first quarter of 1995 to reflect the anticipated cost of the program.

-------------------------------------------------------------------------------

4.  Non-recurring Charges

    During the fourth quarter 1993, the Company recorded significant other charges unrelated to the restructuring of CBIS. CBIS accrued in operating expenses $5.1 million of costs to withdraw from certain international contracts and products.

      In addition, in 1993 a $4.2 million reserve for losses was established related to an investment in and loans to an international distributor of CBIS products and services. The losses were based on the review of the forecasts of the distributor and the 1993 results, in which it was determined that the recoverability of the investment and loans was no longer probable. These charges are included in other income (expense)
    - net.

--------------------------------------------------------------------------------

5.  Income Taxes

    The components of income tax expense are as follows:


    Millions of Dollars      Year Ended December 31        1994      1993     1992
    --------------------------------------------------------------------------------
    Current:
      Federal                                              $47.2     $19.1     $18.5
      Foreign                                                (.2)      1.7        .5
      State and Local                                        3.7       2.3       3.3
                                                           -----     -----     -----
        Total current                                       50.7      23.1      22.3
                                                           -----     -----     -----
    Deferred                                                (4.5)    (14.6)     (2.0)
                                                           -----     -----     -----
    Investment tax credits                                  (3.2)     (2.9)     (3.3)
                                                           -----     -----     -----
    Adjustment of valuation allowance related
      to net operating and capital losses                   (1.0)     (3.9)        -
                                                           -----     -----     -----
    Total                                                  $42.0     $ 1.7     $17.0
                                                           -----     -----     -----
                                                           -----     -----     -----

    The components of the Company's deferred tax assets and liabilities are as follows:


    Millions of Dollars          at December 31                    1994        1993
    --------------------------------------------------------------------------------
    Deferred tax asset:
      Unamortized investment tax credit                           $  8.7      $ 10.4
      Loss carryforwards                                            29.5         9.1
      Deferred tax consequences of net
        regulatory liability                                         4.1         4.8
      Allowance for doubtful accounts                                3.4         3.3
      Accrued liabilities                                           12.8        20.8
      Other                                                         16.1         9.7
                                                                  ------      ------
                                                                    74.6        58.1
      Valuation allowance                                          (23.4)       (3.4)
                                                                  ------      ------
      Net deferred tax asset                                        51.2        54.7
                                                                  ------      ------
    Deferred tax liability:
      Depreciation and amortization                                159.9       160.9


      Basis differences on items previously flowed
        through to ratepayers                                       14.1        15.9
      Other                                                          6.2         8.1
                                                                  ------      ------
      Total deferred tax liability                                 180.2       184.9
                                                                  ------      ------
      Net deferred tax liability                                  $129.0      $130.2
                                                                  ------      ------
                                                                  ------      ------

      The Company's deferred tax asset valuation allowance increased approximately $20 million in 1994 primarily due to a capital loss on the sale of CBIS Federal. These capital loss carryforwards can be utilized only when future capital gains are recognized for tax purposes. No tax planning strategy currently exists that meets the prudence and feasibility criteria to recognize this deferred tax asset. The Company's deferred tax asset valuation allowance decreased approximately $3.3 million in 1993 principally as a result of certain business strategies involving the Company's wholly owned subsidiaries in France. These strategies will enable the Company to obtain future tax benefits from the utilization of the French subsidiaries operating losses.

      The following is a reconciliation of the statutory Federal income tax rate of 35% for 1994 and 1993, and 34% for 1992 with the effective tax rate for each year:

                                                     1994       1993      1992
    ----------------------------------------------------------------------------
    U.S. Federal statutory rate                      35.0 %     (35.0)%   34.0 %
    Plant basis differences, net of depreciation      1.1         2.0      2.0
    Rate differential on reversing temporary
      differences                                    (1.4)       (4.0)    (3.0)
    Disposal losses without income tax benefit          -        40.0        -
    Amortization of intangible assets                 1.6         5.2       4.3
    Change in valuation allowance                     (.8)       (6.0)        -
    State and local income taxes, net of federal
      income tax benefit                              2.9         2.7       3.4
    Investment and research tax credits              (4.0)       (9.3)     (8.1)
    Taxes related to prior years                       .6         5.6         -
    Other differences                                  .7         1.9      (2.2)
                                                     ----        ----      ----
    Effective rate                                   35.7 %       3.1 %    30.4 %
                                                     ----        ----      ----
                                                     ----        ----      ----

      At December 31, 1994 and 1993, the liability for income taxes includes approximately $14.1 million and $16 million, respectively, representing the cumulative amount of income taxes on temporary differences which were previously flowed through to ratepayers. CBT also recorded a corresponding regulatory asset for these items, representing amounts which will be recovered through the ratemaking process, which is recorded in other assets. These deferrals have been increased for the tax effect of the future revenue requirement and will be amortized over the lives of the related depreciable assets concurrently with their recovery in rates.

      In addition, other long-term liabilities includes a regulatory liability at December 31, 1994 and 1993, of approximately $29.8 million and $34.5 million, respectively, a substantial portion of which represents the excess deferred taxes on depreciable assets, resulting primarily from the reduction in the statutory federal income tax rate from 46% to 35%. This amount will be amortized over the lives of the related depreciable assets in accordance with the average rate assumption method required by the Tax Reform Act of 1986. The regulatory liability also includes an amount associated with unamortized investment tax credits, which will be amortized in the same manner as the underlying investment tax credits. These regulatory liabilities have been increased to reflect future revenue requirement levels.

      The Company had net operating loss carryforwards applicable to foreign subsidiaries at December 31, 1994 and 1993, of approximately $18.7 million and $19.4 million, respectively. Utilization of the foreign carryforwards is dependent upon future earnings of each subsidiary with foreign carryforwards expiring 1995 through 2003. The Company had U.S. capital loss carry forwards at December 31, 1994 and 1993, of approximately $66.6 million and $4.8 million, respectively. Utilization of these capital losses is dependent upon the generation of future capital gains with the carryforwards expiring in 1996 through 1999 and, accordingly, a valuation allowance has been established for the related deferred tax asset.

-------------------------------------------------------------------------------
6.  Retirement Plans

    PENSIONS
    The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for nonmanagement employees and one supplementary, nonqualified, unfunded plan for certain senior managers. The pension benefit formula for the management plan was based on a stated percentage of adjusted career income for retirees prior to December 31, 1993. Effective December 31, 1993, the management plan was converted to a cash balance plan where the pension benefit is determined by a combination of compensation based service and additional credits and annual guaranteed interest credits. The benefit formula for the nonmanagement plan is based on a flat dollar amount according to job classification times years of service. Benefits for the supplementary plan are based on years of service and eligible pay. Further, the supplementary death benefit payable from the management and nonmanagement pension plans was frozen at the December 31, 1993, compensation level.
      Funding of the management and nonmanagement plans is achieved through contributions made to an irrevocable trust fund. The contributions are determined using the Aggregate Cost Method.
      The Company uses the Projected Unit Credit Cost Method for determining pension cost for financial reporting purposes and accounts for certain benefits provided under early retirement packages discussed below as a special termination benefit.
      Pension cost includes the following components:


   Millions of Dollars       Year Ended December 31       1994          1993       1992
   -------------------------------------------------------------------------------------
   Service cost (benefits earned during

     the period)                                        $ 12.4        $ 10.1       $12.6

   Interest cost on projected benefit

     obligation                                          39.9          40.3         39.9

   Actual return on plan assets                          10.5         (79.6)       (64.9)

   Amortization and deferrals - net                     (63.2)         29.4         15.1


   Charge to expense for special

     termination benefits                                   -           7.6            -

   Curtailment loss                                       4.1             -            -
                                                       ------        ------       ------

   Settlement gain                                          -          (7.9)           -

   Pension cost (income)                               $  3.7        $  (.1)      $  2.7
                                                       ------        ------       ------
                                                       ------        ------       ------



     The following table sets forth the plans' funded status:

   Millions of Dollars                                                1994           1993
   ----------------------------------------------------------------------------------------
   Actuarial present value of accumulated benefit

     obligation including vested benefits of $440.2

     million and $458.4 million, respectively                        $491.3          $515.8
                                                                     ------          ------
                                                                     ------          ------

   Plan assets at fair value (primarily listed

     stocks, bonds and real estate, including $58.8

     million and $62.2 million, respectively in common

     shares of Cincinnati Bell Inc.)                                 $660.5          $706.4

   Actuarial present value of projected

     benefit obligation                                              (533.6)         (557.2)
                                                                     ------          -------

   Excess of assets over projected benefit obligation                 126.9           149.2

   Unrecognized prior service cost                                     13.4             7.8

   Unrecognized transition asset                                      (44.5)          (45.3)

   Unrecognized net gain                                              (79.4)          (93.0)

   Recognition of minimum liability                                    (5.4)           (8.9)
                                                                     ------          ------

   Prepaid pension cost                                              $ 11.0          $  9.8
                                                                     ------          ------
                                                                     ------          ------



      The Company used the following rates in determining the actuarial present value of the projected benefit obligation and pension cost for the management, nonmanagement and senior management plans:

   At December 31                                             1994        1993       1992
   ------------------------------------------------------------------------------------------
   Discount rate - projected benefit

     obligation                                               8.25%       7.25%      8.00%


   Future compensation growth rate                            4.00%       4.00%      5.00%

   Expected long-term rate of return

     on plan assets                                           8.25%       8.25%      8.25%

      During December 1994, certain senior managers left CBT through a voluntary separation incentive program. The cost of this offer, including estimated curtailment losses from the Company's non-qualified pension program, was $7.7 million before taxes and is included in the special charges line of the income statement.

      In December 1992, the Company offered a voluntary separation incentive package to certain management employees, providing for enhancements to the benefit payments of the management pension plan or allowing for a lump sum payment. The Company recorded an expense for special termination benefits of $7.6 million and a settlement gain of $7.9 million.

SAVINGS PLANS

      The Company sponsors several defined contribution plans covering substantially all employees. The Company's contributions to the plans are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Company contributions to the defined contribution plans were $8.4 million, $7.3 million and $7.9 million for 1994, 1993 and 1992, respectively.

-------------------------------------------------------------------------------
7.  Employee Postretirement Benefits Other Than Pensions

    The Company provides health care and group life insurance benefits for its retired employees. Substantially all the Company's employees may become eligible for these benefits if they retire with a service pension. Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 106 requires that the cost of the net periodic postretirement benefit is to be recognized in the period in which employees render services necessary to earn such benefits. Prior to 1993, the Company's accrual method did not consider the health care inflation factor in the calculation of future benefits as required by SFAS 106. The Company used the Projected Unit Credit Cost Method for the determination of postretirement health care and life insurance benefits cost. In adopting SFAS 106, the Company elected to amortize the accumulated postretirement benefit obligation over twenty years.

      The Company funds its group life insurance benefits through Retirement Funding Accounts (RFAs) and funds trusts for health care benefits using Voluntary Employee Benefit Associations (VEBAs). Contributions are determined in accordance with the Aggregate Cost Method. The associated plan assets are primarily corporate and municipal securities and bonds and temporary investments.

      The components of postretirement benefit cost for the years ended December 31, 1994 and 1993, in millions of dollars, are as follows:

                                                                 Group
    1994                                              Health      Life     Total
    ----------------------------------------------------------------------------
    Service cost (benefits earned during the

      period)                                         $ 1.9      $  .6     $ 2.5

    Interest cost on accumulated postretirement

      benefit obligation                               11.3        2.0      13.3

    Actual return on plan assets                       (3.4)      (2.1)     (5.5)

    Amortization and deferrals - net                    8.7          -       8.7
                                                      -----      -----     -----

    Postretirement benefit cost                       $18.5      $  .5     $19.0
                                                      -----      -----     -----
                                                      -----      -----     -----


                                                                  Group
    1993                                               Health      Life     Total
    -----------------------------------------------------------------------------
    Service cost (benefits earned during

      the period)                                      $ 1.8      $  .6     $ 2.4

    Interest cost on accumulated postretirement

      benefit obligation                                11.3        2.0      13.3

    Actual return on plan assets                        (3.0)      (2.4)     (5.4)

    Amortization and deferrals - net                     9.1         .4       9.5
                                                       -----      -----     -----

    Postretirement benefit cost                        $19.2      $  .6     $19.8
                                                       -----      -----     -----
                                                       -----      -----     -----

    The funded status of the plans, in millions of dollars, at December 31, 1994 and 1993 is:


                                                            Group
    1994                                         Health      Life     Total
    -----------------------------------------------------------------------
    Accumulated Postretirement benefit

      obligation

      Retirees and dependents                    $110.2     $13.6     $123.8

      Fully eligible active participants           11.4         -       11.4

      Other active participants                    26.5      10.2       36.7
                                                 ------    ------     ------

                                                  148.1      23.8      171.9

    Plan assets at fair value                     (31.2)    (28.1)     (59.3)
                                                 ------    ------     ------

    Accumulated postretirement benefit

      obligation in excess of plan assets         116.9      (4.3)     112.6

    Unrecognized transition obligation           (122.1)      (.2)    (122.3)

    Unrecognized net loss                           5.6       5.3       10.9
                                                 ------    ------     ------

    Accrued postretirement benefit obligation    $   .4    $   .8     $  1.2
                                                 ------    ------     ------
                                                 ------    ------     ------


                                                            Group
    1993                                         Health      Life       Total
    -------------------------------------------------------------------------
    Accumulated postretirement benefit

      obligation

      Retirees and dependents                    $115.1     $ 15.0    $130.1

      Fully eligible active participants           18.3          -      18.3

      Other active participants                    33.2       14.4      47.6
                                                 ------     ------    ------

                                                  166.6       29.4     196.0



    Plan assets at fair value                     (19.9)     (27.0)    (46.9)
                                                 ------     ------    ------

    Accumulated postretirement benefit

      obligation in excess of plan assets         146.7        2.4     149.1

    Unrecognized transition obligation           (128.8)       (.3)   (129.1)

    Unrecognized net loss                         (17.6)      (1.8)    (19.4)
                                                 ------     ------    ------

    Accrued postretirement benefit obligation    $   .3     $   .3    $   .6
                                                 ------     ------    ------
                                                 ------     ------    ------


    Company used the following rates in determining the actuarial present value of the accumulated postretirement benefit obligation (APBO) and postretirement benefit costs:

    At December 31                                               1994     1993
    ---------------------------------------------------------------------------

    Discount rate - APBO                                         8.25%    7.25%

    Expected long-term rate of return for VEBA assets            8.25%    8.25%

    Expected long-term rate of return for RFA assets             8.00%    8.00%


      The assumed health care cost trend rate used to measure the postretirement health benefit obligation at December 31, 1994, was 8.8% and is assumed to decrease gradually to 4.1%. A one percentage point increase in the assumed health care cost trend rate would have increased the aggregate of the service and interest cost components of 1994 postretirement health benefits by approximately $.8 million, and would increase the accumulated postretirement benefit obligation as of December 31, 1994, by approximately $8.2 million.
      Prior to the adoption of SFAS 106, the Company had accrued and funded an actuarially determined amount. For the year 1992, postretirement health care and life insurance benefit expenses were approximately $10.2 million. The effect of adoption of SFAS 106 on 1993 results (excluding the amounts deferred by CBT) was to increase postretirement expense by approximately $6 million or $.06 per common share.

-------------------------------------------------------------------------------
8.  Employee Postemployment Benefits

    Effective January 1, 1994, the Company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits." SFAS 112 requires the accrual of the obligation for benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. These benefits include workers' compensation, disability benefits and health care coverage for a limited time. SFAS 112 changed the Company's method of accounting for postemployment benefits from recognizing costs as benefits are paid, to accruing the expected costs of benefits.
    The cumulative effect of this accounting change was recognized in the first quarter 1994 as a change in accounting principle, thereby reducing net income by approximately $2.9 million, or $.04 per common share, which is net of a deferred tax benefit of $1.6 million. The ongoing expense recognized under SFAS 112 is not expected to be significantly different from that recorded under prior methods.


-------------------------------------------------------------------------------
9.  Software Development Costs

               Millions of Dollars                   1994    1993    1992
               ------------------------------------------------------------

               Gross product development costs       $22.1   $56.3   $29.3

               Product development costs expensed    (16.6)  (29.9)  (14.3)
                                                     ------  ------  ------

               Additions to capitalized software

                 development costs                   $ 5.5   $26.4   $15.0
                                                     ------  ------  ------
                                                     ------  ------  ------



               Capitalized software development costs, net of accumulated amortization, consist of the following:

               Millions of Dollars                   1994    1993    1992
               -------------------------------------------------------------

               Balance - beginning of year           $35.1   $34.7   $24.5

               Additions                               5.5    26.4    15.0

               Amortization                           (8.1)  (25.8)   (4.8)

               Other                                  (2.4)    (.2)      -
                                                     ------  ------  ------

               Balance - end of year                 $30.1   $35.1   $34.7
                                                     ------  ------  ------
                                                     ------  ------  ------


                  Amortization of capitalized software cost is included in
               depreciation and amortization expense. Included in 1993 amortization expense were charges of approximately $17 million to reduce the carrying value of certain capitalized software costs to net realizable value.


-------------------------------------------------------------------------------
10.  Goodwill and Other Intangibles

               Goodwill and other intangibles, net of accumulated amortization,

               consist of the following:

               Millions of Dollars                   1994    1993
               ---------------------------------------------------

               Balance - beginning of year         $192.2   $223.8

               WATS acquisition                      10.0     45.6

               CBIS Federal Goodwill                    -    (63.0)

               Current year amortization             (8.4)    (9.7)

               Other                                  3.6     (4.5)
                                                   ------   ------

               Balance - end of year               $197.4   $192.2
                                                   ------   ------
                                                   ------   ------



                  The purchase contract for the acquisition of WATS contained provisions for additional payments if certain conditions were met. During 1994, additional costs of $10 million were accrued in accordance with the purchase contract and were included in goodwill. These additional costs will be paid in the first quarter of 1995.

                  Included in unamortized goodwill costs at December 31, 1994, was approximately $41 million of costs related to MATRIXX's operations in France. The Company continually monitors the results of operations of this business as it relates to impairment of goodwill and believes that it will recover its investment. This will require the French operations to improve from the current operating loss position, which the Company expects to occur as the European economy improves and outsourcing emerges overseas as it has in the United States.

                  Accumulated amortization of goodwill and other intangibles was
               $40.7 million and $49 million at December 31, 1994 and 1993, respectively.


-------------------------------------------------------------------------------
11.  Debt Maturing Within One Year and Lines of Credit

               Debt maturing within one year consists of the following:



               Millions of Dollars    at December 31    1994      1993     1992
               ----------------------------------------------------------------

               Notes payable

                 Commercial paper                     $  65.8   $ 91.4   $140.1

                 Bank notes                                 -     18.2     25.0

               Current maturities of long-term debt       2.9      2.4     27.9
                                                       ------    -----   ------


                 Total                                 $ 68.7   $112.0   $193.0
                                                       ------   ------   ------
                                                       ------   ------   ------

               Weighted average interest rates on

                 notes payable                           6.2%     3.3%     3.4%



                  Average notes payable and the related interest rates for the last three years are as follows:



               Millions of Dollars                       1994     1993     1992
               ----------------------------------------------------------------

               Average amounts of notes payable

                 outstanding during the year*          $ 69.5   $162.5   $158.3

               Weighted average interest rate

                 during the year**                       4.2%     3.2%     3.8%

               Maximum amounts of notes payable at

                 any month-end during the year         $100.2   $202.5   $209.8



                *   Amounts represent the average daily face amount of notes.

               ** Weighted average interest rates are computed by dividing the daily average face amount of notes into the aggregate related interest expense.




                  At December 31, 1994, the Company had approximately $142
               million of unused bank lines of credit, which are available to provide support for commercial paper borrowings. These lines of credit are available for general corporate purposes. There are no material compensating balances or commitment fee agreements under these credit arrangements.


-------------------------------------------------------------------------------
12.  Long-Term Debt

               Interest rates and maturities of long-term debt outstanding at

               December 31, in millions of dollars, were as follows:

               Description                                  1994        1993
               -------------------------------------------------------------

                    Debentures/Notes

                        Year of Maturity   Interest Rate
                        ----------------   -------------

                        1996               7.300          $ 40.0      $ 40.0

                        1997               6.700           100.0       100.0

                        1999               8.625            40.0        40.0

                        2000               9.100            75.0        75.0

                        2002               4.375            20.0        20.0

                        2003               6.240            20.0        20.0

                        2005               6.330            20.0        20.0

                        2011               7.375            50.0        50.0

                        2023               7.250            50.0        50.0

                        2023               7.18-7.27        80.0        80.0



                    Capital leases and other                36.8        30.9

                    Unamortized discount-net                 (.6)        (.6)

                    Current maturities                      (2.9)       (2.4)
                                                          ------      ------

                    Total                                 $528.3      $522.9
                                                          ------      ------
                                                          ------      ------



                  During 1992, the Company redeemed $90 million of notes and CBT redeemed $75 million of debentures. As a result of the early extinguishment of these notes and debentures, a loss of $3.7 million ($.06 per common share), was recognized as an extraordinary charge, net of an income tax benefit.

-------------------------------------------------------------------------------
13.  Off-Balance-Sheet Risk and Concentration of Credit Risk

    In 1990, the Company entered into an interest rate and currency swap agreement to reduce the impact of changes in interest rates and foreign currency exchange rates. Under the agreement, the Company received 225 million French francs in return for $41.7 million. The swap agreement has the effect of converting $41.7 million of the Company's short-term variable interest rate borrowings to long-term at a French franc fixed interest rate. At the end of the agreement in the year 2000, the original amounts will be repaid. This transaction was designated as a hedge of the Company's net investment in a French subsidiary of MATRIXX Marketing and accordingly, the currency gains or losses associated with this transaction were reflected in the currency translation adjustment in shareowners' equity. The Company does not engage in foreign currency speculation.

      The Company receives quarterly interest payments calculated using market rates on a notional amount of $41.7 million. These payments approximately offset the cash interest incurred on $41.7 million of commercial paper borrowings. The Company accrues interest on a notional amount of 225 million French francs. The approximate effective rate is such that net interest expense is based on the interest cost implicit in the contract measured in French francs (approximately 11%). Net amounts due to and from the counterparty are reflected in interest expense in the periods in which they accrue. The net effect of the swap for the years ended December 31, 1994 and 1993 was to increase interest expense by $4.5 million and $4.2 million, respectively. The swap also increased the Company's weighted average interest rate from 7.4% to 8.2% in 1994 and from 6.8% to 7.6% in 1993.

      Interest due under the contract is payable in five equal annual installments of 66.4 million French francs each beginning in August 1996. Since these payments are to be made in French francs, the Company is subject to the risk of currency exchange fluctuations, and accrues the effect of such fluctuations in interest expense.

      The Company would not currently be subject to a loss if the counterparty should fail because of the current position of the swap.

      The Company has not hedged other amounts and transactions denominated in foreign currencies. Except for the accrued interest related to the swap agreement, assets are offset by liabilities of approximately the same amount and in the same currency and therefore the Company believes that there is no material risk of currency loss.

-------------------------------------------------------------------------------
14.  Fair Value of Financial Instruments

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

      Cash and cash equivalents, commercial paper and short-term notes payable - the carrying amount approximates fair value because of the short maturity of those instruments.

      Long-term debt - the fair value of long-term debt is estimated based on the quotes for similar liabilities obtained from an underwriter. The carrying amounts at December 31, 1994 and 1993, were approximately $495.7 million and $495.3 million, respectively. The estimated fair values at December 31, 1994 and 1993, were $454.2 million and $513.0 million, respectively.

      Interest rate and currency swap agreement - the fair value of foreign currency and interest rate swaps (used for hedging purposes) is the estimated amount that the Company would receive (or pay) to terminate the swap agreements at the reporting date, taking into account current currency translation and interest rates and the current creditworthiness of the swap
    counterparty.    The Company's foreign currency and
    interest rate swap agreement is described in Note 13. At December 31, 1994 and 1993, if the Company had closed its position on this agreement, additional costs of approximately $8.0 million and $9.9 million, respectively, would have been incurred.

-------------------------------------------------------------------------------
15.  Common and Preferred Shares

    COMMON SHARES

      The Company had programs to purchase its common shares on the open market as market conditions warranted. All programs expired by December 1993. As part of these programs, the Company repurchased 281,000 common shares for $5.5 million in 1993 and 322,000 common shares in 1992 for $5.6 million.

    SHARE PURCHASE RIGHTS PLAN

      In 1986, the Company adopted a Share Purchase Rights Plan by granting a dividend of one right for each outstanding common share. After adjustments for share splits there is one quarter right associated with each share. Each right entitles shareholders to purchase, under certain conditions, one one-hundredth of a Series A Preferred Share, without par value, for $125. The rights may be exercised or transferred apart from the common shares only if a person or group acquires 20% or more of the Company's common shares or announces a tender offer that would result in ownership of 30% or more of the Company's common shares. Thereafter, if the Company is the surviving corporation in a merger, or if an acquirer becomes the beneficial owner of more than 40% of the common shares of the Company, or in the event of certain self-dealing transactions between the acquirer and the Company, each holder of a right will be entitled to purchase common shares of the Company having a value equal to two times the exercise price of the right. If the Company is not the surviving corporation in a merger, or if 50% or more of the Company's assets or earning power is sold or transferred, each holder of a right will be entitled to purchase common shares of the surviving company equal to two times the exercise price of the right. Any rights owned by the acquirer would be null and void. The rights, which expire on November 5, 1996, may be redeemed by the Company at a price of $.01 per right after the acquisition of 20% of the Company's common shares.

    PREFERRED SHARES

      The Company is authorized to issue up to 4,000,000 voting preferred shares and 1,000,000 nonvoting preferred shares. At December 31, 1994 and 1993, there were no preferred shares outstanding.

-------------------------------------------------------------------------------
16.  Stock Option and Other Incentive Plans

    The Company has several incentive plans which allow for the granting of options, stock appreciation rights (SARs) and other awards at no less than the fair market value at the grant date.

      Stock option activity is summarized as follows:


    Options                                   1994           1993              1992
    -----------------------------------------------------------------------------------
    Outstanding at beginning of year       2,532,828        1,972,135         1,483,354
      Granted                                844,900          923,050           717,725
      Exercised                                    -         (123,112)         (102,194)
      Cancelled                             (598,733)        (239,245)         (126,750)
                                           ---------         --------         ---------
    Outstanding at end of year             2,778,995        2,532,828         1,972,135
                                           ---------        ---------         ---------
                                           ---------        ---------         ---------
    Exercisable at December 31             1,683,811        1,326,053           926,315
    Common shares available for
      granting of options                  4,382,000        4,049,000         4,124,000
    Price of options exercised                     -    $10.97-$21.13     $10.97-$11.13
    Exercise price of options
      outstanding                      $12.00-$26.50    $12.00-$26.50     $10.97-$26.50

    During 1994, 1993 and 1992, 72,000 shares, 5,500 shares and 1,000 shares, respectively, were granted as other awards. There were no SARs granted or outstanding during 1994, 1993 and 1992.

-------------------------------------------------------------------------------
17.  Lease Commitments

    The Company leases certain facilities and equipment used in its operations. Total rental expenses amounted to approximately
    $71.7 million, $71 million and $67.6 million in 1994, 1993 and 1992, respectively.

      At December 31, 1994, the aggregate minimum rental commitments under noncancelable leases for the periods shown, in millions of dollars, are as follows:

                                   Operating           Capital
     Year                           Leases              Leases
     ---------------------------------------------------------
     1995                           $ 55.4              $  7.2
     1996                             44.2                 6.9
     1997                             31.3                 6.9
     1998                             21.7                 6.6
     1999                             20.7                 4.2
     Thereafter                       25.0                50.9
                                    ------              ------
         Total                      $198.3                82.7
                                    ------
                                    ------
     Amount representing interest                          47.2
                                                         ------
     Present value of net minimum lease payments         $ 35.5
                                                         ------
                                                         ------

    Capital lease obligations incurred were approximately $7.3 million, $5.8 million and $.9 million in 1994, 1993 and 1992, respectively.

-------------------------------------------------------------------------------
18.  Quarterly Financial Information (Unaudited)

    All adjustments necessary for a fair statement of income for each period have been included.


                     Millions of Dollars
                     -----------------------------------------------
    Calendar                               Operating                              Earnings (Loss) Per
    Quarter          Total Revenues      Income (Loss)    Net Income (Loss)          Common Share
    -------------------------------------------------------------------------------------------------
    1994
    1st                 $  292.1             $  36.7          $  12.7                    $  .20
    2nd                    299.8                42.5             18.7                       .28
    3rd                    312.9                43.3             20.1                       .31
    4th                    323.4                42.9             21.1                       .32
                        --------             -------          -------                    ------
       Total            $1,228.2             $ 165.4          $  72.6                    $ 1.11
                        --------             -------          -------                    ------
                        --------             -------          -------                    ------
    1993
    1st                 $  262.5             $  31.2          $  20.8                    $  .32
    2nd                    262.6                28.2             13.5                       .20
    3rd                    277.3                32.2             15.6                       .24
    4th                    287.2              (110.3)          (106.7)                    (1.69)
                        --------             -------          -------                    ------
       Total            $1,089.6             $ (18.7)         $ (56.8)                   $ (.93)
                        --------             -------          -------                    ------
                        --------             -------          -------                    ------

      Net income for the fourth quarter 1994 was reduced by $3.7 million or $.06 per common share from special charges. Special charges consist of the net of costs for CBT's voluntary separation incentive program for certain senior managers, as described in Note 20, estimated curtailment losses from the Company's non-qualified pension plan as described in Note 6 and a reduction in the disposal and restructuring reserve as described in Note 2.

      Net income for the first quarter 1994 was reduced by $2.9 million or $.04 per common share from a change in accounting principle as described in Note 8.

      Fourth quarter 1993 results were affected by several significant charges as described in Notes 2, 4, 9 and 20. On a combined basis, these charges increased net loss by approximately $108.6 million or $1.72 per common share.

      Net income for the third quarter 1993 was reduced by $2.8 million or $.04 per common share because of capitalized software adjustments as described in Note 9.

      Net income for the second quarter 1993 was reduced by $2.0 million or $.03 per common share for a provision for inventory losses recorded by Cincinnati Bell Supply.

      First quarter 1993 results include the $6.5 million or $.10 per common share gain on the sale of certain CBT businesses as described in Note 20.

-------------------------------------------------------------------------------
19.  Additional Financial Information


    Millions of Dollars         Year Ended December 31         1994       1993        1992
    ---------------------------------------------------------------------------------------
    Taxes other than income taxes:
      Property                                                 $39.1      $39.1       $39.9
      Gross receipts                                            19.4       18.2        18.0
      Payroll-related                                           33.6       33.1        32.5
      Other                                                       .7         .6          .4
                                                               -----      -----       -----
        Total                                                  $92.8      $91.0       $90.8
                                                               -----      -----       -----
                                                               -----      -----       -----
    Interest expense:
      Long-term debt                                            46.2       36.0       $39.3
      Notes payable and other                                    3.3        9.8         6.9
                                                               -----      -----       -----
        Total                                                  $49.5      $45.8       $46.2
                                                               -----      -----       -----
                                                               -----      -----       -----
    Cash paid for:
      Interest (net of amount capitalized)                     $42.6      $36.6       $40.2
      Income taxes                                             $30.3      $22.7       $35.2

-------------------------------------------------------------------------------
20.  Cincinnati Bell Telephone Company

    The following summarized financial information is for the Company's consolidated wholly owned subsidiary, Cincinnati Bell Telephone Company:


    Millions of Dollars      Year Ended December 31           1994         1993         1992
    ------------------------------------------------------------------------------------------
    Revenues                                                $  599.7       $575.5       $594.3
    Costs and expenses                                      $  500.2       $481.9       $506.2
    Net income                                              $   54.8       $ 59.2       $ 53.5


    Millions of Dollars      At December 31                   1994           1993
    -------------------------------------------------------------------------------
    Current assets                                          $  187.9       $  159.6
    Telephone plant-net                                        901.6          900.1
    Other noncurrent assets                                     21.0           32.2
                                                            --------      ---------
        Total assets                                        $1,110.5       $1,091.9
                                                            --------      ---------
                                                            --------      ---------
    Current liabilities                                     $  148.3       $  139.4
    Noncurrent liabilities                                     195.0          196.4
    Long-term debt                                             312.3          310.5
    Common shareowner's equity                                 454.9          445.6
                                                            --------      ---------
        Total liabilities and
          shareowner's equity                               $1,110.5       $1,091.9
                                                            --------      ---------
                                                            --------      ---------

      Results for 1994 include charges related to a voluntary separation incentive program for certain CBT senior managers.
    The cost of this offer was $3.6 million pre-tax and is included in the special charges line of the income statement.

      CBT results for 1994 include charges of $3.7 million pre-tax for a charge in accounting for employee postemployment benefits as described in Note 8.

      In 1993, CBT deferred $3.6 million of postretirement costs with regulatory approval. In 1994, the deferrals were discontinued and previously deferred costs were reduced by $2.5 million to a level expected to be recovered under CBT's new alternative regulation plan. The charge reduced net income by $1.3 million or $.03 per common share.

      Results for 1993 reflect decreased expenses as a result of CBT changing the period in which employees earn vacations. The change decreased the net loss for the year by approximately $3.9 million ($.06 per common share).

      CBT's results for 1993 include amounts accrued related to orders by the Federal Communications Commission (FCC) to refund to interexchange carriers earnings in excess of the FCC's target range in the 1987-1988 monitoring period. The accruals reduced network access revenues by approximately $6.6 million and increased interest expense by approximately $4.2 million. These charges increased net loss by approximately $7 million ($.11 per common share).

      Results for 1993 include a gain of approximately $6.5 million ($.10 per common share) from the sale of CBT's residential equipment leasing and PhoneCenter stores businesses.

      Fourth quarter 1992 results include extraordinary charges of approximately $2 million ($.03 per common share) from the early redemption of CBT debentures as described in Note 12.

      CBT's results for 1992 also include a $3.1 million ($.05 per common share) non-operating gain from an amendment to the marketing agency relationship with AT&T.

-------------------------------------------------------------------------------
21.  Business Segment Information

          The Company operates primarily in three industry segments, Telephone Operations, Information Systems and Marketing Services. Telephone Operations provides telecommunications services and products, mainly local service, network access and toll telephone service. Information Systems provides data processing services and software development services through long-term contracts for telecommunications and general business needs. Marketing Services provides telephone marketing, research, fulfillment and database services. Other includes long-distance re-selling, directory services, the purchase and selling of reconditioned telecommunications and computer equipment, corporate activities, and eliminations.

               For the years ended December 31, the Company's segment information is as follows:


     Millions of Dollars                   1994          1993        1992
     ------------------------------------------------------------------------
     Revenues
        Telephone Operations
           Local Service                 $  329.3      $  304.1      $  293.4
           Network Access                   141.0         131.9         138.8
           Long Distance                     37.2          41.4          33.2
           Other                             92.2          98.1         128.9
                                         --------      --------      --------
           Total Telephone Operations       599.7         575.5         594.3
        Information Systems                 343.8         356.6         386.6
        Marketing Services                  226.1         108.2          88.2
        Other                               129.6         124.4         120.6
        Intersegment Revenues               (71.0)        (75.1)        (88.3)
                                         --------      --------      --------
           Total                         $1,228.2      $1,089.6      $1,101.4
     ------------------------------------------------------------------------
     Intersegment Revenues
        Telephone Operations             $   23.6      $   23.0      $   22.8
        Information Systems                  40.5          46.9          58.7
        Marketing Services                    2.1            .4           1.7
        Other                                 4.8           4.8           5.1
                                         --------      --------      --------
           Total                         $   71.0      $   75.1      $   88.3
     ------------------------------------------------------------------------
     Operating Income
        Telephone Operations             $   99.5      $   93.6      $   88.1
        Information Systems                  27.1        (124.6)        (11.8)
        Marketing Services                   22.6           2.0            .7
        Other                                16.2          10.3          14.2
                                         --------      --------      --------
           Total                         $  165.4      $  (18.7)     $   91.2
     ------------------------------------------------------------------------
     Assets
        Telephone Operations             $1,110.5      $1,091.9      $1,033.7
        Information Systems                 246.4         293.4         355.6
        Marketing Services                  262.7         225.3         140.2
        Other                               103.8          53.5         103.0
                                         --------      --------      --------
           Total                         $1,723.4      $1,664.1      $1,632.5
     ------------------------------------------------------------------------


     Capital Additions
        Telephone Operations             $  112.8      $  111.6      $   94.6
        Information Systems                  20.2          40.1          32.3
        Marketing Services                   11.7          73.7           5.3
        Other                                11.5          10.0           7.9
                                         --------      --------      --------
           Total                         $  156.2      $  235.4      $  140.1
     ------------------------------------------------------------------------
     Depreciation and Amortization
        Telephone Operations             $  110.6      $   99.2      $  100.2
        Information Systems                  26.4          47.0          26.1
        Marketing Services                   13.6           8.4           7.6
        Other                                 3.5           3.9           3.1
                                         --------      --------      --------
           Total                         $  154.1      $  158.5      $  137.0
     ------------------------------------------------------------------------



               Certain corporate administrative expenses have been allocated to segments based upon the nature of the expense. Assets are those assets used in the operations of the segment.

               During 1994, 1993 and 1992 the Company had special charges as described in Notes 2, 6 and 20.

               Revenues and operating income of the information systems and marketing services segment were affected by the following factors. Information systems revenues and expenses for 1993 included approximately $67 million and $89 million, respectively, related to businesses sold or closed during 1994. Accordingly, revenues and operating expenses for these businesses during 1994 were charged to the disposal and restructuring reserve as described in Note 2. Information systems operating income for 1993 was reduced by special charges of $102 million. Marketing services revenues and operating income for 1994 increased from the inclusion of the operations of WATS Marketing for a full year, which was acquired in November 1993.

               Revenues from foreign sources and assets denominated in foreign currencies at December 31, 1994 were 8% and less than 5%, respectively, of consolidated totals.

-------------------------------------------------------------------------------
22.  Major Customer

          The Company derives significant revenues from AT&T and its affiliates by providing network services, information management systems and marketing services. With the completion of the merger of AT&T and McCaw Cellular Communications Inc. in 1994, the Company's revenues from AT&T (as combined with McCaw) have increased compared to prior years. During 1994, 1993, and 1992, revenues from AT&T (excluding network access revenues) accounted for 18.6%, 11.7% and 13.7%, respectively, of the Company's consolidated revenues, respectively. For 1994, revenues from AT&T accounted for 45% of the Information Systems segment revenues.

-------------------------------------------------------------------------------
23.  Contingencies

          The Company is seeking to dissolve its 45 percent interest in a cellular partnership with Ameritech Mobile Phone Service of Cincinnati, Inc. because of poor performance. The Company has requested dissolution and distribution in the form of either cash or assets including the cellular license in Cincinnati. The potential impact of a settlement from the lawsuit is an extremely broad range depending upon the form of distribution and the amount of damages awarded. At this time, the Company is unable to narrow the range described above but the Company believes it will recover its $44 million investment in the partnership.

               The Company is from time to time subject to routine complaints incidental to the business. The Company believes that the results of any complaints and proceedings will not have a materially adverse effect on the Company's financial condition.