Form 10-K, Exhibit 13
period 1995-12-31
CINCINNATI BELL INC /OH/
filed 1996-03-29
CIK 716133

                                                                 Exhibit 13
                                                                      To
                                                              Form 10-K for 1995


SELECTED FINANCIAL AND OPERATING DATA                       CINCINNATI BELL INC.


Millions of Dollars Except Per Share Amounts              1995         1994         1993         1992         1991         1990
----------------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Revenues(a)                                              $1,336.1     $1,228.2     $1,096.2     $1,101.4     $1,064.7     $  996.0

Costs and expenses excluding special items                1,110.7      1,057.1        982.0        990.8        920.0        821.1
                                                         --------     --------     --------     --------     --------     --------

Operating income excluding special items                    225.4        171.1        114.2        110.6        144.7        174.9

Special items (a)                                           178.7          5.7        132.9         19.4         26.8          1.4
                                                         --------     --------     --------     --------     --------     --------

Operating income (loss)                                      46.7        165.4        (18.7)        91.2        117.9        173.5

Other income (expense), net                                 (13.5)         1.7          9.4         10.9          4.2          8.2

Interest expense                                             52.8         49.5         45.8         46.2         52.8         45.3
                                                         --------     --------     --------     --------     --------     --------

Income (loss) before income taxes, extraordinary
  charges and cumulative effect of change in
  accounting principle                                      (19.6)       117.6        (55.1)        55.9         69.3        136.4

Income taxes                                                  5.7         42.1          1.7         17.0         26.6         45.4

Extraordinary charges and cumulative
  effect of change in accounting principle                   (7.0)        (2.9)           -         (3.7)           -            -
                                                         --------     --------     --------     --------     --------     --------

Net income (loss)                                           (32.3)        72.6        (56.8)        35.2         42.7         91.0

Preferred dividend requirements                                 -            -          2.2          4.3          4.3          4.4
                                                         --------     --------     --------     --------     --------     --------

Income (loss) applicable to common shares                $  (32.3)    $   72.6     $  (59.0)    $   30.9     $   38.4     $   86.6
                                                         --------     --------     --------     --------     --------     --------
                                                         --------     --------     --------     --------     --------     --------

Earnings (loss) per common share                         $   (.49)    $   1.11     $   (.93)    $    .50     $    .63     $   1.44

Dividends declared per common share                      $    .80     $    .80     $    .80     $    .80     $    .80     $    .76

Weighted average common shares outstanding (000)           66,271       65,443       63,296       61,914       61,334       60,282

Operating margin                                             3.5%        13.5%         (1.7)%       8.3%        11.1%        17.4%


FINANCIAL POSITION
Total assets                                             $1,591.7     $1,723.4     $1,664.1     $1,632.5     $1,743.1     $1,656.4

Long-term debt                                           $  386.8     $  528.3     $  522.9     $  350.1     $  445.2     $  437.0

Total debt                                               $  512.9     $  597.0     $  634.9     $  543.0     $  618.1     $  577.2

Preferred shares subject to
  mandatory redemption                                   $      -     $      -     $      -     $   60.0     $   60.0     $   60.0

Common shareowners' equity                               $  478.1     $  552.4     $  515.6     $  568.9     $  581.6     $  578.6

OTHER DATA
Total capital additions
  (including acquisitions)                               $  166.8     $  156.2     $  235.4     $  140.1     $  193.3     $  284.3

Telephone plant construction                             $   90.3     $  112.8     $  111.6     $   95.0     $  115.9     $  127.7

Access minutes of use (millions)                            3,492        3,268        3,020        2,821        2,645        2,571

Market price per share

  High                                                   $ 35.250     $ 20.125     $ 24.375     $ 20.875     $ 25.375     $ 27.875

  Low                                                    $ 16.875     $ 15.375     $ 16.125     $ 15.375     $ 17.875     $ 18.625

  Close                                                  $ 34.750     $ 17.000     $ 18.000     $ 17.125     $ 19.375     $ 23.250


(a)  For special items see Note 2 of Notes to Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cincinnati Bell Inc. (the Company) is a holding company whose principal subsidiaries are divided into three industry segments. The telephone operations segment, Cincinnati Bell Telephone (CBT), provides telecommunications services and products, mainly local service, network access and toll telephone services. The information systems segment, Cincinnati Bell Information Systems (CBIS), provides data processing services and software development services through long-term contracts primarily to the U.S. telecommunications industry. The marketing services segment, MATRIXX Marketing (MATRIXX), provides telephone marketing, research, fulfillment and database services. The operations of the Company's long distance, directory services, and equipment supply businesses are included with corporate operations in the Other category.

  The following discussion should be read in conjunction with the consolidated financial statements and the accompanying notes.

RESULTS OF OPERATIONS

OVERVIEW

The Company's consolidated net loss was $32.3 million in 1995 compared to net income of $72.6 million in 1994 and a net loss of $56.8 million in 1993. 1995 loss per share was $.49 compared to earnings per share of $1.11 in 1994 and a loss per share of $.93 in 1993.

  Excluding special items, consolidated net income was $114.2 million in 1995 or $1.72 per share, a 44% increase versus 1994. Consolidated net income was $79.2 million in 1994 or $1.21 per share and $50.1 million in 1993 or $.76 per share.

  Results in 1995 included after-tax charges of $84 million for restructuring and downsizing at CBT and CBI. The charges are primarily related to pension enhancements and associated postretirement health care costs for retirees. More than 1,300 employees accepted the early retirement offer including approximately 1,000 hourly workers. Through the end of 1995 approximately 250 management and 450 hourly employees had left as a result of the offer. The remainder will leave through early 1997. New employees will be added in certain areas to support new business efforts. The restructuring of CBT will streamline work activities and position CBT to better succeed in its increasingly competitive business environment.

  Results in 1995 also included a $39.4 million after-tax charge to write down goodwill associated with MATRIXX's French subsidiary, $8.5 million after tax to terminate the interest rate and currency swap agreement used to hedge the French MATRIXX investment, and $7 million after tax to retire certain long-term debt. Finally, $4.6 million after tax was charged to in-process research and development on two CBIS acquisitions (see Note 2 of Notes to Financial Statements for greater detail on these subjects). Special items in 1995 reduced net income by $146.5 million or $2.21 per share.

  Results in 1994 included an after-tax charge of $6.6 million or $.10 per share for special items and a change in accounting for the adoption of Statement of Financial Accounting Standards (SFAS) 112 for postemployment benefits (see Note 2 of Notes to Financial Statements for a discussion of the SFAS 112 impact).

Revenues, Costs and Expenses

Revenues increased 9% in 1995 to $1,336.1 million from $1,228.2 million in 1994. 1994 revenues had increased 13% from 1993.

  Revenue growth in 1995 was 4% at CBT, 9% at CBIS and 20% at MATRIXX. All three of the subsidiaries are market leaders in growing markets and are therefore well-positioned to continue growing in their respective markets in 1996.

  Costs and expenses were $1,110.7 million in 1995, up approximately 5% versus 1994 after excluding special items. 1994 costs and expenses were up 8% compared to 1993 after excluding special items.

Telephone Operations


                                                    % Change            % Change
(In millions)                 1995         1994     95 vs 94    1993    94 vs 93
--------------------------------------------------------------------------------
Revenues
   Local service             $352.6       $329.3        7      $304.1       8
   Network access             142.6        141.0        1       138.5       2
   Long distance               33.5         37.2      (10)       41.4     (10)
   Other                       95.7         92.2        4        98.1      (6)
                             ------       ------               ------

      Total                   624.4        599.7        4       582.1       3

Operating expenses
  before special items        508.7        496.6        2       481.9       3
Operating income
  before special items        115.7        103.1       12       100.2       3
Special items                 121.7          3.6        -         6.6       -
                             ------       ------               ------

Operating income (loss)      $ (6.0)      $ 99.5        -      $ 93.6       6

Access lines (000)              906          877      3.3         848     3.4
CBT employees                 2,700        3,300      (18)      3,400      (3)
Access lines
  per CBT employee              336          266       26         249       7
Minutes of use
(millions)
    Interstate                2,536        2,336        9       2,132      10
    Intrastate                  956          932        3         888       5


Continued record growth in access lines, a full year's effect of the Ohio rate plan and new rates in Kentucky effective May 1995 increased local service revenues by $14.8 million in 1995. The remaining increase of $8.5 million was primarily from increased customer usage of enhanced custom calling services and directory assistance.

  Growth in access lines and a new Ohio rate plan in May 1994 accounted for $14.7 million of the increase in local service revenues in 1994. Revenues were also higher by $9.3 million as a result of sales of enhanced custom calling services and central office features and usage of directory assistance and public telephone services.

  Network access revenues increased in 1995 from access line growth and increased minutes of use, as well as lower support payments to the National Exchange Carrier Association (NECA).

  The increase in interstate network access revenues in 1994 was primarily attributable to the $6.6 million reduction in 1993 revenues resulting from orders of the Federal Communications Commission (FCC). In addition, higher minutes of use and lower support payments to NECA accounted for $5.5 million of the increase. FCC orders involving overearnings complaints against CBT for the 1987-1988 monitoring period were recorded as reductions of access revenues in 1993.

  Long distance revenues decreased $3.7 million in 1995 because of lower settlements with interexchange carriers and independent companies. Long distance revenues declined $4.2 million in 1994 because of lower settlement revenues from independent companies, the effect of a favorable retroactive interexchange carrier adjustment in February 1993 and an interstate message toll rate reduction in January 1994.

  Other telephone operations revenues increased $3.5 million in 1995 from growth in customer premises equipment repairs, payphone agent services for interexchange carriers, voice mail, and billing and collection services. The increases were partially offset by lower sales of merchandise and an increased provision for uncollectibles.

  In 1994 other telephone operations revenues were lower by $10.3 million because CBT discontinued its leasing of telecommunications equipment in late 1993 and sold its residential equipment leasing and PhoneCenter store businesses in the first quarter 1993.

  Operating expenses before special items for telephone operations increased $12.1 million compared to 1994. Contract services for systems development and other services increased $10.3 million primarily as a result of the business restructuring. The increase also includes higher depreciation and amortization expenses of $2.3 million as a result of rate represcriptions in Ohio which became effective in July 1994 and higher levels of depreciable plant. Right-to-use fees were lower by $3.2 million from fewer switch conversions and network software upgrades.

  Operating expenses before special items increased $14.7 million in 1994. Right-to-use fees for advanced intelligent network software upgrades increased $3.5 million. Postretirement benefit costs increased $4.5 million primarily from expensing 1993 costs which were deferred with regulatory approval. Expenses were $5.2 million higher in 1994 because of a 1993 change in vacation policy which resulted in a one-time expense reduction. Depreciation and amortization expense increased $11.4 million in 1994, with $9.7 million resulting from depreciation rate represcriptions by the Federal and Kentucky authorities effective January 1, 1994, and the Public Utilities Commission of Ohio (PUCO) effective July 1, 1994. In November 1994, CBT presented a separation offer to its senior managers which resulted in $3.6 million of special charges in 1994.

  Partially offsetting the 1994 increase in operating expenses was a $7.4 million reduction reflecting businesses sold and discontinued and a $3.7 million decline resulting from lower software costs.

Information Systems


                                                    % Change            % Change
(In millions)                 1995         1994     95 vs 94    1993    94 vs 93
--------------------------------------------------------------------------------

Revenues                     $373.9       $343.8        9     $ 356.6      (4)

Operating expenses
  before special items        327.9        316.7        4       357.9      12

Operating income (loss)
  before special items         46.0         27.1       70        (1.3)      -

Special items                   7.5            -        -       123.3       -
                             ------       ------              -------

Operating income (loss)      $ 38.5       $ 27.1       42     $(124.6)      -



CBIS had a strong year of continuing growth and profit progress, with revenues up 9% and operating income before special items up 70%. Strong subscriber growth in the cellular telecommunications market contributed to 19% domestic revenue growth to $343 million at CBIS in 1995, as it generated a record 140 million bills for wireless and wireline telecommunications companies. International revenues were down 50% to $31 million due to the completion of one contract in early 1995 and the delayed delivery of another contract. All anticipated costs due to the delay were recorded in 1995.

  1994 revenues increased by about 20% versus 1993 when 1993's figures are adjusted to exclude operations sold or closed ($67.4 million). Revenue growth in 1994 was primarily the result of higher data processing and professional services provided to the cellular industry, and professional service contracts with international clients for development of telecommunications solutions. CBIS maintained its strong presence in the cellular market when it announced in August 1994 a major contract renewal through 1999 with AT&T. With the growing cellular market, the contract is expected to generate revenues in excess of $600 million.

  Operating expenses increased just 4% in 1995 compared with 1994, after excluding special items. CBIS's commitment to the future and its market position was demonstrated by a 43% increase in research and development spending, with total 1995 spending of $32 million (excluding $7.5 million of acquired research and development). General and administrative expenses decreased in 1995 by $8.5 million versus 1994.

  Operating expenses increased 9% in 1994 compared to 1993 after excluding $88.6 million of 1993 expenses related to operations sold or closed and $102 million in special charges (see Note 2 of Notes to Financial Statements for a discussion of special items). The increase primarily reflected additional production costs of $28 million to support cellular and wireline billing clients and a $23 million increase in international contract costs. The higher international costs reflected provisions resulting from CBIS cost estimates exceeding expected revenues on certain long-term contracts.

  During 1995, CBIS signed several new contracts with key clients, including a $100 million, five-year extension of its billing agreement with AT&T for business calling card services. CBIS also continued to invest for improvements in service, for new systems, and for entry into the cable TV billing market through the acquisitions of Information Systems Development (ISD) in the fourth quarter, and X International in the first quarter of 1995. ISD is a provider of billing and customer management systems to the cable television industry. The acquisition strengthens and broadens CBIS's position as the global leader in customer care and billing for the communications industry to include cable television, and is evidence of CBIS's corporate commitment to remain the leader in customer care and billing solutions for the communications marketplace with a solid client focus. X International is an established information technology company that provides software for a wide range of telecommunications companies. It supplies state-of-the-art business solutions to support Mobile Service Providers and Global System for Mobile (GSM) Operations. The acquisition of X International enhances CBIS's capabilities with the GSM technology. It also gives the experience necessary to increase international presence and complement billing solutions leadership in North America.

  In 1994, CBIS completed the sale of CBIS Federal and other businesses as well as the closures of certain operations. The sales and closures were completed within the estimated amounts included in the 1993 special items.

Marketing Services

                                                    % Change            % Change
(In millions)                 1995         1994     95 vs 94    1993    94 vs 93
--------------------------------------------------------------------------------

Revenues                     $271.1       $226.1       20     $ 108.2     109

Operating expenses
  before special items        238.8        203.5       17       106.2      92

Operating income
before special items           32.3         22.6       43         2.0       -

Special items                  39.6            -        -           -       -
                             ------       ------               ------

Operating income (loss)      $ (7.3)      $ 22.6        -      $  2.0       -


Revenues increased by 20% in 1995 representing very strong growth in the outsourced sector and good growth in the traditional telephone marketing programs. Total revenues were up $45 million, the largest-ever single year gain in existing operations at MATRIXX, with 66% of the increase generated from outsourcing sales support and customer service contracts. The balance of the growth came from the more traditional inbound/outbound services and from international operations. Industries with the strongest increases were telecommunications, technology (includes DIRECTV-Registered Trademark-), and financial services. In 1995, the growth in outsourced customer service programs was further supported by the opening of a new 500 workstation facility in Salt Lake City.

  Revenue growth in 1994 primarily reflects the acquisition of WATS in late 1993 as well as internal growth from existing operations. Revenues in 1994 would have increased by 20% if WATS had been part of MATRIXX throughout 1993. The growth was broad-based across all types of services and industries.

  Operating expenses before special items in 1995 increased at a lower rate than revenues. Cost control efforts among production and staff have served to reduce variable and administrative costs as a percentage of sales. The $35.3 million increase in operating expenses was directly related to the significant increase in revenues. Labor expenses increased $19.4 million, while telephone, information systems and systems design increases comprised most of the remaining expense increase.

  In 1995, special charges related to the French operations of approximately $39 million for the impairment of goodwill were recognized. While the French business continues to be strategically important to the Company's future, it was determined that projected operating results no longer supported the carrying value of the goodwill.

  Operating expenses increased in 1994 due to the inclusion of WATS for a full year and from higher costs of providing services associated with increased revenues. Costs and expenses would have increased only 14% if WATS had been a part of MATRIXX throughout 1993. The increased costs and expenses came primarily from workforce additions and long distance telephone costs.

Other

                                                    % Change            % Change
(In millions)                 1995         1994     95 vs 94    1993    94 vs 93
--------------------------------------------------------------------------------
Revenues                     $136.6       $129.6        5      $124.4       4
Operating expenses
  before special items        107.6        115.4       (7)      118.3      (2)

Operating income
  before special items         29.0         14.2      104         6.1     133

Special items                   9.9          2.1        -           -       -
                             ------       ------               ------

Operating income             $ 19.1       $ 12.1       58      $  6.1      98



Higher sales of used telecommunications equipment, commodities scrap and directory advertising accounted for the 1995 increase in revenues.

  Revenues of the Company's long distance business increased $5 million in 1994 primarily from an increased customer base, higher usage levels, its 800 service, and paging and voice mail services.

  Special items of $9.9 million recorded in 1995 were primarily for pension enhancements and associated postretirement health benefits related to employees accepting the early retirement incentives.

  Operating expenses of the long distance business decreased in 1995 primarily from lower telecommunications network costs and a reduction in Ohio personal property taxes. Operating expenses of the supply business decreased in 1995 as a result of a lower level of provisions for inventory losses than in 1994.

  The decrease in operating expenses in 1994 was caused primarily by a decrease in directory expenses and the effect in 1993 of a $3 million provision for inventory loss in the equipment supply business. Partially offsetting the decreases were increases in costs associated with the growth in the long distance business.

OTHER INCOME (EXPENSE), NET
                                               % Change                % Change
(In millions)            1995       1994       95 vs 94      1993       94 vs 93
--------------------------------------------------------------------------------
                       $(13.5)      $1.7           -        $  9.4        (82)


Other income (expense), net decreased in 1995 as the result of certain non-recurring transactions. The 1995 results include a charge of $13.3 million resulting from the termination of the Company's interest rate and currency swap agreement in December 1995. Also included is a $5 million charge to reduce to market value certain real estate held for sale. Partially offsetting the increased costs was $5.4 million of additional interest income primarily from temporary cash investments. Income from joint ventures in 1995 increased $5.6 million over 1994 amounts net of litigation fees. Other increases in 1995 expenses were the result of a higher level of charitable foundation contributions and costs of special projects.

  1993 results include a $9.8 million gain from the sale of CBT's residential equipment leasing and PhoneCenter stores partially offset by a $4.2 million loss on an investment in an international distributor of CBIS products and services.


INTEREST EXPENSE
                                               % Change                % Change
(In millions)            1995       1994       95 vs 94      1993       94 vs 93
--------------------------------------------------------------------------------
                       $ 52.8      $49.5           7       $ 45.8           8


A combination of higher interest rates on short-term borrowings, additional amounts accrued subject to refund under FCC orders and unfavorable exchange rates with the swap agreement were the principal causes of the $3.3 million increase in interest expense in 1995. The Company's average debt outstanding decreased marginally to $599 million in 1995 from $601 million in 1994. The weighted average interest rate increased to 8.5% in 1995 from 8.2% in 1994. Without the Company's swap agreement, the weighted average interest rates would have been 7.7% and 7.4% in 1995 and 1994, respectively.

  As part of debt restructuring in 1995, the Company extinguished $75 million of 9.1% notes due in 2000 and terminated the swap agreement. Also, CBT called $40 million of 7.30% notes due in 1996 and $40 million of 8 5/8% notes due in 1999. The called notes were redeemed at par in January 1996. The Company estimates the combined effects of these actions will reduce interest expense by $6.5 million in 1996 compared with 1995 levels (see Notes 2, 9 and 10 of Notes to Financial Statements).

  Interest expense increased $3.7 million in 1994 compared to 1993 primarily from long-term refinancing of short-term debt to reduce exposure to short-term interest rate increases.


INCOME TAXES

                                               % Change                % Change
(In millions)            1995       1994       95 vs 94      1993       94 vs 93
--------------------------------------------------------------------------------
                        $ 5.7      $42.1         (86)       $ 1.7           -


The Company's effective tax rate for 1995 was 29.3% compared to 35.7% in 1994 and 3.1% for 1993. The 1995 effective tax rate without the special items was 35.6%.

  Lower 1995 income before taxes was the principal reason for the decrease in income taxes in 1995. The writedown of MATRIXX goodwill in France resulted in losses of $39 million which did not create income tax benefits. Higher 1994 income before taxes was the principal reason for the increase in income taxes in 1994.

FINANCIAL CONDITION

CAPITAL INVESTMENT, RESOURCES AND LIQUIDITY

Management believes that the Company has adequate internal and external resources available to finance its on-going operating requirements, including network expansion and modernization, business development and dividend programs. The Company maintains adequate lines of credit with several institutions to provide support for borrowings and general corporate purposes.

  Cash provided by operating activities, which is the Company's primary source of liquidity, was $196.1 million in 1995. This figure includes $49.9 million of cash required to terminate the swap agreement and $11.0 million for costs of early retirement of debt. Other sources of cash in 1995 resulted from the final note payment for the sale of CBT's PhoneCenter stores and related leasing business and the issuance of shares under the Company's employee benefit plans. Cash generated internally allowed the Company to fund all of its capital expenditures, pay dividends, make $31.4 million of acquisitions, and reduce net debt (short-term and long-term debt less cash and equivalents) from $519 to $510 million.

  The Company's most significant investing activity continued to be capital expenditures which were $115.3 million in 1995, down from $146.7 million in 1994. The majority of the Company's capital expenditures in 1995 ($90.3 million) were at CBT, and were used primarily for digital equipment, fiber-optic cable and other telephone plant and equipment. Capital expenditures at CBIS and MATRIXX were $11.1 and $13.8 million, respectively.

  Acquisitions were another significant use of cash in 1995. The acquisitions of ISD and X International by CBIS, along with final payments for the 1993 WATS acquisition by MATRIXX, totaled $31.4 million.

  CBT could decide that in order to remain competitive in the future, it must aggressively pursue a strategy of expanding its offerings beyond its traditional business. For example, CBT may adopt a strategy of running fiber-optic cable to a majority of residential customers in order to offer a full line of services. This decision would result in a need for increased capital but the amount is not determinable at this time.

CAPITALIZATION

The Company used a portion of its strong operating cash flows to restructure its debt by retiring long-term debt, reducing short-term debt and terminating its French franc interest rate swap. The debt to capitalization ratio was 51.8% at December 31, 1995, compared with 51.9% at December 31, 1994.

  Duff & Phelps, Moody's Investors Service and Standard & Poor's rate the Company's senior unsecured debt at A-, A3 and A- and its commercial paper Duff 1-, P-2 and A-2, respectively. The respective agencies rate CBT's senior unsecured debt at AA-, Aa3 and AA-, respectively. Duff & Phelps has stated that the Company's long-term and commercial paper ratings and CBT's long-term rating are under review for possible upgrade due to strengthened financial condition.

REGULATORY MATTERS

TELECOMMUNICATIONS COMPETITION

State and federal policy makers took several actions during 1995 that may lead to increased competition for communications services in CBT's market.

  On August 24, 1995, the Public Utilities Commission of Ohio (PUCO) granted Time Warner a certificate to offer local exchange communications services in 37 Ohio counties, including portions of CBT's operating territory. CBT has appealed the PUCO's action to the Ohio Supreme Court, arguing that the PUCO does not have the authority to certify competing carriers. As of the date of this report, the Supreme Court has not ruled on that appeal.

  In addition, the PUCO in Ohio and the Public Service Commission of Kentucky
(PSCK) in Kentucky began formal investigations of new competitive frameworks for communications services in each state. The PUCO is expected to issue new rules during the second quarter of 1996. The PSCK will begin public hearings on local competition issues on March 25, 1996. The Company cannot predict the outcome of these proceedings.

  On February 8, 1996, the Telecommunications Act of 1996 became law. This legislation will, among other things, require existing local exchange providers to interconnect their networks with competitors, and to sell telecommunications services wholesale to companies that can resell them to customers. This should benefit CBIS and MATRIXX by creating new customers for their services.

  The Company is studying how the new federal law and state actions will affect its telecommunications business. The impact on CBT is unclear at this time. The Company already provides long distance service which the Regional Bell Operating Companies may be allowed to do in the future. Also, some form of mandated interconnection of networks was being investigated by the PUCO and PSCK, as indicated above. In general, the Company believes that public policy should move toward parity in a competitive marketplace.


ALTERNATIVE REGULATION

CBT requested a threshold increase in rates in an alternative regulation proposal filed with the PUCO in 1993. Thereafter, CBT and the intervenors signed a settlement agreement which was approved by the PUCO on May 5, 1994, increasing revenue by $11.9 million annually. The alternative regulation commitments and new rates became effective May 6, 1994. CBT's authorized rate of return on capital is 11.18%, but CBT can earn up to 11.93% in a monitoring period without any retargeting of rates. Earnings higher than 11.93% will trigger a formula which allows for certain rates to be changed in the following monitoring period.


OPTIONAL INCENTIVE REGULATION

For interstate services, CBT began to operate under an Optional Incentive Regulation plan in January 1994. Every two years CBT compares actual return with the authorized rate of return, currently 11.25%. Rate changes and new services can be made on a 14-day notice without cost support if CBT sets rates no higher than a geographically adjacent price cap local exchange carrier. This allows CBT to be more responsive to customers and the market.


KENTUCKY FILING

In October 1994, CBT filed a proposal with the PSCK for new regulated rates for telephone services provided to its Kentucky customers. An order was received from the PSCK in May 1995. The order maintains uniform rates for basic services in CBT's Kentucky and Ohio metropolitan service areas, but is essentially revenue neutral, as local service increases are offset by carrier common line and other rate adjustments. The PSCK granted CBT's request for rehearing on one issue and has scheduled a hearing in the first quarter 1996.


DEPRECIATION RATE CHANGES

The FCC is required by the Communications Act of 1934 to prescribe the depreciation rates used to compute depreciation expense for communications common carriers. It is their practice to review and revise CBT's depreciation rates and amortizations once every three years, in conjunction with the PUCO and the PSCK.

  In January 1994, CBT completed a triennial depreciation represcription with regulators from the FCC, the PUCO and the PSCK. The new depreciation rates were effective January 1,

1994, in the interstate and Kentucky jurisdictions, and effective July 1, 1994, in the Ohio jurisdiction.


EFFECT OF REGULATORY ACCOUNTING

CBT presently gives accounting recognition to the actions of regulators where appropriate as prescribed by SFAS 71, "Accounting for the Effects of Certain Types of Regulation". Under SFAS 71, CBT records certain assets and liabilities because of the actions of regulators. Amounts charged to operations for depreciation expense reflect estimated useful lives and methods prescribed by regulators, rather than those that might otherwise apply to unregulated enterprises. Typically, regulatory recovery periods are longer than the useful lives that otherwise might be used. Criteria that give rise to the discontinuance of SFAS 71 include increasing competition, which restricts CBT's ability to establish prices to recover specific costs, and a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. CBT periodically reviews these criteria to ensure that continuing application of SFAS 71 is appropriate. Based on assessment of CBT's current competitive and regulatory environment, the Company believes that the application of SFAS 71 remains appropriate.

  In the event CBT determines that it no longer meets the criteria for following SFAS 71, the accounting impact to CBT could be an extraordinary non-cash charge of an amount that would be material. This would include the elimination of regulatory assets or liabilities and adjusting the carrying amount of telephone plant to the extent it is determined such amounts could be considered overstated as a result of the regulatory process and are not recoverable in future revenues. Asset lives used for future depreciation expense would likely be shorter than those approved by regulators. CBT estimates that if it were to discontinue SFAS 71 any pretax charge could be up to $300 million depending on management's assessment of the competitive environment at the time.


RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued SFAS 121 "Accounting for Impairment of Long-lived Assets" and SFAS 123 "Accounting for Stock-Based Competition", both effective for 1996 (see Note 1 of Notes to Financial Statements).

BUSINESS OUTLOOK

Cincinnati Bell operates businesses in several different markets under the Telecommunications umbrella. All of these markets are becoming more competitive as regulatory barriers recede and the pace of technological change quickens. Cincinnati Bell currently enjoys market leadership in its three major markets - local telephony in the Greater Cincinnati area, data processing and billing services for telecommunications companies, and telephone marketing. However, Cincinnati Bell must continue to innovate and invest if it is to retain its leadership positions.

  The Company's 1996 revenues should grow at about the same pace as in 1995. CBIS and MATRIXX will provide the majority of the Company's growth while CBT's new product opportunities may be partially offset by increased market competition.

  CBT is well-positioned to meet new competition. Its local network facilities are technologically advanced, providing excellent quality to users. Customer demands, technology, the preferences of policy makers and the convergence of other industries with the telecommunications industry are causes for increasing competition. Federal and state regulators are encouraging changes that promote competition in the industry and CBT is evaluating these regulatory changes. If regulatory agencies require new competitors to follow long-held principles such as universal service, CBT will be well-positioned to meet the demands of the changing market. If regulatory agencies allow competitors to skim the market, taking only the best, most profitable customers, it will be more difficult for CBT to maintain current revenue and profit objectives.

  CBT and AT&T are currently discussing whether to revise portions of the companies' agreement governing their joint provision of certain telecommunications services. Revenues subject to discussion represent well less than 10% of CBT's revenues but portions of the contract provide above-average profit contribution. The discussions are in a preliminary stage and their outcome cannot be predicted. The worst-case scenario, which is not expected, could have a significant impact on CBT's earnings beginning in mid-1996. The discussions do not involve AT&T's relationships with other Cincinnati Bell companies.

  CBIS is the market leader today in providing customer care and billing solutions services to the communications market. Its revenues should grow with the continued growth in wireless subscribers. It recognizes that because the market is becoming increasingly competitive, it must improve its products and services to continue sustained growth. CBIS primarily conducts its business under long-term contracts (three to ten years), and has generally been successful in retaining its clients. However, due to the nature of its business, CBIS must stay competitive to receive new bids. As previously discussed, CBIS in 1995 signed a $100 million, five-year extension of its billing agreement with AT&T for business calling card services. CBIS's business with AT&T for residence calling card billing services was phased down in the latter part of 1995. Also, as previously reported, one of CBIS's clients, representing about 5% of its business, indicated that it may transition to another provider of billing services no sooner than early 1997. The impact of these phaseouts, if fully implemented, might be to slow future growth. The December 1995 acquisition of ISD allowed CBIS to enter the large, growing market of billing for cable TV and broadband services. While pursuing this new opportunity, CBIS must also continue to focus on the needs of its existing client base. A contract non-renewal from a significant client could have a material impact on the future earnings of CBIS.

  MATRIXX should continue to grow rapidly in 1996 as more companies embrace outsourcing of telephone marketing for cost efficiencies. MATRIXX is positioned as the top quality provider of service in its market. It is also one of the few companies that can provide multi-national telephone marketing service to global companies. MATRIXX has a long-term contract through 1999 with DIRECTV-Registered Trademark-. Most of MATRIXX's other businesses are subject to short-term contracts which are often renewed.

  The success of all of the Company's businesses will be determined by how well they meet the changing needs of their customers. The Company continues to review opportunities for acquisitions and divestitures for all its businesses that can enhance shareowner value.

REPORT OF MANAGEMENT

The management of Cincinnati Bell Inc. is responsible for the information and representations contained in this Annual Report. Management believes that the financial statements have been prepared in accordance with generally accepted accounting principles and that the other information in the Annual Report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments that it believes are reasonable under the circumstances.

  In meeting its responsibility for the reliability of the financial statements, management maintains a system of internal accounting controls, which is continually reviewed and evaluated. Our internal auditors monitor compliance with it in connection with their program of internal audits. However, there are inherent limitations that should be recognized in considering the assurances provided by any system of internal accounting controls. The concept of reasonable assurance recognizes that the costs of a system of internal accounting controls should not exceed, in management's judgment, the benefits to be derived. Management believes that its system provides reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization, that the recorded accountability for assets is compared with the existing assets at reasonable intervals, and that appropriate action is taken with respect to any differences. Management also seeks to assure the objectivity and integrity of its financial data by the careful selection of its managers, by organization arrangements that provide an appropriate division of responsibility, and by communications programs aimed at assuring that its policies, standards and managerial authorities are understood throughout the organization.

  The financial statements have been audited by Coopers & Lybrand L.L.P., independent accountants. Their audit was conducted in accordance with generally accepted auditing standards.

  The Audit Committee of the Board of Directors (see page 42), which is composed of three directors who are not employees, meets periodically with management, the internal auditors and Coopers & Lybrand L.L.P. to review their performance and responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent accountants periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

/s/ Brian C. Henry
------------------
Brian C. Henry
Executive Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners of Cincinnati Bell Inc.

We have audited the accompanying consolidated balance sheets of Cincinnati Bell Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, common shareowners' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cincinnati Bell Inc. and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 2 of Notes to Financial Statements, the Company changed its method of accounting for postemployment benefits in 1994.


/s/ Coopers & Lybrand L.L.P.

Cincinnati, Ohio
February 14, 1996

CONSOLIDATED STATEMENTS OF INCOME                           Cincinnati Bell Inc.


MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS Year Ended December 31           1995            1994           1993
-------------------------------------------------------------------------------------------------------------------
REVENUES                                                                     $1,336.1       $1,228.2       $1,089.6
-------------------------------------------------------------------------------------------------------------------
Costs and Expenses
     Operating expenses                                                         672.1          632.8          603.6
     Plant and building services                                                190.2          177.4          153.6
     Depreciation and amortization                                              162.2          154.1          158.5
     Taxes other than income taxes                                               93.7           92.8           91.0
     Special charges                                                            171.2            5.7          101.6
                                                                             --------       --------       --------

       Total costs and expenses                                               1,289.4        1,062.8        1,108.3
                                                                             --------       --------       --------
OPERATING INCOME (LOSS)                                                          46.7          165.4          (18.7)

-------------------------------------------------------------------------------------------------------------------

Other Income (Expense), net                                                     (13.5)           1.7            9.4
Interest Expense                                                                 52.8           49.5           45.8
                                                                             --------       --------       --------

Income (Loss) Before Income Taxes,
  Extraordinary Charge and Cumulative Effect
  of Change in Accounting Principle                                             (19.6)         117.6          (55.1)
Income Taxes                                                                      5.7           42.1            1.7
                                                                             --------       --------       --------

Income (Loss) Before Extraordinary Charge
  and Cumulative Effect of Change in
  Accounting Principle                                                          (25.3)          75.5          (56.8)
Extraordinary Charge                                                             (7.0)             -              -
Cumulative Effect of Change in
  Accounting Principle                                                              -           (2.9)             -
                                                                             --------       --------       --------

NET INCOME (LOSS)                                                               (32.3)          72.6          (56.8)
Preferred Dividend Requirements                                                     -              -            2.2
                                                                             --------       --------       --------

Income (Loss) Applicable to Common Shares                                    $  (32.3)      $   72.6       $  (59.0)
                                                                             --------       --------       --------
                                                                             --------       --------       --------

-------------------------------------------------------------------------------------------------------------------

Earnings (Loss) Per Common Share
  Income (Loss) Before Extraordinary Charge
    and Cumulative Effect of Change
    in Accounting Principle                                                  $   (.38)      $   1.15       $   (.93)
  Extraordinary Charge                                                           (.11)             -            -
  Cumulative Effect of Change in
    Accounting Principle                                                            -           (.04)           -
                                                                             --------       --------       --------
  Net Income (Loss)                                                          $   (.49)      $   1.11       $   (.93)
                                                                             --------       --------       --------
                                                                             --------       --------       --------

Weighted Average Common Shares Outstanding (000)                               66,271         65,443         63,296

-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS                                Cincinnati Bell Inc.


MILLIONS OF DOLLARS                        at December 31                                      1995           1994
-------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                                              $    2.9       $   78.4
     Receivables, less allowances of
       $14.7 and $14.1, respectively                                                           266.7          246.1
     Material and supplies                                                                      10.5           16.0
     Deferred income taxes                                                                      25.4           29.0
     Prepaid expenses and other assets                                                          35.9           29.1
                                                                                            --------       --------
       Total current assets                                                                    341.4          398.6

PROPERTY, PLANT AND EQUIPMENT, NET                                                             993.9        1,036.2

GOODWILL AND OTHER INTANGIBLES                                                                 172.3          197.4
INVESTMENTS IN UNCONSOLIDATED ENTITIES                                                          53.4           48.8
DEFERRED CHARGES AND OTHER ASSETS                                                               30.7           42.4
                                                                                            --------       --------

TOTAL ASSETS                                                                                $1,591.7       $1,723.4
                                                                                            --------       --------
                                                                                            --------       --------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREOWNERS' EQUITY

CURRENT LIABILITIES
     Debt maturing within one year                                                          $  126.1       $   68.7
     Payables and other current liabilities                                                    327.2          314.6
                                                                                            --------       --------
       Total current liabilities                                                               453.3          383.3

LONG-TERM DEBT                                                                                 386.8          528.3

DEFERRED INCOME TAXES                                                                          111.3          164.0
UNAMORTIZED INVESTMENT TAX CREDITS                                                              14.8           16.2
OTHER LONG-TERM LIABILITIES                                                                    147.4           79.2
                                                                                            --------       --------

     Total liabilities                                                                       1,113.6        1,171.0
                                                                                            --------       --------

COMMITMENTS AND CONTINGENCIES

SHAREOWNERS' EQUITY

     Common shares - $1 par value; 240,000,000 shares authorized                                66.7           65.9
     Additional paid-in capital                                                                256.1          239.5
     Retained earnings                                                                         157.1          246.6
     Currency translation adjustments                                                           (1.8)            .4
                                                                                            --------       --------
       Total shareowners' equity                                                               478.1          552.4
                                                                                            --------       --------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                                   $1,591.7       $1,723.4
                                                                                            --------       --------
                                                                                            --------       --------
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                      Cincinnati Bell Inc.


MILLIONS OF DOLLARS                         Year Ended December 31              1995          1994            1993
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                           $ (32.3)       $  72.6        $ (56.8)
  Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
      Depreciation and amortization                                             162.2          154.1          158.5
      Special charges                                                           171.2            5.7          101.6
      Provision for loss on receivables                                           8.5           11.1           14.6
      Charge for purchased research and development                               7.5              -              -
      Cumulative effect of accounting change                                        -            4.5              -
      Other, net                                                                  6.6            9.3           (2.1)
  Change in assets and liabilities net of effects
  from acquisitions and disposals:
      Increase in receivables                                                   (34.1)         (33.0)         (11.4)
      Decrease (increase) in other current assets                                (1.1)           6.3           12.7
      Increase (decrease) in accounts payable and
        accrued liabilities                                                      (1.4)           8.9            9.1
      Increase (decrease) in other current liabilities                          (11.2)          31.7           (2.8)
      Decrease in deferred income taxes and
        unamortized investment tax credits                                      (50.5)          (4.1)          (6.8)
      Decrease (increase) in other assets and
        liabilities, net                                                          7.3            4.2          (18.4)
      Decrease in assets and liabilities from
        termination of swap agreement                                           (36.6)             -              -
                                                                             --------       --------       --------
         Net cash provided by operating activities                                196.1          271.3          198.2
                                                                             --------       --------       --------
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures - telephone plant                                        (90.3)        (110.5)        (109.3)
  Capital expenditures - other                                                  (25.0)         (36.2)         (57.2)
  Acquisitions, net of cash acquired                                            (31.4)             -          (67.8)
  Dispositions of businesses                                                        -           27.0              -
  Other, net                                                                      5.4            2.5            9.7
                                                                             --------       --------       --------
       Net cash used in investing activities                                   (141.3)        (117.2)        (224.6)
                                                                             --------       --------       --------
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of long-term debt                                                     21.9              -          169.6
  Repayment of long-term debt                                                   (78.4)          (1.5)         (28.1)
  Net decrease in notes payable                                                 (29.9)         (45.9)         (55.5)
  Issuance of common shares                                                       9.1           15.3            2.6
  Dividends paid                                                                (53.0)         (52.3)         (53.3)
  Acquisition of common shares                                                      -              -           (5.5)
                                                                             --------       --------       --------
       Net cash provided by (used in) financing
         activities                                                            (130.3)         (84.4)          29.8
                                                                             --------       --------       --------
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash
  equivalents                                                                    75.5           69.7            3.4

Cash and cash equivalents at beginning of year                                   78.4            8.7            5.3
                                                                             --------       --------       --------
Cash and cash equivalents at end of year                                      $   2.9        $  78.4        $   8.7
                                                                             --------       --------       --------
                                                                             --------       --------       --------
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREOWNERS' EQUITY       Cincinnati Bell Inc.


                                                                       Common Shareowners' Equity
                                                      -----------------------------------------------------------------
                                                                                                                            Common
                                                                                Additional                    Currency      Shares
                                                                    Common       Paid-In      Retained      Translation  Outstanding
MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS          Total         Shares       Capital      Earnings      Adjustments   (millions)
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 1993                            $568.9        $ 62.0        $164.4        $342.5        $    -          62.0

  Shares issued under shareowner and employee plans      2.5            .2           2.7           (.3)            -            .2
  Acquisition of shares                                 (5.5)          (.3)          (.7)         (4.5)            -           (.3)
  Preferred shares converted to common shares           60.0           3.1          56.8             -             -           3.1
  Net loss                                             (56.8)            -             -         (56.8)            -             -
  Dividends:
    Preferred shares 7.25%                              (2.2)            -             -          (2.2)            -             -
    Common shares $.80 per share                       (51.3)            -             -         (51.3)            -             -

------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                          $515.6        $ 65.0        $223.2        $227.4        $    -          65.0

  Shares issued under shareowner and employee plans     17.2            .9          16.3             -             -            .9
  Net income                                            72.6             -             -          72.6             -             -
  Pension liability adjustment                          (1.0)            -             -          (1.0)            -             -
  Currency translation adjustment                         .4             -             -             -            .4             -
  Dividends on common shares $.80 per share            (52.4)            -             -         (52.4)            -             -

------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                          $552.4        $ 65.9        $239.5        $246.6        $   .4          65.9

  Shares issued under shareowner and employee plans     14.5            .7          13.9           (.1)            -            .7
  Other shares issued                                    2.8            .1           2.7             -             -            .1
  Net loss                                             (32.3)            -             -         (32.3)            -             -
  Pension liability adjustment                          (4.0)            -             -          (4.0)            -             -
  Currency translation adjustment                       (2.2)            -             -             -          (2.2)            -
  Dividends on common shares $.80 per share            (53.1)            -             -         (53.1)            -             -

------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                          $478.1        $ 66.7        $256.1        $157.1        $ (1.8)         66.7
                                                      ------        ------        ------        ------        ------        ------
                                                      ------        ------        ------        ------        ------        ------

----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS                               Cincinnati Bell Inc.

--------------------------------------------------------------------------------
1.  Accounting Policies

          CONSOLIDATION - The consolidated financial statements include the accounts of Cincinnati Bell Inc. and its wholly owned subsidiaries (the Company). The three principal subsidiaries are Cincinnati Bell Telephone (CBT), Cincinnati Bell Information Systems (CBIS) and MATRIXX Marketing (MATRIXX). All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year's presentation.

               BASIS OF ACCOUNTING - The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               REGULATORY ACCOUNTING - CBT follows the accounting under the provisions of Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation." This accounting reflects the rate actions of regulators in the financial statements. The rate actions can provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset, impose a liability, or eliminate a liability previously imposed. The most significant impact from the rate actions is on depreciation because regulatory recovery periods used for telephone plant are longer than the useful lives that might otherwise be used. The Company continually reviews the applicability of SFAS 71 based on developments in its current regulatory and competitive environment.
          In the event CBT
          determines that it no longer meets the criteria for following SFAS 71, the accounting impact to CBT could be a material, extraordinary, non-cash charge. This would include the elimination of regulatory assets or liabilities and adjusting the carrying amount of telephone plant to the extent it is determined such amounts would be considered overstated as a result of the regulatory process and are not recoverable in future revenues. Asset lives used for future depreciation expense would likely be shorter than those approved by regulators. The accounting under the provisions of SFAS 71 results in non-plant regulatory assets of $12.2 million and regulatory liabilities of $26.1 million as described in Note 3.

               CASH EQUIVALENTS - Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less.

               MATERIAL AND SUPPLIES - New and reusable material, related to the regulated telephone operations, are carried at average original cost, or specific costs for large items. Nonreusable material is carried at estimated salvage value.

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

               SOFTWARE DEVELOPMENT COSTS - Research and development expenditures are charged to expense as incurred. The development costs of software to be marketed are charged to expense until technological feasibility is established. After that time, the remaining software development costs are capitalized and recorded in property, plant and equipment.

          Amortization of the capitalized amounts is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product, generally not exceeding four years. Reductions in the carrying value of capitalized software costs to net realizable value are included in amortization expense.

               GOODWILL AND OTHER INTANGIBLES - Goodwill resulting from the purchase of businesses and other intangibles are recorded at cost and amortized on a straight-line basis of up to 40 years. Goodwill and other intangibles are evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized.

               REVENUE RECOGNITION - Local telephone service revenues are generally billed monthly in advance and are recognized when services are provided. Information services revenues primarily consist of data processing revenue recognized as services are performed. On certain long-term telecommunications systems development contracts, the percentage of completion method is used to recognize the revenues. Because the percentage of completion method requires estimates of costs to complete contracts, it is at least reasonably possible that estimated costs to complete contracts will be revised in the near term. Revenues from software maintenance agreements are deferred and are recognized over the maintenance period. Software licensing revenues are recognized when delivery of the software occurs if the Company does not have to provide additional significant service under the contract. Billed but unearned revenues are deferred. All other revenues are recognized when the services are performed regardless of the period in which they are billed.

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

               CURRENCY TRANSLATION - Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated to U.S. dollars at year-end exchange rates. The related currency translation adjustments are reflected as cumulative translation adjustments, a separate component of shareowners' equity. Revenue and expenses are translated at average rates of exchange prevailing during the year. Transaction gains and losses related to forward contracts that are designated and effective as hedges are deferred and included in the recorded value of the transaction being hedged. Other currency transaction gains and losses are included in income.

               FINANCIAL INSTRUMENTS - The Company manages certain portions of its foreign currency and interest rate fluctuations through a small number of instruments but does not engage in foreign currency speculation. Generally, foreign currency instruments and forwards are valued relative to the period ending spot rate. Gains and losses applicable to those instruments are recorded to income currently with the exception of amounts related to foreign currency instruments that have been designated as a hedge of a net investment in a foreign subsidiary. Hedge results of a net investment in a foreign subsidiary are excluded from income and recorded as adjustments to shareowners' equity until the related subsidiary is sold or liquidated. The interest elements of these foreign instruments are recognized to income ratably over the life of the contract. The interest rate differential to be paid or received on interest rate swap agreements and related foreign currency transaction gains and losses are accrued as interest rates change and are recognized as an adjustment of interest expense.

               RECENTLY ISSUED ACCOUNTING STANDARDS - The Financial Accounting Standards Board has issued SFAS 121 "Accounting for the Impairment of Long-Lived Assets" which is effective for years beginning after December 15, 1995. The statement requires that long-lived assets and certain intangibles to be held and used by entities be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If during the review the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The Company believes that the adoption of this standard will not have a material impact on its non-telephone operations. The Company's telephone subsidiary is continuing to evaluate the financial impact of this statement in connection with the application of SFAS 71 accounting requirements.

               The Financial Accounting Standards Board has issued SFAS 123 "Accounting for Stock-Based Compensation" which is effective for transactions entered into after December 15, 1995. The pronouncement allows the Company to continue its current method of accounting for stock options or use the method prescribed in the document. The Company intends to continue its current accounting method for stock options.

--------------------------------------------------------------------------------
2.  Special Items

          1995

          SPECIAL CHARGES

          In the first quarter, the Company approved a restructuring plan for CBT and CBI. The restructuring plan results in the need for fewer people to operate the businesses. The reduction in CBT's workforce is the result of the offer of early retirement incentives to eligible employees.

               More than 1,300 employees accepted the early retirement offer, including 1,000 hourly employees. At the end of 1995, approximately 250 management and 450 hourly employees had left. The Company has the option to delay the retirement date of the hourly employees until March 31, 1997.

               During the year, the Company recorded special charges of $131.6 million after settlement gains to reflect the cost of the restructuring programs. The charges reduced net income by approximately $84 million or $1.26 per share. The charges included $58 million for pension enhancements, $54 million of curtailment losses for postretirement health care costs, $7 million for lease termination costs, $4 million for vacation buyout and severance pay and the remainder for other costs.

               Total cash payments of $7.7 million were applied to accrued restructuring liabilities. The principal cash outflow was $4 million for the non-qualified portion of lump-sum pension distributions to employees retiring under the current retirement offer. Cash of $3.4 million was used to pay for vacation buyouts and severance pay during 1995. During 1995, $2 million of non-cash items were charged against the reserve.

               Liabilities related to pension enhancements and postretirement health care costs are included in other long-term liabilities at December 31, 1995. Other accrued costs related to the restructuring at December 31, 1995, are $14.2 million consisting of $6 million for real estate exit costs, $2.4 million for employee separation costs and $5.8 million of other exit costs.

               The Company expects to record a small amount of non-cash settlement gains associated with lump sum pension distributions through 1997 as employees leave the Company. Cash outflows are expected to be $8 million in 1996.

               In December, the Company recognized a goodwill impairment loss of approximately $39 million resulting from a writedown of goodwill related to two French telephone marketing businesses (see Note 7).

          NON-RECURRING CHARGES

          Operating expenses include $7.5 million of in-process research and development costs which were charged to expense in connection with CBIS acquisitions. This reduced net income by $4.6 million or $.07 per share (see Note 6).

               Other income (expense), net includes a charge to reduce to market the value of real estate held for sale, which decreased net income by $3.3 million or $.05 per share. Also included is a charge resulting from termination of the Company's interest rate and currency swap agreement, which was used to hedge its investment in MATRIXX's French operations, reducing net income by $8.5 million or $.13 per share (see
          Note 10).

          EXTRAORDINARY CHARGE

          In December 1995, the Company retired, at a premium, $75 million of 9.1% notes. The retirement was accomplished through redemption and a partial in-substance defeasance. A portion of the debt was redeemed by cash payments of $56.4 million, including accrued interest. In addition, U.S. government securities totaling $21.3 million were placed in a trust and their use irrevocably restricted to satisfy the remaining principal balances of $18.6 million of the notes and interest payments thereon. Available cash was used to finance the transaction which reduced net income by $7 million or $.11 per share.

          1994

          SPECIAL CHARGES

          During December, certain senior managers left CBT through a voluntary separation incentive program. The cost of this offer, including estimated curtailment losses from the Company's non-qualified pension program, partially offset by a reduction in the CBIS restructuring and disposal reserve established in 1993, reduced net income by $3.7 million or $.06 per share.

          ACCOUNTING CHANGE

          Effective January 1, 1994, the Company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits." SFAS 112 requires the accrual of the obligation for benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. These benefits include workers compensation, disability benefits and health care coverage for a limited time. SFAS 112 changed the Company's method of accounting for postemployment benefits from recognizing costs as benefits are paid, to accruing the expected costs of benefits. The cumulative effect of this accounting change reduced net income by $2.9 million or $.04 per share.

          1993

          SPECIAL CHARGES

          Late in the year, the Company commenced a plan to dispose of certain lines of business within CBIS, and to restructure the remainder of the CBIS operations. The disposal plan included the elimination of non-strategic operations, including divesting its holdings in CBIS Federal, closing its foreign data center, and eliminating other unprofitable domestic and international activities. During the year, $102 million ($88 million after tax, or $1.39 per share) of special charges were recorded. Included in this amount were $97.4 million related to the disposition of businesses (including $63 million for the write-off of CBIS Federal goodwill) and $4.6 million related to the restructuring of other CBIS operations including a reduction in workforce.

               In 1994, the Company substantially completed its disposal and restructuring plan by selling CBIS Federal and other businesses for approximately $16 million. Total charges of $24.3 million were charged against the CBIS restructuring reserve during 1994, reducing the reserve to $11.1 million at December 31, 1994. The 1994 charges consisted of $16.6 million for operating losses of businesses to be sold, severance costs of $4.3 million and the remaining $3.4 million for the writedown of fixed assets net of a $2 million reversal of the reserve.

               In 1995, total charges against the reserve amounted to $4.8 million and were for the costs of discontinued products and contracts as well as severance costs. The reserve balance of $6.3 million at December 31, 1995, is for estimated future costs associated with a lease termination, discontinued products and contingencies related to businesses sold.

          NON-RECURRING CHARGES

          CBIS recorded other costs and expenses unrelated to the restructuring. Charges to reduce the carrying value of certain capitalized software costs to net realizable value and costs to withdraw from certain international contracts and products reduced net income by $13.6 million or $.22 per share. In addition, losses related to an investment in, and loans to, an international distributor of CBIS products and services reduced net income by $2.7 million or $.04 per share.

               Increased provisions for inventory losses at the Company's supply business reduced net income by $2 million or $.03 per share.

               CBT accrued amounts related to FCC orders to refund earnings to interexchange carriers in excess of the FCC's target range in the 1987-1988 monitoring period. The accrued amounts reduced network access revenues by $6.6 million and increased interest expense by $4.2 million and decreased net income by $7 million or $.11 per share. The sale of CBT's residential equipment leasing and PhoneCenter store businesses resulted in a non-operating gain of $6.5 million or $.10 per share.

--------------------------------------------------------------------------------
3.  Income Taxes

              The components of income tax expense are as follows:

     MILLIONS OF DOLLARS        Year Ended December 31      1995           1994           1993
     -------------------------------------------------------------------------------------------
     Current:
       Federal                                              $49.7          $47.2          $19.1
       Foreign                                                 .2            (.2)           1.7
       State and Local                                        6.1            3.7            2.3
                                                            -----          -----          -----

         Total current                                       56.0           50.7           23.1
     Deferred                                               (49.0)          (4.5)         (14.6)
     Investment tax credits                                  (1.3)          (3.2)          (2.9)
     Adjustment of valuation allowance related
       to net operating and capital losses                      -            (.9)          (3.9)
                                                            -----          -----          -----
     Total                                                  $ 5.7          $42.1          $ 1.7
                                                            -----          -----          -----
                                                            -----          -----          -----

     The components of the Company's deferred tax assets and liabilities are as follows:


     MILLIONS OF DOLLARS                    at December 31                  1995           1994
     ------------------------------------------------------------------------------------------
     Deferred tax asset:
       Accrued restructure costs                                           $47.2          $ 5.4
       Unamortized investment tax credit                                     8.0            8.7
       Loss carryforwards                                                   28.6           29.5
       Deferred tax consequences of net
         regulatory liability                                                3.6            4.1
       Allowance for doubtful accounts                                       3.9            3.4
       Accrued liabilities                                                   9.2            7.4
       Other                                                                13.8           16.9
                                                                          ------         ------
                                                                           114.3           75.4
       Valuation allowance                                                 (22.7)         (23.4)
                                                                          ------         ------
       Net deferred tax asset                                               91.6           52.0
                                                                          ------         ------
     Deferred tax liability:


       Depreciation and amortization                                       148.2          159.9
       Basis differences on items previously flowed
         through to ratepayers                                              12.2           14.1
       Other                                                                11.2            7.0
                                                                          ------         ------
       Total deferred tax liability                                        171.6          181.0
                                                                          ------         ------
       Net deferred tax liability                                         $ 80.0         $129.0
                                                                          ------         ------
                                                                          ------         ------


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

               The following is a reconciliation of the statutory Federal income tax rate with the effective tax rate for each year:


                                                            1995           1994           1993
----------------------------------------------------------------------------------------------
     U.S. Federal statutory rate                           (35.0)%         35.0 %        (35.0)%
     Insurance cash surrender value                         (2.3)           (.2)           (.4)
     Plant basis differences, net of depreciation            6.2            1.1            2.0
     Rate differential on reversing temporary
       differences                                          (8.9)          (1.4)          (4.0)
     Disposal losses without income tax benefit                -              -           40.0
     Amortization and writedown of
       intangible assets                                    78.8            1.6            5.2
     Change in valuation allowance                            .3            (.8)          (6.0)
     State and local income taxes, net of federal
       income tax benefit                                   13.5            2.9            2.7
     Investment and research tax credits                   (18.6)          (4.0)          (9.3)
     Taxes related to prior years                            3.8             .6            5.6
     Other differences                                      (8.5)            .9            2.3
                                                           -----          -----          -----
     Effective rate                                         29.3 %         35.7 %          3.1 %
                                                           -----          -----          -----
                                                           -----          -----          -----

               At December 31, 1995 and 1994, the liability for income taxes includes approximately $12.2 million and $14.1 million, respectively, representing the cumulative amount of income taxes on temporary differences which were previously flowed through to ratepayers. CBT also recorded a corresponding regulatory asset for these items, representing amounts which will be recovered through the ratemaking process, which is recorded in other assets. These deferrals have been increased for the tax effect of the future revenue requirement and will be amortized over the lives of the related depreciable assets concurrently with their recovery in rates.

               In addition, other long-term liabilities include a regulatory liability at December 31, 1995 and 1994, of approximately $26.1 million and $29.8 million, respectively, a substantial portion of which represents the excess deferred taxes on depreciable assets, resulting primarily from the reduction in the statutory federal income tax rate from 46% to 35%. This amount will be amortized over the lives of the related depreciable assets in accordance with the average rate assumption method required by the Tax Reform Act of 1986. The regulatory liability also includes an amount associated with unamortized investment tax credits, which will be amortized in the same manner as the underlying investment tax credits. These regulatory liabilities have been increased to reflect future revenue requirement levels.

               The Company had net operating loss carryforwards applicable to foreign subsidiaries at December 31, 1995 and 1994, of approximately $17.6 million and $18.7 million, respectively. Utilization of the foreign carryforwards is dependent upon future earnings of each subsidiary with foreign carryforwards expiring 1996 through 2003. Management believes it is more likely than not that all of the deferred tax assets applicable to net operating loss carryforwards of foreign subsidiaries will be realized. However, the amount considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company had U.S. capital loss carryforwards at December 31, 1995 and 1994, of approximately $64.9 million and $66.6 million, respectively. Utilization of these capital losses is dependent upon the generation of future capital gains with the carryforwards expiring in 1996 through 2000 and, accordingly, a valuation allowance has been established for the related deferred tax asset.

--------------------------------------------------------------------------------
4.  Retirement Plans

          PENSIONS

          The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for nonmanagement employees and one supplementary, nonqualified, unfunded plan for certain senior managers. The pension benefit formula for the management plan is a cash balance plan where the pension benefit is determined by a combination of compensation based credits and annual guaranteed interest credits. The benefit formula for the nonmanagement plan is based on a flat dollar amount according to job classification times years of service. Benefits for the supplementary plan are based on years of service and eligible pay.

               Funding of the management and nonmanagement plans is achieved through contributions made to an irrevocable trust fund. The contributions are determined using the aggregate cost method.

               The Company uses the projected unit credit cost method for determining pension cost for financial reporting purposes and accounts for certain benefits provided under early retirement packages discussed in Note 2 as a special termination benefit.

               Pension cost includes the following components:


     MILLIONS OF DOLLARS         Year Ended December 31      1995           1994           1993
     ------------------------------------------------------------------------------------------
     Service cost (benefits earned during
       the period)                                         $  6.9         $ 12.4          $10.1
     Interest cost on projected benefit
       obligation                                            48.9           39.9           40.3
     Actual return on plan assets                          (185.6)          10.5          (79.6)
     Amortization and deferrals - net                       131.5          (63.2)          29.4
     Charge to expense for special
       termination benefits                                  58.8              -            7.6
     Curtailment loss                                         4.9            4.1              -
     Settlement gains                                        (5.9)             -           (7.9)
                                                           ------         ------         ------
     Pension cost (income)                                 $ 59.5         $  3.7         $  (.1)
                                                           ------         ------         ------
                                                           ------         ------         ------

          The following table sets forth the plans' funded status:


     MILLIONS OF DOLLARS                                                   1995           1994
     ------------------------------------------------------------------------------------------
     Actuarial present value of accumulated benefit
       obligation including vested benefits of $574.4
       million and $440.2 million, respectively                           $688.3         $491.3
                                                                          ------         ------
                                                                          ------         ------
     Plan assets at fair value (primarily listed
       stocks, bonds and real estate, including
       $120.1 million and $58.8 million, respectively
       in common shares of Cincinnati Bell Inc.)                          $698.9         $660.5
     Actuarial present value of projected
       benefit obligation                                                  709.0         (533.6)
                                                                          ------         ------

     Plan assets over (under) projected benefit
       obligation                                                          (10.1)         126.9
     Unrecognized prior service cost                                        30.9           13.4
     Unrecognized transition asset                                         (36.1)         (44.5)
     Unrecognized net gain                                                 (18.0)         (79.4)
     Recognition of minimum liability                                       (7.8)          (5.4)
                                                                          ------         ------
     Prepaid asset (liability)                                            $(41.1)        $ 11.0
                                                                          ------         ------
                                                                          ------         ------

               The increase in the pension liability in 1995 was principally the result of recognizing approximately $58 million of pension enhancements in connection with the 1995 restructuring (see Note 2). The recognized pension liability will be reduced in the future principally by Company contributions in accordance with its funding policy.

               The Company used the following rates in determining the actuarial present value of the projected benefit obligation and pension cost for the three pension plans:


     At December 31                                   1995      1994      1993
     --------------------------------------------------------------------------
     Discount rate - projected benefit
       obligation                                     7.00%     8.25%     7.25%
     Future compensation growth rate                  4.00%     4.00%     4.00%
     Expected long-term rate of return
       on plan assets                                 8.25%     8.25%     8.25%



SAVINGS PLANS

The Company sponsors several defined contribution plans covering substantially all employees. The Company's contributions to the plans are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Company contributions to the defined contribution plans were $10.9 million, $8.4 million and $7.3 million for 1995, 1994 and 1993, respectively.

--------------------------------------------------------------------------------
5.  Employee Postretirement Benefits Other Than Pensions

          The Company provides health care and group life insurance benefits for its employees if they retire with a service pension. In 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." In adopting SFAS 106, the Company elected to amortize the accumulated postretirement benefit obligation over twenty years.

               The Company funds its group life insurance benefits through Retirement Funding Accounts (RFAs) and funds health care benefits using Voluntary Employee Benefit Association (VEBA) trusts. It is the Company's practice to fund amounts as deemed appropriate from time to time. Contributions are subject to IRS limitations developed using the aggregate cost method. The associated plan assets are primarily equity securities and fixed income investments.

               The components of postretirement benefit cost for the years ended December 31, 1995 and 1994, in millions of dollars, are as follows:


                                                                                Group
     1995                                                        Health          Life          Total
     -----------------------------------------------------------------------------------------------
     Service cost (benefits earned during the
       period)                                                   $ 1.1          $  .5          $ 1.6
     Interest cost on accumulated postretirement
       benefit obligation                                         13.3            1.9           15.2
     Actual return on plan assets                                 (7.7)          (2.1)          (4.7)
     Amortization and deferrals - net                             10.7            (.1)           5.5
     Curtailment loss                                             53.8              -           53.8
                                                                 -----          -----          -----
     Postretirement benefit cost                                 $71.2          $  .2          $71.4
                                                                 -----          -----          -----
                                                                 -----          -----          -----

                                                                                Group
     1994                                                       Health           Life          Total
     -----------------------------------------------------------------------------------------------
     Service cost (benefits earned during the
       period)                                                   $ 1.9          $  .6          $ 2.5
     Interest cost on accumulated postretirement
       benefit obligation                                         11.3            2.0           13.3


     Actual return on plan assets                                 (3.4)          (2.1)          (5.5)
     Amortization and deferrals - net                              8.7              -            8.7
                                                                 -----          -----          -----
     Postretirement benefit cost                                 $18.5          $  .5          $19.0
                                                                 -----          -----          -----
                                                                 -----          -----          -----

               The funded status of the plans, in millions of dollars, at December 31, 1995 and 1994, is:


                                                                               Group
     1995                                                       Health          Life           Total
     -----------------------------------------------------------------------------------------------
     Accumulated postretirement benefit
       obligation
       Retirees and dependents                                  $182.4         $ 19.0         $201.4
       Fully eligible active participants                          7.4              -            7.4
       Other active participants                                  14.2           12.2           26.4
                                                                ------         ------         ------
                                                                 204.0           31.2          235.2
     Plan assets at fair value                                   (46.5)         (28.4)         (74.9)
                                                                ------         ------         ------
     Accumulated postretirement benefit
       obligation in excess of plan assets                       157.5            2.8          160.3
     Unrecognized prior service cost                              (2.3)           (.5)          (2.8)
     Unrecognized transition obligation                          (87.3)           (.2)         (87.5)
     Unrecognized net loss                                       (13.9)          (1.0)         (14.9)
                                                                ------         ------         ------
     Accrued postretirement benefit cost                        $ 54.0         $  1.1         $ 55.1
                                                                ------         ------         ------
                                                                ------         ------         ------


               The increase in the accrued postretirement benefit cost was principally related to the recognition of approximately $54 million of curtailment losses for the 1995 restructuring (see Note 2).


                                                                               Group
     1994                                                       Health          Life           Total
     -----------------------------------------------------------------------------------------------
     Accumulated Postretirement benefit
       obligation
       Retirees and dependents                                  $110.2          $13.6         $123.8
       Fully eligible active participants                         11.4              -           11.4
       Other active participants                                  26.5           10.2           36.7
                                                                ------         ------         ------
                                                                 148.1           23.8          171.9
     Plan assets at fair value                                   (31.2)         (28.1)         (59.3)
                                                                ------         ------         ------


     Accumulated postretirement benefit
       obligation in excess of (under)
       plan assets                                               116.9           (4.3)         112.6
     Unrecognized transition obligation                         (122.1)           (.2)        (122.3)
     Unrecognized net gain                                         5.6            5.3           10.9
                                                                ------         ------         ------
     Accrued postretirement benefit cost                        $   .4         $   .8         $  1.2
                                                                ------         ------         ------
                                                                ------         ------         ------

                  The Company used the following rates in determining the
               actuarial present value of the accumulated postretirement benefit obligation (APBO) and postretirement benefit costs:



     At December 31                                            1995        1994
     ---------------------------------------------------------------------------
     Discount rate - APBO                                      7.00%       8.25%
     Expected long-term rate of return for VEBA assets         8.25%       8.25%
     Expected long-term rate of return for RFA assets          8.00%       8.00%



               The assumed health care cost trend rate used to measure the postretirement health benefit obligation at December 31, 1995, was 6.6% and is assumed to decrease gradually to 4.7% by the year 2001. A one percentage point increase in the assumed health care cost trend rate would have increased the aggregate of the service and interest cost components of 1995 postretirement health benefits by approximately $.8 million, and would increase the accumulated postretirement benefit obligation as of December 31, 1995, by approximately $10.2 million.

--------------------------------------------------------------------------------
6.  Software Development Costs

               Software development costs consist of the following:


     MILLIONS OF DOLLARS                              1995       1994      1993
     --------------------------------------------------------------------------
     Gross product development costs                  $39.0      $22.1    $56.3
     Product development costs expensed               (31.5)     (16.6)   (29.9)
     Product development costs expensed
          with acquisitions of X International
          and ISD                                      (7.5)         -        -
                                                      -----      -----    -----
     Additions to capitalized software
          development costs                           $   -      $ 5.5    $26.4
                                                      -----      -----    -----
                                                      -----      -----    -----

               Capitalized software development costs, net of accumulated amortization, consist of the following:


     MILLIONS OF DOLLARS                               1995      1994      1993
     --------------------------------------------------------------------------
     Balance - beginning of year                      $30.1      $35.1    $34.7
     Additions                                            -        5.5     26.4
     Amortization                                     (11.3)     (10.5)   (26.0)
                                                      -----      -----    -----
     Balance - end of year                            $18.8      $30.1    $35.1
                                                      -----      -----    -----
                                                      -----      -----    -----


               Amortization of capitalized software cost is included in depreciation and amortization expense. Amortization expense for 1993 includes $17 million of charges to reduce the carrying value of certain capitalized software costs to net realizable value.

               In connection with two CBIS acquisitions in 1995, $7.5 million of the purchase price was allocated to in-process research and development and charged to expense at the time of the acquisition. As of the date of the acquisitions, the Company concluded that the in-process technology had no alternative future use and had not reached technological feasibility. These charges reduced net income by $4.6 million or $.07 per share.

--------------------------------------------------------------------------------
7.  Goodwill and Other Intangibles

          Goodwill and other intangibles, net of accumulated amortization, consist of the following:


     MILLIONS OF DOLLARS                                1995           1994
     -----------------------------------------------------------------------
     Balance - beginning of year                       $197.4         $192.2
     Additions                                           24.4           10.0
     Writedown                                          (39.0)             -
     Amortization                                        (8.8)          (8.4)
     Other                                               (1.7)           3.6
                                                       ------         ------
     Balance - end of year                             $172.3         $197.4
                                                       ------         ------
                                                       ------         ------


               The additions in 1995 resulted from the two CBIS acquisitions with the 1994 additions resulting from the contingent consideration recorded for the WATS acquisition.

               In December 1995 the Company recognized a goodwill impairment charge of $39 million, with no associated tax benefit, that reduced net income by $39 million or $.59 per share. The goodwill was established related to the 1990 acquisition of two French telephone marketing businesses. The goodwill impairment was recognized because it became apparent in late 1995 that the French business would not likely meet plans required to sustain the recorded goodwill amount.

               In determining the amount of the charge, the Company developed its best estimate of operating cash flows over the expected lives of the business' long-lived assets. Management's best estimate resulted in accumulated undiscounted cash flows being less than the carrying value of the asset. As a consequence, impairment had occurred under our policy. The writedown is calculated by comparing the discounted cash flows to the asset value. The Company calculated the present value of expected cash flows to determine the fair value of the business using a discount rate of 12% which represents the Company's cost of capital. Despite the writedown, the Company continues to consider the French operations strategically important to its future growth in Europe.

               Accumulated amortization of goodwill and other intangibles was $89.2 million and $40.7 million at December 31, 1995 and 1994, respectively.

--------------------------------------------------------------------------------
8.  Debt Maturing Within One Year and Lines of Credit

          Debt maturing within one year consists of the following:



     MILLIONS OF DOLLARS         at December 31                   1995        1994        1993
     ------------------------------------------------------------------------------------------
     Notes payable
       Commercial paper                                          $    -      $ 65.8      $ 91.4
       Bank notes                                                  35.9           -        18.2
     Current maturities of long-term debt                          90.2         2.9         2.4
                                                                 ------      ------      ------
       Total                                                     $126.1      $ 68.7      $112.0
                                                                 ------      ------      ------
                                                                 ------      ------      ------
     Weighted average interest rates on
       notes payable                                               5.9%        6.2%        3.3%


               Average notes payable and the related interest rates for the last three years are as follows:


     MILLIONS OF DOLLARS                                          1995        1994        1993
     ------------------------------------------------------------------------------------------
     Average amounts of notes payable
       outstanding during the year*                              $ 66.1      $ 69.5      $162.5
     Weighted average interest rate
       during the year**                                           6.1%        4.2%        3.2%
     Maximum amounts of notes payable at
       any month-end during the year                             $ 71.1      $100.2      $202.5


      *   Amounts represent the average daily face amount of notes.
     ** Weighted average interest rates are computed by dividing the daily average face amount of notes into the aggregate related interest expense.


               At December 31, 1995, the Company had approximately $78 million of unused bank lines of credit, which are available to provide support for commercial paper borrowings. These lines of credit are available for general corporate purposes. There are no material compensating balances or commitment fee agreements under these credit arrangements.

--------------------------------------------------------------------------------
 9.  Long-Term Debt

          Interest rates and maturities of long-term debt outstanding at December 31, in millions of dollars, were as follows:


     Description                                            1995           1994
     ---------------------------------------------------------------------------
          Debentures/Notes

               Year of Maturity    Interest Rate
               1996                7.300                   $ 40.0         $ 40.0
               1997                6.700                    100.0          100.0
               1999                8.625                     40.0           40.0
               2000                9.100                        -           75.0
               2002                4.375                     20.0           20.0
               2003                6.240                     20.0           20.0
               2005                6.330                     20.0           20.0
               2011                7.375                     50.0           50.0
               2023                7.250                     50.0           50.0
               2023                7.180-7.270               80.0           80.0
                                                           ------         ------
                                                            420.0          495.0
          Capital leases and other                           57.4           36.8
          Unamortized discount-net                            (.4)           (.6)
          Current maturities                                (90.2)          (2.9)
                                                           ------         ------
          Total                                            $386.8         $528.3
                                                           ------         ------
                                                           ------         ------


               Refer to Note 2 regarding the 1995 retirement of the 9.1% notes due in 2000.

               On December 19, 1995, CBT called for redemption $40 million of 7.3% notes due 1996 and $40 million of 8 5/8% notes due 1999. The redemption date was January 18, 1996, with the redemption price being 100% of the principal amount plus accrued interest. Accordingly, the notes have been classified as a current maturity. The redemption was accomplished by issuing short-term debt. The cost of the redemption was minimal.

               The $57.4 million shown above in "Capital leases and other" includes $16 million borrowed in Switzerland at 3.4% to hedge a CBIS contract.

--------------------------------------------------------------------------------
10.  Termination of Interest Rate and Currency Swap Agreement

          In 1990, the Company entered into an interest rate and currency swap agreement to reduce the impact of changes in interest rates and foreign currency exchange rates. Under the agreement, the Company received 225 million French francs in return for $41.7 million. The agreement had the effect of converting $41.7 million of the Company's short-term variable interest rate borrowings to long-term at a French franc fixed interest rate. In the year 2000, the original amounts were to be repaid. This transaction was designated as a hedge of the Company's net investment in a French subsidiary of MATRIXX and accordingly, the currency gains or losses associated with this transaction were reflected in the currency translation adjustment in shareowners' equity.

               The Company received quarterly interest payments calculated using market rates on a notional amount of $41.7 million. These payments approximately offset the cash interest incurred on $41.7 million of commercial paper borrowings. The Company accrued interest on a notional amount of 225 million French francs. The approximate effective rate was such that net interest expense was based on the interest cost implicit in the contract measured in French francs (approximately 11%). Net amounts due to and from the counterparty were reflected in interest expense in the periods in which they accrued. The net effect of the swap for the years ended December 31, 1995 and 1994, was to increase interest expense by $5.1 million and $4.5 million, respectively. The swap also increased the Company's weighted average interest rate from 7.7% to 8.5% in 1995 and from 7.4% to 8.2% in 1994.

               In December 1995, the Company terminated the agreement and paid a cash settlement. Under the terms of the agreement, the Company paid additional costs of $13.3 million. The termination costs were recorded in other income (expense), net.

--------------------------------------------------------------------------------
11.  Fair Value of Financial Instruments

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

               Cash and cash equivalents, commercial paper and short-term notes payable - the carrying amount approximates fair value because of the short time to maturity of those instruments.

               Long-term debt - the fair value of long-term debt is estimated based on the quotes for similar liabilities obtained from an underwriter. The carrying amounts at December 31, 1995 and 1994, were approximately $441.9 million and $495.7 million, respectively. The estimated fair values at December 31, 1995 and 1994, were $448.4 million and $454.2 million, respectively.

               Interest rate and currency swap agreement - the fair value of the foreign currency and interest rate swap is the estimated amount that the Company would receive (or pay) to terminate the swap agreement at the reporting date, taking into account current currency translation and interest rates and the current credit-worthiness of the swap counterparty. The Company's foreign currency and interest rate swap agreement was terminated in 1995 as described in Note 10. At December 31, 1994, if the Company had closed its position on this agreement, additional costs of approximately $8.0 million would have been incurred.

--------------------------------------------------------------------------------
12.  Common and Preferred Shares

          COMMON SHARE PURCHASE RIGHTS PLAN

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

          PREFERRED SHARES

          The Company is authorized to issue up to 4,000,000 voting preferred shares and 1,000,000 nonvoting preferred shares. At December 31, 1995 and 1994, there were no preferred shares outstanding.

--------------------------------------------------------------------------------
13.  Stock Option and Other Incentive Plans

          The Company has several incentive plans which allow for the granting of options, stock appreciation rights (SARs) and other awards at no less than the fair market value at the grant date.

               Stock option activity is summarized as follows:


     Options                                    1995                1994                1993
     ------------------------------------------------------------------------------------------
     Outstanding at beginning
     of year                                  2,778,995           2,532,828           1,972,135
       Granted                                1,017,100             844,900             923,050
       Exercised                               (388,645)                  -            (123,112)
       Canceled                                (510,300)            (598,733)            (239,245)
                                              ---------           ---------           ---------
     Outstanding at end
       of year                                2,897,150           2,778,995           2,532,828
                                              ---------           ---------           ---------
                                              ---------           ---------           ---------

     Exercisable at December 31               1,921,283           1,683,811           1,326,053
     Common shares available for
       granting of options                    4,306,123           4,382,000           4,049,000
     Price of options exercised           $12.00-$23.25                   -       $10.97-$21.13
     Exercise price of options
       outstanding                        $12.00-$30.63       $12.00-$26.50       $12.00-$26.50



          During 1995, 1994 and 1993, 229,000 shares, 72,000 shares and
          5,500 shares, respectively, were granted as other awards. There were no SARs granted or outstanding during 1995, 1994 and 1993.

--------------------------------------------------------------------------------
14.  Lease Commitments

          The Company leases certain facilities and equipment used in its operations. Total rental expenses amounted to approximately $69.3 million, $71.7 million and $71.0 million in 1995, 1994 and 1993, respectively.

               At December 31, 1995, the aggregate minimum rental commitments under noncancelable leases for the periods shown, in millions of dollars, are as follows:


                                                    Operating            Capital
                  Year                                Leases              Leases
     ---------------------------------------------------------------------------
     1996                                             $ 53.2              $  7.2
     1997                                               42.4                 7.2
     1998                                               29.4                 6.9
     1999                                               26.1                 4.4
     2000                                               25.5                 4.3
     Thereafter                                         57.2                52.0
                                                      ------              ------
        Total                                         $233.8                82.0
                                                      ------
                                                      ------
     Amount representing interest                                           46.9
                                                                          ------
     Present value of net minimum lease payments                           $35.1
                                                                          ------
                                                                          ------


               Capital lease obligations incurred were approximately $2.3 million, $7.3 million and $5.8 million in 1995, 1994 and 1993, respectively.

--------------------------------------------------------------------------------
15.  Quarterly Financial Information
     (Unaudited)

          All adjustments necessary for a fair statement of income for each period have been included.


     MILLIONS OF DOLLARS
     EXCEPT PER SHARE AMOUNTS              1st          2nd          3rd          4th        Total
     -----------------------------------------------------------------------------------------------
     1995
     Revenues                             $331.8       $334.1       $327.0       $343.2     $1,336.1
     Operating Income (Loss)              $(80.4)      $ 56.3       $ 57.1       $ 13.7     $   46.7
     Income (Loss) Before
       Extraordinary Charge               $(59.5)      $ 27.0       $ 28.7       $(21.5)    $  (25.3)
     Net Income (Loss)                    $(59.5)      $ 27.0       $ 28.7       $(28.5)    $  (32.3)
     Earnings (Loss) Per Share            $(0.90)      $ 0.41       $ 0.43       $(0.43)    $  (0.49)

     -----------------------------------------------------------------------------------------------

     1994
     Revenues                             $292.1       $299.8       $312.9       $323.4     $1,228.2
     Operating Income                     $ 36.7       $ 42.5       $ 43.3       $ 42.9     $  165.4
     Income Before Cumulative
       Effect of Change in
       Accounting Principle               $ 15.6       $ 18.7       $ 20.1       $ 21.1     $   75.5
     Net Income                           $ 12.7       $ 18.7       $ 20.1       $ 21.1     $   72.6
     Earnings Per Share                   $ 0.20       $ 0.28       $ 0.31       $ 0.32     $   1.11



          Net income for the fourth quarter 1995 was reduced by $61 million or $.92 per share as a result of several special items during the quarter. These items include the expensing of acquired research and development costs, a goodwill impairment loss, charges for the termination of an interest rate and currency swap agreement, and an extraordinary charge for early extinguishment of debt. See Note 2.

               Net income for the first quarter 1995 was reduced by $84.1 million or $1.27 per share for special charges as a result of a business restructuring at CBT and CBI as described in Note 2.

               Net income for the fourth quarter 1994 was reduced by $3.7 million or $.06 per share from special charges. These special charges consisted of the costs for CBT's voluntary separation incentive program for certain senior managers and estimated curtailment losses from the Company's non-qualified pension plan partially offset by a reduction in the restructuring and disposal reserve as described in
          Note 2.

               Net income for the first quarter 1994 was reduced by $2.9 million or $.04 per share from a change in accounting principle as described in Note 2.

--------------------------------------------------------------------------------
16.  Additional Financial Information

     Income Statement


         MILLIONS OF DOLLARS         Year Ended December 31         1995          1994        1993
         ------------------------------------------------------------------------------------------
         Taxes other than income taxes:
           Property                                                 $36.9         $39.1       $39.1
           Gross receipts                                            21.0          19.4        18.2
           Payroll-related                                           35.0          33.6        33.1
           Other                                                       .8            .7          .6
                                                                    -----         -----       -----
             Total                                                  $93.7         $92.8       $91.0
                                                                    -----         -----       -----
                                                                    -----         -----       -----
         Interest Expense:
           Long-term debt                                           $47.0         $46.2       $36.0
           Notes payable and other                                    5.8           3.3         9.8
                                                                    -----         -----       -----
             Total                                                  $52.8         $49.5       $45.8
                                                                    -----         -----       -----
                                                                    -----         -----       -----


         Balance Sheet


         MILLIONS OF DOLLARS         at December 31                1995          1994
         ----------------------------------------------------------------------------
         Property, Plant and Equipment, net:
           Telephone plant                                       $1,503.4      $1,447.4
           Accumulated depreciation                                (634.9)       (556.0)
                                                                 --------      --------
             Net telephone plant                                    868.5         891.4
           Other property and equipment                             282.5         279.4
           Accumulated depreciation                                (157.1)       (134.6)
                                                                 --------      --------
               Total                                             $  993.9      $1,036.2
                                                                 --------      --------
                                                                 --------      --------

           Payables and other current liabilities:

           Accounts payable and accrued
             liabilities                                         $  201.2      $  179.7
           Accrued taxes                                             48.0          61.0
           Advance billing and
             customers' deposits                                     40.5          38.8
           Other current liabilities                                 37.5          35.1
                                                                 --------      --------
               Total                                             $  327.2      $  314.6
                                                                 --------      --------
                                                                 --------      --------

     Statement of Cash Flows


     MILLIONS OF DOLLARS         Year Ended December 31         1995          1994
     ------------------------------------------------------------------------------
     Cash paid for:
       Interest (net of amount capitalized)                     $46.8         $42.6
       Income taxes                                             $61.6         $30.3


--------------------------------------------------------------------------------
17.  Cincinnati Bell Telephone Company

          The following summarized financial information is for the Company's consolidated wholly owned subsidiary, Cincinnati Bell Telephone
          Company:

          Income Statement


         MILLIONS OF DOLLARS      Year Ended December 31    1995           1994           1993
         --------------------------------------------------------------------------------------
         Revenues                                          $624.4         $599.7         $575.5
         Costs and expenses                                $630.4         $500.2         $481.9
         Net income (loss)                                 $(11.3)        $ 54.8         $ 59.2




              Balance Sheet



         MILLIONS OF DOLLARS      At December 31              1995          1994
         -------------------------------------------------------------------------

         Current assets                                    $  193.4       $  187.9
         Telephone plant-net                                  878.7          901.6
         Other noncurrent assets                               19.3           21.0
                                                           --------       --------
                Total assets                               $1,091.4       $1,110.5
                                                           --------       --------
                                                           --------       --------

         Current liabilities                               $  215.6       $  148.3
         Noncurrent liabilities                               204.3          195.0
         Long-term debt                                       233.9          312.3
         Shareowner's equity                                  437.6          454.9
                                                           --------       --------
                Total liabilities and
                  shareowner's equity                      $1,091.4       $1,110.5
                                                           --------       --------
                                                           --------       --------


               Results for 1995 include special charges of $121.7 million for restructuring operations which reduced net income by $77.5 million.

               Results for 1994 include $3.6 million of special charges related to a voluntary separation incentive program for certain senior managers. These charges reduced net income by $2.3 million. Also in 1994, net income was reduced $2.4 million for a change in accounting for employee postemployment benefits (SFAS 112).

               Results for 1993 include amounts accrued related to orders by the Federal Communications Commission (FCC) to refund to interexchange carriers earnings in excess of the FCC's target range in the 1987-1988 monitoring period. The accruals reduced network access revenues by approximately $6.6 million and increased interest expense by approximately $4.2 million. These charges increased net loss by approximately $7 million. Also in 1993, a gain of approximately $6.5 million was recognized in other income from the sale of the residential equipment leasing and PhoneCenter stores businesses.

--------------------------------------------------------------------------------
18.  Business Segment Information

          The Company, based in Cincinnati, Ohio, operates primarily in three industry segments: Telephone Operations, Information Systems and Marketing Services. Telephone Operations provides telecommunications services and products, mainly local service, network access and toll telephone service in the Greater Cincinnati area. Information Systems provides data processing services and software development services through long-term contracts primarily to the U.S. telecommunications industry. Marketing Services provides telephone marketing, research, fulfillment and database services to major corporations in the communications, consumer goods, technology, financial and direct response industries. The Information Systems and Marketing Services segments have minor international operations, primarily in Europe.

               Capital additions include $46.4 million and $67.8 million of acquisitions in 1995 and 1993, respectively.

               The Other category includes the Company's businesses which offer long distance and directory services. Also included in Other is a supply business that buys and sells reconditioned telecommunications and computer equipment to various industries in the U.S.

               For the years ended December 31, the Company's segment information is as follows:


     MILLIONS OF DOLLARS                         1995           1994           1993
     --------------------------------------------------------------------------------
     Revenues
        Telephone Operations                   $  624.4       $  599.7       $  575.5
        Information Systems                       373.9          343.8          356.6
        Marketing Services                        271.1          226.1          108.2
        Other                                     133.9          127.2          121.8
        Corporate                                   2.7            2.4            2.6
        Intersegment                              (69.9)         (71.0)         (75.1)
                                               --------       --------       --------
           Total                               $1,336.1       $1,228.2       $1,089.6
                                               --------       --------       --------
                                               --------       --------       --------
     Intersegment Revenues
        Telephone Operations                   $   23.0       $   23.6       $   23.0
        Information Systems                        39.4           40.5           46.9
        Marketing Services                          2.5            2.1             .4
        Other                                       2.3            2.4            2.2
        Corporate                                   2.7            2.4            2.6
                                               --------       --------       --------
           Total                               $   69.9       $   71.0       $   75.1
                                               --------       --------       --------
                                               --------       --------       --------


     Operating Income (Loss)
       As Reported
        Telephone Operations                   $   (6.0)      $   99.5       $   93.6
        Information Systems                        38.5           27.1         (124.6)
        Marketing Services                         (7.3)          22.6            2.0
        Other                                      29.6           20.2           14.2
        Corporate and Eliminations                 (8.1)          (4.0)          (3.9)
                                               --------       --------       --------
           Total                               $   46.7       $  165.4       $  (18.7)
                                               --------       --------       --------
                                               --------       --------       --------
     Operating Income (Loss)
       Excluding Special Items
        Telephone Operations                   $  115.7       $  103.1       $  100.2
        Information Systems                        46.0           27.1           (1.3)
        Marketing Services                         32.3           22.6            2.0
        Other                                      29.6           20.2           17.2
        Corporate and Eliminations                  1.8           (1.9)          (3.9)
                                               --------       --------       --------
           Total                               $  225.4       $  171.1       $  114.2
                                               --------       --------       --------
                                               --------       --------       --------
     Assets
        Telephone Operations                   $1,091.4       $1,110.5       $1,091.9
        Information Systems                       268.2          246.4          293.4
        Marketing Services                        235.6          262.7          225.3
        Other                                      38.5           39.5           39.1
        Corporate and Eliminations                (42.0)          64.3           14.4
                                               --------       --------       --------
           Total                               $1,591.7       $1,723.4       $1,664.1
                                               --------       --------       --------
                                               --------       --------       --------

     Capital Additions (including
     acquisitions)
        Telephone Operations                   $   90.3       $  112.8       $  111.6
        Information Systems                        47.0           20.2           40.1
        Marketing Services                         27.0           11.7           73.7
        Other                                       2.5           11.5           10.0
                                               --------       --------       --------
           Total                               $  166.8       $  156.2       $  235.4
                                               --------       --------       --------
                                               --------       --------       --------
     Depreciation and Amortization
        Telephone Operations                   $  113.0       $  110.6       $   99.2
        Information Systems                        30.3           26.4           47.0
        Marketing Services                         15.6           13.6            8.4
        Other                                       3.3            3.5            3.9
                                               --------       --------       --------
           Total                               $  162.2       $  154.1       $  158.5
                                               --------       --------       --------
                                               --------       --------       --------


               Certain corporate administrative expenses have been allocated to segments based upon the nature of the expense. Assets are those assets used in the operations of the segment.

               During 1995, 1994 and 1993 the Company had special items as described in Note 2.

               Information Systems revenues and expenses for 1993 included approximately $67 million and $89 million, respectively, related to businesses sold or closed during 1994. Accordingly, revenues and operating expenses for these businesses during 1994 were charged to the restructuring and disposal reserve as described in Note 2. Information Systems operating income for 1993 was reduced by special charges of $102 million. Marketing Services revenues and operating income for 1994 increased from the inclusion of the operations of WATS Marketing for a full year, which was acquired in November 1993.

               Revenues from foreign sources and assets denominated in foreign currencies at December 31, 1995, were less than 6% and 5%, respectively, of consolidated totals.

--------------------------------------------------------------------------------
19.  Major Customer

          The Company derives significant revenues in all three of its business segments from AT&T and its affiliates by providing network services, information management systems and marketing services. During 1995, 1994, and 1993, revenues from AT&T accounted for 26%, 23% and 17%, respectively, of the Company's consolidated revenues. Excluding network access revenues, revenues from AT&T were 22%, 19% and 12%, respectively.

               CBT and AT&T are discussing whether to revise portions of the companies' agreement governing their joint provision of certain telecommunications services. Revenues subject to discussion represent well less than 10% of CBT's revenues but portions of the contract provide above-average profit contribution. The discussions are in a preliminary stage and their outcome cannot be predicted. The worst-case scenario, which is not expected, could have a significant impact on CBT's earnings beginning in mid-1996. The discussions do not involve AT&T's relationships with other Cincinnati Bell companies.

--------------------------------------------------------------------------------
20.  Contingencies

          The Company, which has a 45% interest in a cellular partnership, is seeking to dissolve the partnership because of poor performance. In addition, recent changes in the structure of the telecommunications industry, including the enactment of the Telecommunications Act of 1996, have positioned the partnership in direct competition with its two major partners, including the Company, creating irreconcilable conflicts of interest among them. The Company has pursued this litigation to maximize the value of this asset for the benefit of the shareholders. There are many possible outcomes of this litigation. The potential impact of a settlement from the lawsuit is an extremely broad-range depending upon the form of distribution and the amount of damages awarded. At this time, the Company believes it will recover its $49 million investment in the partnership.

               The Company is from time to time subject to routine complaints incidental to the business. The Company believes that the results of any complaints and proceedings will not have a materially adverse effect on the Company's financial condition.

               At December 31, 1995, the Company and its subsidiaries had approximately 15,100 employees. CBT and CBIS had approximately 2,200 employees covered under collective bargaining agreements with the Communications Workers of America (CWA), which is affiliated with the AFL-CIO. Those agreements expire in May 1996 for CBT and September 1996 for CBIS. Negotiations with representatives of the CWA are planned to begin in March 1996 and the outcome cannot be determined at this time.