Form 10-K, Exhibit 13
period 1996-12-31
CINCINNATI BELL INC /OH/
filed 1997-03-27
CIK 716133

                                  (13)


                                CINCINNATI BELL INC
                     SELECTED FINANCIAL AND OPERATING DATA

MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS              1996        1995        1994        1993        1992        1991
--------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Revenues                                              $1,573.7    $1,336.1    $1,228.2    $1,096.2    $1,101.4    $1,064.7
Costs and expenses excluding special items             1,291.9     1,110.7     1,057.1       982.0       990.8       920.0
                                                      --------    --------    --------    --------    --------    --------
Operating income excluding special items                 281.8       225.4       171.1       114.2       110.6       144.7

Special items (a)                                        (24.7)      178.7         5.7       132.9        19.4        26.8
                                                      --------    --------    --------    --------    --------    --------
Operating income (loss)                                  306.5        46.7       165.4       (18.7)       91.2       117.9
Other income (expense), net                               12.1       (13.5)        1.7         9.4        10.9         4.2
Interest expense (a)                                      33.9        52.8        49.5        45.8        46.2        52.8
                                                      --------    --------    --------    --------    --------    --------
Income (loss) before income taxes,
  extraordinary charges and cumulative
  effect of change in accounting principle               284.7       (19.6)      117.6       (55.1)       55.9        69.3
Income taxes                                              99.7         5.7        42.1         1.7        17.0        26.6
Extraordinary charges and cumulative
  effect of change in accounting principle                 -          (7.0)       (2.9)        -          (3.7)        -
                                                      --------    --------    --------    --------    --------    --------
Net income (loss)                                        185.0       (32.3)       72.6       (56.8)       35.2        42.7
Preferred dividend requirements                            -           -           -           2.2         4.3         4.3
                                                      --------    --------    --------    --------    --------    --------
Income (loss) applicable to
  common shares                                       $  185.0    $  (32.3)   $   72.6    $  (59.0)   $   30.9    $   38.4
                                                      --------    --------    --------    --------    --------    --------
                                                      --------    --------    --------    --------    --------    --------

Earnings (loss) per common share                      $   2.70    $   (.49)   $   1.11    $   (.93)   $    .50    $    .63

Dividends declared per common share                   $    .80    $    .80    $    .80    $    .80    $    .80    $    .80
Weighted average common shares (000)                    68,589      66,271      65,443      63,296      61,914      61,334

FINANCIAL POSITION
Total assets                                          $1,695.5    $1,591.7    $1,723.4    $1,664.1    $1,632.5    $1,743.1
Long-term debt                                        $  279.5    $  386.8    $  528.3    $  522.9    $  350.1    $  445.2
Total debt                                            $  503.7    $  512.9    $  597.0    $  634.9    $  543.0    $  618.1
Preferred shares                                      $    -      $    -      $    -      $    -      $   60.0    $   60.0
Common shareowners' equity                            $  634.4    $  478.1    $  552.4    $  515.6    $  568.9    $  581.6

OTHER DATA
Total capital additions (including acquisitions)      $  220.8    $  166.8    $  156.2    $  235.4    $  140.1    $  193.3
Telephone plant construction                          $  101.4    $   90.3    $  112.8    $  111.6    $   95.0    $  115.9
Network access lines (000)                                 944         906         877         848         827         808
Access minutes of use (millions)
  Interstate                                             2,744       2,536       2,336       2,132       1,985       1,852
  Intrastate                                               963         956         932         888         836         793
Market price per share
  High                                                $ 61.625    $ 35.250   $  20.125   $  24.375    $ 20.875    $ 25.375
  Low                                                 $ 31.750    $ 16.875   $  15.375   $  16.125    $ 15.375    $ 17.875
  Close                                               $ 61.625    $ 34.750   $  17.000   $  18.000    $ 17.125    $ 19.375


(a) For special items see Note 2 of Notes to Financial Statements.

                              CINCINNATI BELL
                    MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Cincinnati Bell Inc. (the Company) is a diversified communications company with principal businesses in three industry segments. The telephone operations segment, Cincinnati Bell Telephone Company (CBT), provides local telephone exchange services and products in the Greater Cincinnati area. The information systems segment, Cincinnati Bell Information Systems Inc. (CBIS), provides and manages customer-care and billing solutions for the communications and cable TV industries. The teleservices segment, MATRIXX Marketing Inc. (MATRIXX), provides a full range of outsourced telephone marketing solutions to large corporations. The Company's long distance, directory services, and equipment supply businesses are included with corporate operations in other businesses. The Company owns a minority interest in a partnership that provides cellular service primarily in southwestern Ohio.

     The following discussion and the related consolidated financial statements and accompanying notes contain certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to review or update these forward-looking statements or to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


CONSOLIDATED OVERVIEW

     The Company's strategy is to be a leader in growing communication-related markets that utilize its unique expertise in customer care, billing, outsourced teleservices, and local exchange services. By leveraging the combined knowledge, capabilities and experience of its subsidiaries, the Company seeks to take advantage of the opportunities arising in the changing communications market and the growing trend of outsourcing.

     During 1996, the Company made investments to grow its subsidiaries' existing operations and provide new capabilities. CBIS completed its initial release of Precedent 2000 and opened a new data center outside of Orlando, Florida; MATRIXX opened two new call centers and added 2,300 workstations; and CBT invested over $100 million in telephone plant to accommodate record access line growth and provide new advanced services.

     The Company completed several acquisitions in 1996. CBIS acquired International Computer Systems, Inc. (ICS), an international wireline billing provider, and Swift Management Services (Swift), a distributor of CBIS's integrated cable telephony billing systems in Europe. MATRIXX acquired Software Support, Inc (SSI), a provider of outsourced technical help-desk applications, and certain of the assets of Scherers Communications, Inc. (Scherers), a provider of interactive voice response services.


RESULTS OF OPERATIONS

1996 COMPARED TO 1995

     Revenues reached a record $11,573.7 million in 1996, up 18% from 1995. CBIS and MATRIXX produced 81% of the revenue growth, and collectively represented 51% of consolidated revenues for the year. Costs and expenses excluding special items were $1,291.9 million, a 16% increase over 1995. Operating income excluding special items increased to $281.8 million, a 17.9% margin, up from $225.4 million, a 16.9% margin in 1995. Each of the Company's three principal segments improved its operating performance in the year.

     Special items (see Note 2 of Notes to Financial Statements) resulted in a net credit of $27.2 million in 1996 compared to charges of $208.0 million in 1995. Special items increased net income $17.4 million or $0.26 per share in 1996 and decreased net income by $146.5 million or $2.21 per share in 1995.

     Reported net income was $185.0 million or @2.70 per share in 1996 compared to a net loss of $32.3 million or $0.49 per share in 1995. Excluding special items in both years, net income increased 47% to $167.6 million from $114.2 million and earnings per share were $2.44 compared to $1.72.


1995 COMPARED TO 1994

     Revenues increased 9% in 1995 to $1,336.1 million. Approximately 71% of the growth was produced by CBIS and MATRIXX. Operating costs and expenses excluding special items increased 5% to $1,110.7 million. Operating income excluding special items increased 32% to $225.4 million.

     Special items were $208.0 million in 1995 compared to $5.7 million in 1994 (see Note 2 of Notes to Financial Statements). The special items in 1995 were primarily attributable to CBT's restructuring plan, a goodwill impairment writedown and debt restructuring.

     The Company reported a net loss of $32.3 million or $0.49 per share in 1995 compared to net income of $72.6 million or $1.11 per share in 1994. Excluding special items, net income was $114.2 million or $1.72 per share in 1995 versus $79.2 million or $1.21 per share in 1994.

TELEPHONE OPERATIONS

     CBT's strategy is to be the leading full-service provider of communications services and products in the Greater Cincinnati marketplace. To that end, during 1996 CBT introduced Fuse, an Internet access service. CBT also became an agent for DIRECTV's satellite television service. These new marketing initiatives are in the early stage of development and did not materially increase revenues in 1996.

[GRAPH]

     During 1996, CBT expanded its marketing of existing services through increased advertising campaigns and the introduction of PhoneGear, the merchandising of services through retail distributors.

     CBT continued implementation of its restructuring plan announced in the first quarter of 1995. This plan will be completed early in 1997. While staff levels have been reduced 19% over two years, during 1996 staff was reduced only 1% due to higher business volumes and new marketing efforts.

     In February 1997, CBT announced that it had entered into a memorandum of understanding with AT&T to extend its relationship for marketing communications services in Cincinnati. Also in February, CBT and Lucent Technologies signed a multi-year agreement under which CBT will continue to market Lucent's business communications systems to its business customers.


                                               % Change               % Change
($ IN MILLIONS)              1996       1995   96 vs 95       1994    95 vs 94
-------------------------------------------------------------------------------

Revenues
  Local service          $370.6     $352.6         5      $329.3          7
  Network access          161.9      142.6        14       141.0          1
  Long distance            27.9       33.5       (17)       37.2        (10)
  Other                    90.4       95.7        (6)       92.2          4
                         ------     ------                ------
    Total                 650.8      624.4         4       599.7          4

Costs and expenses        523.6      508.7         3       496.6          2
Special items             (28.5)     121.7         -         3.6          -
                         ------     ------                ------
  Total                   495.1      630.4       (21)      500.2         26

Operating income (loss)  $155.7     $ (6.0)        -      $ 99.5          -

Excluding special items:
  Operating income       $127.2     $115.7        10      $103.1         12
  Operating margin        19.5%      18.5%                 17.2%


1996 COMPARED TO 1995

REVENUES

     Total revenues were $650.8 million in 1996, a 4% increase over 1995. Local service revenues increased 5% to $370.6 million. Access lines grew 4.1% due to strong demand for business lines and higher installations of second residential lines. Increased penetration of enhanced services, such as Caller ID, and full year of new Kentucky rates also contributed to the revenue gain.

     Network access revenues increased 14% to $161.9 million. More than half the growth was due to increased network minutes of use, access line growth and special access revenues, with the remainder resulting from adjustments to overearnings liabilities.

     Long distance revenues decreased $5.6 million to $27.9 million in 1996, primarily as a result of expanding the local service areas in northern Kentucky in November 1995. Other revenues decreased 6% to $90.4 million primarily due to a lower level of billing and collection services and an increase in the provision for uncollectible accounts.


COSTS AND EXPENSES

     Costs and expenses excluding special items were up 3% to $523.6 million in 1996. Payroll-related expenses were unchanged. Savings from employee departures under the 1995 retirement offer were offset by cost increases due to strong access line growth, inclement weather, the desire to maintain customer service levels, and adding employees with different skills. Expenses for contract labor, consulting, and data processing increased as a result of ongoing business and process improvements. Advertising costs and depreciation expenses increased slightly. Lower costs from facilities consolidation and a 1995 Ohio property tax law change decreased operating expenses.

     Special items (see Note 2 of Notes to Financial Statements) reduced operating expenses by $28.5 million. The credit was mostly due to pension settlement gains, and, to a lesser extent, the reversal of real estate restructuring liabilities.


1995 COMPARED TO 1994

REVENUES

     Revenues increased 4% to $624.4 million. Growth in access lines, a full year's effect of the Ohio rate plan and new rates in Kentucky effective May 1995 produced most of the growth. The remaining increase was primarily from increased penetration of enhanced custom calling services and directory assistance.

     Network access revenues increased 1% to $142.6 million from access line growth and increased minutes of use, as well as lower support payments to the National Exchange Carrier Association. Long distance revenues decreased $3.7 million to $33.5 million because of lower settlements with interexchange carriers and independent companies. Other revenues increased 4% to $95.7 million primarily from growth in customer premises equipment repairs, payphone agent services, voice mail, and billing and collection services.


COSTS AND EXPENSES

     Costs and expenses excluding special items increased 2% to $508.7 million. Contract services, systems development, business restructuring activities, and depreciation and amortization all were higher. Right-to-use fees were lower from fewer switch conversions and network software upgrades than in 1994.

     Special items were $121.7 million in 1995. The charges resulted primarily from a business restructuring.

INFORMATION SYSTEMS

     CBIS's strategy is to provide customer-care and billing services and solutions to the communications industry. CBIS seeks to enter into long-term outsourced contracts that share in the success and growth of its clients. It targets wireless, wireline, cable TV, and other convergent service providers, domestic and international. Additionally, CBIS develops network management systems for large international communications companies.

     CBIS's systems enable its clients to manage their customer relationships through a range of turnkey applications. Accordingly, CBIS has made, and expects to continue making, significant investments in the development of software and data centers. CBIS also anticipates making significant investments to broaden its services to include data warehousing and analytics that improve acquisition, retention, and revenue growth for its clients. The viability of these new applications and CBIS's ability to recover its investment therein are uncertain.

[GRAPH]

     CBIS believes that its expertise in the domestic wireless industry will assist its expansion into international markets and into the cable TV industry.

     During 1996, CBIS migrated its Florida data center to a new state-of-the-art facility north of Orlando, Florida. CBIS announced contract extensions with several existing clients and was awarded contracts with new clients in the emerging PCS field. Two of these clients implemented CBIS's initial release of Precedent 2000, a flexible system based on a client-server architecture. Also during 1996, CBIS remedied difficulties on a large international contract, and introduced a service bureau offering to the cable TV industry that led to its first client for this service in 1997. The acquisitions of ICS and Swift expanded CBIS's wireline and cable telephony billing presence in Europe.


                                               % Change                % Change
($ IN MILLIONS)              1996       1995   96 vs 95       1994     95 vs 94
-------------------------------------------------------------------------------
Revenues                   $479.8     $373.9      28        $343.8         9

Costs and expenses          401.3      327.9      22         316.7         4
Special items                 3.0        7.5     (60)            -         -
                           ------     ------                ------
  Total                     404.3      335.4      21         316.7         6

Operating income           $ 75.5     $ 38.5      96        $ 27.1        42

Excluding special items:
  Operating income         $ 78.5     $ 46.0      71        $ 27.1        70
  Operating margin          16.4%      12.3%                  7.9%


1996 COMPARED TO 1995

REVENUES

     Revenues increased 28% to $479.8 million for the year. Data processing revenues increased from the growth in cellular subscribers partially offset by lower volume on a long distance credit card contract. Professional and consulting revenues increased $37 million from a combination of additional work from existing customers, new PCS clients, and revenues of Information Systems Development Partnership (ISD), a cable TV billing software company acquired in the fourth quarter of 1995. Revenues of ISD were also responsible for a higher level of computer hardware sales in 1996 than 1995. In 1996, international revenues increased $21 million due primarily to improved performance on one contract. This contract produced higher-than-average margins for the year. The revenues and contribution margin of this contract were recognized at a lower level in 1995 due to contract uncertainties. The acquisitions of ISD in late 1995, and ICS and Swift in 1996, increased revenues by $27 million in 1996.


COSTS AND EXPENSES

     Costs and expenses excluding special items increased 22% to $401.3 million in 1996. Direct costs of providing services represented the majority of the increase from increased headcount, the new data center, and other expenses associated with a higher level of business volume. Research and development costs increased $23.8 million to approximately 12% of revenues as completion of the initial release of Precedent 2000 required higher development activity. Other expenses increased $9.6 million. The $3.0 million of special items in 1996 was the result of the expensing of in-process research and development associated with the acquisitions of ICS and Swift.


CONTRACTS

     In 1996, several new contracts were announced. Two new contracts were for customer care and billing with prominent PCS companies in the United States. A third new contract was signed to support AT&T's re-entry into the local telephone market. These contracts produced minor amounts of revenue in 1996. Future revenues will be based on the success of these clients in adding customers. In the case of AT&T's re-entry into the local telephone market, the pace of regulatory change will affect CBIS's revenues from this contract.

     CBIS's clients also extended several existing contracts in 1996. A contract extension through 2001 with a provision for further extension through 2003 was signed with AT&T Wireless Services. A contract extension through 2003 was signed with Comcast Cellular Corporation, and an extension through the year 2006 was signed with 360 DEG. Communications Company.

     All of these contracts provide customer-care and billing services on a service bureau basis. The ultimate value and profitability of these contracts hinge on several factors: the ability to provide cost-effective solutions; the ability to maintain and grow the systems as CBIS's clients increase the penetration of their markets; and the client's market success. During all of these activities, the current needs of its clients must also continue to be satisfied with the service and value.

     One client, representing approximately 5% of CBIS's 1996 revenues, may transition to another provider of billing services during 1998.

1995 COMPARED TO 1994

REVENUES

     Revenues increased 9% to $373.9 million compared to the prior year. Data processing revenues increased $43 million due to higher levels of cellular subscribers. Professional and consulting revenues increased due to a higher level of enhancements to systems. International revenues declined $25 million in 1995 from the delayed delivery of a contract and the completion of a second contract.


COSTS AND EXPENSES

     Costs and expenses excluding special items increased 4% to $327.9 million. Most of the increase was for the development of Precedent 2000. Increased depreciation and amortization, due to additional software amortization, was offset by lower general and administrative expenses.

     Special items of $7.5 million were for the expensing of in-process research and development associated with the acquisitions of ISD and X International.


TELESERVICES

     MATRIXX is a leading provider of outsourced telephone marketing services. MATRIXX's strategy is to offer a full range of customer service, sales support, and telephone marketing solutions to major companies in its targeted industries. MATRIXX focuses on developing long-term relationships in the communications, technology, financial services, consumer products and direct response industries. MATRIXX segments its services into traditional and outsourced programs. Traditional services involve large shared capacities for significant sales campaigns and direct response programs. Outsourced services require dedicated agents to handle a specific company's more complex customer service and sales account management needs.

[GRAPH]

     During 1996, MATRIXX expanded its capabilities through the acquisitions of SSI, a provider of outsourced technical help-desk applications, and a provider of interactive voice response services. In 1996, MATRIXX's three largest clients extended their contracts. MATRIXX also expanded its DIRECTV dedicated call center near Cincinnati and opened a new dedicated call center in Orem, Utah. There were approximately 14,000 MATRIXX employees at December 31, 1996, an increase of 4,200 employees from December 31, 1995.



                                               % Change                % Change
($ IN MILLIONS)              1996       1995   96 vs 95       1994     95 vs 94
-------------------------------------------------------------------------------
Revenues                   $367.1     $271.1      35        $226.1        20

Costs and expenses          321.5      238.8      35         203.5        17
Special items                 2.0       39.6       -             -         -
                           ------     ------                ------
  Total                     323.5      278.4      16         203.5        37

Operating income (loss)    $ 43.7     $(7.3)       -        $ 22.6         -

Excluding special items:
  Operating income         $ 45.7     $ 32.3      41        $ 22.6        43
  Operating margin          12.4%      11.9%                 10.0%


1996 COMPARED TO 1995

REVENUES

     Teleservices revenues grew 35% to $367.1 million in 1996. MATRIXX experienced good revenue growth throughout its business. The outsourced dedicated segment produced $71 million of the revenue increase due to strong growth from DIRECTV and MATRIXX's telecommunications and technology clients. The traditional services and international operations each increased revenues. Acquisitions produced $6 million of revenues in 1996.


COSTS AND EXPENSES

     Costs and expenses excluding special items grew at the same rate as revenues in 1996. Personnel expenses increased at a higher rate than revenues, reflecting some wage pressure in certain labor markets. Telecommunications expense, a significant expense of the teleservices industry, grew slower than revenues. Facility costs and depreciation expense were higher in 1996 reflecting expansion in the business.

     MATRIXX's special items consist of $2.0 million of in-process research and development costs that were expensed in connection with acquisitions in 1996.

1995 COMPARED TO 1994

REVENUES

     Teleservices revenues increased 20% to $271.1 million from growth in outsourced dedicated services and traditional services. Outsourced dedicated services accounted for most of the increase due to the expansion of business with DIRECTV and sales to firms in the communications, technology, and financial services industries.

COSTS AND EXPENSES

     Costs and expenses excluding special items increased at a lower rate than revenues. Cost control efforts among production and staff reduced variable and administrative costs as a percentage of revenues. Direct personnel expenses increased at a lower rate than revenues. Telephone expenses and information systems and systems design costs comprised most of the remaining increase.

     In 1995, MATRIXX incurred $39 million of special charges related to the impairment of goodwill of its operations in France.


OTHER BUSINESSES


                                               % Change                % Change
($ IN MILLIONS)              1996       1995   96 vs 95       1994     95 vs 94
-------------------------------------------------------------------------------
Revenues                   $154.9     $136.6      13        $129.6         5

Costs and expenses          128.0      107.6      19         115.4        (7)
Special items               (1.2)        9.9       -           2.1         -
                           ------     ------                ------
  Total                     126.8      117.5       8         117.5         -

Operating income           $ 28.1     $ 19.1      47        $ 12.1        58

Excluding special items:
  Operating income         $ 26.9     $ 29.0      (7)       $ 14.2        104
  Operating margin          17.4%      21.2%                 11.0%


1996 COMPARED TO 1995

REVENUES

     Revenues increased 13% from growth in directory sales, higher levels of long distance traffic and an increase in computer sales. Offsetting the increases were price discounts in the long distance business and a lower level of highly profitable copper scrap sales in the supply business.


COSTS AND EXPENSES

     Costs and expenses increased 19% primarily from direct costs associated with sales. Other expense increases resulted from additional sales personnel and corporate costs. Increased corporate costs were the main factor in reduced margins. 1996 special items were pension settlement gains.


1995 COMPARED TO 1994

REVENUES

     Higher sales of used telecommunications equipment, copper scrap and directory advertising accounted for the increase in revenues.


COSTS AND EXPENSES

     Costs and expenses decreased due to lower network costs in the long distance business, a reduction in Ohio personal property taxes, and a lower level of provisions for inventory losses in the supply business.

     Special items of $9.9 million were recorded in 1995 primarily for pension enhancements and associated postretirement health benefits related to employees accepting the early retirement incentives.

OTHER INCOME (EXPENSE), NET
                                              % Change                 % Change
($ IN MILLIONS)           1996      1995      96 vs 95       1994      95 vs 94
------------------------------------------------------------------------------
                         $12.1     $(13.5)        -         $1.7           -

1996 COMPARED TO 1995

     Several non-recurring items contributed to the $25.6 million increase in other income (expense), net. In 1995, the Company incurred a $13.3 million charge to terminate its interest rate and currency swap agreement, and recognized a $5 million writedown in the carrying cost of certain real estate. Additionally, in 1996, income from joint ventures net of litigation fees increased $3.4 million.


1995 COMPARED TO 1994

     Other income (expense), net decreased as the result of the non-recurring items described in the preceding paragraph and contributions to the Company's foundation. Partially offsetting the increased costs was $5.4 million of higher interest income from temporary cash investments and $5.6 million of increased income from joint ventures.


INTEREST EXPENSE
                                             % Change                 % Change
($ IN MILLIONS)          1996      1995      96 vs 95       1994      95 vs 94
------------------------------------------------------------------------------
                         $33.9     $52.8       (36)         $49.5          7



1996 COMPARED TO 1995

     The retirement of high cost long-term debt in late 1995 and in early 1996 resulted in reductions of $17.8 million in interest expense. Additionally, CBT reversed $2.5 million of accrued interest expense in the third quarter of 1996 related to overearnings liabilities. The weighted average interest rate decreased from 8.5% to 7.0%. Average debt outstanding decreased from $599 million to $510 million during the same time period.


1995 COMPARED TO 1994

     A combination of higher interest rates on short-term borrowings, additional amounts accrued for FCC overearnings orders and unfavorable exchange rates with the swap agreement were the principal causes of the $3.3 million increase in interest expense.

-------------------------------------------------------------------------------
INCOME TAXES
                                                 % Change            % Change
($ IN MILLIONS)                  1996    1995    96 vs 95    1994     95 vs 94
-------------------------------------------------------------------------------
Income taxes                    $99.7    $5.7       --      $42.1        (86)
Effective tax rate              35.0%   29.3%               35.7%
Effective tax rate
  excluding special items       34.9%   35.6%               35.8%


1996 COMPARED TO 1995 AND 1995 COMPARED TO 1994

     Excluding special items, the effective tax rate did not change significantly in 1996 or 1995. See Note 3 of Notes to Financial Statements for a reconciliation of the effective tax rate.


FINANCIAL CONDITION

CAPITAL INVESTMENT, RESOURCES AND LIQUIDITY

     Management believes that the Company has adequate resources available to finance its ongoing requirements. The Company maintains adequate lines of credit with several institutions to provide support for borrowings and general corporate purposes.

     Cash provided by operating activities, which is the Company's primary source of liquidity, was $252.0 million in 1996. Capital expenditures were $156.2 million, up $40.9 million from 1995. Most of the increase was for a new data center, expansion of teleservice facilities, the replacement of telephone switches and an increase in access lines in service. The sale of the Company's training center in northern Kentucky was the principal source of cash flow from dispositions of assets. Capital expenditures for 1997 are currently estimated to be $215 million excluding acquisitions.

  [GRAPH]

     Other investing activities included payments of $62.7 million for acquisitions. The primary reason for the increase in common shares issued during 1996 was the exercise of stock options for 751,000 common shares by Cincinnati Bell employees.

BALANCE SHEET

     Receivables increased $48.3 million for the year principally from the revenue growth at CBIS and MATRIXX. Payables and other current liabilities decreased $39.1 million during the year primarily from settlements of overearnings liabilities, remaining purchase-price payments for ISD being made, and a lower balance of accrued property taxes due to law changes. Other long-term liabilities decreased $37.1 million with the major cause being the recognition of settlement gains as a reduction of pension liabilities.

CAPITALIZATION

     During 1996 and 1995, the Company restructured its debt by retiring long-term debt and terminating its swap agreement. The debt to capitalization ratio was reduced to 44.3% at December 3, 1996, from 51.8% at December 31, 1995.

     In December 1996, $100 million of 6.7% notes due in December 1997 were classified as a current maturity. The Company intends to either refinance the notes in part or redeem the debt with cash from internally generated funds.

     In January 1997, Duff & Phelps upgraded the Company's senior unsecured debt to A and its commercial paper rating to D-1. Duff & Phelps has reaffirmed CBT's senior unsecured debt at AA-. Moody's Investor Service and Standard and Poor's rate the Company's senior unsecured debt at A3 and A-, respectively, and commercial paper at P-2 and A-2, respectively. The ratings of CBT's unsecured debt by the same two agencies are Aa3 and AA-, respectively.

OTHER INFORMATION

   New three-year contracts between CBT and the Communications Workers of America (CWA) and CBIS and the CWA were approved in the second and third quarters of 1996. The contracts include pay increase of 10.5% over the three-year period 1996-1999 with bonus incentives based on service and/or financial performance. The contracts also address job security and benefit issues, while providing additional flexibility in the pension plans for hourly employees.

REGULATORY MATTERS

TELECOMMUNICATIONS COMPETITION

     Recently enacted and future legislative and regulatory initiatives will have an impact on CBT and other local exchange carriers (LECs). The extent of that impact will not be known until the initiatives are fully implemented. The basic thrust of these initiatives is to encourage competition in the communications industry by removing legal barriers to market entry.

     FEDERAL -- The Telecommunications Act of 1996 (the Act) enacted in February 1996 requires incumbent LECs like CBT to interconnect with the networks of other service providers, unbundle certain network elements and make retail telecommunications services available to competing providers at wholesale rates. The Act leaves the implementation of these mandates to the Federal Communications Commission (FCC) and state regulatory agencies.

     On August 8, 1996, the FCC issued an order establishing regulations to implement the "local competition" provisions of the Act. CBT and several other LECs believe the FCC's regulations with respect to interconnection, unbundling and resale are inconsistent with the requirements of the Act. Accordingly, they sought review of the FCC's order in the United States Court of Appeals. On October 15, 1996, the United States Court of Appeals for the Eighth Circuit stayed the effectiveness of portions of the FCC order, including the FCC's pricing standards. The Court of Appeals has not yet issued a final decision in this case. The FCC regulations requiring LECs to negotiate interconnection agreements with new entrants, unbundle their networks and resell retail telecommunications services, have not been stayed. Pending a decision on the appeal, pricing will be determined by private negotiations as approved by state regulatory authorities or by state arbitrations.

     If the FCC's order is sustained by the courts, and if CBT is unable to obtain waivers of certain regulations, CBT may see erosion of certain revenues designed to subsidize residential telephone service, and may incur increased costs to provide number portability and interconnection. These events could have a material adverse financial impact on CBT. CBT also believes the FCC order significantly enhances the position of its competitors.

     The outcome of three separate, but related, FCC proceedings could be significant for CBT. In the first of these proceedings, the FCC will be considering universal service recommendations developed by a joint board made up of state and federal regulators. In the second of these proceedings, the FCC will be reforming the current access change regime, which could result in an additional reduction in revenues. In the third, the FCC will be implementing regulations that may require certain LECs to share their infrastructure, technology, information and facilities with certain smaller telecommunications service providers.

     OHIO -- The Public Utilities Commission of Ohio (PUCO) recently adopted a set of local service guidelines that largely mirror the requirements of the Act and the FCC regulations discussed above. The guidelines mandate interconnection, unbundling of network elements, the resale of retail telecommunications services, and the implementation of number portability. Rates, terms and conditions for these requirements are to be established through negotiation and/or arbitration. CBT has filed an appeal of the local service guidelines with the Ohio Supreme Court.

     On December 9, 1996, CBT filed a petition with the PUCO requesting a temporary suspension of certain of the Act's requirements and certain of the PUCO's local service guidelines. CBT's filing includes a request for temporary relief from certain federal and state mandates that detail how LECs must interconnect their networks with, and make their facilities available to, interconnectors. CBT's petition was filed pursuant to a provision of the Act which permits local exchange carriers serving fewer than 2% of the nation's access lines to petition their state commissions for suspension and/or modification of the Act's local competition provisions. The PUCO has not yet issued a decision on this petition.

     As of December 31, 1996, the PUCO had granted certificates to provide basic local exchange service in CBT's operating territory to Communications Buying Group (CBG) and Time Warner Communications of Ohio, L.P. (TWCO). CBT believes the PUCO exceeded its statutory authority by granting CBG and TWCO certificates and filed appeals of the decisions with the Ohio Supreme Court. In addition, on January 16, 1997, the PUCO rendered a decision authorizing seven providers to file tariffs no later than March 3, 1997, and granted authority to provide local service upon approval of appropriate interconnection agreements. Three other applications to provide local exchange service in CBT's territory are pending. Applicants with approved tariffs include ICG, MFS, A.R.C. Networks, Sprint, LCI, Cable and Wireless Inc. and Winstar Wireless of Ohio, Inc.

     As of December 31, 1996, seven carriers have officially requested to begin interconnection negotiations with CBT: AirTouch Cellular, Intermedia Communications, ICG, MCI, Ameritech Cellular, Sprint, and Nextel
Communications. Once officially notified, CBT has 135 days to reach agreement with each party before arbitration can be requested from the PUCO. The 135-day periods began to expire in January 1997.

     KENTUCKY -- On September 26, 1996, the Public Service Commission of Kentucky (PSCK) issued its rules for local competition in Kentucky. A major portion of the rules outlines the PSCK's perspective regarding universal service and the development of a universal service fund intended to keep residential rates within the state affordable. The rules established a workshop process to review universal service funding. The rules also established an interim resale discount of 17% for most LEC's, including CBT, pending the submission of company-specific cost studies supporting a smaller discount. The PSCK did not, however, adopt detailed rules for interconnection. CBT is reviewing the rules to determine their impact, but the adopted rules are likely to lead to increased competition for CBT in Kentucky and may have an adverse effect on its operating results.

ALTERNATIVE REGULATION

     On February 5, 1997, CBT filed an alternative regulation plan with the PUCO seeking to gradually rebalance its rates. Upon the plan's approval, residence rates will increase and business rates decrease, although the total effect of the change could be spread over two years. Since the PUCO had not yet ruled on CBT's petition for a temporary suspension as of the date CBT's alternative regulation application was filed, CBT incorporated many of the requests contained in its pending petition for suspension into its alternative regulation application.

OPTIONAL INCENTIVE REGULATION

     CBT began to operate under an optional incentive regulation plan for interstate services in January 1994. Every two years CBT compares actual return with the authorized rate of return, currently 11.25%. Rate changes and new services can be made on a 14-day notice without cost support if CBT sets rates no higher than a geographically adjacent LEC that operates under price cap regulation. This allows CBT to be more responsive to customers and the market.

DEPRECIATION RATE CHANGE

     The FCC is required by the Communications Act of 1934 to prescribe the depreciation rates used to compute depreciation expense for communications common carriers. It is the FCC's practice to review and revise CBT's depreciation rates every three years, in conjunction with the PUCO and the PSCK. CBT's next scheduled triennial depreciation represcription is in 1997. It is possible that depreciation expense will increase as a result of these discussions.

EFFECTS OF REGULATORY ACCOUNTING

     CBT presently gives accounting recognition to the actions of regulators where appropriate as prescribed by SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Criteria that would give rise to the discontinuance of SFAS 71's applicability include (1) increasing competition that restricts CBT's ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation.
     At the present time, CBT believes that, based on its current competitive and regulatory environment, the application of SFAS 71 remains appropriate. However, competitive, legislative and regulatory uncertainties require
CBT to regularly review these criteria. In the event CBT determines that it no longer meets the criteria for following SFAS 71, CBT could recognize an extraordinary non-cash charge of up to $300 million. This would include the elimination of regulatory assets and liabilities, and adjusting the carrying amount of telephone plant to the extent it is not recoverable in future revenues. CBT's estimate of the embedded regulatory assets due to the under depreciation of plant assets, as a result of the regulatory process prescribing depreciation lives for regulatory purposes longer than economic lives, is approximately $170 million. Asset lives used for future depreciation expense would likely be shorter than those approved by regulators.

BUSINESS OUTLOOK

    All of the Company's markets are becoming more competitive as technological change quickens and regulatory barriers recede. This may increase the future variability of the Company's financial results.

TELEPHONE OPERATIONS

    The local exchange business is becoming increasingly competitive. Competitive local exchange carriers, alternative access providers, cable TV providers and wireless providers all intend to compete for segments of the local exchange business. CBT's competitors have substantial capital and resources, and may not face the same regulatory constraints as CBT. Some of these competitors may resell the services of CBT, and may be willing to make significant financial concessions to enter CBT's markets.

    Some competitors will be national in scale and may be able to offer lower prices than CBT. Also, some industry participants have expressed plans to offer a bundle of communications services. These competitors may be willing to offer the local exchange component of their bundle at a loss in order to preserve profits of their core business.

    In addition to competition, CBT faces changing regulation. Both federal and state regulatory agencies are interested in promoting greater competition in the local exchange business. The mandated costs that CBT must incur to open the market, such as interconnection and local number portability, may be significant.

    In anticipation of these changes, CBT continues to streamline its processes to improve responsiveness to customer needs, introduce new products and services, expand distribution channels, improve quality and reduce costs. In addition, CBT will continue to upgrade its network, offer new services, and develop new technologies and merchandising relationships, as sound business judgment dictates. CBT has constructed optical fiber rings in the metropolitan Cincinnati area to improve services for business customers. It has also broadened its service offering to include serving as an agent for direct broadcast satellite television service and providing Internet access.

    In February 1997, CBT and AT&T announced that they had signed a memorandum of understanding to extend their strategic relationship for the marketing and provisioning of telecommunications services in the Cincinnati area. Significant work remains to turn the understanding into a multi-year contract satisfactory to CBT. This agreement does not involve AT&T's relationship with the Company's other subsidiaries.

INFORMATION SYSTEMS

    CBIS is a leading provider of customer-care and billing services and solutions to the communications industry in North America. CBIS also develops network management systems for large international telephone companies, and provides customer-care and billing systems to cable TV providers.

    The wireless industry has been growing in excess of 25% per year in terms of subscribers. Forecasts expect the introduction of PCS to help continue this growth, although perhaps at lower levels. Over the past few years, CBIS has grown with the wireless market. CBIS's future growth is dependent on its clients' success in gaining and retaining customers in an increasingly competitive marketplace.

    CBIS relies on several significant clients for a large percentage of revenue. In 1996, CBIS's top four clients, excluding CBT, accounted for 67% of CBIS's revenues. While CBIS maintains multi-year contracts for its services, several contracts contain provisions that allow a client to terminate the relationship at any time prior to the end of the contract term. The dependence on few clients can cause pricing pressure. Additionally, it is possible that a client may desire to bring its customer-care and billing functions in-house. Consolidation in the industry could cause CBIS to lose a large client. The loss of a large client could result in a material reduction in CBIS's revenues and profits.

    CBIS's leadership in the U.S. wireless market requires significant continued investment in software development. In late 1996, CBIS implemented its initial release of Precedent 2000, a flexible system based on a client-server architecture. Precedent 2000 has not been in production long and will need significant enhancements in order to meet client expectations.

    CBIS also develops network management systems for international communications companies. These systems and contracts are large and complex, often requiring the development of unique solutions. The profitability of these contracts is difficult to forecast and can be volatile.

TELESERVICES

    The continued growth at MATRIXX has primarily been driven by expansion of existing relationships, the addition of new customers, and the acquisition of businesses and new capabilities. MATRIXX continues to increase the range of services it offers, having added technical help desk, Internet services and interactive voice response during the year.

    During 1996, several of MATRIXX's competitors became publicly traded companies through initial public stock offerings. These competitors have gained access to capital to facilitate their growth and make acquisitions. The addition of well-financed competitors could cause pricing and profitability pressures in the industry as well as increase the variability of MATRIXX's financial results.

    MATRIXX's business relies on access to labor. A shortage of available labor, or the need to increase labor rates, could have a significant impact on MATRIXX's financial performance.

    MATRIXX's top three clients, accounting for 44% of 1996 MATRIXX revenues, entered into multi-year contracts during 1996. However, the contracts are able to be terminated prior to the end of the contract term and the loss of a large client would materially impact MATRIXX's revenues and profits.

OTHER

    The Company's other businesses also face competition from businesses offering similar products and services. These businesses are meeting their competition by addressing the needs of their customers, and offering superior value, quality and service.

    The Company, which has a 45% interest in a cellular partnership, has been seeking to dissolve the partnership because of recent changes in the structure of the telecommunications industry, including the enactment of the Telecommunications Act of 1996. These changes have positioned the partnership in direct competition with its two major partners, including the Company, creating irreconcilable conflicts of interest among them.

    In February 1997, the Delaware Supreme Court affirmed a lower court ruling which denied the Company's motion to dissolve the partnership. The Company's share of partnership income was $11.6 million in 1996 and its investment at December 31, 1996, was $54.4 million. The future earnings of the partnership and the ability of the Company to realize the market value of its investment are uncertain.

    In November 1996, the cellular partnership sued the Company seeking a declaratory judgment that the Company be denied the opportunity to provide PCS services and be required to withdraw from the partnership. After the Company was the successful bidder for a PCS license, the partnership's general partner wrote a letter to the Company contending that event constituted a withdrawal of the Company from the partnership. The Company believes that none of its actions conflict with its partnership interest and that it continues to be a limited partner in good standing in the partnership. The matter is before the Delaware Chancery Court.

    The Company utilizes software and related technologies throughout its businesses that will be affected by the date change in the year 2000. An internal study is currently under way to determine the full scope and related costs to insure that the Company's systems continue to meet its internal needs and those of its customers. The Company will begin to incur expenses in 1997 to resolve this issue. These expenses may be significant and may continue through the year 1999.

    The Company does not believe that inflation has had a material effect on its results of operations. However, there can be no assurance that the Company's businesses will not be affected by inflation in the future.

    The Company's foreign operations are subject to the risk of fluctuation in currency exchange rates and to exchange controls. The Company cannot predict the extent to which such controls and fluctuations in currency exchange rates may affect its operations in the future. See Note 18 of Notes to Financial Statements for the revenues and identifiable assets of foreign operations.

    The Company continues to review opportunities for acquisitions and divestitures for all its businesses to enhance shareowner value.

                   CINCINNATI BELL INC
                   REPORTS OF MANAGEMENT AND
                   INDEPENDENT ACCOUNTANTS

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

    The Audit Committee of the Board of Directors (see page 45), which is composed of three directors who are not employees, meets periodically with management, the internal auditors and Coopers & Lybrand L.L.P. to review their performance and responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent accountants periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.


/s/ Brian C. Henry

BRIAN C. HENRY
EXECUTIVE VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners of Cincinnati Bell Inc.

    We have audited the accompanying consolidated balance sheets of Cincinnati Bell Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, common shareowners' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cincinnati Bell Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

    As discussed in Note 2 of Notes to Financial Statements, the Company changed its method of accounting for postemployment benefits in 1994.


/s/ Coopers & Lybrand L.L.P.

Cincinnati.  Ohio
February 14, 1997

                               CINCINNATI BELL INC
                         CONSOLIDATED STATEMENTS OF INCOME



MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS         Year Ended December 31          1996         1995         1994
--------------------------------------------------------------------------------------------------------------------
REVENUES                                                                        $ 1,573.7     $1,336.1    $ 1,228.2
--------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
  Costs of products and services                                                    850.3        705.2        656.3
  Selling, general and administrative                                               273.8        250.8        246.7
  Depreciation and amortization                                                     172.8        162.2        154.1
  Special charges (credits)                                                         (29.7)       171.2          5.7
                                                                                ---------     --------    ---------
    Total costs and expenses                                                      1,267.2      1,289.4      1,062.8
                                                                                ---------     --------    ---------

OPERATING INCOME                                                                    306.5         46.7        165.4

--------------------------------------------------------------------------------------------------------------------
Other Income (Expense), net                                                          12.1        (13.5)         1.7
Interest Expense                                                                     33.9         52.8         49.5
                                                                                ---------     --------    ---------
Income (Loss) Before Income Taxes, Extraordinary Charge
 and Cumulative Effect of Change in Accounting Principle                            284.7        (19.6)       117.6
Income Taxes                                                                         99.7          5.7         42.1
                                                                                ---------     --------    ---------
Income (Loss) Before Extraordinary Charge and
  Cumulative Effect of Change in Accounting Principle                               185.0        (25.3)        75.5
Extraordinary Charge                                                                    -         (7.0)           -
Cumulative Effect of Change in Accounting Principle                                     -            -         (2.9)
                                                                                ---------     --------    ---------

NET INCOME (LOSS)                                                               $   185.0     $  (32.3)   $    72.6
                                                                                ---------     --------    ---------
                                                                                ---------     --------    ---------
--------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) PER COMMON SHARE
 Income (Loss) Before Extraordinary Charge and
  Cumulative Effect of Change in Accounting Principle                           $    2.70     $   (.38)   $    1.15
 Extraordinary Charge                                                                   -         (.11)           -
 Cumulative Effect of Change in Accounting Principle                                    -            -         (.04)
                                                                                ---------     --------    ---------
 Net Income (Loss)                                                              $    2.70     $   (.49)   $    1.11
                                                                                ---------     --------    ---------
                                                                                ---------     --------    ---------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
 INCLUDING EQUIVALENTS (000)                                                       68,589       66,271       65,443

--------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

                                  CINCINNATI BELL INC
                              CONSOLIDATED BALANCE SHEETS

MILLIONS OF DOLLARS     at December 31                      1996          1995
--------------------------------------------------------------------------------

A S S E T S

CURRENT ASSETS
 Cash and cash equivalents                              $    2.0      $    2.9
 Receivables, less allowances of $11.7 and $14.7           315.0         266.7
 Material and supplies                                      17.3          10.5
 Deferred income taxes                                      15.4          25.4
 Prepaid expenses and other current assets                  40.9          35.9
                                                        --------      --------
  Total current assets                                     390.6         341.4

PROPERTY, PLANT AND EQUIPMENT, NET                         985.8         993.9
GOODWILL AND OTHER INTANGIBLES                             205.1         172.3
INVESTMENTS IN UNCONSOLIDATED ENTITIES                      61.3          53.4
DEFERRED CHARGES AND OTHER ASSETS                           28.1          30.7
                                                        --------      --------

TOTAL ASSETS                                            $1,670.9      $1,591.7
                                                        --------      --------
                                                        --------      --------

--------------------------------------------------------------------------------
L I A B I L I T I E S  A N D  S H A R E O W N E R S'  E Q U I T Y

CURRENT LIABILITIES
 Debt maturing within one year                          $  224.2      $  126.1
 Payables and other current liabilities                    288.1         327.2
                                                        --------      --------
  Total current liabilities                                512.3         453.3

LONG-TERM DEBT                                             279.5         386.8
DEFERRED INCOME TAXES                                      119.6         111.3
OTHER LONG-TERM LIABILITIES                                125.1         162.2
                                                        --------      --------

  Total liabilities                                      1,036.5       1,113.6
                                                        --------      --------

COMMITMENTS AND CONTINGENCIES

SHAREOWNERS' EQUITY
 Common shares                                              67.6          66.7
 Additional paid-in capital                                280.6         256.1
 Retained earnings                                         288.5         157.1
 Currency translation adjustments                           (2.3)         (1.8)
                                                        --------      --------
  Total shareowners' equity                                634.4         478.1
                                                        --------      --------

TOTAL LIABILITIES AND SHAREOWNERS' EQUITY               $1,670.9      $1,591.7
                                                        --------      --------
                                                        --------      --------
--------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

                                  CINCINNATI BELL INC
                           CONSOLIDATED STATEMENTS OF CASH FLOWS



MILLIONS OF DOLLARS                        Year Ended December 31                    1996         1995         1994
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                                                $ 185.0      $ (32.3)     $  72.6
 Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Depreciation and amortization                                                    172.8        162.2        154.1
   Special charges (credits)                                                        (29.7)       171.2          5.7
   Provision for loss on receivables                                                  9.0          8.5         11.1
   Charge for purchased research and development                                      5.0          7.5            -
   Cumulative effect of accounting change                                               -            -          4.5
   Other, net                                                                          .1          6.6          9.3
 Change in assets and liabilities net of effects from acquisitions and disposals:
   Increase in receivables                                                          (45.6)       (34.1)       (33.0)
   Decrease (increase) in other current assets                                       (1.4)        (1.1)         6.3
   Increase (decrease) in accounts payable and accrued liabilities                  (35.9)        (1.4)         8.9
   Increase (decrease) in other current liabilities                                 (13.5)       (11.2)        31.7
   Increase (decrease) in deferred income taxes and unamortized
    investment tax credits                                                            6.4        (50.5)        (4.1)
   Decrease (increase) in other assets and liabilities, net                           (.2)         7.3          4.2
   Decrease in assets and liabilities from termination of swap agreement                -        (36.6)           -
                                                                                ---------     --------    ---------

    Net cash provided by operating activities                                       252.0        196.1        271.3
                                                                                ---------     --------    ---------
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures - telephone plant                                             (99.3)       (89.7)      (110.5)
 Capital expenditures - other                                                       (56.9)       (25.6)       (36.2)
 Acquisitions, net of cash acquired                                                 (62.7)       (31.4)           -
 Dispositions of assets                                                              12.7            -         27.0
 Other, net                                                                          (4.9)         5.4          2.5
                                                                                ---------     --------    ---------

    Net cash used in investing activities                                          (211.1)      (141.3)      (117.2)
                                                                                ---------     --------    ---------
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of long-term debt                                                             -         21.9            -
 Repayment of long-term debt                                                        (90.9)       (78.4)        (1.5)
 Net increase (decrease) in short-term debt                                          79.1        (29.9)       (45.9)
 Issuance of common shares                                                           23.7          9.1         15.3
 Dividends paid                                                                     (53.7)       (53.0)       (52.3)
                                                                                ---------     --------    ---------

    Net cash used in financing activities                                           (41.8)      (130.3)       (84.4)
                                                                                ---------     --------    ---------
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                  (.9)       (75.5)        69.7

Cash and cash equivalents at beginning of year                                        2.9         78.4          8.7
                                                                                ---------     --------    ---------

Cash and cash equivalents at end of year                                             $2.0        $ 2.9        $78.4
                                                                                ---------     --------    ---------
                                                                                ---------     --------    ---------
--------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

                            CINCINNATI BELL INC.
                        CONSOLIDATED STATEMENTS OF COMMON
                        SHAREOWNERS' EQUITY



                                                                    Common Shareowners Equity
                                               -----------------------------------------------------------------
                                                                                                                          Common
                                                                     Additional                         Currency           Shares
                                                           Common       Paid-In       Retained       Translation      Outstanding
MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS    Total      Shares       Capital       Earnings       Adjustments        (millions)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1994                     $515.6      $ 65.0        $223.2         $227.4            $    -            65.0
  Shares issued under
    shareowner and employee plans                17.2          .9          16.3              -                 -              .9
  Net income                                     72.6           -             -           72.6                 -               -
  Pension liability adjustment                   (1.0)          -             -           (1.0)                -               -
  Currency translation adjustments                 .4           -             -              -                .4               -
  Dividends on common shares
    $.80 per share                              (52.4)          -             -          (52.4)                -               -

-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                   $552.4      $ 65.9        $239.5         $246.6            $   .4             65.9
  Shares issued under
    shareowner and employee plans                14.5          .7          13.9            (.1)                -               .7
  Other shares issued                             2.8          .1           2.7              -                 -                -
  Net loss                                      (32.3)          -             -          (32.3)                -                -
  Pension liability adjustment                   (4.0)          -             -           (4.0)                -                -
  Currency translation adjustments               (2.2)          -             -              -              (2.2)               -
  Dividends on common shares
    $.80 per share                              (53.1)          -             -          (53.1)                -                -

----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                   $478.1      $ 66.7        $256.1         $157.1             $(1.8)             66.7
  Shares issued under
    shareowner and employee plans                25.7          .9          24.5             .3                 -                .9
  Net income                                    185.0           -             -          185.0                 -                 -
  Currency translation adjustments                (.5)          -             -              -               (.5)                -
  Dividends on common shares
    $.80 per share                              (53.9)          -             -          (53.9)                -                 -

----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                   $634.4      $ 67.6        $280.6         $288.5             $(2.3)             67.6
                                               ------      ------        ------         ------             ------             ----
                                               ------      ------        ------         ------             ------             ----
----------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.


                               CINCINNATI BELL INC.
                          NOTES TO FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES

CONSOLIDATION -- The consolidated financial statements include the accounts of Cincinnati Bell Inc. and its wholly owned subsidiaries (the Company). The Company is a diversified communications company with principal businesses in three industry segments. The telephone operations segment, Cincinnati Bell Telephone Company (CBT), provides local telephone exchange services and products in the Greater Cincinnati area. The information systems segment, Cincinnati Bell Information Systems Inc. (CBIS), provides and manages customer-care and billing solutions for the communications and cable TV industries. The teleservices segment, MATRIXX Marketing Inc. (MATRIXX), provides a full range of outsourced telephone marketing solutions to large corporations. The information systems and teleservices segments have minor international operations, primarily in Europe. The Other category includes the Company's businesses which provide long distance, directory services and communications equipment. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year's presentation.

   USE OF ESTIMATES -- Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

   REGULATORY ACCOUNTING -- CBT follows the accounting under the provisions of Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation." This accounting reflects the rate actions of regulators in the financial statements. The rate actions can provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset, impose a liability, or eliminate a liability previously imposed. The most significant impact from the rate actions is on depreciation because regulatory recovery periods used for telephone plant are longer than the useful lives that might otherwise be used. The Company continually reviews the applicability of SFAS 71 based on developments in its current regulatory and competitive environment. In the event CBT determines that it no longer meets the criteria for following SFAS 71, CBT could recognize an extraordinary non-cash charge of an amount that would be material. This would include the elimination of regulatory assets and liabilities, and adjusting the carrying amount of telephone plant to the extent it is not recoverable in future revenues. CBT's estimate of the embedded regulatory assets due to the under depreciation of plant assets, as a result of the regulatory process prescribing depreciation lives for regulatory purposes longer than economic lives, is approximately $170 million. Asset lives used for future depreciation expense would likely be shorter than those approved by regulators. The accounting under the provisions of SFAS 71 results in non-plant regulatory assets of $10.2 million and regulatory liabilities of $22.1 million as described in Note 3.

   CASH EQUIVALENTS -- Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less.

   MATERIAL AND SUPPLIES -- New and reusable material, related to the regulated telephone operations, are carried at average original cost, or specific costs for large items. Nonreusable material is carried at estimated salvage value.

   PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at original cost.

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

   SOFTWARE DEVELOPMENT COSTS -- Research and development expenditures are charged to expense as incurred. The development costs of software to be marketed are charged to expense until technological feasibility is established. After that time, the remaining software development costs are capitalized and recorded in property, plant and equipment. Amortization of the capitalized amounts is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product, generally not exceeding four years.

   GOODWILL AND OTHER INTANGIBLES -- Goodwill resulting from the purchase of businesses and other intangibles are recorded at cost and amortized on a straight-line basis over periods ranging from 5 to 40 years. Goodwill and other intangibles are evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized.

   REVENUE RECOGNITION -- Local telephone service revenues are generally billed monthly in advance and are recognized when services are provided. Information systems revenues consist of data processing revenue recognized as services are performed. On certain long-term systems development contracts, the percentage of completion method is used to recognize revenues. Because the percentage of completion method requires estimates of costs to complete contracts, it is possible that estimated costs to complete contracts will be revised in the near term. Revenues from software maintenance agreements are deferred and are recognized over the maintenance period. Software licensing revenues are recognized when delivery of the software occurs if the Company does not have to provide additional significant service under the contract. Billed but unearned revenues are deferred. All other revenues are recognized when the services are performed regardless of the period in which they are billed.

   INCOME TAXES -- The provision for income taxes consists of an amount for taxes currently payable and a provision for tax consequences deferred to future periods based on the liability method. For financial statement purposes, deferred investment tax credits are being amortized as a reduction of the provision for income taxes over the estimated useful lives of the related property, plant and equipment.

   EARNINGS PER COMMON SHARE -- Earnings per common share are calculated by using the weighted average number of common shares outstanding including stock equivalents.

   STOCK-BASED COMPENSATION -- Compensation cost is measured under the intrinsic value method. Pro forma disclosures of net income and earnings per share are presented as if the fair value method had been applied.

   CURRENCY TRANSLATION -- Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated to U.S. dollars at year-end exchange rates. The related currency translation adjustments are reflected as cumulative translation adjustments, a separate component of shareowners' equity. Revenue and expenses are translated at average rates of exchange prevailing during the year.

   FINANCIAL INSTRUMENTS -- The Company manages certain portions of its foreign currency and interest rate fluctuations through a small number of instruments but does not engage in foreign currency speculation. Generally, foreign currency instruments and forwards are valued relative to the period-ending spot rate. Gains and losses applicable to those instruments are recorded to income currently with the exception of amounts related to foreign currency instruments that have been designated as a hedge of a net investment in a foreign subsidiary. Hedge results of a net investment in a foreign subsidiary are excluded from income and recorded as adjustments to shareowners' equity until the related subsidiary is sold or liquidated. The interest elements of these foreign instruments are recognized to income ratably over the life of the contract. The interest rate differential to be paid or received on interest rate differential to be paid or received on interest rate swap agreements and related foreign currency transaction gains and losses are accrued as interest rates change and are recognized as an adjustment of interest expense.

2.  SPECIAL ITEMS

1996

SPECIAL CHARGES (CREDITS)

    In the first quarter of 1995, the Company approved a restructuring plan for CBT and CBI. The restructuring plan resulted in the need for fewer people to operate the business. More than 1,300 employees accepted the early retirement offer and at December 31, 1996, approximately 350 management and 950 hourly employees had left the Company. The remaining employees who accepted the offer will leave the Company no later than March 31, 1997.

   During 1996, the Company recorded $27.4 million of non-cash pension settlement gains and reversed $2.3 million of the restructuring liability which increased net income by $18.9 million or $.28 per share. Cash expenditures of $3.2 million for vacation buyouts, severance and real estate costs and the above restructuring liability reversal reduced the liability to $8.7 million at year end. The liability reversal was the result of better-than-expected utilization of leased real estate. The Company expects to recognize approximately $20 million of additional settlement gains in the first half of 1997.

   In December 1993, the Company announced a restructuring plan for CBIS. At December 31, 1996, the balance of the 1993 CBIS restructuring and disposal liability was $2.6 million. Charges for discontinued products and contingencies of businesses sold reduced the reserve by $3.7 million during 1996.

NON-RECURRING ITEMS

   Costs and expenses include $5.0 million of in-process research and development costs which were expensed in connection with acquisitions. This reduced net income by $3.1 million or $.05 per share.

   Interest expense reflects a reversal of $2.5 million of accrued interest by CBT related to overearnings liabilities. As a result, net income increased $1.6 million or $.02 per share (see Note 17).

1995

SPECIAL CHARGES

   During 1995, the Company recorded special charges of $131.6 million, net of settlement gains, to reflect the cost of the CBT and CBI restructuring plan. The charges included $58 million for pension enhancements, $54 million of curtailment losses for postretirement health care costs, $7 million for lease termination costs, $4 million for vacation buyouts and severance pay and the remainder for other costs. The charges reduced net income by approximately
$84 million or $1.26 per share.

   During 1995, cash payments of $7.7 million were applied to the restructuring liability, including $4 million for the non-qualified portion of lump-sum pension distributions and $3.4 million for vacation buyouts and severance.

   In December 1995, the Company recognized an impairment loss of $39 million resulting from the writedown of goodwill related to the Company's French telephone marketing businesses (see Note 7).

NON-RECURRING ITEMS

    Costs and expenses include $7.5 million of in-process research and development costs which were expensed in connection with CBIS acquisitions. This reduced net income by $4.6 million or $.07 per share (see Note 6).

    Other income (expense), net includes a charge to reduce to market value real estate held for sale, which decreased net income by $3.3 million or $.05 per share. Also included is a charge resulting from termination of the Company's interest rate and currency swap agreement, which was used to hedge its investment in MATRIXX's French operations, reducing net income by $8.5 million or $.13 per share (see Note 10).

EXTRAORDINARY CHARGE

    In December 1995, the Company retired, at a premium, $75 million of 9.1% notes through redemption and partial insubstance defeasance. A portion of the debt was redeemed by cash payments of $56.4 million, including accrued interest. In addition, U.S. government securities totaling $21.3 million were placed in a trust and their use irrevocably restricted to satisfy the remaining principal balance of $18.6 million and interest payments thereon. Available cash was used to finance the transaction. The cost of the retirement reduced net income by $7 million or $.11 per share.

1994

SPECIAL CHARGES

    In December 1994, certain senior managers left CBT through a voluntary separation incentive program. The cost of this offer, including estimated curtailment losses from the Company's non-qualified pension program, partially offset by a reduction in the CBIS restructuring and disposal liability established in 1993, was $5.7 million and reduced net income by $3.7 million or $.06 per share.

ACCOUNTING CHANGE

    Effective January 1, 1994, the Company adopted SFAS 112, "Employers' Accounting for Post-employment Benefits." SFAS 112 required the accrual of the obligation for benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment, but before retirement. These benefits include workers compensation, disability benefits and health care coverage for a limited time. The Company previously expensed these costs as they were paid. The cumulative effect of this accounting change reduced net income by $2.9 million or $.04 per share.

3. INCOME TAXES

    The components of income tax expense are as follows:

MILLIONS OF DOLLARS      Year Ended December 31    1996     1995     1994
-------------------------------------------------------------------------------

Current:
  Federal                                         $80.6    $ 49.7    $47.2
  Foreign                                            .5        .2      (.2)
  State and local                                   6.0       6.1      3.7
                                                  -----    ------    -----
    Total current                                  87.1      56.0     50.7
Deferred                                           14.9     (49.0)    (4.5)
Investment tax credits                             (1.9)     (1.3)    (3.2)
Adjustment of valuation allowance
  related to net capital losses                     (.4)       --      (.9)
                                                  -----    ------    -----
Total                                             $99.7    $  5.7    $42.1
                                                  -----    ------    -----
                                                  -----    ------    -----

    The components of the Company's deferred tax assets and liabilities are as follows:

MILLIONS OF DOLLARS      at December 31                     1996     1995
-------------------------------------------------------------------------------

Deferred tax asset:
  Restructuring charges                                    $  3.2   $  6.7
  Employee benefits                                          23.0     32.7
  Unamortized investment tax credit                           7.0      8.0
  Loss carryforwards                                         26.7     28.6
  Accrued liabilities                                         3.0      9.2
  Other                                                      19.0     21.3
                                                           ------   ------
                                                             81.9    106.5
  Valuation allowance                                       (21.7)   (22.7)
                                                           ------   ------
  Net deferred tax asset                                     60.2     83.8
                                                           ------   ------
Deferred tax liability:
  Depreciation and amortization                             144.2    148.2
  Basis differences on items previously
    flowed through to ratepayers                             10.2     12.2
  Other                                                       3.8      3.4
                                                           ------   ------
  Total deferred tax liability                              158.2    163.8
                                                           ------   ------
  Net deferred tax liability                               $ 98.0   $ 80.0
                                                           ------   ------
                                                           ------   ------

  The following is a reconciliation of the statutory federal income tax rate with the effective tax rate for each year:

                                                  1996      1995     1994
-------------------------------------------------------------------------------

U.S. federal statutory rate                       35.0%    (35.0)%   35.0%
Insurance cash surrender value                     (.2)     (2.3)     (.2)
Plant basis differences, net of
  depreciation                                      .4       6.2      1.1
Rate differential on reversing
  temporary differences                            (.4)     (8.9)    (1.4)
Amortization and writedown of
  intangible assets                                 .6      78.8      1.6
State and local income taxes, net of
  federal income tax benefit                       1.5      13.5      2.9
Investment and research tax credits               (1.4)    (18.6)    (4.0)
Taxes related to prior years                        --       3.8       .6
Other differences                                  (.5)     (8.2)      .1
                                                  -----    ------    -----
Effective rate                                    35.0%     29.3%    35.7%
                                                  -----    ------    -----
                                                  -----    ------    -----

    At December 31, 1996 and 1995, the liability for income taxes includes approximately $10.2 million and $12.2 million, respectively, representing the cumulative amount of income taxes on temporary differences which were previously flowed through to ratepayers. CBT also recorded a corresponding regulatory asset for these items, representing amounts which will be recovered through the ratemaking process, which is recorded in other assets. These deferrals have been increased for the tax effect of the future revenue requirement and will be amortized over the lives of the related depreciable assets concurrently with their recovery in rates.

    In addition, other long-term liabilities include a regulatory liability at December 31, 1996 and 1995, of approximately $22.1 million and $26.1 million, respectively, a substantial portion of which represents the excess deferred taxes on depreciable assets, resulting primarily from the reduction in the statutory federal income tax rate from 46% to 35%. This amount will be amortized over the lives of the related depreciable assets in accordance with the average rate assumption method required by the Tax Reform Act of 1986. The regulatory liability also includes an amount associated with unamortized investment tax credits, which will be amortized in the same manner as the underlying investment tax credits. These regulatory liabilities have been increased to reflect future revenue requirement levels.

    The Company had net operating loss carryforwards applicable to foreign subsidiaries at December 31, 1996 and 1995, of approximately $15.3 million and $17.6 million, respectively. Utilization of the foreign carryforwards is dependent upon future earnings of each subsidiary with foreign carryforwards expiring 1997 through 2003. Management believes it is more likely than not that all of the deferred tax assets applicable to net operating loss carryforwards of foreign subsidiaries will be realized. However, the amount considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The Company had U.S. capital loss carryforwards at December 31, 1996 and 1995, of approximately $62.0 million and $64.9 million, respectively. Utilization of these capital losses is dependent upon the generation of future capital gains with the carryforwards expiring in 1998 through 2000 and, accordingly, a valuation allowance has been established for the related deferred tax asset.

4. RETIREMENT PLANS

PENSIONS

    The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for nonmanagement employees and one supplementary, nonqualified, unfunded plan for certain senior managers. The pension benefit formula for the management plan is a cash balance plan where the pension benefit is determined by a combination of compensation based credits and annual guaranteed interest credits. As a result of the 1996 collective bargaining, effective January 1, 1997, the nonmanagement pension plan changed the method of calculating the defined benefit payable at retirement date to a cash balance benefit. The pension benefit is determined by a combination of service and job classification based credits and annual interest credits. Benefits for the supplementary plan are based on years of service and eligible pay.

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

    Pension cost includes the following components:

MILLIONS OF DOLLARS      Year Ended December 31    1996      1995      1994
-------------------------------------------------------------------------------

Service cost (benefits earned
  during the period)                              $  7.2    $  6.9    $ 12.4
Interest cost on projected
  benefit obligation                                35.3      48.9      39.9
Actual return on plan assets                      (147.1)   (185.6)     10.5
Amortization and deferrals - net                   112.6     131.5     (63.2)
Special termination benefits                           -      58.8         -
Curtailment loss                                       -       4.9       4.1
Settlement gains                                   (27.4)     (5.9)        -
                                                   -----    ------     -----
Pension cost (income)                             $(19.4)  $  59.5    $  3.7
                                                   -----    ------     -----
                                                   -----    ------     -----

    The following table sets forth the plans' funded status:

MILLIONS OF DOLLARS      at December 31                     1996     1995
-------------------------------------------------------------------------------

Actuarial present value of accumulated
  benefit obligation including vested
  benefits of $518.8 million and
  $574.4 million, respectively                             $ 549.9   $ 688.3
                                                           -------   -------
                                                           -------   -------
Plan assets at fair value (primarily listed
  stocks, bonds and real estate, including
  $43.0 million and $120.1 million,
  respectively, in common shares of
  Cincinnati Bell Inc.)                                    $698.6    $ 698.9
Actuarial present value of projected
  benefit obligation                                       (587.3)    (709.0)
                                                           -------   -------
Plan assets over (under) projected
  benefit obligation                                        111.3     (10.1)
Unrecognized prior service cost                              21.9      30.9
Unrecognized transition asset                               (25.8)    (36.1)
Unrecognized net gain                                      (114.6)    (18.0)
Recognition of minimum liability                             (6.7)     (7.8)
                                                           -------   -------
Accrued pension liability                                 $ (13.9)  $ (41.1)
                                                           -------   -------
                                                           -------   -------

    In 1996, settlement gains of $27.4 million were recognized by the Company with a corresponding reduction in the pension liability. In 1995, the Company recognized approximately $58 million of special termination benefits in connection with the 1995 restructuring (see Note 2).

    The Company used the following rates in determining the actuarial present value of the projected benefit obligation and pension cost for the three pension plans:

At December 31                                    1996      1995     1994
-------------------------------------------------------------------------------

Discount rate - projected
  benefit obligation                              7.25%     7.00%    8.25%
Future compensation growth rate                   4.00%     4.00%    4.00%
Expected long-term rate of
  return on plan assets                           8.25%     8.25%    8.25%

SAVINGS PLANS

    The Company sponsors several defined contribution plans covering substantially all employees. The Company's contributions to the plans are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Company contributions to the defined contribution plans were $9.4 million, $10.9 million and $8.4 million for 1996, 1995 and 1994, respectively.

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

    The components of postretirement benefit cost are as follows:

MILLIONS OF DOLLARS      Year Ended December 31             1996      1995
-------------------------------------------------------------------------------

Service cost (benefits earned during the period)           $ 1.8     $  1.6
Interest cost on accumulated postretirement
  benefit obligation                                        15.6       15.2
Actual return on plan assets                                (5.7)      (4.7)
Amortization and deferrals - net                             5.3        5.5
Curtailment loss                                              --       53.8
                                                           -------   -------
Postretirement benefit cost                                $17.0      $71.4
                                                           -------   -------
                                                           -------   -------

    The funded status of the plans is:

MILLIONS OF DOLLARS      at December 31                     1996       1995
-------------------------------------------------------------------------------

Accumulated postretirement benefit obligation
  Retirees and dependents                                  $191.6     $201.4
  Fully eligible active participants                          6.6        7.4
  Other active participants                                  29.1       26.4
                                                           -------    ------
                                                            227.3      235.2
Plan assets at fair value                                   (95.1)     (74.9)
                                                           -------    ------
Accumulated postretirement benefit obligation
  in excess of plan assets                                   132.2     160.3
Unrecognized prior service cost                               (3.3)     (2.8)
Unrecognized transition obligation                           (82.4)    (87.5)
Unrecognized net gain                                          5.2     (14.9)
                                                           -------    ------
Accrued postretirement benefit cost                         $ 51.7    $ 55.1
                                                           -------    ------
                                                           -------    ------

    The transition obligation is being amortized over twenty years. The curtailment loss in 1995 was a result of the business restructuring.

    The accumulated postretirement benefit obligation and plan assets amounts at December 31, 1996 and 1995, include $1.5 million and $1.1 million, respectively, for group life insurance benefits.

     The Company used the following rates in determining the actuarial present value of the accumulated postretirement benefit obligation (APBO) and postretirement benefit costs:


At December 31                                          1996           1995
---------------------------------------------------------------------------

Discount rate - APBO                                   7.25%          7.00%
Expected long-term rate of return for VEBA assets      8.25%          8.25%
Expected long-term rate of return for RFA assets       8.00%          8.00%

     The assumed health care cost trend rate used to measure the postretirement health benefit obligation at December 31, 1996, was 6.6% and is assumed to decrease gradually to 4.3% by the year 2005. A one percentage point increase in the assumed health care cost trend rate would have increased the aggregate of the service and interest cost components of 1996 postretirement health benefits by approximately $.7 million, and would increase the accumulated postretirement benefit obligation as of December 31, 1996, by approximately $9.1 million.


6.   SOFTWARE DEVELOPMENT COSTS

     Capitalized software development costs, net of accumulated amortization, consist of the following:


MILLIONS OF DOLLARS                      1996           1995           1994
---------------------------------------------------------------------------

Balance - beginning of year            $ 18.8         $ 30.1         $ 35.1
Additions                                   -              -            5.5
Amortization                             (9.3)         (11.3)         (10.5)
                                       ------         ------         ------
Balance - end of year                  $  9.5         $ 18.8         $ 30.1
                                       ------         ------         ------
                                       ------         ------         ------

     Amortization of capitalized software cost is included in depreciation and amortization expense. Product development costs were $60.4 million in 1996, and $39.0 million and $22.1 million in 1995 and 1994, respectively.

     In connection with acquisitions in 1996 and 1995, $5.0 million and $7.5 million, respectively, of the purchase price was allocated to in-process research and development and charged to product development costs at the time of the acquisition. As of the date of the acquisitions, the Company concluded that the in-process technology had no alternative future use and had not reached technological feasibility.

7.   GOODWILL AND OTHER INTANGIBLES

     Goodwill and other intangibles, net of accumulated amortization, consist of the following:


MILLIONS OF DOLLARS                                     1996           1995
---------------------------------------------------------------------------

Balance - beginning of year                           $172.3         $197.4
Additions                                               45.0           24.4
Writedown                                                  -          (39.0)
Amortization                                           (11.8)          (8.8)
Other                                                    (.4)          (1.7)
                                                      ------         ------
Balance - end of year                                 $205.1         $172.3
                                                      ------         ------
                                                      ------         ------

Accumulated amortization - end of year                $ 98.4         $ 89.2


     Additions to goodwill in 1996 and 1995 were the result of business acquisitions that were accounted for using the purchase method of accounting. The purchase contracts of certain 1996 acquisitions contain provisions that could increase the related purchase price by up to $20 million if certain conditions are met. Any increases in the purchase price will be recorded as goodwill.

     In December 1995, the Company recognized a goodwill impairment charge of $39 million, with no associated tax benefit, that reduced net income by $39 million or $.59 per share. The goodwill was related to the 1990 acquisition of two French telephone marketing businesses. The impairment was recognized because it became apparent in late 1995 that the French business would not likely meet plans required to sustain the recorded goodwill.


8.   DEBT MATURING WITHIN ONE YEAR AND LINES OF CREDIT

     Debt maturing within one year consists of the following:


MILLIONS OF DOLLARS   at December 31     1996           1995           1994
---------------------------------------------------------------------------

Short-Term Debt
  Commercial paper                     $ 30.0         $    -         $ 65.8
  Bank notes                             85.0           35.9              -
Current maturities of long-term debt    109.2           90.2            2.9
                                       ------         ------         ------
    Total                              $224.2         $126.1         $ 68.7
                                       ------         ------         ------
                                       ------         ------         ------
Weighted average interest rates on
  short-term debt                        5.5%           5.9%           6.2%


     Average balances of short-term debt and related interest rates for the last three years are as follows:


MILLIONS OF DOLLARS                      1996           1995           1994
---------------------------------------------------------------------------

Average amounts of short-term debt
  outstanding during the year*         $113.5         $ 66.1         $ 69.5
Weighted average interest rate
  during the year**                      5.6%           6.1%           4.2%
Maximum amounts of short-term debt
  at any month-end during the year     $140.0         $ 71.1         $100.2

  *  Amounts represent the average daily face amount of notes.
 ** Weighted average interest rates are computed by dividing the daily average face amount of notes into the aggregate related interest expense.

     At December 31, 1996, the Company had approximately $118 million of unused bank lines of credit, which are available to provide support for commercial paper borrowings. These lines of credit are available for general corporate purposes. There are no material compensating balances or commitment fee agreements under these credit arrangements.


9.   LONG-TERM DEBT

     Long-term debt is as follows:


MILLIONS OF DOLLARS    at December 31                   1996           1995
---------------------------------------------------------------------------

Debentures/Notes
     Year of Maturity         Interest Rate %

     1996                     7.300                   $    -         $ 40.0
     1997                     6.700                    100.0          100.0
     1999                     8.625                        -           40.0
     2002                     4.375                     20.0           20.0
     2003                     6.240                     20.0           20.0
     2005                     6.330                     20.0           20.0
     2011                     7.375                     50.0           50.0
     2023                     7.250                     50.0           50.0
     2023                     7.180-7.270               80.0           80.0
                                                      ------         ------
                                                       340.0          420.0
Capital leases and other                                48.7           57.0
                                                      ------         ------
                                                       388.7          477.0
Current maturities                                    (109.2)         (90.2)
                                                      ------         ------
Total                                                 $279.5         $386.8
                                                      ------         ------
                                                      ------         ------


     At December 31, 1996, $100 million of 6.7% notes due in December 1997 were classified as a current maturity.

     In December 1995, CBT called for redemption $40 million of 7.3% notes due 1996 and $40 million of 8 5/8% notes due 1999. The redemption was accomplished in January 1996 by issuing short-term debt. The cost of the redemption was minimal.


10.  TERMINATION OF INTEREST RATE AND CURRENCY SWAP AGREEMENT

     In December 1995, the Company terminated an interest rate and currency swap agreement that was entered into in 1990 to hedge the Company's investment in a French subsidiary of MATRIXX. The agreement effectively converted $41.7 million of the Company's short-term variable rate borrowings to long-term French franc fixed-interest-rate debt due in the year 2000. Net effective interest expense accrued at approximately 11%. Currency gains and losses were reflected in the currency adjustment in the shareowners' equity.

     The net effect of the swap for the years ended December 31, 1995 and 1994, was to increase interest expense by $5.1 million and and $4.5 million, respectively. The swap also increased the Company's weighted average interest rate from 7.7% to 8.5% in 1995 and from 7.4% to 8.2% in 1994. Under the terms of the agreement, the Company paid additional termination costs of $13.3 million in 1995. The termination costs were recorded in other income (expense), net.


11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and cash equivalents, and short-term debt, consisting of commercial paper and short-term notes payable - the carrying amount approximates fair value because of the short time to maturity of those instruments.

     Long-term debt - the fair value is estimated based on year-end closing market prices of the Company's debt and of similar liabilities. The carrying amounts at December 31, 1996 and 1995, were approximately $353.9 million and $441.9 million, respectively. The estimated fair values at December 31, 1996 and 1995, were $351.3 million and $448.4 million, respectively.

12.  COMMON AND PREFERRED SHARES

COMMON SHARES

     The Company is authorized to issue up to 240 million common shares. Par value of the common shares is $1 per share. At December 31, 1996 and 1995, there were 67.6 million and 66.7 million common shares outstanding, respectively.

     On February 3, 1997, the Company's Board of Directors approved a two-for-one split of the Company's common shares payable to shareowners of record May 2, 1997. The split will not affect the total dollar amount of common shareowners' equity.


COMMON SHARE PURCHASE RIGHTS PLAN

     In 1986, the Company adopted a Share Purchase Rights plan. Under the plan, shareholders received, in connection with each common share owned, the right to purchase one one-hundredth of a Series A Preferred Share at an exercise price of $125, subject to adjustment. The rights expired on November 5, 1996.


PREFERRED SHARES

     The Company is authorized to issue up to 4 million voting preferred shares and 1 million nonvoting preferred shares. At December 31, 1996 and 1995, there were no preferred shares outstanding.


13.  STOCK-BASED COMPENSATION PLANS

     The Company has three plans which allow for the granting of stock options and other stock-based awards to officers, directors and certain key employees. The options are granted at no less than market value of the stock at the grant date. Generally, stock options have a ten-year term and vest within three years of grant. There were no stock appreciation rights granted or outstanding during the three year period ended December 31, 1996.

     The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans.
If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below:


MILLIONS OF DOLLARS
EXCEPT PER SHARE AMOUNTS    Year Ended December 31      1996           1995
---------------------------------------------------------------------------

Net income (loss)             As reported             $185.0        $ (32.3)
                              Pro forma               $183.1        $ (33.5)

Earnings (loss)
  per share                   As reported             $ 2.70         $ (.49)
                              Pro forma               $ 2.66         $ (.50)


     The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

     The fair value of Cincinnati Bell Inc. stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                                        1996           1995
---------------------------------------------------------------------------

Expected dividend yield                                 3.5%           4.7%
Expected volatility                                    29.2%          22.9%
Risk-free interest rate                                 5.5%           7.5%
Expected holding period - years                            4              4

     Presented below is a summary of the status of the Cincinnati Bell Inc. stock options and the related transactions for the years ended December 31:


SHARES IN THOUSANDS                           1996                1995                1994
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                Weighted            Weighted            Weighted
                                                 Average             Average             Average
                                                Exercise            Exercise            Exercise
                                       Shares      Price   Shares      Price   Shares      Price
                                       -----------------   -----------------   -----------------
Outstanding - beginning of year        2,897               2,779               2,533      $20.72
Granted                                1,060      $40.41   1,017      $18.79     845       17.90
Exercised                               (751)      18.91    (389)      18.62       -           -
Canceled                                (218)      27.45    (510)      23.02    (599)      19.87
                                       -----               -----               -----
Outstanding - end of year              2,988       26.27   2,897       19.27   2,779       20.04
                                       -----               -----               -----
                                       -----               -----               -----

Options exercisable at year end        1,685               1,921               1,684
Options available for future grant     4,081               4,306               4,382
Weighted average fair value of
  options granted during year          $9.20



     The following table summarizes the status of Cincinnati Bell Inc.'s stock options outstanding and exercisable at December 31, 1996:


                                              Options                          Options
SHARES IN THOUSANDS                       Outstanding                      Exercisable
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
                                            Weighted
                                             Average    Weighted              Weighted
                                           Remaining     Average               Average
Range of                                 Contractual    Exercise              Exercise
Exercise Prices                Shares  Life in Years       Price    Shares       Price
-----------------------        ---------------------------------    ------------------
$12.00 to $24.31                1,914            6.4      $18.71     1,617      $19.02
$24.56 to $48.13                  781            8.8       33.45        56       35.38
$48.38 to $59.94                  293            9.9       56.56        12       49.41
                                -----                                -----
$12.00 to $59.94                2,988            7.4       26.27     1,685       19.78
                                -----                                -----
                                -----                                -----



     Restricted stock awards during 1996, 1995 and 1994 were 50,000 shares, 229,000 shares and 72,000 shares, respectively. The weighted average market value of the shares on the grant date were $40.41, $25.03 and $16.68, respectively. Restricted stock awards vest over time, generally one to five years.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

14.  LEASE COMMITMENTS

     The Company leases certain facilities and equipment used in its operations. Total rental expenses amounted to approximately $82.9 million, $69.3 million and $71.7 million in 1996, 1995 and 1994, respectively.

     At December 31, 1996, the aggregate minimum rental commitments under noncancelable leases for the periods shown are as follows:


                                                 Operating    Capital
MILLIONS OF DOLLARS                                 Leases     Leases
---------------------------------------------------------------------
---------------------------------------------------------------------
1997                                                $ 72.2      $ 7.7
1998                                                  61.2        7.2
1999                                                  42.6        4.7
2000                                                  31.2        4.6
2001                                                  17.4        4.6
Thereafter                                            56.2       50.2
                                                    ------      -----
  Total                                             $280.8       79.0
                                                    ------
                                                    ------

Amount representing interest                                     44.3
                                                                -----

Present value of net minimum lease payments                     $34.7
                                                                -----
                                                                -----



     Capital lease obligations incurred were approximately $2.1 million, $2.3 million and $7.3 million in 1996, 1995 and 1994, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

15.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    All adjustments necessary for a fair statement of income for each period have been included.


MILLIONS OF DOLLARS
EXCEPT PER SHARE AMOUNTS             1st      2nd      3rd      4th      Total
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1996
REVENUES                          $362.1   $376.0   $403.2   $432.4   $1,573.7
OPERATING INCOME                  $ 72.6   $ 74.5   $ 74.9   $ 84.5   $  306.5
NET INCOME                        $ 41.7   $ 44.8   $ 46.9   $ 51.6   $  185.0
EARNINGS PER SHARE                $ 0.62   $ 0.65   $ 0.68   $ 0.75   $   2.70
--------------------------------------------------------------------------------
1995
Revenues                          $331.8   $334.1   $327.0   $343.2   $1,336.1
Operating Income (Loss)           $(80.4)  $ 56.3   $ 57.1   $ 13.7   $   46.7
Income (Loss) Before
  Extraordinary Charge            $(59.5)  $ 27.0   $ 28.7   $(21.5)  $  (25.3)
Net Income (Loss)                 $(59.5)  $ 27.0   $ 28.7   $(28.5)  $  (32.3)
Earnings (Loss)
  Per Share                       $(0.90)  $ 0.41   $ 0.43   $(0.43)  $  (0.49)
--------------------------------------------------------------------------------


     In 1996, net income increased by $3.5 million or $.05 per share per quarter for the first three quarters and $6.9 million or $.10 per share in the fourth quarter for settlement gains resulting from lump sum pension distributions to employees under the 1995 business restructuring offer. In addition to the settlement gains, a reversal of restructuring liabilities in the fourth quarter increased net income $1.5 million or $.02 per share. Also in the fourth quarter, expensing of acquired research and development decreased net income by $1.8 million or $.02 per share.

     Net income for the third quarter 1996 increased by $1.6 million or $.02 per share primarily as a result of a reversal of accrued interest expense related to overearnings liabilities. The increase was partially offset by a decrease in net income of $1.3 million or $.02 per share from the expensing of acquired in-process research and development.

     Net income for the fourth quarter 1995 was reduced by $61 million or $.92 per share primarily as a result of several special items during the quarter. These items include the expensing of acquired research and development, a goodwill impairment loss, charges for the termination of an interest rate and currency swap agreement, the reduction to market value of certain real estate held for sale and an extraordinary charge for early extinguishment of debt.

     Net income for the first quarter of 1995 was reduced by $84.1 million or $1.27 per share for special charges as a result of a business restructuring at CBT and CBI and $1.5 million or $.02 per share for the expensing of acquired in-process research and development.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

16.  ADDITIONAL FINANCIAL INFORMATION

Income Statement


MILLIONS OF DOLLARS     Year Ended December 31    1996         1995         1994
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Taxes other than income taxes:
  Property                                       $33.3        $36.9        $39.1
  Gross receipts                                  17.8         21.0         19.4
  Payroll-related                                 42.2         35.0         33.6
  Other                                            1.7           .8           .7
                                                 -----        -----        -----
    Total                                        $95.0        $93.7        $92.8
                                                 -----        -----        -----
                                                 -----        -----        -----

Interest expense:
  Long-term debt                                 $29.1        $47.0        $46.2
  Short-term debt                                  6.3          4.1          2.9
  Other                                           (1.5)         1.7           .4
                                                 -----        -----        -----
    Total                                        $33.9        $52.8        $49.5

                                                 -----        -----        -----
                                                 -----        -----        -----



Balance Sheet


MILLIONS OF DOLLARS     at December 31                         1996         1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Property, Plant and Equipment, net:
  Telephone plant                                          $1,571.7     $1,503.4
  Accumulated depreciation                                   (716.5)      (634.9)
                                                           --------     --------
    Net telephone plant                                       855.2        868.5
  Other property and equipment                                321.1        282.5
  Accumulated depreciation                                   (190.5)      (157.1)
                                                           --------     --------
    Total                                                  $  985.8     $  993.9
                                                           --------     --------
                                                           --------     --------

Payable and other current liabilities:
  Accounts payable and accrued liabilities                 $  176.2     $  201.2
  Accrued taxes                                                37.9         48.0
  Advance billing and customers' deposits                      39.8         40.5
  Other current liabilities                                    34.2         37.5
                                                           --------     --------
    Total                                                  $  288.1     $  327.2
                                                           --------     --------
                                                           --------     --------


Statement of Cash Flows


MILLIONS OF DOLLARS     Year Ended December 31                 1996         1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Cash paid for:
  Interest (net of amount capitalized)                        $37.3        $46.8
  Income taxes                                                $87.9        $61.6


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

17. CINCINNATI BELL TELEPHONE COMPANY

     The following summarized financial information is for the Company's consolidated wholly owned subsidiary, Cincinnati Bell Telephone Company:

Income Statement


MILLIONS OF DOLLARS     Year Ended December 31    1996         1995         1994
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Revenues                                        $650.8       $624.4       $599.7
Costs and expenses                              $495.1       $630.4       $500.2
Net income (loss)                               $ 92.6       $(11.3)      $ 54.8


Balance Sheet


MILLION OF DOLLARS      at December 31                         1996         1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Current assets                                             $  135.6     $  197.1
Telephone plant-net                                           855.2        880.5
Other noncurrent assets                                        14.7         17.5
                                                           --------     --------
  Total assets                                             $1,005.5     $1,095.1
                                                           --------     --------
                                                           --------     --------

Current liabilities                                        $  154.3     $  219.3
Noncurrent liabilities                                        179.1        204.3
Long-term debt                                                221.5        233.9
Shareowner's equity                                           450.6        437.6
                                                           --------     --------
  Total liabilities and shareowner's equity                $1,005.5     $1,095.1
                                                           --------     --------
                                                           --------     --------

     Results for 1996 include $28.5 million of settlement gains resulting from lump sum pension distributions to retiring employees and the reversal of restructuring liabilities for the 1995 business restructuring. These items increased net income by $18.2 million. In addition, a reversal of $2.5 million of accrued interest expense related to overearnings liabilities increased net income by $1.6 million.

     Results for 1995 include $121.7 million of special charges for restructuring operations which reduced net income by $77.5 million.

Results for 1994 include $3.6 million of special charges related to a voluntary separation incentive program for certain senior managers. These charges reduced net income by $2.3 million. Also in 1994, net income was reduced $2.4 million for a change in accounting for employee postemployment benefits (SFAS 112).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

18.  BUSINESS SEGMENT INFORMATION

     The Company's segment information is as follows:


MILLIONS OF DOLLARS     Year Ended December 31    1996         1995         1994
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Revenues
  Telephone Operations                        $  650.8     $  624.4     $  599.7
  Information Systems                            479.8        373.9        343.8
  Teleservices                                   367.1        271.1        226.1
  Other                                          154.5        133.9        127.2
  Corporate                                         .4          2.7          2.4
  Intersegment                                   (78.9)       (69.9)       (71.0)
                                              --------     --------     --------
    Total                                     $1,573.7     $1,336.1     $1,228.2
                                              --------     --------     --------
                                              --------     --------     --------

Intersegment Revenues
  Telephone Operations                        $   23.5     $   23.0     $   23.6
  Information Systems                             45.3         39.4         40.5
  Teleservices                                     4.2          2.5          2.1
  Other                                            5.6          2.3          2.4
  Corporate                                         .3          2.7          2.4
                                              --------     --------     --------
    Total                                     $   78.9     $   69.9     $   71.0
                                              --------     --------     --------
                                              --------     --------     --------

OPERATING INCOME (LOSS) AS REPORTED
  Telephone Operations                        $  155.7     $   (6.0)    $   99.5
  Information Systems                             75.5         38.5         27.1
  Teleservices                                    43.7         (7.3)        22.6
  Other                                           32.0         29.6         20.2
  Corporate and Eliminations                       (.4)        (8.1)        (4.0)
                                              --------     --------     --------
    Total                                     $  306.5     $   46.7     $  165.4
                                              --------     --------     --------
                                              --------     --------     --------

OPERATING INCOME (LOSS)
 EXCLUDING SPECIAL ITEMS
  Telephone Operations                        $  127.2     $  115.7     $  103.1
  Information Systems                             78.5         46.0         27.1
  Teleservices                                    45.7         32.3         22.6
  Other                                           32.0         29.6         20.2
  Corporate and Eliminations                      (1.6)         1.8         (1.9)
                                              --------     --------     --------
    Total                                     $  281.8     $  225.4     $  171.1
                                              --------     --------     --------
                                              --------     --------     --------

Assets
  Telephone Operations                        $1,005.5     $1,095.1     $1,113.3
  Information Systems                            270.2        268.2        246.4
  Teleservices                                   299.5        235.6        262.7
  Other                                           51.3         38.5         39.5
  Corporate and Eliminations                      44.4        (45.7)        61.5
                                              --------     --------     --------
    Total                                     $1,670.9     $1,591.7     $1,723.4
                                              --------     --------     --------
                                              --------     --------     --------

Capital Additions (including
 acquisitions)
  Telephone Operations                        $  101.4     $   90.3     $  112.8
  Information Systems                             43.5         47.0         20.2
  Teleservices                                    70.9         27.0         11.7
  Other and Corporate                              5.0          2.5         11.5
                                              --------     --------     --------
    Total                                     $  220.8     $  166.8     $  156.2
                                              --------     --------     --------
                                              --------     --------     --------

Depreciation and Amortization
  Telephone Operations                        $  116.6     $  113.0     $  110.6
  Information Systems                             32.2         30.3         26.4
  Teleservices                                    19.6         15.6         13.6
  Other and Corporate                              4.4          3.3          3.5
                                              --------     --------     --------
    Total                                     $  172.8     $  162.2     $  154.1
                                              --------     --------     --------
                                              --------     --------     --------



     Certain corporate administrative expenses have been allocated to segments based upon the nature of the expense. Assets are those assets used in the operations of the segment.

     Capital additions include $55.9 million and $46.4 million of acquisitions in 1996 and 1995, respectively.

     Revenues from foreign sources and assets denominated in foreign currencies at December 31, 1996, were 6% and 5%, respectively, of consolidated totals.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
19.  MAJOR CUSTOMER

     Each of the Company's major subsidiaries derives significant revenues from AT&T and its affiliates (AT&T) by providing network services, customer-care and billing systems, and teleservices. Revenues from AT&T, including network access revenues, were 25%, 26% and 23% of the Company's consolidated revenues for 1996, 1995 and 1994, respectively.

     In February 1997, CBT and AT&T announced that they intend to extend their strategic relationship for the marketing and provisioning of telecommunications services in the Cincinnati area. The companies have agreed in principle and jointly executed a memorandum of understanding to continue to work together toward a multi-year agreement on the basis of mutual benefit. Significant work remains to turn the understanding into a contract satisfactory to CBT. This agreement does not involve AT&T's relationship with the Company's other subsidiaries.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
20.  CONTINGENCIES

     The Company, which has a 45% interest in a cellular partnership, has been seeking to dissolve the partnership because of recent changes in the structure of the telecommunications industry, including the enactment of the Telecommunications Act of 1996. These changes have positioned the partnership in direct competition with its two major partners, including the Company, creating irreconcilable conflict of interest among them.

     In February 1997, the Delaware Supreme Court affirmed a lower court ruling which denied the Company's motion to dissolve the partnership. The Company's share of partnership income was $11.6 million in 1996 and its investment at December 31, 1996, was $54.4 million. The future earnings of the partnership and the ability of the Company to realize the market value of its investment are uncertain.

     In November 1996, the cellular partnership sued the Company seeking a declaratory judgment that the Company be denied the opportunity to provide
PCS services and be required to withdraw from the partnership. After the Company was the successful bidder for a PCS license, the partnership's general partner wrote a letter to the Company contending that event constituted a withdrawal of the Company from the partnership. The Company believes that none of its actions conflict with its partnership interest and that it continues to be a limited partner in good standing in the partnership. The matter is before the Delaware Chancery Court.

     The Company is from time to time subject to routine complaints incidental to the business. The Company believes that the results of any complaints and proceedings will not have a materially adverse effect on the Company's financial condition.