Form 10-K, Exhibit 13
period 1997-12-31
CINCINNATI BELL INC /OH/
filed 1998-03-30
CIK 716133

Selected Financial and Operating Data


Millions of dollars except per share amounts            1997        1996        1995        1994        1993        1992
-------------------------------------------------------------------------------------------------------------------------
Results of Operations
Revenues                                            $1,756.8    $1,573.7    $1,336.1    $1,228.2    $1,096.2    $1,101.4
Costs and expenses excluding special items           1,429.7     1,291.9     1,110.7     1,057.1       982.0       990.8
-------------------------------------------------------------------------------------------------------------------------
Operating income excluding special items               327.1       281.8       225.4       171.1       114.2       110.6

Special items (a)                                       14.0       (24.7)      178.7         5.7       132.9        19.4
-------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                313.1       306.5        46.7       165.4       (18.7)       91.2
Other income (expense), net                             19.3        12.1       (13.5)        1.7         9.4        10.9
Interest expense (a)                                    35.5        33.9        52.8        49.5        45.8        46.2
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, extraordinary
   items and cumulative effect of change in
   accounting principle                                296.9       284.7       (19.6)      117.6       (55.1)       55.9
Income taxes                                           103.3        99.7         5.7        42.1         1.7        17.0
-------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations               193.6       185.0       (25.3)       75.5       (56.8)       38.9
Extraordinary items and cumulative effect of
   change in accounting principle (b)                 (210.0)         --        (7.0)       (2.9)         --        (3.7)
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                      (16.4)      185.0       (32.3)       72.6       (56.8)       35.2
Preferred dividend requirements                           --          --          --          --         2.2         4.3
-------------------------------------------------------------------------------------------------------------------------
Income (loss) applicable to common shares           $  (16.4)   $  185.0    $  (32.3)   $   72.6    $  (59.0)   $   30.9
-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share (c)
   Income (loss) from continuing operations
   Basic                                            $   1.43    $   1.38    $   (.19)   $    .58    $   (.45)   $    .31
   Diluted                                          $   1.41    $   1.35    $   (.19)   $    .58    $   (.44)   $    .30
   Net income (loss)
   Basic                                            $   (.12)   $   1.38    $   (.24)   $    .56    $   (.47)   $    .25
   Diluted                                          $   (.12)   $   1.35    $   (.24)   $    .55    $   (.45)   $    .24

Dividends declared per common share (c)             $    .40    $    .40    $    .40    $    .40    $    .40    $    .40
Weighted average common shares (millions) (c)
   Basic                                               135.2       133.9       132.0       130.7       126.5       123.7
   Diluted                                             137.7       137.2       133.5       130.9       129.8       130.2

Financial Position
Total assets (b)                                    $1,498.7    $1,670.9    $1,591.7    $1,723.4    $1,664.1    $1,632.5
Long-term debt                                      $  269.2    $  279.5    $  386.8    $  528.3    $  522.9    $  350.1
Total debt                                          $  459.8    $  503.7    $  512.9    $  597.0    $  634.9    $  543.0
Preferred shares                                    $     --    $     --    $     --    $     --    $     --    $   60.0
Common shareowners' equity                          $  579.7    $  634.4    $  478.1    $  552.4    $  515.6    $  568.9

Other Data
Total capital additions (including acquisitions)    $  236.1    $  220.8    $  166.8    $  156.2    $  235.4    $  140.1
Telephone plant construction                        $  141.1    $  101.4    $   90.3    $  112.8    $  111.6    $   95.0
Network access lines (000)                             1,005         958         906         877         848         827
Access minutes of use (millions)
   Interstate                                          2,945       2,744       2,536       2,336       2,132       1,985
   Intrastate                                          1,055         963         956         932         888         836
Employees                                             20,800      19,700      15,100      15,600      14,700      11,200
Market price per share (c)
   High                                             $ 33.750    $ 30.813    $ 17.625    $ 10.063    $ 12.188    $ 10.438
   Low                                              $ 23.063    $ 15.875    $  8.438    $  7.688    $  8.063    $  7.688
   Close                                            $ 31.000    $ 30.813    $ 17.375    $  8.500    $  9.000    $  8.563


(a) See Note 2 of Notes to Financial Statements.
(b) See Note 3 of Notes to Financial Statements.
(c) Restated to reflect two-for-one share split in May 1997 and adoption of SFAS 128.

-------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cincinnati Bell Inc. (the Company) is a diversified communications company with principal businesses in three industry segments. The Information Systems segment, Cincinnati Bell Information Systems Inc. (CBIS), provides and manages customer-care and billing solutions for the communications and cable TV industries. The Teleservices segment, MATRIXX Marketing Inc. (MATRIXX), provides a full range of outsourced marketing solutions to large corporations. The Communications Services segment, consisting of Cincinnati Bell Telephone Company (CBT), Cincinnati Bell Long Distance Inc. (CBLD), Cincinnati Bell Directory Inc. (CBD), Cincinnati Bell Supply Company (CBS) and Cincinnati Bell Wireless Company (CBW), provides local telephone exchange services and products in Greater Cincinnati, long distance services, yellow pages and directory services, and telecommunications equipment. CBW was formed during the fourth quarter of 1997 for the purpose of providing customers in the Greater Cincinnati and Dayton markets advanced digital personal communications services (PCS), voice, paging, E-mail messaging, other features and associated products.
  CBLD, CBD and CBS, previously in a separate category, are now included in the Communications Services segment to better reflect the Company's communications business. Certain prior year amounts have been reclassified to conform with the current classifications with no effect on financial results. Common shares and earnings per share have been restated to reflect a two-for-one share split in May 1997 and the adoption of Statement of Financial Accounting Standards (SFAS) 128, "Earnings Per Share," in 1997. All per share references that follow refer to diluted earnings per share.
  The following discussion and the related consolidated financial statements and accompanying notes contain certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to review or update these forward-looking statements or to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

-------------------------------------------------------------------------------
Consolidated Overview

The Company's strategy is to be a leader in helping communications companies and marketing-intensive businesses worldwide compete more effectively through advanced billing, customer information and teleservices solutions, while enhancing its position as the premier provider of communications services in Greater Cincinnati. By leveraging the combined knowledge, capabilities and experience of its subsidiaries, the Company seeks to capitalize on the opportunities arising in the changing communications market and the growing trend of outsourcing.
  During 1997, the Company continued investing to grow its subsidiaries' existing operations and to add new capabilities. CBIS made an investment in Wiztec Solutions Ltd. to add billing capabilities in the direct-broadcast satellite marketplace and entered into a strategic relationship to add billing capabilities for consolidated Internet services. MATRIXX opened three new call centers and announced a plan to restructure its operations to achieve increased productivity and customer focus. CBT continued to invest heavily in its telephone plant to accom-modate record access line growth and introduced new advanced data solutions to meet the emerging need for data services.
  In the fourth quarter of 1997, MATRIXX announced agreements to acquire AT&T's teleservices unit, AT&T Solutions Customer Care (Transtech), and the teleservices assets of Maritz Inc. With the closing of these acquisitions in the first quarter of 1998, MATRIXX is the teleservices industry leader. The Company's agreement announced on February 3, 1998, to acquire an approximately 80% interest in a PCS venture with AT&T, underscores the Company's commitment to be the premier provider of communications services in Greater Cincinnati.

-------------------------------------------------------------------------------
Results of Operations

1997 Compared to 1996
Revenues reached a record $1,756.8 million up 12% from $1,573.7 million last year, as a result of balanced growth in the communications and customer-care businesses. The customer-care businesses, CBIS and MATRIXX, accounted for 73% of the revenue growth, and collectively represented 54% of consolidated revenues for the year. Costs and expenses excluding special items were $1,429.7 million, up 11% over 1996. Operating income excluding special items increased to $327.1 million, an 18.6% margin, up from $281.8 million, a 17.9% margin, in 1996. Excluding special and extraordinary items, net income increased to $203.3 million or $1.48 per share in 1997 from $167.6 million or $1.22 per share in 1996.
  Special items in 1997 included a charge of $35.0 million at MATRIXX for a restructuring of divisions and facilities, and credits of $21.0 million for pension settlement gains from lump sum distributions resulting from the 1995 business restructuring at CBT and CBI. In 1997, the Company also recorded a $210.0 million after-tax, non-cash extraordinary charge for the discontinuation of Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," at CBT. Special items in 1996 included credits of $29.7 million for restructuring and pension settlement gains from the 1995 business restructuring at CBT and CBI, charges of $5.0 million for acquired research and development costs from acquisitions at CBIS and MATRIXX and a reversal of $2.5 million for accrued interest expense related to overearnings liabilities.
  Including the special and extraordinary items, the reported net loss was $16.4 million or $.12 per share in 1997 compared to net income of $185.0 million or $1.35 per share in 1996.
  Operating results were also affected by two significant initiatives which began in 1997. The first initiative was the effort to reprogram the Company's information systems for the Year 2000. The second was the effort to modify CBT's network as mandated by the regulators to accommodate connections with competing networks and to allow customers to maintain their telephone numbers when they switch local service providers. During 1997, the Company incurred $14.1 million for Year-2000 reprogramming costs and $6.3 million for regulator-mandated interconnection and local number portability costs.

1996 Compared to 1995
Revenues reached $1,573.7 million in 1996, up 18% from 1995. CBIS and MATRIXX produced 82% of the revenue growth and 52% of consolidated revenues for the year. Costs and expenses excluding special items were $1,291.9 million, an increase of 16% over 1995. Operating income excluding special items increased 25% in 1996 to $281.8 million. Excluding special and extraordinary items, net income was $167.6 million or $1.22 per share in 1996 and $114.2 million or $.86 per share in 1995.
  Special items in 1996 amounted to a net credit of $27.2 million compared to charges of $208.0 million in 1995 items. The effect of the special and extraordinary items increased net income $17.4 million or $.13 per share in 1996 and decreased net income by $146.5 million or $1.10 per share in 1995.
  Including special and extraordinary items, reported net income was $185.0 million or $1.35 per share in 1996 compared to a net loss of $32.3 million or $.24 per share in 1995.

-------------------------------------------------------------------------------
Communications Services

CBT's strategy is to be the leading full-service provider of communications services and products in the Greater Cincinnati market. To that end, during 1997 CBT aggressively and successfully increased its marketing of second access lines for voice, data, Internet and fax usage, as well as custom calling features such as Caller ID, and its FUSE Internet service. During 1997, CBT also launched its Network Solutions group to capitalize on its potential in the data networking business. CBT's status as the premier provider of communications services and products was reinforced by the installation of the one millionth CBT access line in the fourth quarter of 1997, a significant milestone in the 125-year history of the Company.

-------------------------------------------------------------------------------
  CBD publishes the leading Yellow Pages directories in Greater Cincinnati. During 1997, CBD invested heavily in the development of its Electronic Yellow Pages offering and its cincinnati-today.com Internet information service. CBLD's strategy is to be a full-service regional communications company, offering advanced data, fax and voice messaging, local and national paging, and conference-calling services, all wrapped around its core, expanding suite of long-distance products. CBS assists Greater Cincinnati businesses in managing their desktop and network computer needs both as a source of leading-brand equipment and maintenance and repair services. CBW was formed in late 1997 and opened three retail stores in the Greater Cincinnati area selling communications products, while pursuing discussions to launch digital wireless PCS in the Greater Cincinnati and Dayton markets. These discussions led to the February 3, 1998, announcement of a venture with AT&T under which CBW will own an approximate 80% interest in a PCS provider expected to begin offering PCS services in Cincinnati and Dayton later in 1998.


                                                % Change              % Change
($ millions)                  1997      1996    97 vs. 96    1995      96 vs. 95
-------------------------------------------------------------------------------
Revenues:

  Local service              $386.2    $370.6         4    $352.6         5
  Network access              170.0     161.9         5     142.6        14
  Other services              278.3     247.3        13     240.8         3
-------------------------------------------------------------------------------
    Total                     834.5     779.8         7     736.0         6

Costs and expenses:
  Operating expenses          647.1     620.7         4     591.6         5
  Year-2000
    programming costs           4.2        --        --        --        --
  Mandated
    telecommunications
    costs                       6.3        --        --        --        --
  Special items:
    Restructuring/
     settlement gains         (21.0)    (28.5)       --     121.7        --
-------------------------------------------------------------------------------
       Total                  636.6     592.2         7     713.3       (17)

Operating income             $197.9    $187.6          5   $ 22.7        --
Excluding special items:
  Operating Income           $176.9    $159.1        11    $144.4        10
  Operating margin             21.2%     20.4%               19.6%


1997 Compared to 1996
The Communications Services businesses had a strong year. Record access line growth at CBT, higher revenues at CBLD, CBD and CBS and cost control efforts increased the operating margin, excluding special items, over the 1996 level, while each of the companies continued to make investments to position themselves for the emergence of competition in the communications marketplace. One such expenditure was CBT's spending to meet regulator mandates to modify its network and systems to allow competing local exchange service providers to interconnect with CBT's network.

Revenues
Revenues increased $54.7 million or 7%. Local service revenues increased $15.6 million primarily from continuing growth in access lines, which reached a record in 1997. The strong business economy, higher installations of second lines and demand for access to on-line computer services increased access lines 5% for the year. Revenues from enhanced custom calling features increased as a result of access line growth, promotions and increased advertising.
  Network access revenues increased $8.1 million, principally from increases in state access revenues of $6.8 million, special access revenues of $3.3 million and end user revenues of $3.2 million. The increases were caused by 8% growth in access minutes, growth in access lines and increased special access revenues from wireless providers and higher data volume associated with services to Internet providers. These positive factors were offset by reductions of $5.2 million from significant price reductions on Federal access rates with the adoption of new access regulation and from changes in overearnings accruals.

  Other services increased $31.0 million primarily as a result of higher revenues at CBLD and CBS. The higher revenues at CBLD were the result of greater minutes of use from direct carrier and alternate channel sales. At CBS, the increase was the result of higher sales and support of computer equipment and operations.

Costs and Expenses
Operating expenses increased $26.4 million or 4%, with most of the increase occurring at CBT. Factors that contributed to the expense increase at CBT included increases of $14.1 million for labor, consulting fees and right-to-use fees. The right-to-use fees were related to switching equipment and software purchases. Depreciation expense increased $4.0 million, primarily as a result of higher telephone plant balances throughout 1997. Substantially all of the remaining increase in operating expenses was the result of higher direct costs associated with higher revenue levels at CBLD, CBS and CBD and costs incurred in late 1997 related to the start-up of CBW's retail operations.
  During 1997, CBT began to incur costs to ready its information systems and software for the Year 2000 and mandated telecommunications costs to modify its network for interconnection with competing local exchange carriers. Year-2000 programming costs totaled $4.2 million while regulator mandated spending totaled $6.3 million.
  Special items were $21.0 million in pension settlement gains in 1997 and $28.5 million in pension settlement gains and restructuring adjustments in 1996, all at CBT.
  In the fourth quarter of 1997, CBT discontinued the application of SFAS 71 and recognized a $210.0 million non-cash, extraordinary charge, net of taxes (see Note 3 of Notes to the Financial Statements). The discontinuance of SFAS 71 did not have a significant effect on CBT's operating expenses in 1997. The Company expects CBT's 1998 depreciation expense to decline slightly because of the lower net plant base, partially offset by the impact of shorter depreciation lives. CBT's depreciation expense should increase somewhat in 1999 as compared to 1998 levels as CBT continues to invest in new technology.

1996 Compared to 1995

Revenues
Revenues increased $43.8 million or 6%. Local service revenues increased $18.0 million. Access lines grew by 4% due to strong demand for business lines and higher installations of second residential lines. Increased penetration of enhanced services, such as Caller ID, and a full year of new Kentucky rates also contributed to the revenue gain.
  Network access revenues increased $19.3 million. More than half the growth was due to increased network minutes of use, access line growth and special access revenues, with the remainder resulting from adjustments to overearnings liabilities.
  Other services increased $6.5 million, primarily as a result of higher revenues at CBLD, CBD and CBS. Partially offsetting the increases were decreases at CBT in long distance revenue from the expansion of local service territories in November 1995, a lower level of billing and collection services and changes in the provision for uncollectible accounts.

Costs and Expenses
Operating expenses were $29.1 million or 5% higher than in 1995. At CBT, payroll-related expenses were unchanged. Savings from employee departures under the 1995 business restructuring were offset by cost increases resulting from strong access line growth, inclement weather, the desire to maintain customer service levels, and adding employees with different skills. Expenses for labor, consulting and data processing increased $11.5 million as a result of ongoing business and process improvements resulting from the 1995 restructuring plan. Advertising costs for planned campaigns and depreciation expense from higher telephone plant balances increased $5.9 million. Lower cost from facilities consolidation resulting from the 1995 restructuring and a change in property taxes decreased operating expenses $8.4 million at CBT. Most of the remaining increase in operating expenses, $18.2 million, was at CBLD, CBS and CBD. The increase was primarily the result of higher direct costs associated with higher revenue levels at all three businesses.
  Special items in 1996 were a credit of $28.5 million, principally pension settlement gains. In 1995, special items were charges of $121.7 million, all related to the recording of costs for the business restructuring.

-------------------------------------------------------------------------------
Information Systems
CBIS's strategy is to provide customer-care and billing services and solutions to the growing communications and cable/broadband industries. CBIS seeks to enter into long-term outsourced contracts that share in the success and growth of its clients. It targets domestic and international wireless, wireline, cable TV, broadband, Internet and other convergent service providers. Additionally, CBIS develops network management systems for large international communications companies.
  CBIS's systems enable its clients to better manage their customer relationships through a range of turnkey and more customized applications.
CBIS continues to make significant investments in the development of software and in increasing the capacity and capabilities of its data centers.


                                                % Change             % Change
($ in millions)               1997      1996    97 vs. 96   1995     96 vs. 95
-------------------------------------------------------------------------------
Revenues                     $548.0    $479.8      14        $373.9        28


Costs and expenses:
  Operating expenses          434.6     401.3       8        327.9        22
  Year-2000
    programming costs           8.7        --      --           --        --
  Special items:
    Acquired research
      and development
      costs                      --       3.0      --          7.5        --
---------------------------------------------------------------------------------
        Total                 443.3     404.3      10      335.4        21

Operating income             $104.7    $ 75.5      39       $ 38.5        96
Excluding special items:
  Operating income           $104.7    $ 78.5      33       $ 46.0        71
  Operating margin             19.1%     16.4%               12.3%


1997 Compared to 1996
CBIS had an outstanding year as continued wireless subscriber growth fueled a 14% increase in revenues and the operating margin excluding special items increased by 2.7 points despite continued aggressive spending on research and development and the beginning of significant spending by CBIS to address the Year-2000 issue.

Revenues
Revenues increased $68.2 million or 14%. Data processing revenues increased $57.0 million, primarily from growth in cellular and PCS subscribers. Subscriber levels in the core wireless market increased 29%. The increase in data processing revenues attributable to the growth in core wireless subscribers was partially offset by a decline in the number of subscribers for whom CBIS performs wireless long distance billing. This decline resulted from the Telecommunications Act of 1996 causing a loss in market share by a CBIS client to other long distance carriers. License and other revenue increased $6.3 million, primarily from software license and hardware sales to clients in the cable industry. Professional services revenues increased $3.7 million, entirely in the first half of 1997, reflecting higher levels of development work for PCS clients and enhancement requests from existing clients. Most of the remaining increase was from international revenues associated with acquisitions made in the last half of 1996 and some new international clients, partially offset by less activity with certain existing international clients.

Costs and Expenses
Operating expenses increased $33.3 million or 8%. Direct costs of providing services increased $10.0 million from higher business volume and additional costs from companies acquired in the second half of 1996. Research and development costs increased $15.8 million reflecting higher development activity in support of the Precedent 2000 software platform for PCS subscribers. Total research and development costs were 15% of revenues in 1997 compared to 11% in 1996. The remaining increase was the result of higher depreciation as well as selling, general and administrative costs.
  During 1997, CBIS incurred costs of $8.7 million to reprogram systems and software for the Year 2000.

1996 Compared to 1995

Revenues
Revenues increased $105.9 million or 28%. Data processing revenues increased $30.3 million from the growth in wireless subscribers partially offset by lower volume on a long distance credit card contract. Professional services revenues increased $37.1 million from a combination of additional work from existing customers, new PCS clients, and revenues of Information Systems Development Partnership (ISD), a cable TV billing software company acquired in the fourth quarter of 1995. Revenues of ISD were also responsible for a higher level of computer hardware sales in 1996 than 1995. International revenues increased $20.6 million, primarily from improved performance on one contract. This contract produced higher-than-average margins for the year. The revenues and contribution margin of this contract were recognized at a lower level in 1995 as a result of contract uncertainties. The acquisitions of ISD in late 1995, and International Computer Systems, Inc. and Swift Management Services in 1996, increased revenues by $27 million in 1996.

Costs and Expenses
Operating expenses increased $73.4 million or 22%. Direct costs of providing services increased $40.0 million reflecting higher personnel and payroll-related costs, a new data center, and other expenses associated with a higher level of business volume. Research and development costs, excluding the in-process research and development special items, increased $23.8 million as completion of the initial release of Precedent 2000-SM- required higher development activity. The remaining increase of $9.6 million was the result of higher marketing, depreciation, and general and administrative expenses.
  Special items recorded in both 1996 and 1995 related entirely to the write-off of acquired in-process research and development costs associated with acquisitions made in those years.

-------------------------------------------------------------------------------
Teleservices

MATRIXX is a leading provider of outsourced teleservices to communications and other marketing intensive companies worldwide. MATRIXX's strategy is to offer a full range of customer service, sales support, help desk and telephone marketing solutions to major companies in its targeted industries. MATRIXX focuses on developing long-term relationships in the communications, financial services, technology and consumer goods industries. MATRIXX segments its services into traditional inbound and outbound programs and outsourced dedicated programs which offer a higher level of complexity and customization. Traditional services involve large shared capacities for significant sales campaigns and direct response programs. Outsourced services require dedicated agents to handle a specific company's more complex customer service and sales account management needs.


                                                  % Change            % Change
($ in millions)                 1997      1996    97 vs. 96   1995    96 vs. 95
--------------------------------------------------------------------------------
Revenues                       $447.6    $367.1      22      $271.1      35


Costs and expenses:
  Operating expenses            402.0     321.4      25       238.8      35
  Year-2000
   programming costs              1.2      --        --        --        --
  Special items:
    Restructuring
      and goodwill
      impairment                 35.0      --        --        39.6      --
    Acquired research
     and development
     costs                       --         2.0      --        --        --
--------------------------------------------------------------------------------
       Total                    438.2     323.4      35       278.4      16

Operating income (loss)        $  9.4   $  43.7     (78)    $  (7.3)     --
Excluding special items:
  Operating income            $  44.4   $  45.7     (3)     $  32.3      41
  Operating margin                9.9%     12.4%               11.9%


1997 Compared to 1996
Despite 22% revenue growth, 1997 was a challenging year for MATRIXX. During the second half of the year, the teleservices industry was adversely affected to a significant degree by softness in the market for teleservices and a reduction in overall marketing activities by certain large clients. These occurrences primarily impacted the traditional inbound/outbound segment of the teleservices market. MATRIXX was unable to reduce costs quickly as the market softness occurred. This was largely responsible for the 2.5 point decline in operating margin excluding special items. In response to these factors, MATRIXX announced a restructuring plan in the fourth quarter of 1997, which, when fully implemented, is expected to help MATRIXX improve its productivity and customer focus.

Revenues
Revenues increased $80.5 million, up 22% from 1996. Excluding acquisitions made in the second half of 1996, revenues increased 13%. Dedicated services contributed revenue gains of $97.8 million, primarily as the result of strong sales in the technology and telecommunications industries and acquisitions made in the second half of 1996. Traditional inbound/outbound service revenues decreased $20.7 million as a result of softness in the market and a reduction in overall marketing activities by certain clients in the second half of the year.

Costs and Expenses
Operating expenses increased $80.6 million or 25%. Expenses increased in 1997, principally as a result of increases in personnel and payroll-related costs, depreciation associated with new and expanded facilities and costs associated with businesses acquired in the last half of 1996. These growth-related costs, combined with softness in traditional inbound/outbound service revenues and profits in the second half of the year, caused the operating margin, excluding special items, to decline to 9.9% for the year.
  The special item recorded in 1997 was a $35.0 million fourth quarter restructuring charge for the consolidation of certain operating divisions and facilities. The 1996 special item was a $2.0 million charge for the write-off of acquired in-process research and development costs related to acquisitions made in 1996.

1996 Compared to 1995

Revenues
Revenues increased $96.0 million, or 35%, from strong growth throughout its teleservices business. Dedicated services revenues increased $71.4 million from strong growth with a major client and from other technology and telecommunications industry clients. Acquisitions made in the second half of 1996 produced $6.0 million of revenues in 1996. Most of the remaining increase came from traditional inbound/outbound services and international operations.

Costs and Expenses
Operating expenses excluding special items grew at the same rate as revenues in 1996. Personnel expenses increased at a higher rate than revenues in 1996, reflecting some wage pressure in certain labor markets. Telecommunications expense grew more slowly than revenues. Facilities costs and depreciation expense were higher reflecting expansion in the business.
  Special items in 1996 consisted of $2.0 million of in-process research and development costs associated with acquisitions. The special item in 1995 was a charge of $39 million related to the impairment of goodwill associated with operations in France.

--------------------------------------------------------------------------------
Other Income (Expense), Net


                                                  % Change             % Change
($ in millions)                 1997      1996    97 vs. 96    1995    96 vs. 95
--------------------------------------------------------------------------------
                              $  19.3   $  12.1      60      $(13.5)      --


1997 Compared to 1996
The increase was primarily a result of interest income related to an Internal Revenue Service (IRS) refund and an increase in joint venture income.

1996 Compared to 1995
Several non-recurring items in 1995 contributed to the change in other income (expense), net. In 1995, the Company incurred a $13.3 million charge to terminate its interest rate and currency swap agreement, and recognized a $5.0 million writedown in the carrying cost of certain real estate. Additionally, in 1996, income from joint ventures increased, net of litigation fees.

--------------------------------------------------------------------------------
Interest Expense


                                                  % Change             % Change
($ in millions)                 1997      1996    97 vs. 96   1995     96 vs. 95
--------------------------------------------------------------------------------
                               $35.5     $33.9        5      $52.8       (36)


1997 Compared to 1996
Excluding a reversal of $2.5 million in interest expense related to overearnings liabilities in the third quarter 1996, interest expense in 1997 was comparable to 1996.
  The weighted average interest rate for debt was approximately 7.0% for both years and average debt outstanding decreased to $498 million in 1997 from $510 million in 1996.

1996 Compared to 1995
The retirement of high cost long-term debt in late 1995 and early 1996 resulted in reductions of $17.8 million in interest expense. Also, the Company reversed $2.5 million in accrued interest expense in the third quarter of 1996 related to overearnings liabilities. The weighted average interest rate decreased from 8.5% to 7.0%. Average debt outstanding decreased from $599 million to $510 million during the year.

--------------------------------------------------------------------------------
Income Taxes


                                                   % Change             % Change
($ in millions)                 1997      1996    97 vs. 96   1995     96 vs. 95
--------------------------------------------------------------------------------
Income taxes                   $103.3   $  99.7       4      $  5.7       --

Effective tax rate               34.8%     35.0%               29.3%
Effective tax rate
  excluding special
  items                          34.6%     34.9%               35.6%


1997 Compared to 1996 and 1996 Compared to 1995
In 1997, the increase in tax expense was the result of higher pre-tax income. The 1997 effective tax rate was comparable to the 1996 rate and was positively impacted by the extension of the research and development tax credit and the conclusion of the 1989-1994 federal tax return audits. The change in the effective tax rate from 1995 to 1996 was caused by the 1995 impairment writedown of non-deductible goodwill associated with MATRIXX's operations in France.

--------------------------------------------------------------------------------
Extraordinary Items, Net of Taxes


                                                  % Change            % Change
($ in millions)                 1997      1996    97 vs. 96   1995    96 vs. 95
--------------------------------------------------------------------------------
                               $210.0      --        --      $  7.0       --


As described in Note 3 of Notes to Financial Statements, the Company determined in the fourth quarter of 1997 that the continued application of SFAS 71 by CBT was no longer appropriate. The Company's determination that SFAS 71 should be discontinued was based upon a review of recent changes in CBT's competitive and regulatory environment. The result of the discontinuation of SFAS 71 was an extraordinary, non-cash charge of $210.0 million, net of income taxes.
  In December 1995, the Company retired, at a premium, $75 million of 9.1% notes through a partial redemption and in-substance defeasance. The retirement resulted in an extraordinary charge of $7.0 million, net of income taxes.

--------------------------------------------------------------------------------
Financial Condition

Capital Investment, Resources and Liquidity
Management believes that the Company has adequate internal and external resources available to finance its on-going operating requirements, including network expansion and modernization, business development, dividend programs, the acquisitions of Transtech and the teleservices assets of Maritz Inc. and the investment in a PCS venture. These two acquisitions and the PCS investment are expected to require in excess of $750 million in additional capital. As an issuer of investment grade credit, the Company foresees no difficulty in raising the required capital. The Company is currently working on updated syndicated bank lines of credit which should be more than adequate to provide for the Company's financial needs. This is expected to be completed during the first quarter of 1998. The Company may replace such short-term debt with permanent financing, including equity, to maintain its financial flexibility.
  Cash provided by operating activities, which is the Company's primary source of liquidity, was $329 million compared to $252 million in 1996. The increase in cash flows from operations was due in large part to higher earnings levels excluding non-cash special and extraordinary items, higher levels of payables and certain other liabilities, and the receipt of a refund related to conclusion of the 1989-1994 federal tax return audits. The increase was partially offset by an increase in accounts receivable (which was the result of higher revenues and somewhat slower cash receipts), an increase in other current assets and more than $10 million in contributions to the Company's qualified pension plans.

  The Company's most significant investing activity continued to be capital expenditures. Capital expenditures were $247 million, up $28 million from 1996. At CBT, upgrades to switching and transmission equipment for high-capacity data lines, Internet access and strong access line gains are driving equipment spending to increase network capacity. CBT's capital expenditures were up more than $40 million from 1996. In 1997, the Company also purchased a PCS license from the Federal Communications Commission (FCC) for the Cincinnati marketplace. The increase in 1997 capital spending was partially offset by the impact of 1996 capital expenditures for acquisitions by CBIS and MATRIXX which totaled $63 million in 1996. Capital expenditures for acquisitions in 1997 were $14 million, primarily related to CBIS's acquisition of a nearly 20% interest in Wiztec Solutions Ltd. Capital expenditures for 1998, excluding acquisitions, are estimated to be up to $260 million. The acquisitions of Transtech and the teleservice assets of Maritz Inc., along with the investment in a PCS venture could add in excess of $750 million to this amount, bringing total 1998 capital expenditures to more than $1 billion. This estimated amount would not include any additional acquisitions that may incur in 1998.

Balance Sheet
Receivables increased $35.8 million from higher revenues at all companies and slower collections at CBT and MATRIXX. The investment by CBIS in Wiztec Solutions Ltd., a provider of customer care and billing for direct broadcast satellite and video services, caused the majority of the $16.3 million increase in investments in unconsolidated entities. Net property, plant and equipment decreased by $282.6 million, largely as a result of the $327.7 million reduction caused by the discontinuance of SFAS 71. Deferred charges and other assets increased $44.8 million from settlement gains, contributions and benefit payments related to Company's pension plans, and net changes in deferred taxes, partially offset by SFAS 71 write-offs of non-plant regulatory assets. Deferred income taxes and other long-term liabilities decreased $106.9 million and $22.9 million, respectively, primarily as a result of the discontinuation of SFAS 71 at CBT.

Capitalization
In January 1997, Duff & Phelps Credit Rating Co. (DCR) upgraded the Company's senior unsecured debt to A and its commercial paper rating to D-1. DCR also reaffirmed CBT's senior unsecured debt at AA-. In March 1997 Standard & Poor's (S&P) upgraded its rating on the Company's senior unsecured debt and the corporate credit rating to A from A-. The Company's commercial paper rating was also upgraded to A-1. Furthermore, CBT's AA- senior unsecured debt and corporate credit ratings were affirmed. In May 1997, Moody's Investor Service (Moody's) raised its rating on the Company's senior unsecured debt to A2 from A3 and its rating for commercial paper to P-1 from P-2.
  With the announcement on December 23, 1997, that the Company had reached an agreement to buy Transtech for $625 million, DCR, S&P and Moody's placed the Company under review for possible downgrade. The main reasons cited for these reviews were the Company's strategies for financing the acquisition, the near-term dilutive effect on cash flows by the acquired business and increased business risk.
  On February 27, 1998, Moody's lowered the senior unsecured debt ratings of the Company to Baa1 from A2, and its commercial paper rating to P-2 from P-1. In addition, Moody's lowered the senior unsecured debt rating of CBT to A2 from Aa3. Moody's stated that the Company's acquisition of Transtech and its PCS investment could result in a negative impact on financial performance over the intermediate term and, along with the capital requirements of CBT, could result in significant external financing requirements. On March 2, 1998, DCR announced that it will continue to maintain the ratings of the Company's senior unsecured debt and commercial paper, but that the Company will remain under review for a possible downgrade. DCR also announced that it had reaffirmed CBT's senior unsecured debt rating at AA-. DCR indicated that its actions were predicated on the Company's intention to realign its long-term capital structure to a level consistent with an A rating. The ultimate outcome of the review by DCR is uncertain. On March 9, 1998, S&P lowered its rating on the Company's senior unsecured debt and the corporate credit rating to A- from A. The Company's commercial paper rating was lowered to A-2 from A-1. CBT's senior unsecured debt and corporate credit rating were also lowered to A+ from AA-. S&P stated that the Company's ratings reflect increased business risk and higher degree of financial risk associated with the Company's expansion in the outsourced marketing industry. The Company may issue equity in the future to maintain its desired credit ratings.

Qualitative and Quantitative Disclosures about Market Risk
The Company is exposed to the impact of interest rate changes and foreign currency fluctuations. In the normal course of business, the Company employs established policies and procedures to manage its exposure to changes in interest rates and fluctuations in the value of foreign currencies using a variety of financial instruments. It is the Company's policy to enter into interest rate and foreign currency transactions only to the extent considered necessary to meet its objectives. The Company does not enter into interest rate or foreign currency transactions for speculative purposes.
  Interest Rate Risk Management -- The Company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objective of managing its exposure to interest rate changes, the Company uses a combination of variable rate short-term and fixed rate long-term financial instruments as of December 31, 1997. The Company continually monitors the interest rates on its short-term commercial paper and bank loans. The following table presents descriptions of the Company's fixed-rate debentures and notes at December 31, 1997, which are sensitive to changes in interest rates.

Maturity Dates for Long-Term Debentures and Notes


                                                                       Fair
                             1998-2001    2002   Thereafter   Total    Value
--------------------------------------------------------------------------------
 Fixed-rate debentures
   and notes (in millions)       --       $20.0    $220.0    $240.0    $250.8
 Average interest rate           --         4.4%      7.1%      6.9%


  The Company's acquisition of Transtech and its investment in the PCS venture are expected to increase its short-term variable interest rate exposure significantly.
  Foreign Currency Risk Management -- The Company's objective in managing the exposure to foreign currency fluctuations is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues. Foreign currency exposures at December 31, 1997 and 1996, were immaterial.
  In December 1995, the Company terminated an interest rate and currency swap agreement that was entered into in 1990 to hedge the Company's investment in a French subsidiary of MATRIXX. The agreement effectively converted $41.7 million of the Company's short-term variable rate borrowings to long-term French franc fixed interest-rate debt due in the year 2000. Currency gains and losses were reflected in the currency adjustment in the shareowners' equity. The net effect of the swap was to increase interest expense by $5.1 million for the year ended December 31, 1995. The swap also increased the Company's weighted average interest rate from 7.7% to 8.5% in 1995. There were no foreign currency swap agreements or other foreign currency derivative instruments outstanding at December 31, 1997.

--------------------------------------------------------------------------------
Regulatory Matters

Telecommunications Competition
Recently enacted and future legislative, regulatory and judicial developments will have an impact on CBT and other local exchange carriers (LECs). The extent of this impact will not be known until the related initiatives have been fully implemented. The basic thrust of these developments is to encourage competition in the telecommunications industry by removing barriers to market entry.

Federal -- CBT's operations are being greatly impacted by the Telecommunications Act of 1996 (the Act) and rules and regulations issued thereunder. The Act requires incumbent LECs, such as CBT, to interconnect with the networks of other service providers, unbundle certain network elements and make retail telecommunications services available to competing providers at wholesale rates. Beginning in 1996, the FCC adopted orders implementing the Act's provisions to open local exchange service markets to competition.

  On August 8, 1996, the FCC issued its order on interconnection, the first of three significant rulings that will determine the ground rules for local exchange competition. CBT and several other incumbent LECs sought review of this order by the United States Court of Appeals on the grounds that the order is inconsistent with the requirements of the Act. On July 18, 1997, the Court of Appeals issued its decision on this matter stating that the FCC rules exceeded the FCC's authority under the Act in several areas. Among other things, the Court rejected the FCC pricing guidelines and the "pick and choose" rule which would have allowed new entrants to select the most favorable provisions of interconnection arrangements. The Court did affirm the obligation of incumbent LECs to let rival companies use their electronic ordering systems and various elements of their network. On October 14, 1997, the Court issued an order that vacated the portion of the FCC's interconnection rules that required incumbent LECs to combine unbundled network elements for interconnectors. With the Court of Appeals decision, which has been appealed by the FCC, these issues on interconnection and pricing now fall into the state jurisdiction, the effects of which on CBT cannot yet be determined.
  On May 7, 1997, the FCC adopted orders on access charge reform and a new universal service program. The access charge reform order generally removed from minute-of-use access rates, costs that are not incurred on a per-minute-of-use basis. The order also adopted changes to the interstate rate structure for transport services which are designed to move the charges for these services to more cost-based levels. The universal service order reformed the existing system of universal service in a manner that will permit local telephone markets to move to a competitive arena. The order provides continued support to low-income consumers and will help to connect eligible schools, libraries and rural health care providers to the global telecommunications network. Several parties have filed cases with the Court on various issues within these two orders. Given the ongoing regulatory and judicial developments in these area, it is not yet possible to determine fully the impact of the Act and related FCC regulations on CBT operations.
  Effective July 1, 1997, CBT's price-cap tariff filing was approved by the FCC without suspension. This means CBT's interstate access and toll prices will be regulated, rather than its earnings. Prices will be capped or indexed annually based on the difference of inflation, as measured by the GDP-PI, a 6.5% productivity offset and exogenous cost adjustments. The FCC retained provisions that allow carriers earning less than a 10.25% rate of return to adjust their indices to reflect the 10.25% level. The election of price caps will better enable CBT to meet the challenges being faced in the new competitive environment. CBT and Citizens Utilities have filed petitions for reconsideration with the FCC to revisit the establishment of the 6.5% productivity offset. In addition, several appeals have been filed with the U.S. Court of Appeals regarding the order establishing the 6.5% productivity offset. At this time, the impact of the petition for reconsideration and the appeals can not be determined.

Ohio -- Beginning in the fourth quarter of 1997, CBT has begun to see increased competition under the Public Utilities Commission of Ohio's (PUCO) local service guidelines. The ultimate impact of the increased competition will depend upon court rulings, how the PUCO addresses CBT's request to suspend/modify certain of the local competitive requirements and the outcome of CBT's alternative regulation proceeding. A number of entities have requested interconnection arrangements with CBT to date. CBT has negotiated interconnection arrangements with five wireless carriers, (AirTouch, Ameritech Cellular, GTE Wireless, AT&T Wireless, and Nextel Wireless). On August 7, 1997, CBT filed a two-year interconnection agreement with Time Warner Communications with the PUCO. Two additional negotiated agreements (with Intermedia Communications and TCG of Ohio) were completed and filed with the PUCO in the fourth quarter of 1997. The agreements set terms by which these companies will connect to CBT's network, including how calls will be exchanged and how each company will be compensated.
  In August 1997, the PUCO issued decisions in arbitration cases involving CBT and MCI and IntelCom Group. These rulings set terms, prices and conditions for connection with CBT's network. Revised interconnection agreements between CBT and these companies have been filed and both companies are proceeding with plans to offer local service in Ohio. MCI's agreement includes terms for MCI to resell CBT's communications services, as well as for MCI to be a facilities-based competitor.
  On February 5, 1997, CBT filed an application with the PUCO seeking approval of a new alternative regulation plan called "Commitment 2000" to supersede an existing plan which expired in May 1997. The PUCO issued an order that all rates, terms and conditions of that existing plan will continue until a decision is made regarding Commitment 2000. The Commitment 2000 plan proposes marketing and pricing flexibility which will enable CBT to be more responsive to competition. Additionally, the plan provides for a realignment of rates by reducing business rates and increasing residence rates in a revenue-neutral manner.

  On November 17, 1997, the PUCO issued its staff report on CBT's Commitment 2000 Plan. The staff report is a key milestone in a process that includes formal hearings before the PUCO. In its report the PUCO staff recommended a decrease in CBT's annual revenue of between $5.5 and $10 million and allowed for other adjustments that could significantly increase the amount of the annual revenue reduction. The staff also recommended elimination of monthly TouchTone charges, that CBT's future prices be based on a rate of inflation measured by the GDP-PI, a productivity factor of 4% to 6.5% and a service quality adjustment. If the staff's recommendation regarding service quality is accepted by the PUCO, CBT's prices for local service could be reduced up to 2.5% if CBT's customer service deteriorates below its historical standards. In its report, the PUCO staff also rejected CBT's proposal to rebalance rates, stating that increases for local residential service would not be allowed until significant competition existed in the local market.

Kentucky -- On May 9, 1997, CBT filed a petition with the Public Service Commission of Kentucky (PSCK) for suspension and modification of certain requirements of local competition mandated by the FCC. The PSCK opened a proceeding to address CBT's request and set the matter for hearing in October 1997. On September 30, 1997, CBT filed to withdraw its petition due to a delay by the PUCO to a similar request on the Company's Commitment 2000 plan. CBT may refile its request with the PSCK after a decision is rendered in Ohio.
  CBT has received a notice from the PSCK that a management audit will be conducted beginning in the first quarter of 1998. The PSCK is required to periodically conduct management audits of the largest regulated entities under its jurisdiction.

--------------------------------------------------------------------------------
Business Outlook

Communications Services
Competition in the local exchange business is increasing, due to legislative and regulatory initiatives, as well as new technologies. CBT continues to develop new service offerings to help offset future competitive loss. CBT is working to assure implementation of rules that result in fair competition. The outcome of the regulatory process with respect to CBT's Commitment 2000 rate filing could result in significant reductions to CBT's revenues and earnings. Similarly, increased competition may make it more difficult for CBT to maintain current revenue and profit levels.
  CBT will continue to incur significant expenses in 1998 in preparation for regulator-mandated interconnection and local number portability. In 1998, total mandated costs could be in a range of $15 to $25 million with the majority of these costs expected to be incurred in the first half of the year. Additionally, CBT's Year-2000 programming costs are expected to be in the range of $10 to $15 million in 1998 but should be less in 1999.
  CBT will continue to develop new products and services in an effort to broaden the services it can offer to its customers. These actions, if undertaken, could cause expenses to increase in advance of corresponding revenues and could require significant incremental capital expenditures.
  On February 2, 1998, the Company announced that it had reached agreement on a multi-year renewal of agreements between CBT and AT&T under which the companies provide services to each other. Revenues from the new agreements are expected to be less than 5% of the segment's annual revenues.
  On February 3, 1998, the Company announced a venture with AT&T to provide PCS in the Greater Cincinnati and Dayton markets. The venture agreement provides that CBW will acquire an 80% interest in the venture for more than $100 million. The closure of this transaction, which the Company believes will occur sometime in 1998, is dependent upon, among other things, FCC approval of a PCS license transfer from AT&T to the venture. CBW is committed to funding certain start-up operating losses of the venture beginning in February 1998. Accordingly, the Company will reflect these losses in its consolidated financial reporting as incurred. Company management expects CBW's share of the venture's losses to be approximately $.15 per share in 1998. This expectation is based upon several assumptions including the actual closing of the transaction and market acceptance of the PCS offering and, therefore, actual losses could vary significantly from the Company's expectation.
  CBLD, CBD and CBS face stiff competition in their markets especially from larger companies. In order to assure success, they will continue to offer and develop superior products, services and value. The focus will be on niche markets and opportunities. CBD now competes with its former sales representative for Yellow Page Services. This new competition may affect CBD's ability to grow revenues and profits.

Information Systems
CBIS provides quality service to its clients because of its knowledge of the market, technology and client needs. CBIS continues to rely on a few significant clients for most of its revenue. CBIS's top three clients, excluding CBT, accounted for 62% of its revenues in 1997. CBIS maintains multi-year contracts with its clients, but some contracts have early termination clauses. The loss of one of the top three clients could result in a material reduction in revenues and profits. One client representing approximately 7% of CBIS's 1997 revenues committed in 1997 to renew the relationship through August 2004. The Company earlier reported that the relationship with this client might be terminated. CBIS may renegotiate one or more major contracts in 1998, exchanging lower prices for longer contract terms and a broader relationship. These negotiations could negatively impact future results.
  CBIS's success is in part dependent upon the success and acceptance of its clients' product offerings in the marketplace. A significant amount of CBIS's growth is directly related to increased wireless subscribers in the United States. As the installed base of wireless customers becomes larger, growth rates should decrease. Additionally, certain international network management system development projects are nearing completion causing a need for new sources of revenues to achieve growth.
  CBIS will incur a substantial amount of Year-2000 programming costs because it is reliant on information systems software and equipment. These costs will likely be in the range of $15 to $20 million in 1998, and are expected to be lower in 1999. The demand for programming resources to address the Year-2000 issue worldwide could constrain CBIS's ability to hire and retain the required resources and lead to increased labor costs for programming talent. CBIS believes that its ability to maintain a leadership position in the technological development of billing systems will be critical to its future.

Teleservices
Expected teleservices market growth and MATRIXX's range of services and focus on dedicated outsourcing should continue to provide for future growth. The teleservices business is very competitive and experienced softness in the "traditional" market sector during the second half of 1997. "Outsourced marketing services", where clients are served by a dedicated MATRIXX service team, represents approximately two-thirds of MATRIXX's revenues and should continue to grow faster than the "traditional" market sector. To enhance services to its clients, improve productivity and better position itself for further growth, MATRIXX took a fourth quarter restructuring charge of $35 million. The changes from the restructuring plan are expected to contribute $10 million in annual savings when fully implemented. The outlook for existing MATRIXX operations is for improvement from the second half of 1997 in revenues and earnings reflecting adjustments made to MATRIXX's cost structure.
  MATRIXX's top three clients accounted for 36% of its 1997 revenues, down from 44% in 1996. Loss of any significant contracts would have an adverse effect on its revenues and profits. MATRIXX must continue to win new contracts and grow its business with existing clients in a competitive market with excess call-center capacity. The level of success of MATRIXX's clients in their markets is also an important driver of MATRIXX's growth.
  On January 8, 1998, MATRIXX acquired the teleservices assets of Maritz Inc. which had revenues of approximately $50 million in 1997. The acquisition is expected to increase MATRIXX's revenues in 1998 and have an immaterial impact on earnings.
  On March 3, 1998, MATRIXX acquired Transtech for approximately $625 million. The acquisition will initially be financed through short-term debt and will likely result in a first quarter 1998 charge to write off certain acquired in-process research and development costs. The acquired operations had revenues of approximately $400 million in 1997. The acquisition and related financing is expected to have a dilutive effect on 1998 earnings and will further increase MATRIXX's concentration of revenues from its three largest clients. The acquisition will nearly double the size of MATRIXX, making it the world's largest provider of outsourced teleservices. A successful integration of Transtech's operations with those of MATRIXX is important for the Company to achieve its business objectives.
  MATRIXX has begun to incur costs in response to the Year-2000 issue. These costs are expected to be in a range of $12 to $18 million in 1998, including approximately $8 to $10 million for Transtech. MATRIXX's Year-2000 costs are expected to be lower in 1999.

Year-2000 Programming
The Company incurred $14.1 million in expenses in 1997 in order to prepare its software and systems for the Year 2000. The estimate for Year-2000 programming costs in 1998 could be in a range up to approximately $50 million, including approximately $8 to $10 million for Transtech, but these costs are expected to be lower in 1999. Some major CBIS applications are expected to be Year-2000 compliant in 1998. If the Company were to be unsuccessful in readying its software and systems for the Year 2000, the effect that this would have on client relationships, particularly in the Information Systems segment, would have a material adverse impact on the Company. The failure of one of the Company's significant clients or suppliers to successfully modify its systems for the Year 2000 could also have an adverse impact on the Company.

Business Development
The Company continues to review opportunities for acquisitions and divestitures for all of its businesses.

Reports of Management and Independent Accountants           Cincinnati Bell Inc.
-------------------------------------------------------------------------------

Report of Management

The management of Cincinnati Bell Inc. is responsible for the information and representations contained in this Annual Report. Management believes that the financial statements have been prepared in accordance with generally accepted accounting principles and that the other information in the Annual Report is consistent with those statements.
In preparing the financial statements, management is required to include amounts based on estimates and judgments that it believes are reasonable under the circumstances.
  In meeting its responsibility for the reliability of the financial statements, management maintains a system of internal accounting controls, which is continually reviewed and evaluated. Our internal auditors monitor compliance with the system of internal controls in connection with their program of internal audits. However, there are inherent limitations that should be recognized in considering the assurances provided by any system of internal accounting controls. The concept of reasonable assurance recognizes that the costs of a system of internal accounting controls should not exceed, in management's judgment, the benefits to be derived. Management believes that its system provides reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization, that the recorded accountability for assets is compared with the existing assets at reasonable intervals, and that appropriate action is taken with respect to any differences. Management also seeks to assure the objectivity and integrity of its financial data by the careful selection of its managers, by organization arrangements that provide an appropriate division of responsibility, and by communications programs aimed at assuring that its policies, standards and managerial authorities are understood throughout the organization.
  The financial statements have been audited by Coopers & Lybrand L.L.P., independent accountants. Their audit was conducted in accordance with generally accepted auditing standards.
  The Audit Committee of the Board of Directors (see page 45), which is composed of five directors who are not employees, meets periodically with management, the internal auditors and Coopers & Lybrand L.L.P. to review their performance and responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent accountants periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.



Brian C. Henry
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Report of Independent Accountants

TO THE SHAREOWNERS OF CINCINNATI BELL INC.

We have audited the accompanying consolidated balance sheets of Cincinnati Bell Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, common shareowners' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cincinnati Bell Inc. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.
  As discussed in Note 3 to the Financial Statements, the Company discontinued applying the provisions of Statement of Financial Accounting Standard No. 71, "Accounting for the Effects of Certain Types of Regulation," in 1997.




Cincinnati, Ohio
February 16, 1998,
except for Note 21 as to which
the date is March 3, 1998

Consolidated Statements of Income                           Cincinnati Bell Inc.


-----------------------------------------------------------------------------------------------------------------
Millions of dollars except per share amounts    Year ended December 31            1997         1996         1995
-----------------------------------------------------------------------------------------------------------------
Revenues                                                                      $1,756.8     $1,573.7     $1,336.1
-----------------------------------------------------------------------------------------------------------------

Costs and Expenses:
  Costs of products and services                                                 935.2        850.3        705.2
  Selling, general and administrative                                            288.7        273.8        250.8
  Depreciation and amortization                                                  185.4        172.8        162.2
  Year-2000 programming costs                                                     14.1           --           --
  Mandated telecommunications costs                                                6.3           --           --
  Special charges (credits)                                                       14.0        (29.7)       171.2
-----------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                  1,443.7      1,267.2      1,289.4
-----------------------------------------------------------------------------------------------------------------

Operating Income                                                                 313.1        306.5         46.7
-----------------------------------------------------------------------------------------------------------------

Other Income (Expense), Net                                                       19.3         12.1        (13.5)
Interest Expense                                                                  35.5         33.9         52.8
-----------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes and Extraordinary Items                        296.9        284.7        (19.6)
Income Taxes                                                                     103.3         99.7          5.7
-----------------------------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Items                                         193.6        185.0        (25.3)
Extraordinary Items, Net of Taxes                                               (210.0)          --         (7.0)
-----------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                             $  (16.4)    $  185.0     $  (32.3)
-----------------------------------------------------------------------------------------------------------------

Basic Earnings (Loss) Per Common Share
  Income (Loss) Before Extraordinary Items                                     $  1.43      $  1.38      $  (.19)
  Extraordinary Items                                                            (1.55)          --         (.05)
-----------------------------------------------------------------------------------------------------------------
  Net Income (Loss)                                                            $  (.12)     $  1.38      $  (.24)
Diluted Earnings (Loss) Per Common Share
  Income (Loss) Before Extraordinary Items                                     $  1.41      $  1.35      $  (.19)
  Extraordinary Items                                                            (1.53)          --         (.05)
-----------------------------------------------------------------------------------------------------------------
  Net Income (Loss)                                                            $  (.12)     $  1.35      $  (.24)
-----------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding (millions)
  Basic                                                                          135.2        133.9        132.0
  Diluted                                                                        137.7        137.2        133.5
-----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.


Consolidated Balance Sheets             Cincinnati Bell Inc.
------------------------------------------------------------------------------
Millions of dollars               at December 31            1997        1996
------------------------------------------------------------------------------
Assets


Current Assets
  Cash and cash equivalents                                $  9.9     $  2.0
  Receivables, less allowances of $14.0 and $11.7           350.8      315.0
  Material and supplies                                      16.3       17.3
  Deferred income tax benefits                               24.6       15.4
  Prepaid expenses and other current assets                  48.4       40.9
------------------------------------------------------------------------------
     Total current assets                                   450.0      390.6


Property, Plant and Equipment, Net                          703.2      985.8
Goodwill and Other Intangibles                              195.0      205.1
Investments in Unconsolidated Entities                       77.6       61.3
Deferred Charges and Other Assets                            72.9       28.1
------------------------------------------------------------------------------
Total Assets                                             $1,498.7    $1,670.9
------------------------------------------------------------------------------
Liabilities and Shareowners' Equity


Current Liabilities
  Debt maturing within one year                          $  190.6  $   224.2
  Payables and other current liabilities                    344.3      288.1
------------------------------------------------------------------------------
     Total current liabilities                              534.9      512.3


Long-Term Debt                                              269.2      279.5
Deferred Income Taxes                                        12.7      119.6
Other Long-Term Liabilities                                 102.2      125.1
------------------------------------------------------------------------------

     Total liabilities                                      919.0    1,036.5
------------------------------------------------------------------------------

Commitments and Contingencies

Shareowners' Equity
  Common shares, $1 par value                               136.1      135.1
  Additional paid-in capital                                229.8      213.1
  Retained earnings                                         217.7      288.5
  Currency translation adjustments                           (3.9)      (2.3)
------------------------------------------------------------------------------
     Total shareowners' equity                              579.7      634.4
------------------------------------------------------------------------------
Total Liabilities and Shareowners' Equity                $1,498.7   $1,670.9
------------------------------------------------------------------------------

------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows                      Cincinnati Bell Inc.
-------------------------------------------------------------------------------


Millions of dollars                            Year ended December 31                          1997         1996         1995
------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income (loss)                                                                        $  (16.4)      $185.0       $(32.3)
  Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
     Depreciation and amortization                                                            185.4        172.8        162.2
     Special charges (credits)                                                                 14.0        (29.7)       171.2
     Provision for loss on receivables                                                         11.5          9.0          8.5
     Charges for purchased research and development                                              --          5.0          7.5
     Extraordinary items, net of taxes                                                        210.0           --          7.0
     Other, net                                                                               (15.2)          .1          (.4)
  Change in assets and liabilities net of effects from acquisitions and disposals:
     Increase in receivables                                                                  (46.7)       (45.6)       (34.1)
     Increase in other current assets                                                         (16.7)        (1.4)        (1.1)
     Increase (decrease) in accounts payable and accrued liabilities                           22.3        (35.9)        (1.4)
     Decrease in other current liabilities                                                    (38.4)       (13.5)       (11.2)
     Increase (decrease) in deferred income taxes and unamortized
      investment tax credits                                                                    4.8          6.4        (50.5)
     Decrease (increase) in other assets and liabilities, net                                  14.8          (.2)         7.3
     Change in assets and liabilities from termination of swap agreement                         --           --        (36.6)
------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                              329.4        252.0        196.1
------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Capital expenditures - telephone plant                                                     (143.9)       (99.3)       (89.7)
  Capital expenditures - other                                                                (88.9)       (56.9)       (25.6)
  Acquisitions, net of cash acquired                                                          (13.9)       (62.7)       (31.4)
  Dispositions of assets                                                                         --         12.7           --
  Other, net                                                                                   13.3         (4.9)         5.4
------------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                                 (233.4)      (211.1)      (141.3)
------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Issuance of long-term debt                                                                     --           --         21.9
  Repayment of long-term debt                                                                (109.0)       (90.9)       (78.4)
  Net increase (decrease) in short-term debt                                                   66.1         79.1        (29.9)
  Issuance of common shares                                                                     9.1         23.7          9.1
  Dividends paid                                                                              (54.3)       (53.7)       (53.0)
  Net cash used in financing activities                                                       (88.1)       (41.8)      (130.3)
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                            7.9          (.9)       (75.5)
Cash and cash equivalents at beginning of year                                                  2.0          2.9         78.4
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                     $  9.9       $  2.0       $  2.9
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements

Consolidated Statements of Common Shareowners' Equity        Cincinati Bell Inc.
--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Common Shareowners' Equity
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                            Common
                                                                                   Additional                Currency       Shares
Millions of dollars except per share amounts                            Common      Paid-In     Retained  Translation  Outstanding
Restated for two-for-one share split in May 1997            Total       Shares      Capital     Earnings  Adjustments    (millions)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                                 $552.4       $131.8       $173.6       $246.6        $  .4       131.8
  Shares issued under shareowner and employee plans          14.5          1.4         13.2          (.1)          --         1.4
  Other shares issued                                         2.8           .2          2.6           --           --          .2
  Net loss                                                  (32.3)          --           --        (32.3)          --          --
  Pension liability adjustment                               (4.0)          --           --         (4.0)          --          --
  Currency translation adjustments                           (2.2)          --           --           --         (2.2)         --
  Dividends on common shares $.40 per share                 (53.1)          --           --        (53.1)          --          --

-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                478.1        133.4        189.4        157.1         (1.8)      133.4
  Shares issued under shareowner and employee plans          25.7          1.7         23.7           .3           --         1.7
  Net income                                                185.0           --           --        185.0           --          --
  Currency translation adjustments                            (.5)          --           --           --          (.5)         --
  Dividends on common shares $.40 per share                 (53.9)          --           --        (53.9)          --          --

-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                634.4        135.1        213.1        288.5         (2.3)      135.1
  Shares issued under shareowner and employee plans          17.7          1.0         16.7           --           --         1.0
  Net loss                                                  (16.4)          --           --        (16.4)          --          --
  Currency translation adjustments                           (1.6)          --           --           --         (1.6)         --
  Dividends on common shares $.40 per share                 (54.4)          --           --        (54.4)          --          --

-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                               $579.7       $136.1       $229.8       $217.7        $(3.9)      136.1
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements
--------------------------------------------------------------------------------
1. Accounting Policies

Consolidation and Basis of Presentation -- The consolidated financial statements include the accounts of Cincinnati Bell Inc. and its wholly owned subsidiaries (the Company). The Company is a diversified communications company with principal businesses in three industry segments. The Information Systems segment, Cincinnati Bell Information Systems Inc. (CBIS), provides and manages customer-care and billing solutions for the communications and cable TV industries. The Teleservices segment, MATRIXX Marketing Inc. (MATRIXX), provides a full range of outsourced marketing solutions to large corporations. The Communications Services segment, consisting of Cincinnati Bell Telephone Company (CBT), Cincinnati Bell Long Distance Inc. (CBLD), Cincinnati Bell Directory Inc. (CBD), Cincinnati Bell Supply Company (CBS) and Cincinnati Bell Wireless Company (CBW), provides local telephone exchange services and products in Greater Cincinnati, long distance services, yellow
pages and directory services, and telecommunications equipment.   CBW was
formed during the fourth quarter of 1997 for the purpose of providing customers in the Greater Cincinnati and Dayton markets advanced digital personal communications services (PCS), voice, paging, E-mail messaging, other features and associated products. CBLD, CBD and CBS, previously in a separate category, are now included in the Communications Services segment to better reflect the Company's communications business. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current classifications with no effect on financial results.

Regulatory Accounting -- In the fourth quarter of 1997, the Company discontinued accounting under Statement of Financial Accounting Standards
(SFAS) 71, "Accounting for Certain Types of Regulation" at CBT (see Note 3).

Use of Estimates -- Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Cash Equivalents -- Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less.

Property, Plant and Equipment -- Property, plant and equipment are stated at cost. The Company's provision for depreciation of telephone plant is determined on a straight-line basis using the remaining life method. Prior to the discontinuation of SFAS 71, the depreciation of telephone plant at CBT was determined using lives allowed by regulators. As a result of the discontinuation of SFAS 71, CBT recognized shorter, more economically realistic lives than those prescribed by regulators and increased its accumulated depreciation balance by $309.0 million (see Note 3). The provision for depreciation of other property is based on the straight-line method over the estimated useful life.

Telephone plant is retired at its original cost, net of cost of removal and salvage, and is charged to accumulated depreciation. For other property, plant and equipment retired or sold, the gain or loss is recognized in other income.

Software Development Costs -- Research and development expenditures are charged to expense as incurred. Product development costs were $79.9 million, $60.4 million and $39.0 million in 1997, 1996 and 1995, respectively. The development costs of software to be marketed are charged to expense until technological feasibility is established. After that time, the remaining software development costs are capitalized and recorded in property, plant and equipment. Amortization of the capitalized amounts is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product, generally not exceeding four years. At December 31, 1996, the carrying value of capitalized software was $9.5 million. This amount was fully amortized at December 31, 1997. Year-2000 programming costs are expensed as incurred.

Goodwill and Other Intangibles -- Goodwill and other intangibles are recorded at cost and amortized on a straight-line basis over 5 to 40 years. Goodwill and other intangibles are evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss is recognized.

Revenue Recognition -- Local telephone service revenues are generally billed monthly in advance and are recognized when services are provided. Information systems revenues primarily consist of data processing revenue recognized as services are performed. On certain long-term telecommunications systems development contracts, the percentage of completion method is used to recognize the revenues. Because the percentage of completion method requires estimates of costs to complete contracts, it is possible that estimated costs to complete contracts will be revised in the near term. Revenues from software maintenance agreements are deferred and are recognized over the maintenance period. Software licensing revenues are recognized when delivery of the software occurs if the Company does not have to provide additional significant service under the contract. All other revenues are recognized when the services are performed.

Income Taxes -- The provision for income taxes consists of an amount for taxes currently payable and a provision for tax consequences deferred to future periods using the liability method. For financial statement purposes, deferred investment tax credits are being amortized as a reduction of the provision for income taxes over the estimated useful lives of the related property, plant and equipment.

Stock-Based Compensation -- Compensation cost is measured under the intrinsic value method. Pro forma disclosures of net income and earnings per share are presented as if the fair value method had been applied.

Currency Translation -- Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated to U.S. dollars at year-end exchange rates. Translation adjustments are accumulated and reflected as a separate component of shareowners' equity. Revenue and expenses are translated at average exchange rates for the year.

Financial Instruments -- In the normal course of business, the Company may employ financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. The Company does not hold or issue derivative financial instruments for trading purposes.


-------------------------------------------------------------------------------
2. Special Items

1997
Business Restructurings
MATRIXX
In the fourth quarter of 1997, the Company approved a restructuring plan for MATRIXX. The restructuring plan will result in the consolidation of certain operating divisions and facilities. The Company recorded a special charge of $35.0 million which reduced net income by $23.0 million. The charge included $9.5 million in lease termination costs, $7.5 million in severance pay under existing severance plans, $7.6 million in non-cash goodwill writedowns associated with operations to be restructured, $6.3 million in non-cash property and equipment writedowns related to facilities to be closed and $4.1 million in other restructuring costs.
  During 1997, cash payments applied to the restructuring liability were $1.6 million, principally for severance pay. Also during 1997, $7.4 million in non-cash items were charged against the reserve. The accrued restructuring reserve liability at December 31, 1997, was $26.0 million, which is primarily for lease termination costs, severance pay, additional non-cash writedowns and other restructuring costs. Remaining cash outflows under the plan are estimated to be $18.3 million and management expects the restructuring plan activities to be completed by December 31, 1998.

CBI and CBT
In 1995, the Company initiated a restructuring plan resulting in the need for fewer people to operate the businesses of CBT and CBI. Over 1,300 employees accepted the early retirement offer and left through the first quarter of 1997. In 1997, non-cash settlement gains resulting from lump-sum pension distributions to employees retiring under the offer were $21.0 million. Cash expenditures in 1997 were $3.2 million for severance, vacation buyouts and lease payments. Management believes that the remaining balance of $5.3 million in the restructuring liability is adequate.

1996
Business Restructuring -- CBT and CBI recorded $27.4 million of non-cash pension settlement gains related to the 1995 business restructuring and reversed $2.3 million of the restructuring liability which increased net income by $18.9 million. Cash expenditures of $3.2 million for vacation buyouts, severance and real estate costs and the above reversal reduced the liability to $8.7 million at year end. The liability reversal was the result of better-than-expected utilization of leased real estate.

Non-recurring Items -- Costs and expenses include $5.0 million of in-process research and development costs which were expensed in connection with acquisitions. This reduced net income by $3.1 million.
  Interest expense reflects a reversal of $2.5 million of accrued interest by CBT related to overearnings liabilities. As a result, net income increased $1.6 million.

1995
Business Restructuring -- In 1995, the Company recorded charges of $131.6 million, net of settlement gains, to reflect the cost of the CBT and CBI restructuring plan. The charges included $58 million for pension enhancements, $54 million of curtailment losses for postretirement health care costs, $7 million for lease termination costs, $4 million for vacation buyouts and severance pay and the remainder for other costs. The charges reduced net income by approximately $84 million.
  Additionally, cash payments of $7.7 million were applied to the restructuring liability, including $4 million for the non-qualifed portion of lump-sum pension distributions and $3.4 million for vacation buyouts and severance.

Goodwill Impairment -- In December 1995, the Company recognized an impairment loss of $39 million resulting from the writedown of goodwill related to MATRIXX's French telephone marketing business.

Non-recurring Items -- Costs and expenses include $7.5 million of in-process research and development costs which were expensed in connection with CBIS acquisitions. This reduced net income by $4.6 million.
  Other income (expense), net includes a charge to reduce to market value real estate held for sale, which decreased net income by $3.3 million. Also included is a charge resulting from termination of the Company's interest rate and currency swap agreement, which was used to hedge its investment in MATRIXX's French operations, reducing net income by $8.5 million.

-------------------------------------------------------------------------------
3. Extraordinary Items

1997
Discontinuation of SFAS 71
In the fourth quarter of 1997, the Company determined that, as a result of changes in CBT's competitive and regulatory environment, the application of SFAS 71 was no longer appropriate. As a result of the discontinuation of SFAS 71, CBT recorded an extraordinary non-cash charge of $210.0 million, which is net of a related deferred tax benefit and investment tax credit of $129.2 million.
  The components of the charge are as follows:


Millions of dollars
-------------------------------------------------------------------------------
Change in plant-related balances                             $327.7
Eliminate other net regulatory assets and liabilities          11.5
-------------------------------------------------------------------------------
Total pre-tax charge                                         $339.2

Total after-tax charge                                       $210.0


  The change in plant balances primarily represents an increase in accumulated depreciation of $309.0 million for the removal of an embedded regulatory asset resulting from the use of regulatory lives for depreciation of plant assets which have typically been longer than the estimated economic lives. The adjustment was supported by a discounted cash flow analysis which estimated amounts of plant that would not be recoverable from future cash flows. The adjustment also included elimination of accumulated depreciation reserve deficiencies recognized by regulators and a writedown of analog switching equipment scheduled for replacement.
  The following is a comparison of new depreciation lives to those prescribed by regulators for selected plant categories:


                                    Regulator-      Estimated
Average lives in years              Prescribed      Economic
--------------------------------------------------------------------------
Digital switch                              15              12
Digital circuit                             11              9
Conduit                                     50              50
Copper cable                                18-25           15-17
Fiber cable                                 25              20-22


  The discontinuance of SFAS 71 required CBT to eliminate from its balance sheet the effects of any other actions of regulators that had been recognized as assets and liabilities pursuant to SFAS 71, but would not have been recognized as assets and liabilities by enterprises in general. Included in the elimination of regulatory assets and liabilities were adjustments of deferred tax levels to the currently enacted statutory rates and elimination of other income tax-related regulatory assets and liabilities. Prior to the discontinuance of SFAS 71, CBT had recorded deferred income taxes based upon the cumulative amount of income tax benefits previously flowed through to rate payers and recorded a regulatory asset for the same amount ($10.2 million at December 31, 1996). Also, CBT had recorded a regulatory liability of $22.1 million at December 31, 1996, a substantial portion of which represented the excess deferred income taxes on depreciable assets, resulting primarily from the reduction in the statutory federal income tax rate from 46% to 35%.
  The discontinuation of SFAS 71 at CBT had no effect on the accounting for the Company's other subsidiaries.

1995
Debt Extinguishment
In December 1995, the Company retired, at a premium, $75 million of 9.1% notes through redemption and partial in-substance defeasance. The cost of retirement reduced net income by $7 million.

-------------------------------------------------------------------------------
4. Income Taxes

The components of income tax expense are as follows:


Millions of dollars   Year ended December 31    1997        1996        1995
-------------------------------------------------------------------------------
Current:
  Federal                                       $108.5       $80.6       $49.7
  State and local                                 13.1         6.5         6.3
-------------------------------------------------------------------------------
     Total current                               121.6        87.1        56.0
Deferred                                         (17.1)       14.5       (49.0)
Investment tax credits                            (1.2)       (1.9)       (1.3)
-------------------------------------------------------------------------------
Total                                           $103.3       $99.7      $  5.7
-------------------------------------------------------------------------------


  The components of the Company's deferred tax assets and liabilities are as follows:


Millions of dollars        at December 31       1997        1996
-------------------------------------------------------------------------------
Deferred tax asset:
  Restructuring charges                          $12.5     $   3.2
  Employee benefits                               18.0        23.0
  Unamortized investment tax credit                3.5         7.0
  Loss carryforwards                              26.7        26.7
  Other                                           20.0        20.9
-------------------------------------------------------------------------------
                                                  80.7        80.8
  Valuation allowance                            (21.7)      (21.7)
-------------------------------------------------------------------------------
  Net deferred tax asset                          59.0        59.1
-------------------------------------------------------------------------------
Deferred tax liability:
  Depreciation and amortization                   23.8       144.2
  Basis differences on items previously
    flowed through to ratepayers                  --          10.2
   Other                                           1.2         2.7
  Total deferred tax liability                    25.0       157.1
-------------------------------------------------------------------------------
  Net deferred tax asset (liability)             $34.0      $(98.0)
-------------------------------------------------------------------------------

 The following is a reconciliation of the statutory Federal income tax rate with the effective tax rate for each year:


                                                  1997        1996        1995
-------------------------------------------------------------------------------
U.S. Federal statutory rate                       35.0%       35.0%      (35.0)%
Rate differential on reversing
  temporary differences                            (.1)        (.4)       (8.9)
Amortization and writedown of
  intangible assets                                1.1          .6        78.8
State and local income taxes, net of
  federal income tax benefit                       2.4         1.5        13.5
Investment and research tax credits               (5.4)       (1.4)      (18.6)
Other differences                                  1.8         (.3)        (.5)
-------------------------------------------------------------------------------
Effective rate                                    34.8%       35.0%       29.3%
-------------------------------------------------------------------------------

The income tax-related regulatory assets and liabilities were eliminated as a result of the discontinuation of SFAS 71 in the fourth quarter of 1997. The discontinuation of SFAS 71 was primarily responsible for the significant decrease in the Company's deferred tax liability in 1997 (see Note 3).
  The Company had U.S. capital loss carryforwards at both December 31, 1997 and 1996, of approximately $62.0 million. Utilization of these capital losses is dependent upon the generation of future capital gains with the carryforwards expiring in 1999 and, accordingly, a valuation allowance has been established for the related deferred tax asset.

-------------------------------------------------------------------------------
5. Retirement Plans

Pensions
The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for nonmanagement employees and one supplementary, nonqualified, unfunded plan for certain senior managers. The pension benefit formula for the management plan is a cash balance plan where the pension benefits are determined by a combination of compensation based credits and annual guaranteed interest credits. The nonmanagement pension is also a cash balance plan with benefits that are determined by a combination of service and job classification based credits and annual interest credits. Benefits for the supplementary plan are based on years of service and eligible pay.
  Funding of the management and nonmanagement plans is achieved through contributions made to an irrevocable trust fund. The contributions are determined using the aggregate cost method.
  The Company uses the projected unit credit cost method for determining pension cost for financial reporting purposes and accounts for certain benefits provided under early retirement packages discussed in Note 2 as a special termination benefit.

  Pension cost includes the following components:


Millions of dollars    Year ended December 31    1997       1996        1995
-------------------------------------------------------------------------------
Service cost (benefits earned
 during the period)                          $    8.5    $    7.2      $  6.9
Interest cost on projected
 benefit obligation                              37.6        35.3        48.9
Actual return on plan assets                   (108.1)     (147.1)     (185.6)
Amortization and deferrals - net                 64.3       112.6       131.5
Special termination benefits                     --          --          58.8
Curtailment loss                                 --          --           4.9
Settlement gains                                (21.0)      (27.4)       (5.9)
-------------------------------------------------------------------------------
Pension cost (income)                        $  (18.7)   $  (19.4)     $ 59.5


  The following table sets forth the plans' funded status:


Millions of dollars     Year ended December 31              1997        1996
-------------------------------------------------------------------------------
Actuarial present value of accumulated
 benefit obligation including vested benefits of
 $461.5 million and $518.8 million, respectively          $  495.6    $  549.9
-------------------------------------------------------------------------------
Plan assets at fair value (primarily listed stocks,
  bonds and real estate, including $43.2 million
  and $43.0 million, respectively, in common
  shares of the Company)                                  $  700.0    $  698.6
Actuarial present value of projected benefit obligation     (514.9)     (587.3)
-------------------------------------------------------------------------------

Plan assets over projected benefit obligation                185.1       111.3
 Unrecognized prior service cost                              23.8        21.9
 Unrecognized transition asset                               (18.7)      (25.8)
 Unrecognized net gain                                      (162.7)     (114.6)
 Recognition of minimum liability                             (6.8)       (6.7)
-------------------------------------------------------------------------------
 Prepaid (accrued) pension expense                         $  20.7     $ (13.9)
-------------------------------------------------------------------------------

  The Company used the following rates in determining the actuarial present value of the projected benefit obligation and pension cost for the three pension plans:


At December 31                           1997        1996        1995
-------------------------------------------------------------------------
 Discount rate - projected
  benefit obligation                        7.00%       7.25%       7.00%
 Future compensation growth rate            4.00%       4.00%       4.00%
 Expected long-term rate of
  return on plan assets                     8.25%       8.25%       8.25%


Savings Plans
The Company sponsors several defined contribution plans covering substantially all employees. The Company's contributions to the plans are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Company contributions to the defined contribution plans were $9.2 million, $9.4 million and $10.9 million for 1997, 1996 and 1995, respectively.

  6. Employee Postretirement Benefits Other Than Pensions

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


Millions of dollars   Year ended December 31    1997        1996        1995
-------------------------------------------------------------------------------
Service cost (benefits earned
 during the period)                            $ 2.1       $ 1.8       $ 1.6
Interest cost on accumulated
 postretirement benefit obligation              16.1        15.6        15.2
Actual return on plan assets                    (7.4)       (5.7)       (4.7)
Amortization and deferrals - net                 5.3         5.3         5.5
Curtailment loss                                --          --          53.8
-------------------------------------------------------------------------------
Postretirement benefit cost                    $16.1       $17.0       $71.4
-------------------------------------------------------------------------------

  The funded status of the plans is:


Millions of dollars    at December 31                1997        1996
-------------------------------------------------------------------------
 Accumulated postretirement benefit obligation:
  Retirees and dependents                            $199.0      $191.6
  Fully eligible active participants                    6.5         6.6
  Other active participants                            31.2        29.1
-------------------------------------------------------------------------
                                                      236.7       227.3
Plan assets at fair value                            (116.8)      (95.1)
-------------------------------------------------------------------------
Accumulated postretirement benefit obligation
 in excess of plan assets                             119.9       132.2
Unrecognized prior service cost                        (3.1)       (3.3)
Unrecognized transition obligation                    (77.3)      (82.4)
Unrecognized net gain                                  15.3         5.2
-------------------------------------------------------------------------
Accrued postretirement benefit cost                  $ 54.8      $ 51.7
-------------------------------------------------------------------------


  The transition obligation is being amortized over twenty years.
  The accumulated postretirement benefit obligation and plan assets at December 31, 1997 and 1996, include $2.1 million and $1.5 million, respectively, for group life insurance benefits.
  The Company used the following rates in determining the actuarial present value of the accumulated postretirement benefit obligation (APBO) and postretirement benefit costs:


At December 31                                      1997      1996      1995
-----------------------------------------------------------------------------
Discount rate - APBO                               7.00%     7.25%     7.00%
Expected long-term rate of return
  for VEBA assets                                  8.25%     8.25%     8.25%
Expected long-term rate of return
  for RFA assets                                   8.00%     8.00%     8.00%


  The assumed health care cost trend rate used to measure the postretirement health benefit obligation at December 31, 1997, was 5.8% and is assumed to decrease gradually to 4.3% by the year 2005. A one percentage point increase in the assumed health care cost trend rate would have increased the aggregate of the service and interest cost components of the 1997 postretirement health benefits by approximately $.9 million, and would increase the accumulated postretirement benefit obligation as of December 31, 1997, by approximately $10.5 million.

7. Goodwill and Other Intangibles

Goodwill and other intangibles, net of accumulated amortization, consist of the following:


Millions of dollars                                  1997      1996
---------------------------------------------------------------------
Balance -- beginning of year                        $205.1    $172.3
Additions                                              9.8      45.0
Writedowns                                            (6.5)    --
Amortization                                         (13.1)    (11.8)
Other                                                  (.3)      (.4)
---------------------------------------------------------------------
Balance -- end of year                              $195.0    $205.1
---------------------------------------------------------------------

Accumulated amortization - end of year              $106.3    $ 98.4



  Additions to goodwill and other intangibles were primarily the result of the purchase of a personal communications services license in 1997 and business acquisitions accounted for using the purchase method of accounting in 1996.
  The 1997 restructuring plan for MATRIXX included significant changes to the operations of two divisions which had previously been acquired. As a consequence, the Company recognized a non-cash goodwill impairment loss of $7.6 million as part of the 1997 MATRIXX restructuring charge of which $6.5 million had been reflected as writedowns in goodwill at December 31, 1997.

------------------------------------------------------------------------------
8. Debt Maturing Within One Year and Lines of Credit

Debt maturing within one year consists of the following:


Millions of dollars     at December 31                1997      1996      1995
------------------------------------------------------------------------------
Short-Term Debt:
  Commercial paper                                   $110.1    $ 30.0    $ --
  Bank notes                                           71.0      85.0     35.9
Current maturities of long-term debt                    9.5     109.2     90.2
------------------------------------------------------------------------------
    Total                                            $190.6    $224.2   $126.1
------------------------------------------------------------------------------
 Weighted average interest rates on
   short-term debt                                      5.7%      5.5%     5.9%



  Average balances of short-term debt and related interest rates for the last three years are as follows:


Millions of dollars                                  1997      1996      1995
------------------------------------------------------------------------------
Average amounts of short-term debt
  outstanding during the year*                      $117.2    $113.5     $66.1
Weighted average interest rate
  during the year**                                    5.7%      5.6%      6.1%
Maximum amounts of short-term debt
  at any month-end during the year                  $182.5    $140.0     $71.1


  * Amounts represent the average daily face amount of notes.

 ** Weighted average interest rates are computed by dividing the daily average face amount of notes into the aggregate related interest expense.

  At December 31, 1997, the Company had approximately $38 million of unused bank lines of credit, which are available to provide support for commercial paper borrowings. These lines of credit are available for general corporate purposes. There are no material compensating balances or commitment fee agreements under these credit arrangements.

------------------------------------------------------------------------------
9. Long-Term Debt

Long-term debt is as follows:


Millions of dollars    at December 31                         1997       1996
------------------------------------------------------------------------------
Debentures/Notes
Year of Maturity                      Interest Rate %
 1997                                           6.700       $    --    $100.0
 2002                                           4.375          20.0      20.0
 2003                                           6.240          20.0      20.0
 2005                                           6.330          20.0      20.0
 2011                                           7.375          50.0      50.0
 2023                                           7.250          50.0      50.0
 2023                                           7.18-7.27      80.0      80.0
                                                              240.0     340.0
 Capital leases and other                                      38.7      48.7
------------------------------------------------------------------------------
                                                              278.7     388.7
 Current maturities                                            (9.5)   (109.2)
------------------------------------------------------------------------------
 Total                                                       $269.2    $279.5
------------------------------------------------------------------------------


------------------------------------------------------------------------------
10. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
  Cash and cash equivalents and short-term debt -- the carrying amount approximates fair value because of the short-term maturity of these instruments.
  Long-term debt -- the fair value is estimated based on year-end closing market prices of the Company's debt and of similar liabilities. The carrying amounts at December 31, 1997 and 1996, were approximately $246.9 million and $353.9 million, respectively. The estimated fair values at December 31, 1997 and 1996, were $258.0 million and $351.3 million, respectively.
  Interest rate risk management -- the Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company continuously monitors the percentage of variable to fixed interest rate debt to maximize its total return. As of December 31, 1997, approximately 60% of the Company's debt consists of long-term fixed-rate financial instruments and the remainder of the debt consists of commercial paper and bank loans with variable interest rates and original maturities of less than one year.
  Foreign exchange risk management -- it is the Company's policy to enter into foreign currency transactions only to the extent considered necessary to meet its objectives. Generally, foreign currency instruments and forwards are valued relative to the period-ending spot rate. Gains and losses applicable to those instruments are recorded in income currently with the exception of amounts related to foreign currency instruments that have been designated as a hedge of a net investment in a foreign subsidiary. Hedge results of a net investment in a foreign subsidiary are excluded from income and recorded as adjustments to shareowners' equity until the related subsidiary is sold or liquidated. The interest elements of these foreign instruments are recognized in income ratably over the life of the contract. The interest rate differential to be paid or received on interest rate swap agreements and related foreign currency transaction gains and losses are accrued as interest rates change and are recognized as an adjustment of interest expense.

------------------------------------------------------------------------------
11. Common and Preferred Shares

Common Shares
On February 3, 1997, the Company's Board of Directors approved a two-for-one split of the Company's common shares payable to shareowners of record May 2, 1997. As a result of the split, 67.8 million additional shares were issued. On April 28, 1997, the Company's shareowners approved an amendment to the articles of incorporation to increase the authorized number of shares from 240 million to 480 million. These events did not affect the total dollar amount of common shareowners' equity. All references in the accompanying financial statements to the number of common shares and per share amounts have been retroactively restated to give effect to these changes.

Common Share Purchase Rights Plan
In the first quarter of 1997, the Company's Board of Directors adopted a Share Purchase Rights Plan by granting a dividend of one preferred share purchase right for each outstanding common share to shareowners of record at the close of business on May 2, 1997. Under certain conditions, each right entitles the holder to purchase one-hundredth of a Series A Preferred Share. The rights cannot be exercised or transferred apart from common shares, unless a person or group acquires 15% or more of the Company's outstanding common shares. The rights will expire May 2, 2007, if they have not been redeemed.

Preferred Shares
The Company is authorized to issue up to 4 million voting preferred shares and 1 million nonvoting preferred shares. At December 31, 1997 and 1996, there were no preferred shares outstanding.

------------------------------------------------------------------------------
12. Stock-Based Compensation Plans

The Company has two plans which allow for the granting of stock options and other stock-based awards to officers, directors and certain key employees. The options are granted at no less than market value of the stock at the grant date. Generally, stock options have a ten-year term and vest within three years of grant. There were no stock appreciation rights granted or outstanding during the three year period ended December 31, 1997.
  The Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996 but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below:


Millions of dollars
except per share amounts             Year ended December 31    1997      1996
-------------------------------------------------------------------------------
 Net Income (loss)                   As reported               $(16.4)   $185.0
                                     Pro forma                 $(21.5)   $183.1

 Diluted Earnings (loss) per share   As reported               $ (.12)   $ 1.35
                                     Pro forma                 $ (.16)   $ 1.33



  The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.
  The weighted average fair values at the date of grant for options granted during 1997, 1996 and 1995 were $9.64, $4.60 and $1.79, respectively, and were estimated using the Black-Scholes option pricing model. The weighted average assumptions were as follows:

                                                     1997      1996
--------------------------------------------------------------------
Expected dividend yield                              1.8%      3.5%


 Expected volatility                                29.9%     29.2%
 Risk-free interest rate                             6.2%      5.5%
 Expected holding period -- years                    4         4


  Presented below is a summary of the status of the Company's stock options and the related transactions for the years ended December 31:


Shares in thousands                                            1997                1996                1995
-----------------------------------------------------------------------------------------------------------
                                                           Weighted            Weighted            Weighted
                                                            Average             Average             Average
                                                           Exercise            Exercise            Exercise
                                                   Shares     Price    Shares     Price    Shares     Price
-----------------------------------------------------------------------------------------------------------
Outstanding --
  beginning of year                                 5,955               5,774               5,545      --
Granted                                             1,452    $30.01     2,119   $ 20.20     2,034   $  9.40
Exercised                                            (872)   $10.08    (1,504)  $  9.45      (779)  $  9.31
Canceled                                             (134)   $23.90      (434)  $ 13.76    (1,026)  $ 11.50
-----------------------------------------------------------------------------------------------------------
Outstanding --
 end of year                                        6,401    $17.16     5,955   $ 13.14     5,774   $  9.63
-----------------------------------------------------------------------------------------------------------

Options exercisable
 at year end                                        3,606    $10.82     3,355   $  9.89     3,833   $  9.67
Options available
 for future grant                                   9,928               8,162               8,612


  The following table summarizes the status of the Company's stock options outstanding and exercisable at December 31, 1997:


                                         Options                       Options
Shares in thousands                    Outstanding                   Exercisable
-----------------------------------------------------------------------------------------------
                                            Weighted
                                             Average     Weighted                      Weighted
                                           Remaining      Average                       Average
Range of                                 Contractual     Exercise                      Exercise
Exercise Prices              Shares    Life in Years        Price         Shares          Price
-----------------------------------------------------------------------------------------------
 $ 6.00 to $12.16             3,022            5.4         $ 9.35          3,022         $ 9.35
 $12.28 to $24.06             1,419            7.8         $16.73            475         $16.47
 $24.19 to $32.31             1,960            9.0         $29.50            109         $26.76
-----------------------------------------------------------------------------------------------
 $ 6.00 to $32.31             6,401            7.0         $17.16          3,606         $10.82
-----------------------------------------------------------------------------------------------



  Restricted stock awards during 1997, 1996 and 1995 were 126,000 shares, 100,000 shares and 458,000 shares, respectively. The weighted average market value of the shares on the grant date were $29.48, $20.21 and $12.52, respectively. Restricted stock awards vest over time, generally one to five years.

--------------------------------------------------------------------------------
13. Lease Commitments

The Company leases certain facilities and equipment used in its operations. Total rent expense was approximately $103.2 million, $82.9 million and $69.3 million in 1997, 1996 and 1995, respectively.
  At December 31, 1997, the total minimum rental commitments under noncancelable leases were as follows:



                                               Operating       Capital
Millions of dollars                               Leases        Leases
----------------------------------------------------------------------
 1998                                           $ 86.3           $ 5.1
 1999                                             64.4             4.7
 2000                                             43.9             4.6
 2001                                             21.8             4.6
 2002                                             14.1             4.6
 Thereafter                                       55.5            45.6
----------------------------------------------------------------------
 Total                                          $286.0            69.2

   Amount representing interest                                   39.6

   Present value of net minimum lease payments                   $29.6


-------------------------------------------------------------------------------
14. Quarterly Financial Information (Unaudited)

All adjustments necessary for a fair statement of income for each period have been included.



Millions of dollars
except per share amounts        1st         2nd         3rd         4th       Total
-----------------------------------------------------------------------------------
1997
Revenues                      $429.5      $433.1      $433.2     $ 461.0    $1,756.8
Operating Income              $ 93.5      $ 87.6      $ 81.8     $  50.2    $  313.1
Income Before
 Extraordinary Item           $ 57.2      $ 54.2      $ 51.8     $  30.4    $  193.6
Extraordinary Item                                               $(210.0)   $ (210.0)
Net Income (Loss)             $ 57.2      $ 54.2      $ 51.8     $(179.6)   $  (16.4)
Basic Earnings (Loss)
 Per Share                    $  .42      $  .40      $  .38     $ (1.33)   $   (.12)
Diluted Earnings (Loss)
 Per Share                    $  .42      $  .39      $  .38     $ (1.30)   $   (.12)

1996
Revenues                      $362.1      $376.0      $403.2     $ 432.4    $1,573.7
Operating Income              $ 72.6      $ 74.5      $ 74.9     $  84.5    $  306.5
Net Income                    $ 41.7      $ 44.8      $ 46.9     $  51.6    $  185.0
Basic Earnings
 Per Share                    $  .31      $  .33      $  .35     $   .38    $   1.38
Diluted Earnings
 Per Share                    $  .31      $  .32      $  .34     $   .37    $   1.35


  In the fourth quarter of 1997, CBT discontinued its use of SFAS 71 by recording an extraordinary charge which reduced net income $210.0 million or $1.52 per share. Also, in the fourth quarter, MATRIXX recorded a charge for restructuring its operations. The restructuring charge reduced net income $23.0 million or $.17 per share.
  In the first and second quarters of 1997, pension settlement gains from the 1995 business restructuring increased net income $9.6 million or $.07 per share and $3.8 million or $.03 per share, respectively.
  In 1996, pension settlement gains from the 1995 business restructuring increased net income by $3.5 million or nearly $.03 per share for each of the first three quarters and by $6.9 million or $.05 per share in the fourth quarter. In addition to the settlement gains, a reversal of restructuring liabilities in the fourth quarter increased net income $1.5 million or $.01 per share. Also, in the fourth quarter, expensing of acquired research and development decreased net income by $1.8 million or $.01 per share.

In the third quarter of 1996, a reversal of accrued interest expense related to overearnings liabilities increased net income $1.6 million or $.01 per share. The increase was partially offset by the expensing of acquired in-process research and development costs. The expensing of these costs decreased in net income $1.3 million or $.01 per share.

-------------------------------------------------------------------------------
15. Additional Financial Information

Income Statement


Millions of dollars    Year ended December 31         1997      1996      1995
-------------------------------------------------------------------------------
 Interest expense:
  Long-term debt                                     $28.0     $29.1     $47.0
  Short-term debt                                      6.7       6.3       4.1
  Other                                                 .8      (1.5)      1.7
-------------------------------------------------------------------------------
    Total                                            $35.5     $33.9     $52.8
-------------------------------------------------------------------------------

Balance Sheet


Millions of dollars            at December 31                   1997      1996
-------------------------------------------------------------------------------
 Property, Plant and Equipment, net:
  Telephone plant                                           $1,633.7  $1,571.7
  Accumulated depreciation                                  (1,083.1)   (716.5)
-------------------------------------------------------------------------------
    Net telephone plant                                        550.6     855.2
  Other property and equipment                                 378.1     321.1
  Accumulated depreciation                                    (225.5)   (190.5)
-------------------------------------------------------------------------------
    Total                                                  $   703.2  $  985.8
-------------------------------------------------------------------------------
 Payables and other current liabilities:
  Accounts payable and accrued liabilities                 $   197.6  $  176.2
  Accrued taxes                                                 51.5      37.9
  Advance billing and customers' deposits                       35.0      39.8
  Other current liabilities                                     60.2      34.2
-------------------------------------------------------------------------------
    Total                                                  $   344.3  $  288.1
-------------------------------------------------------------------------------

Statement of Cash Flows


Millions of dollars    Year ended December 31            1997      1996     1995
--------------------------------------------------------------------------------
 Cash paid for:
  Interest (net of amount capitalized)                  $35.0     $37.3    $46.8
  Income taxes (net of refunds)                         $96.2     $86.9    $61.6


16. Cincinnati Bell Telephone Company

The following summarized financial information is for the Company's consolidated wholly owned subsidiary, Cincinnati Bell Telephone Company:

Income Statement


Millions of dollars    Year ended December 31         1997      1996      1995
-------------------------------------------------------------------------------
 Revenues                                         $  670.1    $650.8    $624.4
 Costs and expenses                               $  523.3    $495.1    $630.4
 Income (loss) before extraordinary item          $   85.2    $ 92.6  $  (11.3)
 Net income (loss)                                $ (124.8)   $ 92.6  $  (11.3)


Balance Sheet


Millions of dollars    Year ended December 31                   1997      1996
-------------------------------------------------------------------------------
 Current assets                                               $142.5  $  135.6
 Telephone plant - net                                         550.6     855.2
 Other noncurrent assets                                        13.3      14.7
-------------------------------------------------------------------------------
  Total assets                                                $706.4  $1,005.5
-------------------------------------------------------------------------------

 Current liabilities                                          $214.0  $  154.3
 Noncurrent liabilities                                         33.8     179.1
 Long-term debt                                                218.4     221.5
 Shareowner's equity                                           240.2     450.6
-------------------------------------------------------------------------------
  Total liabilities and shareowner's equity                   $706.4  $1,005.5
-------------------------------------------------------------------------------

  Results for 1997 include an extraordinary, non-cash charge of $339.2 from the discontinuance of SFAS 71. The charge reduced net income $210.0 million (see Note 3).
  Results for 1997 and 1996 include $21.0 million and $28.5 million, respectively, for pension settlement gains from lump sum distributions to employees under the 1995 business restructuring. The settlement gains increased net income $13.4 million and $18.2 million, respectively.
  Results for 1996 also include a reversal of $2.5 million of accrued interest expense related to overearnings liabilities which increased net income by $1.6 million.
  Results for 1995 include $121.7 million of special charges for restructuring of operations which reduced net income by $77.5 million.


-------------------------------------------------------------------------------
17. Business Segment Information

The Company's segment information is as follows:


Millions of dollars       Year ended December 31      1997      1996      1995
-------------------------------------------------------------------------------
 Revenues
  Communications Services                         $  834.5  $  779.8  $  736.0
  Information Systems                                548.0     479.8     373.9
  Teleservices                                       447.6     367.1     271.1
  Intersegment                                       (73.3)    (53.0)    (44.9)
-------------------------------------------------------------------------------
    Total                                         $1,756.8  $1,573.7  $1,336.1
-------------------------------------------------------------------------------

 Intersegment Revenues
  Communications Services                         $   15.6  $    3.5  $    3.0
  Information Systems                                 49.2      45.3      39.4
  Teleservices                                         8.5       4.2       2.5
-------------------------------------------------------------------------------
    Total                                         $   73.3  $   53.0  $   44.9
-------------------------------------------------------------------------------


 Special Items
  Communications Services
    Restructuring                                 $  (21.0) $  (28.5) $  121.7
  Information Systems
    Acquired research and development                   --       3.0       7.5
  Teleservices
    Restructuring and goodwill
     impairment                                       35.0        --      39.6
    Acquired research and development                   --       2.0        --
  Corporate
    Restructuring                                       --      (1.2)      9.9
-------------------------------------------------------------------------------
    Total                                         $   14.0  $  (24.7) $  178.7
-------------------------------------------------------------------------------

 Operating Income (Loss) as Reported
  Communications Services                         $  197.9  $  187.6  $   22.7
  Information Systems                                104.7      75.5      38.5
  Teleservices                                         9.4      43.7      (7.3)
  Corporate and Eliminations                           1.1       (.3)     (7.2)
-------------------------------------------------------------------------------
    Total                                         $  313.1  $  306.5  $   46.7
-------------------------------------------------------------------------------

 Assets
  Communications Services                         $  777.4  $1,055.6  $1,128.6
  Information Systems                                283.6     270.2     268.2
  Teleservices                                       283.4     299.5     235.6
  Corporate and Eliminations                         154.3      45.6     (40.7)
-------------------------------------------------------------------------------
    Total                                         $1,498.7  $1,670.9  $1,591.7
-------------------------------------------------------------------------------

 Capital Additions
  (including acquisitions)
  Communications Services                         $  157.7  $  106.2  $   92.7
  Information Systems                                 36.0      43.5      47.0
  Teleservices                                        31.0      70.9      27.0
  Corporate                                           11.4        .2        .1
-------------------------------------------------------------------------------
    Total                                         $  236.1  $  220.8  $  166.8
-------------------------------------------------------------------------------
 Depreciation and Amortization
  Communications Services                         $  123.9  $  120.6  $  115.6
  Information Systems                                 34.5      32.2      30.3
  Teleservices                                        26.5      19.6      15.5
  Corporate                                             .5        .4        .8
-------------------------------------------------------------------------------
    Total                                         $  185.4  $  172.8  $  162.2
-------------------------------------------------------------------------------

  Certain corporate administrative expenses have been allocated to segments based upon the nature of the expense. Assets are those assets used in the operations of the segment.
  Capital additions for 1997, 1996 and 1995 include $11.5 million, $55.9 million and $46.4 million, respectively, from acquisitions.
  Revenues from foreign sources and assets denominated in foreign currencies at December 31, 1997, were 6% and 5%, respectively, of consolidated totals.

-------------------------------------------------------------------------------
18. Major Customer

Each of the Company's major subsidiaries derives significant revenues from AT&T and its affilates by providing network services, customer marketing, customer care and billing, and teleservices. Revenues from AT&T were 23%, 25% and 26% of the Company's consolidated revenues for 1997, 1996 and 1995, respectively.

-------------------------------------------------------------------------------
19. Contingencies

The Company's partner in a cellular partnership sued the Company in November 1996. After the Company was the successful bidder for a PCS license, the partnership's general partner amended its lawsuit to seek a declaratory judgment that the Company had withdrawn from the partnership. The Company believes that none of its actions conflicts with its partnership interest and that it continues to be a limited partner in good standing in the partnership. The Delaware Chancery Court has dismissed the suit and the plaintiff has appealed to the Supreme Court of Delaware. The carrying value of the Company's investment at December 31, 1997, was $56.5 million. The rights to the future earnings of the partnership, the ability of the Company to realize the market value of its investment and the Company's ability to provide competitive PCS services would be uncertain if the suit were reinstated and decided in favor of the general partner.
  The Company is from time to time subject to routine complaints incidental to the business. The Company believes that the results of any complaints and proceedings will not have a materially adverse effect on the Company's financial condition.

-------------------------------------------------------------------------------
20. Recently Issued Accounting Standards

On October 27, 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2 "Software Revenue Recognition," which is effective for transactions entered into in fiscal years beginning after December 15, 1997. SOP 97-2 revises certain standards for the recognition of software revenue that will have to be adopted by CBIS with respect to certain software development and licensing agreements. The effect of SOP 97-2 on the operating results of the Company will be dependent on the nature and terms of individual software agreements entered into in 1998 and beyond.

-------------------------------------------------------------------------------
21. Acquisitions

On January 8, 1998, MATRIXX acquired the teleservices assets of Maritz, Inc. for approximately $30 million. The acquisition agreement contains provisions that could increase the purchase price by up to $20 million. The transaction will be accounted for under the purchase method of accounting.
  On February 3, 1998, the Company announced an agreement to acquire an 80% interest in a venture offering PCS in the Greater Cincinnati and Dayton markets. The Company's investment in the venture is expected to close upon the Federal Communications Commission's approval of the transfer of a PCS license from AT&T to the venture. Upon closing, the venture will pay AT&T an amount in the range of $110 - $125 million for the PCS assets including the transferred license. The venture has committed that upon closing, it will fund certain losses of the venture during the period February 3, 1998, through the closing date. Such losses will be recognized as incurred in the Company's consolidated financial statements.
  On March 3, 1998, MATRIXX acquired AT&T Solutions Customer Care (Transtech) for approximately $625 million. The acquisition will be accounted for under the purchase method of accounting. The acquisition was financed through the issuance of short-term debt.

-------------------------------------------------------------------------------
22. Earnings Per Share

 In 1997, the Company adopted SFAS 128, "Earnings Per Share." SFAS 128 calls for the dual presentation of basic and diluted earnings per share (EPS). Basic EPS is based upon the weighted average common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if common stock equivalents were exercised. All prior year earnings per share amounts have been restated to reflect the adoption of SFAS 128. The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for income before extraordinary items for the following periods:


----------------------------------------------------------------------------------------------------------------------------------
 Year Ended December 31                                1997                          1996                          1995
----------------------------------------------------------------------------------------------------------------------------------
                                                              Per Share                     Per Share                    Per Share
Millions of Dollars                         Income    Shares     Amount   Income    Shares     Amount   Income    Shares    Amount
----------------------------------------------------------------------------------------------------------------------------------
 Income before extraordinary items          $193.6                        $185.0                        $(25.3)
 Basic EPS                                  $193.6     135.2     $1.43    $185.0     133.9     $1.38    $(25.3)    132.0     $(.19)

 Effect of dilutive securities:
  Stock options                                          1.9                           2.7                            .9
  Stock based compensation arrangements                   .6                            .6                            .6
 Diluted EPS                                $193.6     137.7     $1.41    $185.0     137.2     $1.35    $(25.3)    133.5     $(.19)
----------------------------------------------------------------------------------------------------------------------------------


  Options to purchase 1,360,077 weighted average shares of common stock at an average price of $30.19 per share were outstanding during the year ended December 31, 1997, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares for the year.