Form 10-K, Exhibit 13
period 1998-12-31
CINCINNATI BELL INC /OH/
filed 1999-03-31
CIK 716133

SELECTED FINANCIAL AND OPERATING DATA                Cincinnati Bell Inc.


Millions of dollars except per share amounts                     1998        1997        1996        1995        1994
-----------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Revenues                                                     $  885.1    $  834.5    $  779.8    $  736.0    $  704.3
Costs and expenses excluding special charges (credits)          706.2       664.1       628.9       595.0       587.8
                                                             --------    --------    --------    --------    --------
Operating income excluding special charges (credits)            178.9       170.4       150.9       141.0       116.5

Special charges (credits) (a)                                    (1.1)      (21.0)      (29.7)      131.6         7.7
                                                             --------    --------    --------    --------    --------
Operating income                                                180.0       191.4       180.6         9.4       108.8
Wireless venture loss                                            27.3          --          --          --          --
Other (income) expense, net                                       2.4         2.7         (.5)        9.1         1.3
Interest expense                                                 24.2        30.1        27.9        45.4        40.1
                                                             --------    --------    --------    --------    --------
Income (loss) before income taxes, extraordinary items
   and cumulative effect of change in accounting principle      126.1       158.6       153.2       (45.1)       67.4
Income taxes                                                     44.3        56.3        53.7       (16.0)       24.4
                                                             --------    --------    --------    --------    --------
Income (loss) from continuing operations                         81.8       102.3        99.5       (29.1)       43.0
Income from discontinued operations, net of taxes (b)            69.1        91.3        85.5         3.8        32.0
                                                             --------    --------    --------    --------    --------
Income (loss) before extraordinary items                        150.9       193.6       185.0       (25.3)       75.0
Extraordinary items and cumulative effect of
   change in accounting principle (c)                            (1.0)     (210.0)         --        (7.0)       (2.4)
                                                             --------    --------    --------    --------    --------
Net income (loss)                                            $  149.9    $  (16.4)   $  185.0    $  (32.3)   $   72.6
                                                             --------    --------    --------    --------    --------
Basic earnings (loss) per common share:

   Income (loss) from continuing operations                  $    .60    $    .76    $    .74    $   (.22)   $    .33
   Income from discontinued operations, net of taxes              .51         .67         .64         .03         .25
   Extraordinary items, net of taxes                             (.01)      (1.55)         --        (.05)       (.02)
   Income (loss)                                             $   1.10    $   (.12)   $   1.38    $   (.24)   $    .56

Diluted earnings (loss) per common share:

   Income (loss) from continuing operations                  $    .59    $    .74    $    .73    $   (.22)   $    .33
   Income from discontinued operations, net of taxes              .50         .67         .62         .03         .24
   Extraordinary items, net of taxes                             (.01)      (1.53)         --        (.05)       (.02)
   Income (loss)                                             $   1.08    $   (.12)   $   1.35    $   (.24)   $    .55

Dividends declared per common share                          $    .40    $    .40    $    .40    $    .40    $    .40

Weighted average common shares (millions)

   Basic                                                        136.0       135.2       133.9       132.0       130.7
   Diluted                                                      138.2       137.7       137.2       133.5       130.9

FINANCIAL POSITION

Total assets (b) (c)                                         $1,041.0    $1,275.1    $1,415.9    $1,363.8    $1,474.8
Long-term debt                                               $  366.8    $  268.0    $  271.2    $  370.0    $  523.7
Total debt                                                   $  553.0    $  399.5    $  409.0    $  423.7    $  514.9
Common shareowners' equity (b) (c)                           $  142.1    $  579.7    $  634.4    $  478.1    $  552.4

OTHER DATA

Telephone plant construction                                 $  136.3    $  141.1    $  101.4    $   90.3    $  112.8
Network access lines (000)                                      1,033       1,005         958         906         877
Access minutes of use (millions)

   Interstate                                                   3,151       2,945       2,744       2,536       2,336
   Intrastate                                                   1,112       1,055         963         956         932
Employees                                                       3,500       3,300       3,100       3,100       3,700
Market price per share (d)
   High                                                      $ 38.625    $ 33.750    $ 30.813    $ 17.625    $ 10.063
   Low                                                       $ 20.875    $ 23.063    $ 15.875    $  8.438    $  7.688
   Close                                                     $ 37.813    $ 31.000    $ 30.813    $ 17.375    $  8.500


(a)  See Note 12 of Notes to Financial Statements.

(b)  See Note 3 of Notes to Financial Statements.

(c)  See Note 4 of Notes to Financial Statements.

(d) Prices are before spin-off of Convergys. Cincinnati Bell Inc. stock began trading on a post-spin-off basis on January 4, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS               Cincinnati Bell Inc.

Cincinnati Bell Inc. (the Company) is a full-service telecommunications company that conducts its operations through the following reportable segments:

LOCAL COMMUNICATIONS SERVICES -- The Company provides local, long distance, data networking and transport, Internet and payphone services, as well as sales of communications equipment, in southwestern Ohio, northern Kentucky and southeastern Indiana. Services are marketed and sold to both residential and business customers and are delivered via the Company's Cincinnati Bell Telephone (CBT) subsidiary.

DIRECTORY SERVICES -- The Company sells directory advertising and information services, primarily to business customers in the aforementioned area. This segment's identifiable product is the yellow pages directory delivered via the Company's Cincinnati Bell Directory (CBD) subsidiary.

OTHER COMMUNICATIONS SERVICES -- The Company (i) resells long distance and Internet access services and provides data services and products to small- and medium-sized business customers in a five-state Midwestern area and (ii) resells telecommunications and computer equipment in the secondary market. These services are provided through the Company's Cincinnati Bell Long Distance (CBLD) and Cincinnati Bell Supply (CBS) subsidiaries, respectively.

   On December 31, 1998, the Company acquired an 80% interest from AT&T Wireless PCS, Inc. (AT&T PCS) in a venture offering personal communications services (PCS) in the Greater Cincinnati and Dayton markets. The Company anticipates that this new digital wireless communications business, Cincinnati Bell Wireless, will be reported as an operating segment in 1999.

   The Company recently formed two new subsidiaries. ZoomTown.com Inc., formed in the first quarter of 1999, provides FUSE Internet access, e-commerce and transactional services. EnterpriseWise IT Consulting LLC (formerly KSM Consulting and the Network Solutions Group) was formed in the third quarter of 1998 and provides network integration and consulting services. Operating results from these services have been included in the Local Communications Services segment.

   This report and the related consolidated financial statements and accompanying notes contain certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to review or update these forward-looking statements or to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

--------------------------------------------------------------------------------
CONSOLIDATED OVERVIEW

The Company is a full-service provider of local, long distance, wireless, data, Internet, payphone, directory services and related communications equipment to customers in the Midwest.

   The Company's competitive strengths include its (i) well-regarded brand name, (ii) technologically advanced network, (iii) communications industry focus, knowledge and experience, (iv) reputation for service quality, (v) large customer base and (vi) strategic relationships with targeted industry leaders, including AT&T Corp. (AT&T), Lucent Technologies, Cisco Systems and PSINet. By leveraging its competitive strengths, the Company believes that it can capture the full benefit of its strategic relationships with these targeted industry leaders to provide world-class service.

   In May 1998, the Company formed a new subsidiary, Convergys Corporation (Convergys), to hold the Company's information management and customer management businesses (formerly CBIS and MATRIXX Marketing, respectively) and the Company's interest in a cellular partnership.

   In November, the Company's Board of Directors authorized the Company to complete the divestiture of Convergys. On December 31, 1998, the Company distributed one share of Convergys stock for each share of Company stock owned by those Company shareholders of record on December 1, 1998. Subsequent to the divestiture on December 31, 1998, the Company has no ownership interest in Convergys.

--------------------------------------------------------------------------------
RESULTS OF OPERATIONS

1998 COMPARED TO 1997

Revenues were $885.1 million, up 6% from $834.5 million in 1997, primarily as a result of increased activities in Local Communications Services. Costs and expenses, excluding special credits, were $706.2 million, up 6% from $664.1 million. Operating margins, excluding special credits in both years, were comparable.

   Income from continuing operations was $81.8 million, or $.59 per share in 1998 compared with $102.3 million, or $.74 per share in 1997. In 1998, the Company recognized $1.1 million in special credits resulting from the 1995 business restructuring, compared with $21.0 million in 1997 (see Note 12 of Notes to Financial Statements). The Company also recorded a $27.3 million loss on its new wireless venture in 1998, while no such loss was recorded in 1997. Excluding special credits and the wireless dilution, income from continuing operations on a per share basis was $.72 in 1998 compared with $.64 in 1997.

   Extraordinary items affected both years. In 1998, retirement of long-term debt and a portion of a credit facility resulted in an extraordinary charge of $1.0 million, net of taxes. In 1997, the discontinuation of Statement of Financial Accounting Standard (SFAS) 71,"Accounting for the Effects of Certain Types of Regulation," at CBT resulted in a non-cash charge of $210.0 million after-tax.

   Costs to reprogram information systems for the Year 2000 and to implement regulator-mandated interconnection and local number portability also affected operating results. These costs were $21.5 million in 1998 compared with $10.5 million in 1997.

1997 COMPARED TO 1996

Revenues were $834.5 million, up 7% from $779.8 million in 1996, as a result of balanced growth across the Company's businesses. Costs and expenses, excluding special credits, were $664.1 million, up 6% from 1996. Operating income, excluding special credits, increased to $170.4 million, a 20.4% margin, from $150.9 million, a 19.4% margin, in 1996. Income from continuing operations was $102.3 million, or $.74 per share in 1997, compared with $99.5 million, or $.73 per share in 1996. Excluding special credits, income from continuing operations increased to $88.9 million, or $.64 per share from $80.2 million, or $.59 per share in 1996.

   In 1997, the Company recognized $21.0 million in special credits resulting from the 1995 business restructuring, compared with $29.7 million in 1996 (see Note 12 of Notes to Financial Statements). Interest expense of $30.1 million in 1997 was $2.2 million higher than in 1996 due to a non-recurring reversal of $2.5 million in interest expense associated with overearnings liabilities recorded in 1996. Results in 1997 also included an extraordinary, non-cash charge of $210.0 million due to the discontinuance of SFAS 71. This charge was net of a related tax benefit of $129.2 million (see Note 4 of Notes to Financial Statements).

   Operating results were also affected by two significant initiatives that began in 1997. The first initiative was the effort to reprogram the Company's information systems for the Year 2000. The second was the effort to modify CBT's network, as mandated by regulators, to accommodate connections with competing networks and to allow customers to maintain their telephone numbers when they switch local service providers.

--------------------------------------------------------------------------------
LOCAL COMMUNICATIONS SERVICES


                                            % Change            % Change
($ in millions)           1998     1997     98 vs. 97   1996    97 vs. 96
--------------------------------------------------------------------------------
Revenues:
  Local service         $407.9    $386.2        6     $370.6       4
  Network access         180.9     170.0        6      161.9       5
  Other services         129.6     113.9       14      118.3      (4)
                        ------    ------              ------
   Total                 718.4     670.1        7      650.8       3

Costs and expenses:
  Operating expenses     555.2     533.8        4      523.6       2
  Year-2000
   programming costs      10.9       4.2      160         --      --
  Mandated
   telecommunications
   costs                  10.6       6.3       68         --      --
  Special credits:
   Restructuring/
     settlement gains       --     (21.0)      --      (28.5)     --
                        ------    ------              ------
      Total              576.7     523.3       10      495.1       6

Operating income        $141.7    $146.8       (3)    $155.7      (6)
Excluding special
  credits:
   Operating income     $141.7    $125.8       13     $127.2      (1)
   Operating margin       19.7%     18.8%               19.6%


1998 COMPARED TO 1997

The Local Communications Services segment had another strong performance in 1998, enjoying the benefits of continued growth in access lines, voice grade equivalents and value-added services, such as Caller ID and other custom calling features. This, in combination with increased usage of the Company's network on a minutes-of-use basis, contributed significantly to the increase in revenue over 1997. Excluding special credits, continued focus on the Company's cost structure allowed for the improvement of operating margins over 1997. In 1997, a pension settlement gain of $21.0 million benefited operating income, while no such gain was realized in 1998.

REVENUES

Revenues increased $48.3 million, or 7%. Local service revenues increased $21.7 million, primarily due to access line growth of 3% and increased usage of the Company's suite of custom calling services.

   Network access revenues increased $10.9 million, or 6%. This was primarily due to growth in high-capacity digital services; voice grade equivalents increased 40%. Minutes of use increased 6.6% along with an increase in end-user access charges, but these were offset by a reduction in interstate per-minute rates instituted by the Federal Communications Commission (FCC) and by a reduction in intrastate rates instituted as part of the "Commitment 2000" plan as approved by the Public Utilities Commission of Ohio.

   Revenues from other services increased $15.7 million, or 14%. Revenues from the Company's National Payphone Clearinghouse business and commissions associated with the deregulation of the public payphone business increased $6.9 million in 1998. The Company's FUSE Internet access service increased $2.6 million in 1998. The remainder of the increase in this category is attributable to equipment and wiring sales and consulting revenues from the Company's new data services business, partially offset by increased uncollectible expense of $4.3 million.

COSTS AND EXPENSES

Operating expenses increased $21.4 million, or 4%. Approximately $12 million of the increase is attributable to increased headcount and higher wages. Right-to-use fees for network switching systems decreased by $2.3 million, but were offset by increased expenditures for contract and consulting services. Expenses also increased approximately $5 million due to mandated charges to fund universal service initiatives and $2.3 million for increased advertising.

   Depreciation expense was approximately $14 million lower in 1998, attributable to the discontinuance of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," in the fourth quarter of 1997 (see further discussion in Note 4 of Notes to Financial Statements).

   Year-2000 programming expenses totaled $10.9 million, a $6.7 million increase. Regulator-mandated interconnection and local number portability expenses totaled $10.6 million in 1998, $4.3 million more than the prior year.

   No pension settlement gains or adjustments relating to the 1995 restructuring were recognized in 1998, whereas 1997 costs and expenses included a credit of $21.0 million.

1997 COMPARED TO 1996

REVENUES

Revenues increased $19.3 million, or 3%. Local service revenues increased $15.6 million, or 4%, primarily from continuing growth in access lines. The strong business economy, higher installations of second lines and demand for access to on-line computer services increased access lines 5% for the year. Revenues from enhanced custom calling features increased as a result of access line growth, promotions and increased advertising.

   Network access revenues increased $8.1 million or 5%. Digital services revenues increased $3.3 million; voice grade equivalents increased 25%. End-user charges associated with access line growth increased $3.2 million. Usage-sensitive revenues increased $1.6 million on an 8% increase in minutes of use.

   Other services decreased $4.4 million, or 4% due to the repricing of directory listing information provided to CBD, offset by increased revenues for existing products, the introduction of new services such as Internet access and the deregulation of pay telephone services.

COSTS AND EXPENSES

Operating expenses increased $10.2 million, or 2%. Contract labor, consulting fees and right-to-use fees increased $14.1 million. Depreciation expense increased $4.0 million, primarily as a result of higher telephone plant balances throughout 1997. This was somewhat offset by a $4.0 million lower pension and benefit expense and a $4.3 million reduction in taxes imposed upon the gross revenues of the segment.

   Year-2000 programming costs totaled $4.2 million while regulator-mandated spending for interconnection and local number portability totaled $6.3 million.

   Special credits were $21.0 million in pension settlement gains in 1997 and $28.5 million in pension settlement gains and restructuring adjustments in 1996.

   In the fourth quarter of 1997, the application of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," was discontinued and a $210.0 million non-cash, extraordinary charge was recognized. The discontinuance of SFAS 71 did not have a significant effect on 1997 operating results (see Note 4 of Notes to Financial Statements).

--------------------------------------------------------------------------------
DIRECTORY SERVICES


                                            % Change            % Change
($ in millions)           1998     1997     98 vs. 97   1996    97 vs. 96
--------------------------------------------------------------------------------
Revenues                  $72.9    $72.9      --       $72.6         --
Costs and expenses         47.5     48.0      (1)       51.6         (7)
Operating income           25.4     24.9       2        21.0         19
Operating margin         34.8%    34.1%                28.9%



1998 COMPARED TO 1997

REVENUES

Despite the advent of full-scale competition into our market area during 1998, Directory Services managed to preserve its revenue stream from 1997. While some degree of competitive loss was felt from two new competitors, one of which was previously a sales agent for the Company, revenues were maintained as a result of the introduction of new listing options that resulted in additional revenues.

COSTS AND EXPENSES

Costs and expenses in 1998 were virtually unchanged in comparison to the prior year. Sales commissions decreased as a result of slightly lower sales volume and a renegotiated commission rate. Advertising spending increased as new campaigns were designed to preserve market share and stimulate demand for value-added listings.

1997 COMPARED TO 1996

REVENUES

Revenues were essentially unchanged in comparison to 1996, due to a realignment of responsibility between segments as to the Company's white pages directory. The production of the white pages directory, and its approximately $3 million in revenues, were transitioned to the Local Communications Services segment in 1997. Excepting this, the segment would have shown growth of 5% versus the previous year.

COSTS AND EXPENSES

Costs and expenses decreased $3.6 million, or 7%. The majority of this decrease resulted from lower charges from CBT pursuant to changes in contract pricing for directory listing information and lower sales commissions. Some of the reduction in expense was offset by the development of a complementary, Internet-based service named "Cincinnati Today." Management believes that this Internet presence is necessary for more robust revenue growth in the face of new competition from other directory publishers.

--------------------------------------------------------------------------------
OTHER COMMUNICATIONS SERVICES


                                            % Change            % Change
($ in millions)           1998     1997     98 vs. 97   1996    97 vs. 96
--------------------------------------------------------------------------------
Revenues                $106.1      $101.7       4       $ 81.8       24
Costs and expenses        95.6        90.2       6         70.9       27
Operating income          10.5        11.5      (9)        10.9        5
Operating margin          9.9%       11.3%                13.3%



1998 COMPARED TO 1997

REVENUES

Revenues increased $4.4 million, or 4%. The Company's long distance subsidiary contributed a substantial gain in revenues over the prior year, adding $10.0 million of revenue as a result of increased subscribership and usage. The Company's equipment reseller reported a $5.6 million decline in its revenues, due to the reduction in sales volume with a major customer and lower salvage prices on reclaimed materials for resale.

COSTS AND EXPENSES

Costs and expenses increased $5.4 million, or 6%. The long distance subsidiary experienced increased selling and administrative expenses to acquire new subscribers and enter the data market with the introduction of frame relay service and Internet access. The equipment reseller operation reported lower product costs due to the decreased sales volume previously discussed.

1997 COMPARED TO 1996

REVENUES
Revenues increased $19.9 million, or 24%. The Company's long distance subsidiary reported an $8.0 million increase in revenues from 1996 results. This was the result of increased subscribership and usage by end-user customers and increased sales of station equipment to business customers. The Company's equipment reseller reported an increase of $11.9 million as a result of increased sales of personal computers to a large customer.

COSTS AND EXPENSES
Costs and expenses increased $19.3 million, or 27%. The long distance subsidiary experienced increased selling and administrative expenses to acquire new subscribers and higher product costs related to the sale of station equipment to business customers. The equipment reseller operation showed a $10.5 million increase in product costs related to the sale of personal computers.

-------------------------------------------------------------------------------
WIRELESS VENTURE LOSS AND
OTHER (INCOME) EXPENSE, NET

                                                 % Change        % Change
($ in millions)                  1998      1997  98 vs. 97  1996 97 vs. 96
-------------------------------------------------------------------------------

Wireless venture loss            $27.3     --       --      --       --
Other (income)
  expense, net                     2.4     $2.7     --     $(.5)     --



1998 COMPARED TO 1997
On December 31, 1998, the Company acquired an 80% interest from AT&TPCS in a venture offering PCS in the Greater Cincinnati and Dayton markets. The agreement specified that prior to the funding of the venture, the Company and AT&T PCS would operate under an interim agreement whereby losses would be funded in the same percentages as the proposed venture. In 1998, this resulted in a loss of $27.3 million. It is anticipated that this PCS business will be reported as an operating segment in 1999.

1997 COMPARED TO 1996
The net reduction in income is primarily the result of reduced interest income and higher corporate expenses.

-------------------------------------------------------------------------------
INTEREST EXPENSE


                                        % Change             % Change

($ in millions)      1998     1997     98 vs. 97     1996     97 vs. 96
-------------------------------------------------------------------------------------

                     $24.2    $30.1      (20)        $27.9      8


1998 COMPARED TO 1997
Interest expense declined in 1998 due to lower weighted average interest rates and a reclassification of interest during construction in 1998.

1997 COMPARED TO 1996
Excluding a reversal of $2.5 million in interest expense related to overearnings liabilities in the third quarter 1996, interest expense in 1997 was comparable to 1996.

------------------------------------------------------------------------------
INCOME TAXES

                                          % Change               % Change

($ in millions)        1998      1997      98 vs. 97      1996     97 vs. 96
--------------------------------------------------------------------------------
Income taxes          $44.3     $56.3        (21)         $53.7        5
Effective tax rate    35.1%     35.5%                     35.1%


1998 COMPARED TO 1997 AND 1997 COMPARED TO 1996
In 1998, the decrease in tax expense was the result of lower pre-tax income, primarily due to the wireless venture loss. The 1997 increase was the result of higher pre-tax income. The effective tax rates were comparable.

-------------------------------------------------------------------------------
EXTRAORDINARY ITEMS, NET OF TAXES

                                       % Change               % Change

($ in millions)      1998     1997       98 vs. 97    1996     97 vs. 96
-------------------------------------------------------------------------------------
                     $1.0    $210.0         --         --          --


1998 COMPARED TO 1997 AND 1997 COMPARED TO 1996
In the fourth quarter of 1998, the Company retired debt and a portion of a credit facility, and recorded an extraordinary non-cash charge of $1.0 million, which is net of a related tax benefit of $.5 million.

  In 1997, as described in Note 4 of Notes to Financial Statements, the Company discontinued the application of SFAS 71 which resulted in an extraordinary, non-cash charge of $210.0 million, net of income taxes.

-------------------------------------------------------------------------------
FINANCIAL CONDITION

CAPITAL INVESTMENT, RESOURCES AND LIQUIDITY
Management believes that the Company has adequate internal and external resources available to finance its on-going operating requirements, including network expansion and modernization, business development and dividend programs.
   In October 1998, the Company and CBT filed a shelf registration with the Securities and Exchange Commission for the sale of up to $350 million in debt securities, with terms to be determined at the time of sale. Proceeds of any issues will be used to repay debt and for general corporate purposes.
   In November, CBT used the shelf registration to issue $150 million of 6.3% debentures due 2028. The proceeds were used to finance the early redemption of $50 million of 7 3/8% debentures due in August 2011, and to reduce short-term debt.
   On December 31, 1998, the Company paid approximately $162 million in cash to AT&T PCS in exchange for an 80% interest in a PCS venture, including the license for the operating area and other operating assets and liabilities. The transaction was financed by the issuance of short-term debt.
   The Company plans to issue $100 million of long-term debt securities in the first half of 1999. The proceeds will be used to pay down short-term debt incurred for the acquisition of the PCS venture. The Company would still have $100 million of unused capacity from the shelf registration.
   Cash provided by operating activities was $212 million compared to $197 million in 1997. Earnings, adjusted for non-cash expenses, special credits and extraordinary items, were higher in 1998. Increases in payables and other liabilities were partially offset by an increase in accounts receivable.
   The Company's significant investing activities are capital expenditures and acquisitions. Capital expenditures were approximately $143 million, down from $167 million in 1997. This decrease is attributable to lower equipment purchases by CBT in 1998 and CBT's 1997 purchase of a separate 10 mega-hertz wireless license. Acquisitions totaled approximately $166 million for the investment in the PCS venture, and for the purchase of a network integration and consulting business.
   Capital expenditures for 1999, including capitalization of software as required by AICPA Statement of Position 98-1, are estimated to be $190 million, excluding acquisitions.

BALANCE SHEET
Receivables increased $10.1 million primarily as a result of higher revenues. Significant increases in property, plant and equipment, goodwill and other intangibles, and short-term and long-term debt were primarily due to the acquisitions noted in other sections of this report. Total net assets and shareholders' equity were reduced by $520.7 million to reflect the spin-off of Convergys.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
The Company is exposed to the impact of interest rate changes. To manage its exposure to interest rate changes, the Company uses a combination of variable rate short-term and fixed rate long-term financial instruments. The Company may, from time to time, employ a small number of financial instruments to manage its exposure to fluctuations in interest rates. The Company does not hold or issue derivative financial instruments for trading purposes, or enter into interest rate transactions for speculative purposes.
   Interest Rate Risk Management -- The Company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs.
   The following table describes the financial instruments that were held by the Company at December 31, 1998:

MATURITY DATES FOR LONG-TERM DEBENTURES AND NOTES


($ in millions)      1999-2001    2002   Thereafter    Total   Fair Value

-----------------------------------------------------------------------------

Fixed-rate debentures
  and notes               --      $20.0    $320.0     $340.0       $355.1
Average interest rate     --       4.4%      6.7%       6.5%


                                  25



-----------------------------------------------------------------------------
REGULATORY MATTERS AND COMPETITIVE TRENDS

FEDERAL -- In July 1997, the U.S. Court of Appeals issued a decision stating that the FCC exceeded its authority under the Telecommunications Act of 1996 in several areas regarding rules governing local competition. On January 25, 1999, the U.S. Supreme Court overturned the U.S. Court of Appeals decision and reinstated the FCC's rules involving local competition. While the FCC now has the ability to pre-empt a state's rules when they are inconsistent with the FCC's, Ohio and Kentucky have both followed the FCC's rules in most circumstances. The "pick and choose" provision will likely move CBT in the future to a single set of contractual provisions for all interconnectors.
   In May 1997, the FCC adopted an order in the access charge reform proceeding. The order generally removed from minute-of-use access rates, costs that are not incurred on a per minute-of-use basis. The order also adopted changes to the interstate rate structure for transport services that are designed to move the charges for these services to more cost-based levels. CBT and numerous other local exchange carriers (LECs) filed appeals in the U.S. Court of Appeals for the Eighth Circuit challenging various aspects of the FCC's May 1997 order. On August 19, 1998, the Court issued a decision upholding the FCC's order. Since CBT had already begun complying with the FCC's order, the Court's decision is not expected to have a material impact on CBT's operations.
   Also in May 1997, the FCC adopted an order on the new universal service program. Several parties, including CBT, filed petitions for review of the order in various circuits of the U.S. Court of Appeals. The court heard the case on December 1, 1998, but a decision has not yet been rendered. Given the ongoing judicial developments in this case, the Company cannot determine the full impact that its ultimate resolution may have on CBT's operations.
   In July 1997, CBT's price cap tariff filing was approved by the FCC without suspension. CBT and another company have filed petitions for reconsideration with the FCC to revisit the establishment of the 6.5% productivity offset. In addition, several appeals have been filed with the U.S. Court of Appeals regarding the order establishing the 6.5% productivity offset. At this time, the outcome of the petition for reconsideration and the appeals cannot be determined.
   On February 25, 1999, the FCC issued a Declaratory Ruling classifying dial-up traffic to Internet service providers (ISPs) as interstate traffic. The FCC stated this conclusion does not in itself determine whether reciprocal compensation is due in any particular instance and that the parties should be bound by their existing interconnection agreements, as interpreted by state commissions. In addition, the FCC issued a Notice of Proposed Rule Making, opening a proceeding which will address, on a prospective basis, if Federal rules are required to address reciprocal compensation issues for ISP traffic. At this time, the Company cannot determine the full impact that the ultimate outcome of the proceeding will have on CBT's operations.
   On May 12, 1998, the FCC released an order allowing telecommunications carriers to recover their carrier-specific costs of implementing local number portability over a five-year period. Local number portability allows customers to retain their local telephone numbers in the event they change local exchange carriers. CBT implemented local number portability in May 1998. Although the May FCC order permits such cost recovery through query charges to carriers who access CBT's local number portability database and through an end-user charge, a subsequent ruling by the Common Carrier Bureau on December 14, 1998, narrowly defined costs that the telecommunications carriers can recover through these charges. On January 13, 1999, CBT asked the FCC to overturn the Common Carrier Bureau's ruling and allow carriers to recover all costs for implementing local number portability. This Application for Review is still pending. CBT's tariff for the charges was approved by the FCC and became effective February 1, 1999, the earliest date allowed under FCC rules.

OHIO -- On March 19, 1998, CBT, the PUCO, the Office of Consumers Counsel and other intervenors reached a settlement on CBT's "Commitment 2000" alternative regulation plan application. The settlement was approved by the PUCO on April 9, 1998. Terms of the settlement include: (i) greater pricing flexibility for most services and elimination of rate-of-return regulation; (ii) no increase in basic residential access line rates for the term of the plan; (iii) business rates set based on CBT's discretion and market conditions; and (iv) a 30% reduction in basic rates for qualified, low-income residential customers. The term of the plan is three and one-half years but can be extended up to an additional two years at CBT's discretion as long as a service quality benchmark is maintained. The portion of this case pertaining to the rates that CBT can charge competitive LECs for unbundled network elements (UNEs) remains undecided. Currently, CBT is charging interim rates developed in contract negotiations. A hearing concerning these rates began in March 1999.

KENTUCKY -- On June 29, 1998, CBT filed an application with the Public Service Commission of Kentucky (PSCK) requesting a plan similar to the "Commitment 2000" plan approved by the PUCO. On January 25, 1999, the PSCK issued an order in this case. The PSCK approved the alternative regulation plan with modifications, adopting an earnings sharing plan allowing customers to receive one-half the earnings on equity in excess of 13.5%. The PSCK also specified that residential rates be frozen for three years and ordered rate reductions of approximately $3 million per year versus current rates. CBT filed a petition for rehearing with the PSCK on February 12, 1999. This petition for rehearing on the earnings sharing plan was granted on March 4, 1999.

--------------------------------------------------------------------------------
BUSINESS OUTLOOK

Evolving technology, the preferences of consumers, the legislative and regulatory initiatives of policy makers and the convergence of other industries with the telecommunications industry are causes for increasing competition throughout the telecommunications industry. The range of communications services, the equipment available to provide and access such services, and the number of competitors offering such services, continue to increase. These initiatives and developments could make it difficult for the Company to maintain current revenue and profit levels.
   CBT's competitors could include other incumbent LECs, wireless services providers, interexchange carriers, competitive local exchange carriers and others. To date, CBT has signed 10 interconnection agreements with competitors, and approximately 4,000 access lines have been transferred to competitors.
   The Company's other subsidiaries face intense competition in their markets, principally from larger companies. These subsidiaries primarily seek to differentiate themselves by leveraging the strength and recognition of the Company brand name, by providing customers with superior service and by focusing on niche markets and opportunities to develop and market customized packages of services. CBD's competitors are directory services companies, newspapers and other media advertising services providers in the Cincinnati metropolitan market area. CBD now competes with its former sales representative for Yellow Pages directory customers. This competition may affect CBD's ability to grow or maintain profits and revenues. CBLD's competitors include interexchange carriers and certain local exchange companies. CBS's competitors include vendors of new and used communications and computer equipment operating regionally and across the nation. CBW is one of five active wireless service providers in the Cincinnati and Dayton metropolitan market areas.

YEAR-2000 READINESS
Since 1996, the Company has devoted significant time and resources to achieve Year-2000 compliance.

   A Steering Committee, chaired by the CBT's Senior Vice President, Operations, and composed of upper-level management personnel, sets the direction and monitors the activity of the Year-2000 Program Management Office. The Program Management Office's responsibility is to make CBT Year-2000 compliant and to provide oversight for the Company's other subsidiaries as they track the status of their Year-2000 projects. In addition to internal Year-2000 activities, the Program Management Office is communicating with suppliers and clients with which CBT's systems interface or rely upon, to determine their progress toward Year-2000 compliance.

   The Company incurred Year-2000 expenses of $10.9 million in 1998. Year-2000 expenses in 1999 are estimated to be in the range of $5 million to $8 million.
   CBT's goal is to have its network, information technology (IT) and facilities systems equipped with any required fixes, upgrades or replacements, and tested, by July 31, 1999.
   The Company's other subsidiaries hope to have their networks, IT, facilities and billing systems equipped with any required fixes, upgrades or replacements, and tested, by June 30, 1999.
   The Company has no reason to believe that the July 31, 1999, target date will not be achieved. However, because of the complexity of the Year-2000 problem, there can be no guarantee that the Company will achieve complete Year-2000 compliance by this date or before the Year 2000.
   To minimize the disruption to its operations that may result from a variety of occurences, the Company is developing a well-defined and executable Year-2000 contingency plan and enhancing its business continuity plans to ensure reasonable preparedness for any Year-2000 issues that might arise. These plans are scheduled for testing in September. Although the Company anticipates minimal business disruption as a result of the century change, if the Company were to be unsuccessful in readying its software and systems for the Year 2000 or preparing adequate plans to avoid business interruption that could result from the century change, this would have a material adverse impact on the Company. This material adverse effect could include a disruption to the provision of services to its customers, which could result in lost revenues, the incurrence of material contractual penalties and damaged customer relationships.
   The failure of one of the Company's significant customers to modify its systems for the Year 2000 successfully or to provide the appropriate business continuity planning also could have an adverse impact on the Company as the Company is, to a certain extent dependent on the success of its customers.
   The Company's success in becoming Year-2000 compliant largely depends on the Company's vendors and business partners being Year-2000 compliant. The Program Management Office is working diligently with the Company's vendors and business partners to assure itself, to the extent possible, that the vendors and business partners are taking the necessary steps to become Year-2000 compliant. To the extent that any of the Company's vendors or business partners experience Year-2000 technology difficulties which materially affect their businesses, such difficulties could have a material adverse effect on the Company's business, results of operations and financial condition.

RECENTLY ISSUED ACCOUNTING STANDARDS
On January 1, 1999, the Company adopted AICPA Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the capitalization of certain expenditures for software that is purchased or internally developed for use in the business. As compared to prior years when these types of expenditures were expensed as incurred, the 1999 adoption of SOP 98-1 is estimated to result in the capitalization of as much as $9 million to $12 million of internal use software development costs, which will be amortized over a three-year period.
   In June 1998, Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. The Company may, from time to time, employ a small number of financial instruments to manage its exposure to fluctuations in interest rates. The Company will adopt SFAS 133, as required in the year 2000, and does not expect the impact of adoption to be material.

BUSINESS DEVELOPMENT
To enhance shareowner value, the Company continues to review opportunities for acquisitions, divestitures and strategic partnerships.

REPORTS OF MANAGEMENT AND INDEPENDENT ACCOUNTANTS    CINCINNATI BELL INC.

REPORT OF MANAGEMENT

The management of Cincinnati Bell Inc. is responsible for the information and representations contained in this Annual Report. Management believes that the financial statements have been prepared in accordance with generally accepted accounting principles and that the other information in the Annual Report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments that it believes are reasonable under the circumstances.
   In meeting its responsibility for the reliability of the financial statements, management maintains a system of internal accounting controls, which is continually reviewed and evaluated. Our internal auditors monitor compliance with the system of internal controls in connection with their program of internal audits. However, there are inherent limitations that should be recognized in considering the assurances provided by any system of internal accounting controls. Management believes that its system provides reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization, that the recorded accountability for assets is compared with the existing assets at reasonable intervals, and that appropriate action is taken with respect to any differences. Management also seeks to assure the objectivity and integrity of its financial data by the careful selection of its managers, by organization arrangements that provide an appropriate division of responsibility, and by communications programs aimed at assuring that its policies, standards and managerial authorities are understood throughout the organization.
   The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their audit was conducted in accordance with generally accepted auditing standards.
   The Audit & Finance Committee of the Board of Directors (see page 45), which is composed of four directors who are not employees, meets periodically with management, the internal auditors and PricewaterhouseCoopers LLP to review their performance and responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent accountants periodically meet alone with the Audit & Finance Committee and have access to the Audit & Finance Committee at any time.

  /s/ Kevin W. Mooney
------------------------
      Kevin W. Mooney
  CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND THE
SHAREOWNERS OF CINCINNATI BELL INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareowners' equity and of cash flows present fairly, in all material respects, the financial position of Cincinnati Bell Inc. (the Company) and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
   As discussed in Note 4 to the Financial Statements, the Company discontinued applying the provisions of Statement of Financial Accounting Standard 71, "Accounting for the Effects of Certain Types of Regulation," in 1997.

   /s/ PricewaterhouseCoopers LLP
------------------------------------
       PricewaterhouseCoopers LLP

Cincinnati, Ohio
March 12, 1999

CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME (LOSS)                                Cincinnati Bell Inc.


Millions of dollars except per share amounts        Year ended December 31               1998        1997       1996
------------------------------------------------------------------------------------------------------------------------

REVENUES                                                                                $ 885.1    $ 834.5    $ 779.8
------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
   Costs of providing services and products sold                                          369.6      344.6      321.3
   Selling, general and administrative                                                    204.0      184.7      186.6
   Depreciation and amortization                                                          111.1      124.3      121.0
   Year 2000 programming costs                                                             10.9        4.2         --
   Mandated telecommunications costs                                                       10.6        6.3         --
   Special charges (credits)                                                               (1.1)     (21.0)     (29.7)
                                                                                        -------    -------    -------
     Total costs and expenses                                                             705.1      643.1      599.2
                                                                                        -------    -------    -------
OPERATING INCOME                                                                          180.0      191.4      180.6

------------------------------------------------------------------------------------------------------------------------
Wireless Venture Loss                                                                      27.3         --         --
Other (Income) Expense, Net                                                                 2.4        2.7        (.5)
Interest Expense                                                                           24.2       30.1       27.9
                                                                                        -------    -------    -------
Income from Continuing Operations Before Income Taxes                                     126.1      158.6      153.2
Income Taxes                                                                               44.3       56.3       53.7
                                                                                        -------    -------    -------
Income from Continuing Operations                                                          81.8      102.3       99.5
Income from Discontinued Operations, Net of Taxes                                          69.1       91.3       85.5
                                                                                        -------    -------    -------
Income Before Extraordinary Items                                                         150.9      193.6      185.0
Extraordinary Items, Net of Taxes                                                          (1.0)    (210.0)        --
                                                                                        -------    -------    -------
NET INCOME (LOSS)                                                                       $ 149.9    $ (16.4)   $ 185.0
                                                                                        -------    -------    -------
                                                                                        -------    -------    -------

------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss), Net of Tax:
   Currency translation adjustments                                                     $  (4.8)   $  (1.6)   $   (.5)
   Additional minimum pension liability adjustment                                         (2.5)        .8         --
                                                                                        -------    -------    -------
     Total other comprehensive income (loss)                                               (7.3)       (.8)       (.5)
                                                                                        -------    -------    -------
COMPREHENSIVE INCOME (LOSS)                                                             $ 142.6    $ (17.2)   $ 184.5
                                                                                        -------    -------    -------
                                                                                        -------    -------    -------

------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER COMMON SHARE
   Income from Continuing Operations                                                    $   .60    $   .76    $   .74
   Income from Discontinued Operations, Net of Taxes                                        .51        .67        .64
   Extraordinary Items, Net of Taxes                                                       (.01)     (1.55)        --
                                                                                        -------    -------    -------
   Net Income (Loss)                                                                    $  1.10    $  (.12)   $  1.38
                                                                                        -------    -------    -------
                                                                                        -------    -------    -------
DILUTED EARNINGS (LOSS) PER COMMON SHARE

   Income from Continuing Operations                                                    $   .59    $   .74    $   .73
   Income from Discontinued Operations, Net of Taxes                                        .50        .67        .62
   Extraordinary Items, Net of Taxes                                                       (.01)     (1.53)        --
                                                                                        -------    -------    -------
   Net Income (Loss)                                                                    $  1.08    $  (.12)   $  1.35
                                                                                        -------    -------    -------
                                                                                        -------    -------    -------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (MILLIONS)
   Basic                                                                                  136.0      135.2      133.9
   Diluted                                                                                138.2      137.7      137.2
------------------------------------------------------------------------------------------------------------------------

     The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS                               Cincinnati Bell Inc.


Millions of dollars except per share amounts            at December 31              1998         1997
--------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                    $   10.1     $    7.8
   Receivables, less allowances of $12.0 and $9.1                                  138.0        127.9
   Material and supplies                                                            16.9         16.3
   Deferred income tax benefits                                                     13.8         10.9
   Prepaid expenses and other current assets                                        18.6         21.3
                                                                                --------     --------
     Total current assets                                                          197.4        184.2

PROPERTY, PLANT AND EQUIPMENT, NET                                                 698.2        573.2
GOODWILL AND OTHER INTANGIBLES                                                     103.3         17.4
INVESTMENTS IN UNCONSOLIDATED ENTITIES                                               2.5          4.9
DEFERRED CHARGES AND OTHER ASSETS                                                   39.6         64.6
NET ASSETS OF DISCONTINUED OPERATIONS                                               --          430.8
                                                                                --------     --------
TOTAL ASSETS                                                                    $1,041.0     $1,275.1
                                                                                --------     --------
                                                                                --------     --------

--------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREOWNERS' EQUITY

CURRENT LIABILITIES
   Debt maturing within one year                                                 $ 186.2      $ 131.5
   Payables and other current liabilities                                          219.1        186.8
                                                                                --------     --------
     Total current liabilities                                                     405.3        318.3

LONG-TERM DEBT                                                                     366.8        268.0
DEFERRED INCOME TAXES                                                                6.3         14.4
OTHER POSTRETIREMENT BENEFITS                                                       47.5         50.0
OTHER LONG-TERM LIABILITIES                                                         73.0         44.7
                                                                                --------     --------
     Total liabilities                                                             898.9        695.4
                                                                                --------     --------
COMMITMENTS AND CONTINGENCIES

SHAREOWNERS' EQUITY
   Preferred shares, no par value; 5,000,000 shares authorized;
     no shares issued and outstanding                                                 --           --
   Common shares, $1 par value; 480,000,000 shares authorized;
     136,381,509 and 136,066,965 shares issued and outstanding                     136.4        136.1
   Additional paid-in capital                                                       12.4        229.8
   Retained earnings                                                                  --        221.9
   Accumulated other comprehensive income (loss)                                    (6.7)        (8.1)
                                                                                --------     --------
     Total shareowners' equity                                                     142.1        579.7
                                                                                --------     --------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                       $1,041.0     $1,275.1
                                                                                --------     --------
                                                                                --------     --------

--------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                     Cincinnati Bell Inc.


Millions of dollars                                             Year ended December 31         1998        1997         1996
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                                          $ 149.9     $ (16.4)     $185.0
   Less: income from discontinued operations, net of taxes                                      (69.1)      (91.3)      (85.5)
                                                                                              -------     -------      ------
   Net income (loss) from continuing operations                                                  80.8      (107.7)       99.5
   Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
        Depreciation and amortization                                                           111.1       124.3       121.0
        Special charges (credits)                                                                (1.1)      (21.0)      (29.7)
        Provision for loss on receivables                                                        15.8         7.3         8.0
        Extraordinary items, net of taxes                                                         1.0       210.0          --
        Other, net                                                                                 --        (6.4)       10.8
   Change in operating assets and liabilities net of effects from acquisitions and disposals:
        Increase in receivables                                                                 (24.9)      (26.3)       (1.3)
        Decrease (increase) in other current assets                                               2.1        (7.4)         .1
        Increase (decrease) in accounts payable and accrued liabilities                          40.9        45.1       (53.4)
        Increase (decrease) in other current liabilities                                         (7.5)      (43.2)      (21.7)
        Increase (decrease) in deferred income taxes and unamortized
           investment tax credits                                                               (11.0)       17.4         7.1
        Decrease (increase) in other assets and liabilities, net                                  5.1         5.3        (8.4)
                                                                                              -------     -------      ------
           Net cash provided by operating activities of continuing operations                   212.3       197.4       132.0
                                                                                              -------     -------      ------
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures - telephone plant                                                      (136.3)     (143.9)      (99.3)
   Capital expenditures - other                                                                  (7.0)      (23.2)        (.7)
   Acquisitions                                                                                (165.9)         --         (.3)
   Dispositions of assets                                                                          --          --        12.7
   Other investing activities, net                                                                 --        13.3        (4.9)
                                                                                              -------     -------      ------
           Net cash used in investing activities of continuing operations                      (309.2)     (153.8)      (92.5)
                                                                                              -------     -------      ------

------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

   Issuance of long-term debt                                                                   150.0          --          --
   Repayment of long-term debt                                                                  (51.2)      (99.6)      (82.4)
   Short-term borrowings, net                                                                    54.7       109.5        67.4
   Issuance of common shares                                                                       .3         9.1        23.7
   Dividends paid                                                                               (54.4)      (54.3)      (53.7)
                                                                                              -------     -------      ------
           Net cash provided by (used in) financing activities of continuing operations          99.4       (35.3)      (45.0)
                                                                                              -------     -------      ------
------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by discontinued operations                                           (.2)        (.2)        2.3
                                                                                              -------     -------      ------
------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                              2.3         8.1        (3.2)
Cash and cash equivalents at beginning of year                                                    7.8         (.3)        2.9
                                                                                              -------     -------      ------
Cash and cash equivalents at end of year                                                       $ 10.1       $ 7.8      $  (.3)
                                                                                              -------     -------      ------
                                                                                              -------     -------      ------
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREOWNERS' EQUITY      Cincinnati Bell Inc.


                                                                          Common Shareowners' Equity
                                                                   -------------------------------------------------------------
                                                                                                       Accumulated
                                                          Common                                             Other
                                                          Shares              Additional                   Compre-
                                                     Outstanding     Common      Paid-In     Retained      hensive
Millions of dollars except per share amounts          (millions)     Shares      Capital     Earnings       Income        Total
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1996                                133.4       $133.4     $ 189.4      $ 162.1        $(6.8)      $478.1
   Shares issued under shareowner and employee plans        1.7          1.7        23.7           .3         --           25.7
   Net income                                                --           --          --        185.0         --          185.0
   Currency translation adjustments                          --           --          --           --          (.5)         (.5)
   Dividends on common shares, $.40 per share                --           --          --        (53.9)        --          (53.9)

--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                              135.1        135.1       213.1        293.5         (7.3)       634.4
   Shares issued under shareowner and employee plans        1.0          1.0        16.7          (.8)          --         16.9
   Net loss                                                  --           --          --        (16.4)          --        (16.4)
   Additional minimum pension liability adjustment           --           --          --           --           .8           .8
   Currency translation adjustments                          --           --          --           --         (1.6)        (1.6)
   Dividends on common shares, $.40 per share                --           --          --        (54.4)          --        (54.4)

--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                              136.1        136.1       229.8        221.9         (8.1)       579.7
   Shares issued under shareowner and employee plans         .3           .3         (.3)          --           --           --
   Net income                                                --           --          --        149.9           --        149.9
   Additional minimum pension liability adjustment           --           --          --           --         (2.5)        (2.5)
   Currency translation adjustments                          --           --          --           --         (4.8)        (4.8)
   Restricted stock issuance                                 --           --        (4.9)          --           --         (4.9)
   Dividends on common shares, $.40 per share                --           --          --        (54.6)          --        (54.6)
   Spin-off of Convergys                                     --           --      (212.2)      (317.2)         8.7       (520.7)

--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                              136.4       $136.4      $ 12.4        $  --        $(6.7)      $142.1
                                                         ------      -------      ------       ------       ------       ------
                                                         ------      -------      ------       ------       ------       ------
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1. ACCOUNTING POLICIES

CONSOLIDATION AND BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of Cincinnati Bell Inc. and its majority owned subsidiaries in which the Company exercises control (the Company). The Company provides diversified communications services through businesses in three industry segments: Local Communications Services, Directory Services, and Other Communications Services. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current classifications with no effect on financial results.

REGULATORY ACCOUNTING -- In the fourth quarter of 1997, the Company discontinued accounting under Statement of Financial Accounting Standards
(SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," at CBT (see Note 4).

USE OF ESTIMATES -- Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

CASH EQUIVALENTS -- Cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less.

MATERIALS AND SUPPLIES -- Materials and supplies are carried at the lower of average cost or market.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost. The Company's provision for depreciation of telephone plant is determined on a straight-line basis using the whole life and remaining life methods. Prior to the discontinuation of SFAS 71, the depreciation of telephone plant at CBT was determined using lives allowed by regulators. As a result of the discontinuation of SFAS 71 in the fourth quarter of 1997, CBT recognized shorter, more economically realistic lives than those prescribed by regulators and increased its accumulated depreciation balance by $309.0 million (see Note 4). Provision for depreciation of other property is based on the straight-line method over the estimated useful life.

   Telephone plant is retired at its original cost, net of cost of removal and salvage, and is charged to accumulated depreciation. For other property, plant and equipment retired or sold, the gain or loss is recognized in other income.

GOODWILL AND OTHER INTANGIBLES -- Goodwill resulting from the purchase of businesses and other intangibles are recorded at cost and amortized on a straight-line basis from 5 to 40 years. Goodwill and other intangibles are evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections. If future expected undiscounted cash flows are insufficient to recover the carrying amount of the asset, an impairment loss is recognized, based on expected discounted cash flows.

REVENUE RECOGNITION -- Within the Local Communications Services segment, local service revenues are generally billed monthly, in advance, with revenues recognized as earned. Network access revenues are billed according to usage and are recognized as earned. Other local communications services revenues are recognized as earned. Directory Services revenues and related directory costs are generally deferred and recognized over the life of the associated directory, normally twelve months. Other Communications Services revenues are recognized as earned.

ADVERTISING -- Costs related to advertising are expensed as incurred.

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

FINANCIAL INSTRUMENTS -- In the normal course of business, the Company may, from time to time, employ a small number of financial instruments to manage its exposure to fluctuations in interest rates. The Company does not hold or issue derivative financial instruments for trading purposes.

RECENTLY ISSUED ACCOUNTING STANDARDS -- On January 1,1999, the Company adopted AICPA Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued in March 1998. SOP 98-1 requires the capitalization of certain expenditures for software that are purchased or internally developed for use in the business. The Company's adoption of this standard will result in capitalization of software development costs in 1999.

   In June 1998, Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative instruments and Hedging Activities," was issued. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company may, from time to time, employ a small number of financial instruments to manage its exposure to fluctuations in interest rates. The Company does not hold or issue such financial instruments for trading purposes. The Company will adopt SFAS 133, as required in the year 2000, and does not expect the impact of adoption to be material.

--------------------------------------------------------------------------------
2. ACQUISITIONS

In February 1998, the Company announced its intention to acquire from AT&T Wireless PCS, Inc. (AT&T PCS), an 80% interest in a venture offering personal communications services (PCS) in the Greater Cincinnati and Dayton markets. The agreement specified that prior to the funding of the venture, the Company and AT&T PCS would operate under an interim agreement where losses would be funded in the same percentages as the proposed venture. The Company's required funding of the losses was $27.3 million from February through December 31, 1998, the closing date of the acquisition. This loss has been included in the Company's Consolidated Statements of Income and Comprehensive Income under the caption, "Wireless Venture Loss."

   On December 31, 1998, the Company paid approximately $162 million in cash to AT&T PCS in exchange for an 80% interest in the wireless venture, including a PCS license and other assets and liabilities. At the balance sheet date, the Company has recognized approximately $85 million as an estimate of the goodwill and other intangibles related to this purchase which will be amortized over a 40-year period. Since the independent valuation being performed to assess the value of assets purchased is not yet complete, a further adjustment will be required in 1999 to reflect the fair value of these assets. In addition, the purchase price will be adjusted based on the final determination of assets transferred.

   The following table illustrates the effects of the venture acquisition on a pro-forma basis as though it had occurred at January 1, 1998. The unaudited pro-forma combined financial information presented below is provided for informational purposes only and does not purport to be indicative of future results or what the results of operations would have been had the acquisition been effective with the inception of this business:


Millions of dollars
except per share
amount (unaudited)          Year ended December 31                       1998
-------------------------------------------------------------------------------
Revenues                                                                $903.4
Income from continuing operations before tax                            $110.7
Income from continuing operations                                       $ 72.6
Income from continuing operations per diluted common share              $  .53


   In October 1998, the Company acquired KSM Consulting, a software solutions company (now part of a newly-created subsidiary named EnterpriseWise IT Consulting LLC). The purchase price was approximately $3.9 million and was accounted for by the purchase method of accounting. The goodwill recorded for this acquisition was $3.0 million, and will be amortized over a 10-year period.

--------------------------------------------------------------------------------
3. DISCONTINUED OPERATIONS

On May 8, 1998, the Company formed a new subsidiary, Convergys Corporation (Convergys), to hold the Company's billing and customer management businesses (formerly CBIS and MATRIXX Marketing, respectively) and the Company's interest in a cellular partnership. In August 1998, Convergys sold approximately 15 million common shares to the public, reducing the company's interest in Convergys to approximately 90% of shares outstanding. On December 31, 1998, the Company completed the tax-free spin-off of Convergys by distributing to Company shareowners the remaining Convergys shares on a one-for-one basis, resulting in a $520.7 million reduction in the Company's common shareowners' equity.

   The consolidated financial statements have been restated to reflect the disposition of Convergys and its subsidiaries as discontinued operations. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of Convergys have been reported through December 31, 1998, as "Income from Discontinued Operations, Net of Taxes," or "Net Assets of Discontinued Operations," or "Net Cash Provided by Discontinued Operations."

   Summarized financial information for the discontinued operations is as follows:


Millions of dollars    Year ended December 31     1998        1997        1996
--------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Revenues                                       $1,387.3     $  922.3    $  793.9
Income before income taxes                        118.3        138.3       131.5
Income taxes                                       49.2         47.0        46.0
Net income                                         69.1         91.3        85.5

FINANCIAL POSITION
Current assets                                    360.5        265.8
Total assets                                    1,450.9        654.4
Current liabilities                               697.9        216.7
Total liabilities                                 930.2        223.6
Net assets of discontinued operations             520.7        430.8


   Income before income taxes includes allocated interest expense of $33.7 million, $5.4 million, and $6.0 million in 1998, 1997 and 1996, respectively. Interest expense was allocated based on the capital structure of Convergys anticipated at the date of distribution and the Company's weighted average interest rates. The effective tax rates for discontinued operations were 42%, 34% and 35%, respectively.

   In 1998, 1997 and 1996, the Company had revenues from Convergys of $10.1 million, $18.6 million and $6.2 million, respectively, resulting from the provision of communications and other services.

   In 1998, 1997 and 1996, the Company incurred costs for services provided by Convergys of $49.8 million, $49.6 million and $45.0 million, respectively, resulting from billing and customer management services.

   At December 31, 1998 and 1997, the Company had net receivables from Convergys of $3.9 million and $1.6 million, respectively.

   The Company and Convergys entered into the Plan of Reorganization and Distribution Agreement (the Plan) dated July 20, 1998. The Plan provides, among other things, that the Company will indemnify Convergys for all liabilities arising from the Company's business and operations and for all contingent liabilities related to the Company's business and operations otherwise assigned to the Company. The Plan provides for the equal sharing of contingent liabilities not allocated to one of the companies. In addition, the Company has a number of other agreements with Convergys regarding federal, state and local tax allocation and sharing, employee benefits, general services, billing and information services provided to the Company by Convergys, and telecommunications support services provided by the Company to Convergys.

-------------------------------------------------------------------------------
4. DISCONTINUATION OF SFAS 71

In the fourth quarter of 1997, the Company determined that the application of SFAS 71 was no longer appropriate, as a result of changes in CBT's competitive and regulatory environment. Accordingly, CBT discontinued the application of SFAS 71, and recorded an extraordinary non-cash charge of $210.0 million, which is net of a related tax benefit of $129.2 million.

   The components of the charge are as follows:


Millions of dollars
-------------------------------------------------------------------------------
Reduction in plant-related balances                            $327.7
Elimination of other net regulatory assets and liabilities       11.5
                                                               ------
Total pre-tax charge                                           $339.2
Total after-tax charge                                         $210.0

   The change in plant balances primarily represents an increase in accumulated depreciation of $309.0 million for the removal of an embedded regulatory asset resulting from the use of regulatory lives for depreciation of plant assets which have typically been longer than the estimated economic lives. The adjustment was supported by a discounted cash flow analysis which estimated amounts of plant that may not be recoverable from future cash flows. The adjustment also included elimination of accumulated depreciation reserve deficiencies recognized by regulators and amortized as part of depreciation expense and an adjustment of approximately $9.5 million to fully depreciate analog switching equipment scheduled for replacement.

   The following is a comparison of new depreciation lives to those prescribed by regulators for selected plant categories:

                                    Regulator-        Estimated
Average lives in years              Prescribed         Economic
-------------------------------------------------------------------------------
Digital switch                              15               12
Digital circuit                             11                9
Conduit                                     50               50
Copper cable                             18-25            15-17
Fiber cable                                 25            20-22

   The discontinuance of SFAS 71 also required CBT to eliminate from its balance sheet the effects of any other actions of regulators that had been recognized as assets and liabilities pursuant to SFAS 71, but would not have been recognized as assets and liabilities by enterprises in general. Prior to the discontinuance of SFAS 71, CBT had recorded deferred income taxes based upon the cumulative amount of income tax benefits previously flowed through to ratepayers and recorded a regulatory asset for the same amount ($10.2 million at December 31, 1996). Also, CBT had recorded a regulatory liability of $22.1 million at December 31, 1996, a substantial portion of which represents the excess deferred income taxes on depreciable assets, resulting primarily from the reduction in the statutory federal income tax rate from 46% to 35%. The discontinuation of SFAS 71 at CBT had no effect on the accounting for the Company's other subsidiaries.

-------------------------------------------------------------------------------
5. INCOME TAXES

Income tax expense consists of the following:


Millions of dollars Year ended December 31         1998      1997      1996
-------------------------------------------------------------------------------
Current:

  Federal                                         $51.1     $57.3     $36.1
  State and local                                   7.6       4.3       4.8
                                                  -----     -----     -----
   Total current                                   58.7      61.6      40.9
Deferred                                          (12.8)     (4.1)     14.7
Investment tax credits                             (1.6)     (1.2)     (1.9)
                                                  -----     -----     -----
Total                                             $44.3     $56.3     $53.7
                                                  -----     -----     -----
                                                  -----     -----     -----

   The components of the Company's deferred tax assets and liabilities are as follows:


Millions of dollars        at December 31       1998      1997
-------------------------------------------------------------------------------
Deferred tax asset:
  Employee benefits                            $19.8     $15.7
  Unamortized investment tax credit              3.0       3.5
  Wireless venture loss                          9.6       -
  Bad debt                                       3.4       1.2
  Capitalized leases                             3.3       3.0
  State taxes                                    2.5        .5
  Other                                          7.3       9.5
                                               -----     -----
  Total deferred tax asset                      48.9      33.4
                                               -----     -----
Deferred tax liability:
  Depreciation and amortization                 22.3      19.3
  Other                                          -          .3
                                               -----     -----
  Total deferred tax liability                  22.3      19.6
  Net deferred tax asset                       $26.6     $13.8
                                               -----     -----
                                               -----     -----

   The losses from the wireless venture were primarily responsible for the significant increase in the Company's deferred tax asset in 1998.

   The following is a reconciliation of the statutory Federal income tax rate with the effective tax rate for each year:

                                      1998      1997      1996
---------------------------------------------------------------
U.S. Federal statutory rate           35.0%     35.0%     35.0%
Rate differential on reversing
  temporary differences                -         (.2)      (.7)
State and local income taxes, net
  of federal income tax benefit        3.3        .9       2.3
Investment and research tax credits   (1.6)     (1.5)     (1.4)
Other differences                     (1.6)      1.3       (.1)
                                      -----     -----     -----
Effective rate                        35.1%     35.5%     35.1%
                                      -----     -----     -----
                                      -----     -----     -----


-------------------------------------------------------------
6. EMPLOYEE BENEFIT PLANS

PENSIONS AND POSTRETIREMENT PLANS

The Company sponsors three noncontributory defined benefit pension plans: one for eligible management employees, one for nonmanagement employees and one supplementary, nonqualified, unfunded plan for certain senior managers. The pension benefit formula for the management plan is a cash balance plan; the pension benefit is determined by a combination of compensation-based credits and annual guaranteed interest credits. The nonmanagement pension is also a cash balance plan; the pension benefit is determined by a combination of service and job-classification-based credits and annual interest credits. Benefits for the supplementary plan are based on years of service and eligible pay. Funding of the management and nonmanagement plans is achieved through contributions to an irrevocable trust fund. The contributions are determined using the aggregate cost method.

   Effective January 1, 1999, pension assets were divided between the pension trusts of the Company and Convergys so that each company's plans have the required assets to meet the minimum requirements set forth in applicable benefit and tax regulations. The remaining assets in excess of the minimum requirements were divided between the pension trusts of the Company and Convergys in accordance with the Employee Benefits Agreement between the two companies. As of December 31, 1998, subject to final adjustment, the projected benefit obligations and plan assets to be retained by the Company's plans, effective January 1, 1999, were $476.5 million and $579.3 million, respectively. The Company's share of the plans' transition asset, prior service cost and net gains at December 31, 1998, were $14.4 million, $19.2 million and $105.5 million, respectively. The Company has recorded a prepaid pension asset of $2.1 million at December 31, 1998.

   The Company uses the projected unit credit cost method for determining pension cost for financial reporting purposes. It accounts for certain benefits provided under early retirement packages, discussed in Note 12 as a special termination benefit.

   The following information relates to all Company non-contributory defined-benefit pension plans, including amounts related to Convergys.

   Pension cost includes the following components:

Millions of dollars     Year ended December 31     1998      1997      1996
------------------------------------------------------------------------------
Service cost (benefits earned
  during the period)                               $ 15.5    $  8.5    $  7.2
Interest cost on projected
  benefit obligation                                 35.0      37.6      35.3
Expected return on plan assets                      (44.5)    (42.9)    (33.5)
Amortization of transition asset                     (2.7)     (2.9)     (3.8)
Amortization of prior service cost                    1.7       1.7       1.6
Amortization of net loss                               .3        .3       1.2
Settlement gains                                       --     (21.0)    (27.4)
Curtailment loss                                      1.4        .3        --
                                                    -----    -------   ------
Pension cost (income)                               $ 6.7    $(18.4)   $(19.4)
                                                    -----    -------   ------
                                                    -----    -------   ------
Pension cost (income) from
  continuing operations                             $ .7   $(20.6) $(21.2)

   The following table sets forth the plans' funded status:

Millions of dollars  Year ended December 31   1998      1997
--------------------------------------------------------------
Change in benefit obligation:

  Benefit obligation at beginning of year     $514.9   $ 587.3
   Service cost                                 15.5       8.5
   Interest cost                                35.0      37.6
   Amendments                                    1.8       3.5
   Actuarial loss                               32.3       1.1
   Settlement                                    -       (76.3)
   Curtailment                                    .9       (.2)
   Benefits paid                               (44.4)    (46.6)
                                              -------   ------
     Benefit obligation at end of year        $556.0    $514.9
                                              -------   ------
                                              -------   ------

Change in plan assets:

  Fair value of plan assets at
   beginning of year                          $700.0    $698.6
   Actual return on plan assets                 86.5     108.1
   Employer contribution                         5.4      16.2
   Benefits paid                               (44.4)    (46.6)
   Settlement                                    -       (76.3)
                                              -------   ------
     Fair value of plan assets at end of year $747.5    $700.0
                                              -------   ------

Funded status                                $ 191.5    $185.1
  Unrecognized transition asset                (16.5)    (18.7)
  Unrecognized prior service cost               23.9      23.8
  Unrecognized net gain                       (172.8)   (162.7)
                                              -------   ------
     Net prepaid benefit expense              $ 26.1     $27.5
                                              -------   ------
                                              -------   ------

   The combined net prepaid benefit expense consists of:

Millions of dollars  Year ended December 31    1998      1997
--------------------------------------------------------------
Prepaid benefit cost                           $40.0     $38.7
Accrued benefit liability                      (22.4)    (18.0)
Intangible asset                                 1.8       2.5
Accumulated other comprehensive income           6.7       4.3
                                               ------    -----
  Net amount recognized                        $26.1     $27.5
                                               ------    -----
                                               ------    -----

   At December 31, 1998, plan assets include $52.8 million in Company and Convergys common stocks.

The Company used the following rates in determining the actuarial present value of the projected benefit obligation and pension cost for the three pension plans:


At December 31                       1998      1997      1996
--------------------------------------------------------------
Discount rate - projected
  benefit obligation                 6.50%     7.00%     7.25%
Future compensation growth rate      4.00%     4.00%     4.00%
Expected long-term rate of
  return on plan assets              8.25%     8.25%     8.25%

SAVINGS PLANS

The Company sponsors several defined contribution plans covering substantially all employees. The Company's contributions to the plans are based on matching a portion of the employee contributions or on a percentage of employee earnings or net income for the year. Total Company contributions to the defined contribution plans were $4.0 million, $3.4 million and $3.2 million for 1998, 1997 and 1996, respectively. These amounts exclude $6.8 million, $5.8 million and $6.2 million in 1998, 1997 and 1996, respectively, related to the spin-off of Convergys.

OTHER POSTRETIREMENT BENEFITS

The Company provides health care and group life insurance benefits for retirees with a service pension. The Company funds its group life insurance benefits through Retirement Funding Accounts (RFA) and funds health care benefits using Voluntary Employee Benefit Association (VEBA) trusts. It is the Company's practice to fund amounts as deemed appropriate from time to time. Contributions are subject to IRS limitations developed using the aggregate cost method. The associated plan assets are primarily equity securities and fixed income investments.

   Immediately following the spin-off of Convergys, Convergys established separate health and life insurance plans for certain of its employees. As of December 31, 1998, subject to final adjustment, the projected benefit obligation and plan assets to be retained by the Company's plans effective January 1, 1999, were $234.8 million and $127.9 million, respectively. The Company's share of the unrecognized transition obligation, prior service costs and net gains at December 31, 1998, were estimated to be $68.6 million, $2.6 million and $11.8 million, respectively. The Company recorded an accrued postretirement benefit liability of $47.5 million at December 31, 1998.

   The following information relates to all Company postretirement healthcare and life insurance benefit plans, including amounts related to Convergys.

   The components of postretirement benefit cost are as follows:

         >

Millions of dollars   Year ended December 31     1998       1997      1996
---------------------------------------------------------------------------
Service cost (benefits earned
  during the period)                            $ 2.5      $ 2.1      $ 1.8
Interest cost on accumulated
  postretirement benefit obligation              16.1       16.1       15.6
Expected return on plan assets                   (9.4)      (7.3)      (5.7)
Amortization of transition asset/obligation       5.1        5.1        5.1
Amortization of prior service cost                 .2         .2         .2
Amortization of net gain                          (.2)       (.1)        --
                                                -----      -----      -----
Postretirement benefit cost                     $14.3      $16.1      $17.0
                                                -----      -----      -----
                                                -----      -----      -----
Postretirement benefit cost
  from continuing operations                    $12.3      $14.3      $15.4



   The funded status of the plan is:


Millions of dollars    Year ended December 31             1998        1997
---------------------------------------------------------------------------
Change in benefit obligation:

  Benefit obligation at beginning of year                $236.7      $227.3
  Service cost                                              2.5         2.1
  Interest cost                                            16.1        16.1
  Actuarial loss                                           14.1         6.2
  Benefits paid                                           (17.0)      (15.0)
                                                         ------      ------
Benefit obligation at end of year                        $252.4      $236.7
                                                         ------      ------
                                                         ------      ------
Change in plan assets:

  Fair value of plan assets at beginning of year         $116.8      $ 95.1
  Actual return on plan assets                             18.7        23.7
  Employer contribution                                    15.2        13.0
  Benefits paid                                           (17.0)      (15.0)
                                                         ------      ------
Fair value of plan assets at end of year                 $133.7      $116.8
                                                         ------      ------
                                                         ------      ------

Funded status                                           $(118.7)   $ (119.9)
Unrecognized transition obligation                         72.2        77.3
Unrecognized prior service cost                             2.9         3.1
Unrecognized net gain                                     (10.3)      (15.3)
                                                         ------      ------
Accrued benefit expense                                  $(53.9)     $(54.8)
                                                         ------      ------
                                                         ------      ------


   The transition obligation is being amortized over 20 years.

   The Company used the following rates to determine the actuarial present value of the accumulated postretirement benefit obligation (APBO) and of postretirement benefit costs:


at December 31                                    1998      1997      1996
---------------------------------------------------------------------------
Discount rate - APBO                              6.50%     7.00%     7.25%
Expected long-term rate of
  return for VEBA assets                          8.25%     8.25%     8.25%
Expected long-term rate of
  return for RFA assets                           8.00%     8.00%     8.00%


   The assumed health care cost trend rate used to measure the postretirement health benefit obligation at December 31, 1998, was 5.4% and is assumed to decrease gradually to 4.3% by the year 2005. In addition, a one percentage point change in assumed health care cost trend rates would have the following effect on the postretirement benefit costs and obligation:


Millions of dollars                               1% Increase   1% Decrease
---------------------------------------------------------------------------
1998 service and interest costs                           $.8          $(.7)
Postretirement benefit obligation

  at December 31, 1998                                   $9.8         $(8.4)


---------------------------------------------------------------------------
7. DEBT OBLIGATIONS
Debt maturing within one year consists of the following:


Millions of dollars     at December 31          1998      1997       1996
----------------------------------------------------------------------------
Short-Term Debt:
  Commercial paper                            $185.5     $57.0       $   --
  Bank notes                                      --      71.0         37.1
Current maturities of long-term debt              .7       3.5        100.7
                                              ------    ------       ------
  Total                                       $186.2    $131.5       $137.8
                                              ------    ------       ------
                                              ------    ------       ------
Weighted average interest rates
  on short-term debt                            5.6%      5.7%          5.6%


   Average balances of short-term debt and related interest rates for the last three years are as follows:

Millions of dollars                     1998        1997        1996
-----------------------------------------------------------------------------------------------------------------------
Average amounts of short-term debt
  outstanding during the year*         $ 87.5      $ 64.2      $ 35.6
Weighted average interest rate
  during the year**                       5.6%        5.7%        5.6%
Maximum amounts of short-term debt
  at any month-end during the year     $185.5      $129.5      $ 62.1


 * Amounts represent the average daily face amount of notes.

** Weighted average interest rates are computed by dividing the daily average face amount of notes into the aggregate related interest expense.

   In the first quarter of 1998, the Company entered into a $1,250 million debt facility primarily to fund Convergys' short-term borrowing needs prior to the spin-off. In the fourth quarter of 1998, the Company retired $650 million of this facility, resulting in an extraordinary charge of $.4 million, net of a related tax benefit of $.3 million. At December 31, 1998, the Company had approximately $415 million of unused bank lines of credit under this facility, which are available to provide support for commercial paper borrowings. These lines of credit are available for general corporate purposes. There are no material compensating balances or commitment fee agreements under these credit arrangements.

Long-term debt consists of the following:


Millions of dollars       at December 31      1998         1997
-----------------------------------------------------------------------------------------------------------------------
Debentures/Notes
Year of Maturity      Interest Rate %

2002                            4.375      $   20.0      $   20.0
2003                            6.240          20.0          20.0
2005                            6.330          20.0          20.0
2011                            7.375            --          50.0
2023                            7.250          50.0          50.0
2023                      7.180-7.270          80.0          80.0
2028                            6.300         150.0            --
                                           --------      --------
                                              340.0         240.0
Capital leases and other                       28.4          31.5
                                           --------      --------
                                              368.4         271.5
Current maturities                             (1.6)         (3.5)
                                           --------      --------
Total                                      $  366.8      $  268.0
                                           --------      --------
                                           --------      --------


   In October 1998, the Company and CBT filed a shelf registration with the Securities and Exchange Commission (SEC) for the sale of up to $350 million in debt securities with terms to be determined at the time of sale. The proceeds will be used to repay debt and for general corporate purposes.

   In November, CBT issued $150 million of 6.3% debentures due 2028 and redeemed $50 million of 7.375% notes due 2011. The early redemption of this debt resulted in an extraordinary non-cash charge of $.6 million, which is net of a related tax benefit of $.2 million.

-------------------------------------------------------------------------------
8. STOCK-BASED COMPENSATION PLANS

During 1998 and in prior years, certain employees of the Company were granted stock options and other stock-based awards under the Company's Long-Term Incentive Plan (Company LTIP). Effective December 31, 1998, awards outstanding under the Company LTIP were modified such that, for each Company option or share award, the holder also received a Convergys option or share award pursuant to Convergys' Long-Term Incentive Plan (Convergys LTIP). These Convergys stock options or share awards have the same vesting provisions, option periods and other terms and conditions as the original Company options. Under the Company LTIP, options are granted with exercise prices that are no less than market value of the stock at the grant date. Generally, stock options have ten-year terms and vesting terms of three to four years. There were no Company stock appreciation rights granted or outstanding during the three-year period ended December 31, 1998.

   The Company follows the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for the issuance of the Company or Convergys options to employees based on the fair value at the grant dates for awards consistent with the method prescribed by SFAS 123, net income and earnings per share would have been impacted as follows:


Millions of dollars        Year ended
except per share amounts   December 31                 1998          1997         1996
----------------------------------------------------------------------------------------------------------------------
Net income (loss):

  As reported                                          $149.9      $ (16.4)     $ 185.0
  Pro forma compensation expense,
   net of tax benefits                                   (2.1)        (5.1)        (1.9)
                                                      -------      -------      -------
  Total pro forma                                     $ 147.8      $ (21.5)     $ 183.1
                                                      -------      -------      -------
                                                      -------      -------      -------

Diluted earnings (loss) per share:

  As reported                                         $  1.08      $  (.12)     $  1.35
  Pro forma                                           $  1.06      $  (.16)     $  1.33


   The pro forma effect on net income (loss) for all periods shown above is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. Additionally, the pro forma disclosure for 1998 includes incremental compensation expense based on the difference in the fair value of the replacement options issued at the date of the distribution to employees who held Company options.

   The weighted average fair value on the date of grant for the Convergys options granted during 1998 was $7.68. The weighted average fair values at the date of grant for the Company options granted to employees during 1998, 1997 and 1996 were $8.73, $9.64 and $4.60, respectively. Such amounts were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                   Convergys
                           1998     1997      1996      1998
-------------------------------------------------------------
Expected dividend yield   1.4%       1.8%      3.5%        -
Expected volatility      25.0%      29.9%     29.2%     44.9%
Risk-free interest rate   5.7%       6.2%      5.5%      5.4%
Expected holding
  period -- years           4          4         4         4

   Presented below is a summary of the status of outstanding Company stock options issued to employees, the issuance of Convergys options to Company option holders at the date of distribution, and related transactions:

                                                       Weighted
                                                        Average
                                                       Exercise
Millions of dollars                         Shares        Price
---------------------------------------------------------------
Company options held by
  employees at January 1, 1996               3,016       $ 9.63
Granted                                        531       $20.20
Exercised                                     (760)       $9.45
Forfeited/expired                             (269)      $13.76
                                             -----
Company options held by
  employees at December 31, 1996             2,518       $13.14
                                             -----

Granted                                        357       $30.01
Exercised                                     (196)      $10.08
Forfeited/expired                              (15)      $23.90
                                             -----
Company options held by
  employees at December 31, 1997             2,664       $17.16
                                             -----

Granted                                        374       $31.25
Exercised                                     (124)      $12.02
Forfeited/expired                              (80)      $28.26
                                             -----
Company options held by
  employees at December 31, 1998             2,834       $20.33
                                             -----

Total Company options outstanding
  at December 31, 1998,
  (including options held by
  Convergys employees)                       7,284       $20.33

Total Company options outstanding
  after re-pricing for Convergys
  spin-off at December 31, 1998,
 (including options held by
  Convergys employees)                       7,284        $8.73

   The following table summarizes the status of Company stock options outstanding and exercisable at December 31, 1998:

                               Options                 Options
Shares in thousands          Outstanding             Exercisable
--------------------------------------------------------------------
                                Weighted
                                 Average  Weighted          Weighted
                               Remaining   Average           Average
Range of                     Contractual  Exercise          Exercise
Exercise Prices    Shares  Life in Years     Price  Shares     Price
---------------    ---------------------  --------  ----------------
$3.360 to $4.999    2,674           4.34     $4.02   2,675     $4.01
$5.228 to $12.887   1,957           7.24     $8.91     819     $7.75
$12.981 to $16.125  2,653           8.62    $13.27     356    $13.53
                    -----                            -----
  Total             7,284           6.69     $8.73   3,850     $5.69
                    -----                            -----
                    -----                            -----

   Restricted stock awards during 1998, 1997 and 1996 were 320,000 shares, 126,000 shares and 100,000 shares, respectively. The weighted average market value of the shares, on a pre-spin-off basis, on the grant date were $32.59, $29.48 and $20.21, respectively. Restricted stock awards generally vest within one to five years.

   On January 4, 1999, the Company announced stock option grants to each of its approximately 3,500 employees. According to the terms of this program, stock option grant recipients remaining with the Company until January 4, 2002, can exercise their options to purchase up to 500 common shares each. The exercise price for these options is $16.75 per share, the average of the opening and closing prices for the Company's common stock on the date of the grant. This plan includes a provision for option grants to future employees, in smaller amounts and at an exercise price based on the month of hire. The terms of the program allow for cashless exercises. Grant recipients must exercise their options prior to January 4, 2009. The Company does not expect a significant amount of dilution as a result of this grant.

-------------------------------------------------------------------------------
9. BUSINESS SEGMENT INFORMATION

In the fourth quarter of 1998, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes a new framework for segment reporting and requires that externally reported segments be aligned in the same manner as is viewed by a company's "chief operating decision maker." The chief operating decision maker, or decision-making group, is the person (or persons) who decides on resource allocation among a company's operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group.

   The Company evaluates performance based on several factors, of which the primary financial measure is business segment operating income. The Company generally accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, i.e., at current market prices. The accounting policies of the business segments are the same as those described in Accounting Policies (see Note 1). Certain corporate administrative expenses have been allocated to segments based upon the nature of the expense.

   The Company is organized on the basis of products and services. The Company's segments are strategic business units that offer distinct products and services, organized around a telecommunications core, and are aligned with specific subsidiaries of the Company.

   The Local Communications Services segment provides local, long distance, data networking and transport, Internet and payphone services, as well as sales of communications equipment, in southwestern Ohio, northern Kentucky, and southeastern Indiana. Services are marketed and sold to both residential and business customers, and are delivered via the Company's Cincinnati Bell Telephone subsidiary.

   The Directory Services segment sells directory advertising and information services primarily to business customers in the aforementioned area. This segment's identifiable product is the yellow pages directory delivered via the Company's Cincinnati Bell Directory subsidiary.

   The Other Communications Services segment (i) resells long distance and Internet access services and provides data services and products to small- and medium-sized business customers mainly in a five-state Midwestern area and (ii) resells telecommunications and computer equipment in the secondary market. These services are provided through the Company's Cincinnati Bell Long Distance and Cincinnati Bell Supply subsidiaries, respectively.

   The Company anticipates that its new digital wireless PCS business, Cincinnati Bell Wireless, will be reported as an operating segment in 1999. In 1998, total assets of $212.1 million and capital additions of $164.2 million, including acquisitions, are included in the segment financial information under the caption "Other Communications Services."

   The Company has formed two new subsidiaries. ZoomTown.com Inc., formed in the first quarter of 1999, provides FUSE Internet access, e-commerce, and transactional services. EnterpriseWise IT Consulting LLC (formerly KSM Consulting and the Network Solutions Group) formed in the third quarter of 1998, provides network integration and consulting services. Operating results from these services have been included in the Local Communications Services segment.

   The Company's segment financial information is as follows:

Millions of dollars    Year ended December 31      1998      1997      1996
----------------------------------------------------------------------------
Revenues
  Local Communications Services                $   718.4    $   670.1    $   650.8
  Directory Services                                72.9         72.9         72.6
  Other Communications Services                    106.1        101.7         81.8
  Intersegment                                     (12.3)       (10.2)       (25.4)
                                               ----------   ----------   ----------
   Total                                       $   885.1    $   834.5    $   779.8
                                               ----------   ----------   ----------
                                               ----------   ----------   ----------
Intersegment Revenues
  Local Communications Services                $     6.8    $     6.0    $    22.3
  Directory Services                                  .4          --           --
  Other Communications Services                      5.1          4.2          3.1
                                               ----------   ----------   ----------
   Total                                       $    12.3    $    10.2    $    25.4
                                               ----------   ----------   ----------
                                               ----------   ----------   ----------
Operating Income
  Local Communications Services                $   141.7    $   146.8    $   155.7
  Directory Services                                25.4         24.9         21.0
  Other Communications Services                     10.5         11.5         10.9
  Corporate and Eliminations                         2.4          8.2         (7.0)
                                               ----------   ----------   ----------
   Total                                       $   180.0    $   191.4    $   180.6
                                               ----------   ----------   ----------
                                               ----------   ----------   ----------
Assets
  Local Communications Services                $   749.5    $   706.4    $ 1,005.5
  Directory Services                                28.4         30.6         26.7
  Other Communications Services                    247.3         32.6         24.6
  Corporate and Eliminations                        15.8         74.7         (5.1)
                                               ----------   ----------   ----------
   Total                                       $ 1,041.0    $   844.3    $ 1,051.7
                                               ----------   ----------   ----------
                                               ----------   ----------   ----------
Capital Additions (including acquisitions)
  Local Communications Services                $   140.2    $   141.1    $   101.4
  Directory Services                               --           --              .2
  Other Communications Services                    168.2          7.1          4.5
  Corporate                                           .8         16.1           .2
                                               ----------   ----------   ----------
   Total                                       $   309.2    $   164.3    $   106.3
                                               ----------   ----------   ----------
                                               ----------   ----------   ----------
Depreciation and Amortization
  Local Communications Services                $   106.2    $   120.6    $   116.6
  Directory Services                                  .1         --           --
  Other Communications Services                      3.7          3.3          4.0
  Corporate                                          1.1           .4           .4
                                               ----------   ----------   ----------
   Total                                       $   111.1    $   124.3    $   121.0
                                               ----------   ----------   ----------
                                               ----------   ----------   ----------

   The Company derives significant revenues from AT&T and its affiliates primarily by providing network access services. Revenues from AT&T were 9%, 11% and 12% of the Company's consolidated revenues for 1998, 1997, and 1996, respectively.

----------------------------------------------------------------------------
10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate, where practicable, the fair value of each class of financial instruments:

   Cash and cash equivalents, and short-term debt -- the carrying amount approximates fair value because of the short-term maturity of these instruments.

   Long-term debt -- the fair value is estimated based on year-end closing market prices of the Company's debt and of similar liabilities. The carrying amounts at December 31, 1998, and

1997 were $340.0 million and $240.0 million, respectively. The estimated fair values at December 31, 1998 and 1997, were $355.1 million and $250.8 million, respectively.

Interest rate risk management -- the Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company continuously monitors the ratio of variable to fixed interest rate debt to maximize its total return. As of December 31, 1998, approximately 65% of debt was long-term, fixed-rate debt and approximately 35% was commercial paper and bank loans with variable interest rates and original maturities of less than one year.

------------------------------------------------------------------------------
11. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company leases certain facilities and equipment used in its operations. Total rental expenses were approximately $11.7 million, $10.5 million and $9.3 million in 1998, 1997 and 1996, respectively.

   At December 31, 1998, the total minimum annual rental commitments under noncancelable leases are as follows:


                                        OPERATING    CAPITAL
MILLIONS OF DOLLARS                        LEASES     LEASES
------------------------------------------------------------------------------
1999                                        $13.6      $ 4.6
2000                                         12.9        4.6
2001                                         11.6        4.6
2002                                          9.8        4.6
2003                                          6.0        4.7
Thereafter                                   27.7       40.9
                                            -----      -----
Total                                       $81.6       64.0
                                            -----
                                            -----

Amount representing interest                            35.6
                                                       -----

Present value of net minimum lease payments             28.4
                                                       -----
                                                       -----

   The effects of a new operating lease for equipment associated with the Company's new high-bandwidth service offering are included in "total minimum annual rental commitments" above. This lease takes effect on January 1, 1999, and extends through 2002.

CONTINGENCIES

In the normal course of business, the Company is subject to various regulatory proceedings, lawsuits, claims, and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. However, the Company believes that the resolution of such matters for amounts above those reflected in the consolidated financial statements would not likely have a materially adverse effect on the Company's financial condition.

   At December 31, 1998, the Company had approximately 3,500 employees. CBT had approximately 2,000 employees covered under collective bargaining agreements with the Communications Workers of America (CWA), which is affiliated with the AFL-CIO. This agreement expires in May 1999. Negotiations with representatives of the CWA are planned to begin in March 1999, and the outcome cannot be determined at this time.

------------------------------------------------------------------------------
12. SPECIAL CHARGES (CREDITS)

In 1995, the Company initiated a restructuring plan in response to a need for fewer employees. A restructuring liability was established to provide for the voluntary and involuntary separation of employees. Provisions were made for early retirements and more than 1,300 employees accepted the early retirement offer. The Company recorded charges of $131.6 million, net of pension settlement gains, to reflect the cost of this plan. The charges included $58.0 million for pension enhancements, $54.0 million of curtailment losses for postretirement health care costs, $7.0 million for lease terminations and $4.0 million for vacation buyouts and severance pay. The remainder was for other costs. These charges reduced 1995 net income by approximately $84.0 million.

   The following table illustrates activity in this reserve since 1996:


MILLIONS OF DOLLARS        YEAR ENDED DECEMBER 31       1998     1997     1996
------------------------------------------------------------------------------
Restructure liability
  Remaining balance, beginning of year                  $5.3     $8.7    $15.2
  Vacation/severance                                      .9      2.6      2.0
  Real estate and lease                                  1.7       .6      1.2
  Reversal of unneeded amounts                           1.1       --      2.3
  Other                                                   --       .2      1.0
  Transfer to Convergys at spin-off                      1.1       --       --
                                                        ----     ----     ----
   Remaining balance, end of year                        $.5     $5.3     $8.7
                                                        ----     ----     ----
                                                        ----     ----     ----

   Management believes that the remaining balance of $.5 million at December 31, 1998, is adequate to complete the restructuring plan.

   Since the establishment of the reserve, certain gains have been realized that have been reflected in income. These appear in the Consolidated Statements of Income and Comprehensive Income under the caption, "Special charges (credits)." Associated amounts are as follows:


MILLIONS OF DOLLARS        YEAR ENDED DECEMBER 31     1998      1997      1996
------------------------------------------------------------------------------

Special charges (credits)

  Non-cash settlement gains                          $ --     $(21.0)  $(27.4)
  Reversal of unneeded amounts                       (1.1)        --     (2.3)
                                                     ----     ------   ------
   Total                                            $(1.1)    $(21.0)  $(29.7)
                                                     ----     ------   ------
                                                     ----     ------   ------

-------------------------------------------------------------------------------
13. CINCINNATI BELL TELEPHONE COMPANY

The following summarized financial information is for the Company's consolidated wholly-owned subsidiary, Cincinnati Bell Telephone Company:

Income Statement


Millions of dollars  Year ended December 31         1998       1997      1996
-----------------------------------------------------------------------------
Revenues                                         $ 718.4    $ 670.1    $650.8
Costs and expenses                               $ 576.7    $ 523.3    $495.1
Income before extraordinary item                 $ 81.7     $  85.2    $ 92.6
Net income (loss)                                $ 81.1     $(124.8)   $ 92.6

Balance Sheet


Millions of dollars       at December 31                         1998      1997
-------------------------------------------------------------------------------
Current assets                                                 $151.6    $142.5
Telephone plant - net                                           580.8     550.6
Other noncurrent assets                                          17.1      13.3
                                                               ------    ------
  Total assets                                                 $749.5    $706.4
                                                               ------    ------
                                                               ------    ------

Current liabilities                                            $144.2    $214.0
Noncurrent liabilities                                           38.7      33.8
Long-term debt                                                  317.1     218.4
Shareowner's equity                                             249.5     240.2
                                                               ------    ------
  Total liabilities and shareowner's equity                    $749.5     $706.4
                                                               ------    ------
                                                               ------    ------

   Results for 1997 include an extraordinary, non-cash charge of $339.2 from the discontinuance of SFAS 71. The charge reduced net income $210.0 million (see
Note 4).

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

-------------------------------------------------------------------------------
14. ADDITIONAL FINANCIAL INFORMATION

Income Statement


Millions of dollars    Year ended December 31          1998      1997      1996
-------------------------------------------------------------------------------
Interest expense:
  Long-term debt                                      $20.8     $23.2     $23.7
  Short-term debt                                       4.9       6.1       5.7
  Other                                                (1.5)       .8      (1.5)
                                                      -----     -----     -----
   Total                                              $24.2    $ 30.1    $ 27.9
                                                      -----     -----     -----
                                                      -----     -----     -----

Balance Sheet


Millions of dollars       at December 31                        1998       1997
-------------------------------------------------------------------------------
Property, plant and equipment, net:
  Telephone plant                                        $ 1,739.1    $ 1,633.7
  Accumulated depreciation                                (1,158.3)    (1,083.1)
                                                         ---------    ---------
   Net telephone plant                                       580.8        550.6
  Other property and equipment                               134.0         37.1
  Accumulated depreciation                                   (16.6)       (14.5)
                                                         ---------    ---------
   Total                                                   $ 698.2     $  573.2
                                                         ---------    ---------
                                                         ---------    ---------

Goodwill and other Intangibles:

  Goodwill and other intangibles - gross                 $   108.9     $   23.0
  Accumulated amortization                                    (5.6)        (5.6)
                                                         ---------    ---------
   Total                                                 $   103.3     $   17.4
                                                         ---------    ---------
                                                         ---------    ---------
Payables and other current liabilities:
  Accounts payable                                       $    57.9     $   75.4
  Accrued payroll and benefits                                33.9         33.0
  Accrued taxes                                               40.6         35.1
  Advance billing and customers' deposits                     26.8         25.9
  Other current liabilities                                   59.9         17.4
                                                         ---------    ---------

   Total                                                 $   219.1     $  186.8
                                                         ---------    ---------
                                                         ---------    ---------
Accumulated other comprehensive income (loss):
  Currency translation adjustment                        $      --     $   (3.9)
  Additional minimum pension liability                        (6.7)        (4.2)
                                                         ---------    ---------
   Total                                                    $ (6.7)    $   (8.1)
                                                         ---------    ---------
                                                         ---------    ---------

Statement of Cash Flows


Millions of dollars    Year ended December 31          1998      1997      1996
-------------------------------------------------------------------------------
Cash paid for:
  Interest (net of amount capitalized)                $26.8     $29.6     $31.3
  Income taxes (net of refunds)                       $81.4     $82.8     $55.6

-------------------------------------------------------------------------------
15. COMMON AND PREFERRED SHARES

COMMON SHARES

Par value of the common shares is $1 per share. At December 31, 1998 and 1997, common shares outstanding were 136.4 million and 136.1 million, respectively.

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

EARNINGS PER SHARE

Basic earnings per share is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur if common stock equivalents were exercised. The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for income from continuing operations, before extraordinary items, for the following periods:

Millions of dollars
except per share
amounts               Year ended December 31     1998      1997      1996
-------------------------------------------------------------------------
Basic earnings per share:
  Income from continuing operations            $ 81.8    $102.3    $ 99.5
  Weighted average common shares
   outstanding (in millions)                    136.0     135.2     133.9
  Earnings per share from
   continuing operations                         $.60      $.76      $.74

Fully diluted earnings per share:
  Income from continuing operations            $ 81.8    $102.3    $ 99.5
  Effect of dilutive securities:
   Weighted average common shares
    outstanding (in millions)                   136.0     135.2     133.9
   Stock options (in millions)                    1.7       1.9       2.7
   Stock-based compensation
    arrangements (in millions)                     .5        .6        .6
                                               ------    ------    ------
   Weighted average common shares
    outstanding, fully diluted
    (in millions)                               138.2     137.7     137.2
   Fully diluted earnings per share
    from continuing operations                 $  .59    $  .74    $  .73

   Options to purchase 1,360,077 weighted average shares of common stock at an average of $30.19 per share were outstanding during the year ended December 31, 1997, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares for the year.

-------------------------------------------------------------------------------
16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

All adjustments necessary for a fair statement of income for each period have been included.

Millions of dollars
except per share amounts         1st      2nd     3rd       4th    Total
-------------------------------------------------------------------------
1998
REVENUES                      $216.5   $219.5  $222.6  $ 226.5  $ 885.1
OPERATING INCOME              $ 41.2   $ 39.5  $ 47.1  $  52.2  $ 180.0
INCOME FROM:
  CONTINUING
   OPERATIONS                 $ 22.5   $ 16.1  $ 21.0  $  22.2  $  81.8
  DISCONTINUED
   OPERATIONS,
     NET OF TAXES             $  .3    $ 26.4  $ 27.4  $  15.0  $  69.1
EXTRAORDINARY ITEM            $ --     $ --    $ --    $  (1.0) $  (1.0)
NET INCOME                    $ 22.8   $ 42.5  $ 48.4  $  36.2  $ 149.9
BASIC EARNINGS
  PER SHARE                   $ .17    $ .31   $ .36   $   .26  $  1.10
DILUTED EARNINGS
  PER SHARE                   $ .16    $ .31   $ .35   $   .26  $  1.08
1997
Revenues                      $199.9   $207.1  $211.0  $ 216.5  $ 834.5
Operating Income              $ 54.5   $ 47.5  $ 45.5  $  43.9  $ 191.4
Income from:
  Continuing
   Operations                 $ 29.9   $ 25.3  $ 24.6  $  22.5  $ 102.3
  Discontinued
   Operations,
     Net of Taxes             $ 27.3   $ 28.9  $ 27.2  $   7.9  $  91.3
Extraordinary Item            $ --     $ --    $ --    $(210.0) $(210.0)
Net Income (Loss)             $ 57.2   $ 54.2  $ 51.8  $(179.6) $ (16.4)
Basic Earnings
  (Loss) Per Share            $ .42    $ .40   $ .38   $ (1.32) $  (.12)
Diluted Earnings
  (Loss) Per Share            $ .41    $ .39   $ .38   $ (1.30) $  (.12)

   In the fourth quarter of 1998, the extraordinary items were for retirement of long-term debt and a portion of a credit facility, which, net of tax, reduced net income by $1.0 million or $.01 per share.

   In the fourth quarter of 1997, the extraordinary item, net of tax, was the result of CBT's discontinuance of SFAS 71, which reduced net income $210.0 million, or $1.52 per share.

   In the first and second quarters of 1997, pension settlement gains from the business restructuring increased net income $9.6 million, or $.07 per share and $3.8 million, or $.03 per share, respectively.

                                      44